MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis

BMO’s President and Chief Executive Officer and its Executive Vice-President and Chief Financial Officer have signed a statement outlining management’s responsibility for financial information in the annual consolidated financial statements and Management’s Discussion and Analysis (MD&A). The statement, which can be found on page 116, also explains the roles of the Audit and Conduct Review Committee and Board of Directors in respect of that financial information.

The MD&A comments on BMO’s operations and financial condition for the years ended October 31, 2012 and 2011. The MD&A should be read in conjunction with our consolidated financial statements for the year ended October 31, 2012. The MD&A commentary is as of December 4, 2012. Unless otherwise indicated, all amounts are stated in Canadian dollars and have been derived from financial statements prepared in accordance with International Financial Reporting Standards (IFRS). References to generally accepted accounting principles (GAAP) mean IFRS, unless indicated otherwise.

As of November 1, 2011, BMO’s financial results have been reported in accordance with IFRS. The consolidated financial statements for comparative periods in fiscal year 2011 have been restated. Note 30 on page 177 of the financial statements contains reconciliations and descriptions of the effects on BMO’s financial results of the transition from Canadian GAAP to IFRS. Results for years prior to 2011 have not been restated and are presented in accordance with Canadian GAAP as defined at that time (CGAAP). As such, certain growth rates and compound annual growth rates (CAGR) may not be meaningful. Certain other prior year data has also been reclassified to conform with the current year’s presentation, including restatements arising from transfers of certain businesses between operating groups. See pages 43 and 44.

Index

25	Who We Are provides an overview of BMO Financial Group, explains the links between our financial objectives and our overall vision, and outlines “Reasons to invest in BMO” along with relevant key performance data.
26	Enterprise-Wide Strategy outlines our enterprise-wide strategy and the context in which it is developed, as well as our progress in relation to our priorities.
27	Caution Regarding Forward-Looking Statements advises readers about the limitations and inherent risks and uncertainties of forward-looking statements.
28	Factors That May Affect Future Results outlines certain industry and company-specific factors that investors should consider when assessing BMO’s earnings prospects.
30	Economic Developments includes commentary on the impact of the economy on our businesses in 2012 and our expectations for the Canadian and U.S. economies in 2013.
Value Measures reviews financial performance on the four key measures that assess or most directly influence shareholder return. It also includes a summary of adjusting items that are excluded from results to assist in the review of key measures and adjusted results.
31	Total Shareholder Return
32	Adjusting Items
32	Earnings per Share Growth
33	Net Economic Profit Growth
34	Return on Equity
34	Acquisition of Marshall & Ilsley Corporation (M&I) provides an update on the major acquisition completed in 2011.
35	2012 Financial Performance Review provides a detailed review of BMO’s consolidated financial performance by major income statement category. It also includes summaries of the impact of business acquisitions and changes in foreign exchange rates.
Operating Group Review outlines the strategies of our operating groups, how they choose to differentiate their businesses and the challenges they face, along with their strengths and key value drivers. It also includes a summary of their achievements in 2012, their priorities for 2013, the business environment in which they operate and a review of their financial performance for the year.
44	Summary
45	Personal and Commercial Banking
46	Personal and Commercial Banking Canada
49	Personal and Commercial Banking U.S.

52	Private Client Group
55	BMO Capital Markets
58	Corporate Services, including Technology and Operations
Financial Condition Review comments on our assets and liabilities by major balance sheet category. It includes a review of our capital adequacy and our approach to optimizing our capital position to support our business strategies and maximize returns to our shareholders. It outlines proposed regulatory changes that are expected to impact capital and liquidity management as well as certain business operations. It also includes a review of off-balance sheet arrangements and certain select financial instruments and European balances.
59	Summary Balance Sheet
60	Enterprise-Wide Capital Management
64	Select Financial Instruments
67	Select Geographic Exposures
69	U.S. Regulatory Developments
70	Off-Balance Sheet Arrangements
Accounting Matters and Disclosure and Internal Control reviews critical accounting estimates and changes in accounting policies in 2012 and for future periods. It also outlines our evaluation of disclosure controls and procedures and internal control over financial reporting.
70	Critical Accounting Estimates
73	Changes in Accounting Policies in 2012
73	Future Changes in Accounting Policies
74	Disclosure Controls and Procedures and Internal Control over Financial Reporting
74	Shareholders’ Auditors’ Services and Fees
75	Enterprise-Wide Risk Management outlines our approach to managing the key financial risks and other related risks we face.
93	2011 Performance Review, Review of Fourth Quarter 2012 Performance and Quarterly Earnings Trends provide commentary on results for relevant periods other than fiscal 2012.

98	Non-GAAP Measures includes explanations of non-GAAP measures and a reconciliation to their GAAP counterparts for the fiscal year and fourth quarter.

100	Supplemental Information presents other useful financial tables and more historical detail.

Regulatory Filings

Our continuous disclosure materials, including our interim financial statements and interim MD&A, annual audited consolidated financial statements and annual MD&A, Annual Information Form and Notice of Annual Meeting of Shareholders and Management Proxy Circular, are available on our website at www.bmo.com, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov. BMO’s President and Chief Executive Officer and its Executive Vice-President and Chief Financial Officer certify the appropriateness and fairness of BMO’s annual and interim consolidated financial statements, MD&A and Annual Information Form, and the effectiveness of BMO’s disclosure controls and procedures and material changes in our internal control over financial reporting.

24	BMO Financial Group 195th Annual Report 2012

Who We Are

Established in 1817, BMO Financial Group is a highly diversified financial services provider based in North America. With total assets of $525 billion and 46,000 employees, BMO provides a broad range of retail banking, wealth management and investment banking products and services to more than 12 million customers. We serve more than seven million customers across Canada through our Canadian retail arm, BMO Bank of Montreal. We also serve customers through our wealth management businesses: BMO Nesbitt Burns, BMO InvestorLine, BMO Private Banking, BMO Global Asset Management and BMO Insurance. BMO Capital Markets, our investment and corporate banking division, provides a full suite of financial products and services to our North American and international clients. In the United States, BMO serves customers through BMO Harris Bank, an integrated financial services organization based in the U.S. Midwest with more than two million retail, small business and commercial customers. BMO Financial Group conducts business through three operating groups: Personal and Commercial Banking, Private Client Group and BMO Capital Markets.

Our Financial Objectives

BMO’s vision, guiding principle and medium-term financial objectives for certain important performance measures are set out in the adjacent chart. We believe that we will deliver top-tier total shareholder return and meet our medium-term financial objectives by aligning our operations with, and executing on, our strategic priorities as outlined on the following page. We consider top-tier returns to be top-quartile shareholder returns relative to our Canadian and North American peer group.

BMO’s business planning process is rigorous and considers the prevailing economic conditions, our customers’ evolving needs and the opportunities available across our lines of business. It includes clear and direct accountability for annual performance that is measured against internal and external benchmarks and progress towards our strategic priorities.

Over the medium term, our financial objectives on an adjusted basis are to achieve average annual earnings per share (adjusted EPS) growth of 8% to 10%, earn average annual return on equity (adjusted ROE) of between 15% and 18%, generate average annual operating leverage of 2% or more, and maintain strong capital ratios that exceed regulatory requirements. These objectives are key guideposts as we execute against our strategic priorities. Our operating philosophy is to increase revenues at rates higher than general economic growth rates, while limiting expense growth to achieve average annual adjusted operating leverage (defined as the difference between the growth rates of adjusted revenue and adjusted non-interest expense) of 2% or more. In managing our operations, we balance current profitability with the need to invest in our businesses for future growth.

Our Vision To be the bank that defines great customer experience.

Our Guiding Principle

We aim to deliver top-tier total shareholder return and balance our commitments to financial performance, our customers, our employees, the environment and the communities where we live and work.

Our Medium-Term Financial Objectives

Over the medium term, achieve average annual adjusted EPS growth of 8% to 10%, earn average annual adjusted ROE of between 15% and 18%, generate average annual adjusted operating leverage of 2% or more, and maintain strong capital ratios that exceed regulatory requirements.

Reasons to Invest in BMO

•     Operating leverage from our expanded U.S. platform

•     Focused on generating revenue growth by achieving industry-leading customer experience and loyalty

•    Enhancing productivity to drive performance

•    Proven strength in commercial banking across our North American platform

•    Well-diversified business mix with a retail focus

•    Strong capital position

As at or for the periods ended October 31, 2012 (%, except as noted)	1-year	5-year*	10-year*
Compound annual total shareholder return	5.2	4.2	9.1
Compound growth in annual EPS	27.1	8.4	8.7
Compound growth in annual adjusted EPS	17.6	2.0	7.5
Average annual ROE	15.9	13.0	14.8
Average annual adjusted ROE	15.5	15.1	16.5
Compound growth in annual dividends declared per share	0.7	0.8	8.9
Dividend yield at October 31	4.9	5.3	4.4
Price-to-earnings multiple	9.60	12.4	12.9
Market value/book value ratio	1.47	1.53	1.91
Common Equity Ratio (Basel II basis)	10.5	na	na

*	5-year and 10-year growth rates reflect growth based on CGAAP in 2007 and 2002, respectively, and IFRS in 2012.

na – not applicable

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 98.

The Our Financial Objectives section above and the Enterprise-Wide Strategy and Economic Developments sections that follow contain certain forward-looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Please refer to the Caution Regarding Forward-Looking Statements on page 27 of this MD&A for a discussion of such risks and uncertainties and the material factors and assumptions related to the statements set forth in such sections.

BMO Financial Group 195th Annual Report 2012	25

MANAGEMENT’S DISCUSSION AND ANALYSIS

Enterprise-Wide Strategy

Our Vision

To be the bank that defines great customer experience.

Our Guiding Principle

We aim to deliver top-tier total shareholder return and balance our commitments to financial performance, our customers, our employees, the environment and the communities where we live and work.

Our Strategy in Context

Changes in the economic environment, and their effects on our customers, are ongoing. Our focus on helping our customers succeed and giving them the confidence they are making the right financial choices – Making Money Make Sense – serves as a compass for us in all economic environments. It also drives our employees to deliver their best, every day.

Our strategy has proven robust despite continued market uncertainty and global regulatory change. We believe that the strength of our business model, balance sheet, risk management framework and leadership team, along with the benefits we expect from our expanded North American platform, will continue to generate sustainable growth and help us deliver on our brand promise of bringing clarity to customers’ financial decisions.

Our commitment to our customers and our shareholders is evidenced in our focus on delivering an industry-leading customer experience, managing our revenue and expenses to achieve our productivity goals, and continuing our prudent approach to risk management. We are making good progress on our enterprise strategic priorities, with select accomplishments outlined below, as well as on our group strategies, detailed in the sections that follow.

Our Priorities and Progress

1.	Achieve industry-leading customer loyalty by delivering on our brand promise.
•	Developed innovative new capabilities that provide our customers with guidance and advice, with an emphasis on digital banking and investing, to help bring clarity to their financial decisions:
[o]	BMO InvestorLine launched in Canada adviceDirect, an innovative and personal service that provides investing advice to online investors, a first in Canada.
[o]

Introduced BMO Harris Mobile Banking in the United States, allowing retail and small business customers to use their mobile phones for account transactions, and deposit cheques remotely through image capture using Mobile Deposit. This same service had been available for many years to our M&I customers. Since its introduction in July, and with our converted M&I customers, more than 144,000 users have embraced this service, representing almost 25% of our active online banking customers.

[o]

Introduced innovative new mobile capabilities in Canada, including account alerts to help customers monitor account activity in real time, and Mobile PayPass Tag to allow customers to pay for purchases by tapping their mobile phones.

[o]	Introduced online booking of appointments with our Canadian branch staff. Customers booked more than 14,000 appointments within six months of launch.
[o]

Enhanced our BMO Capital Markets client experience by moving to a more unified coverage model across product areas, deepening expertise within core sectors and continuing to provide top-ranked research.

•	Continued our focus on instilling a customer-first mindset in our people and culture:
[o]	Embedded customer experience as a core element of our learning, recruiting and talent programs.
[o]	Rolled out and enhanced customer loyalty measurement systems across most of our businesses.
•

Recognized externally with awards across our groups, including Best Private Bank in Canada (Global Banking and Finance Review), Best Investment Bank in Canada (World Finance magazine), Best Trade Bank in Canada (Trade Finance magazine), and Excellence in Telephone Banking (Synovate/IPSOS).

2.	Enhance productivity to drive performance and shareholder value.
•	Continued the redesign of our core processes to achieve a high-quality customer experience, create capacity for customer-facing employees and reduce costs:
[o]	Introduced eStatements, with over one million accounts in Canada and the United States moving to online statements instead of paper, reducing printing and postage costs, while helping the environment.
[o]

Launched lean mortgage redesign to process applications faster, with higher quality, lower cost and improved customer experience; and are rolling out similar lean redesign changes to other core processes, including commercial lending.

[o]	In BMO Capital Markets, launched a new high-performance trading platform that delivers world-class execution (including time to quote) and enhanced risk management.
•	Reviewed our cost structure to find pathways to greater efficiency:
[o]	Adjusted our organizational structure to rationalize management spans and layers, increasing nimbleness and lowering costs.
[o]	Introduced new branch formats offering smaller, more flexible and cost-effective points of distribution across our network.
[o]	Optimized our U.S. branch network, closing 49 branches to minimize overlapping coverage.
[o]	Implemented new office space standards to increase real estate efficiency.
•	Grew our distribution capacity:
[o]

Built sales capacity in our Canadian branch network with a focus on attractive growth locations, opening or upgrading 51 branches and significantly expanding our automated banking machine (ABM) network.

[o]	Rolled out technology to identify and respond to customer needs in real time, delivering tailored sales leads for branches and contact centres.

3.	Leverage our consolidated North American platform to deliver quality earnings growth.
•	Integrated our acquired M&I businesses, and continued to develop consolidated North American capabilities and platforms in priority areas:
[o]	Completed the core U.S. banking systems conversion and integrated all businesses.
[o]	Advanced our agenda to build consolidated north-south platforms to leverage scale and transfer best practices, including our contact centres, payments and commercial businesses.
•	Continued to expand our businesses and capabilities in the United States:
[o]	Launched Premier Services, offering a unique planning-focused wealth management and banking client experience, with strong results to date.
[o]	Opened more than 15,000 savings accounts through Helpful Steps for Parents, which helps parents teach children to manage money responsibly.
[o]

Broadened our commercial capabilities by creating a franchise finance specialty and opening new offices to drive growth in dealership finance, equipment finance, food & consumer, and corporate banking.

26	BMO Financial Group 195th Annual Report 2012

[o]	Enhanced our wealth management and alternative investment research capabilities with the acquisition of CTC Consulting, complementing our award-winning mutual fund and retirement services platforms.
[o]

Filled a number of key roles, including a new Head of U.S. Anti-Money Laundering and a Chief Regulatory Officer responsible for providing leadership on emerging legislative and regulatory developments.

•	Introduced attractive new offers in Canada to establish and strengthen client relationships:
[o]

Promoted our award-winning mortgage product, helping Canadians become mortgage-free faster, pay less interest and protect themselves against rising interest rates. With the success of this product, we’ve seen strong customer acquisition.

[o]

Launched our Open for Business campaign, making up to $10 billion of financing available to Canadian businesses over three years to assist their businesses, helping them improve productivity and expand into new markets.

4.	Expand strategically in select global markets to create future growth.
•	Only Canadian bank and one of only three North American banks with an established subsidiary bank in China.
•

Continued to build our Asian wealth management platform through the acquisition of a 19.9% equity interest in COFCO Trust Co., in a rapidly growing area of the wealth management market, and agreed to acquire a wealth management business in Hong Kong and Singapore.

•	Grew Trade Finance and International Financial Institutions business substantially, supported by shifts in the global credit environment.

5.	Ensure our strength in risk management underpins everything we do for our customers.
•	Reinforced our risk culture, focusing on risk independence and our three-lines-of-defence approach to managing risk across the enterprise.
•	Executed a formalized risk practice benchmarking program to assess our processes, identify best practices and implement enhancements in high-priority risk areas.
•	Developed and implemented risk appetite and performance metrics at the line of business level and integrated them into our strategic planning process.
•	Launched an effort to upgrade our risk technology infrastructure to provide data and tools that will support enhanced risk management capabilities.
•	Proactively managed our businesses to understand and address the impact of regulatory changes.

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this Annual Report, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2013 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian and U.S. economies.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this Annual Report not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; weak, volatile or illiquid capital and/or credit markets; interest rate and currency value fluctuations; changes in monetary, fiscal or economic policy; the degree of competition in the geographic and business areas in which we operate; changes in laws or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; operational and infrastructure risks; changes to our credit ratings; general political conditions; global capital markets activities; the possible effects on our business of war or terrorist activities; disease or illness that affects local, national or international economies; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; technological changes; and our ability to anticipate and effectively manage risks associated with all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors could adversely affect our results. For more information, please see the discussion below, which outlines in detail certain key factors that may affect Bank of Montreal’s future results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

In calculating the pro-forma impact of Basel III on our regulatory capital, risk-weighted assets (including Counterparty Credit Risk and Market Risk) and regulatory capital ratios, we have assumed that our interpretation of OSFI’s draft implementation guideline of rules and amendments announced by the Basel Committee on Banking Supervision (BCBS) as of this date, and our models used to assess those requirements, are consistent with the final requirements that will be promulgated by the Office of the Superintendent of Financial Institutions Canada (OSFI). We have also assumed that the proposed changes affecting capital deductions, risk-weighted assets, the regulatory capital treatment for non-common share capital instruments (i.e. grandfathered capital instruments) and the minimum regulatory capital ratios will be adopted by OSFI as proposed by BCBS, unless OSFI has expressly advised otherwise. We have also assumed that existing capital instruments that are non-Basel III compliant but are Basel II compliant can be fully included in the October 31, 2012, pro-forma calculations. The full impact of the Basel III proposals has been quantified based on our financial and risk positions at year end or as close to year end as was practical. In setting out the expectation that we will be able to refinance certain capital instruments in the future, as and when necessary to meet regulatory capital requirements, we have assumed that factors beyond our control, including the state of the economic and capital markets environment, will not impair our ability to do so.

Assumptions about the level of asset sales, expected asset sale prices, net funding cost, credit quality, risk of default and losses on default of the underlying assets of the structured investment vehicle were material factors we considered when establishing our expectations regarding the structured investment vehicle discussed in this Annual Report, including the adequacy of first-loss protection. Key assumptions included that assets will continue to be sold with a view to reducing the size of the structured investment vehicle, under various asset price scenarios, and that the level of default and losses will be consistent with the credit quality of the underlying assets and our current expectations regarding continuing difficult market conditions.

Assumptions about the level of default and losses on default were material factors we considered when establishing our expectations regarding the future performance of the transactions into which our credit protection vehicle has entered. Among the key assumptions were that the level of default and losses on default will be consistent with historical experience. Material factors that were taken into account when establishing our expectations regarding the future risk of credit losses in our credit protection vehicle and risk of loss to BMO included industry diversification in the portfolio, initial credit quality by portfolio, the first-loss protection incorporated into the structure and the hedges that BMO has entered into.

Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies. See the Economic Developments section of this Annual Report.

BMO Financial Group 195th Annual Report 2012	27

MANAGEMENT’S DISCUSSION AND ANALYSIS

Factors That May Affect Future Results

As noted in the preceding Caution Regarding Forward-Looking Statements, all forward-looking statements and information, by their nature, are subject to inherent risks and uncertainties, both general and specific, which may cause actual results to differ materially from the expectations expressed in any forward-looking statement. The Enterprise-Wide Risk Management section starting on page 75 describes a number of risks, including credit and counterparty, market, liquidity and funding, operational, insurance, legal and regulatory, business, model, strategic, reputation, and environmental and social. Should our risk management framework prove ineffective, there could be a material adverse impact on our financial position. The sections that follow outline some additional risks and uncertainties.

General Economic and Market Conditions in the Countries in which We Conduct Business

We conduct business in Canada, the United States and other countries. Factors such as the general health of capital and/or credit markets, including liquidity, level of activity, volatility and stability, could have a material impact on our business. As well, interest rates, foreign exchange rates, consumer saving and spending, consumer borrowing and repayment, business investment, government spending and the rate of inflation affect the business and economic environments in which we operate. Therefore, the amount of business we conduct in a specific geographic region and its local economic and business conditions may have an effect on our revenues and earnings. For example, a regional economic decline may result in an increase in credit losses, a decrease in loan growth and reduced capital markets activity. In addition, the financial services industry is characterized by interrelations among financial services companies. As a result, defaults by other financial services companies in Canada, the United States or other countries could adversely affect our earnings. Given the interconnectedness of global financial markets and the importance of trade flows, deterioration of the still-unresolved European sovereign debt situation could affect the supply and cost of credit and constrain the pace of economic growth in North America.

Fiscal, Monetary and Interest Rate Policies

Our earnings are affected by fiscal, monetary, interest rate and economic policies that are adopted by Canadian, U.S. and other regulatory authorities. Such policies can have the effect of increasing or reducing competition and uncertainty in the markets. Such policies may also adversely affect our customers and counterparties in the countries in which we operate, causing an increased risk of default by these customers and counterparties. As well, expectations in the bond and money markets about inflation and central bank monetary policy have an impact on the level of interest rates. Changes in market expectations and monetary policy are difficult to anticipate and predict. Fluctuations in interest rates that result from these changes can have an impact on our earnings. The current prolonged low interest rate policies have had a negative impact on results and a continuation of such policies would likely continue to pressure earnings. Refer to the Market Risk section on pages 82 to 86 for a more complete discussion of our interest rate risk exposures. As discussed in our Critical Accounting Estimates section, a reduction in income tax rates could lower the value of our deferred tax asset.

Changes in Laws, Regulations and Approach to Supervision

Regulations are in place to protect our customers, investors and the public interest. Considerable changes in laws and regulations that relate to the financial services industry have been proposed and enacted, including changes related to capital and liquidity requirements. Changes in laws and regulations, including their interpretation and application, and in approaches to supervision could adversely affect our earnings. For example, such changes could limit the products or services we can provide and the manner in which we provide them and, potentially, lower our ability to compete, while also increasing the costs of compliance. As such, they could have a negative impact on earnings and return on equity. These changes could also affect the levels of capital and liquidity we choose to maintain. In particular, the Basel III global standards for capital and liquidity, which are discussed in the Enterprise-Wide Capital Management section that starts on page 60, and enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act, which is discussed in the U.S. Regulatory Developments section on page 69, will have an impact on our results and activities. Liquidity and funding risk is discussed starting on page 86. In addition to the factors outlined here, our failure to comply with laws and regulations could result in sanctions and financial penalties that could adversely affect our strategic flexibility, reputation and earnings.

Execution of Strategy

Our financial performance is influenced by our ability to execute strategic plans developed by management. If these strategic plans do not meet with success or if there is a change in these strategic plans, our earnings could grow at a slower pace or decline. In addition, our ability to execute our strategic plans is dependent to a large extent on our ability to attract, develop and retain key executives, and there is no assurance we will continue to do so successfully.

Acquisitions

We conduct thorough due diligence before completing an acquisition. However, it is possible that we might make an acquisition that subsequently does not perform in line with our financial or strategic objectives. Our ability to successfully complete an acquisition may be subject to regulatory and shareholder approvals and we may not be able to determine when or if, or on what terms, the necessary approvals will be granted. Changes in the competitive and economic environment as well as other factors may lower revenues, while higher than anticipated integration costs and failure to realize expected cost savings could also adversely affect our earnings after an acquisition. Integration costs may increase as a result of increased regulatory costs related to an acquisition, unanticipated costs that were not identified in the due diligence process or more significant demands on management time than anticipated, as well as unexpected delays in implementing certain plans that in turn lead to delays in achieving full integration. Our post-acquisition performance is also contingent on retaining the clients and key employees of acquired companies, and there can be no assurance that we will always succeed in doing so.

Level of Competition

The level of competition among financial services companies is high. Furthermore, non-financial companies have increasingly been offering services traditionally provided by banks. Customer loyalty and retention can be influenced by a number of factors, including service levels, prices for products or services, our reputation and the actions of our competitors. Also, laws and regulations enacted by regulatory authorities in the United States and other jurisdictions in which we operate may provide benefits to our international competitors that could affect our ability to compete. Changes in these factors or any subsequent loss of market share could adversely affect our earnings.

Currency Rates

The Canadian dollar equivalents of our revenues, expenses, assets and liabilities denominated in currencies other than the Canadian dollar are subject to fluctuations in the value of the Canadian dollar relative to those currencies. Changes in the value of the Canadian dollar relative to the U.S. dollar may also affect the earnings of our small business, corporate and commercial clients in Canada. A strengthening of the U.S. dollar could increase our risk-weighted assets, lowering our capital ratios.

28	BMO Financial Group 195th Annual Report 2012

Refer to the Foreign Exchange section on page 36, the Enterprise-Wide Capital Management section on page 60 and the Market Risk section on pages 82 to 86 for a more complete discussion of our foreign exchange risk exposures.

Changes to Our Credit Ratings

Credit ratings are important to our ability to raise both capital and funding to support our business operations. Maintaining strong credit ratings allows us to access the capital markets at competitive pricing. Should our credit ratings experience a material downgrade, our costs of funding would likely increase significantly and our access to funding and capital through capital markets could be reduced. A material downgrade of our ratings could also have other consequences, including those set out in Note 10 on page 140 of the financial statements.

Operational and Infrastructure Risks

We are exposed to many of the operational risks that affect large enterprises conducting business in multiple jurisdictions. Such risks include the risk of fraud by employees or others, unauthorized transactions by employees, and operational or human error. We face risk of loss due to cyber attack and also face the risk that computer or telecommunications systems could fail, despite our efforts to maintain these systems in good working order. Some of our services (such as online banking) or operations may face the risk of interruption or other security risks due to the nature of the risks related to the use of the internet in these services or operations, which may impact our customers and infrastructure. Given the high volume of transactions we process on a daily basis, certain errors may be repeated or compounded before they are discovered and rectified. Shortcomings or failures of our internal processes, employees or systems, or those provided by third parties, including any of our financial, accounting or other data processing systems, could lead to financial loss and damage our reputation. In addition, despite the contingency plans we have in place, our ability to conduct business may be adversely affected by a disruption in the infrastructure that supports both our operations and the communities in which we do business, including but not limited to disruption caused by public health emergencies or terrorist acts.

Judicial or Regulatory Judgments and Legal and Regulatory Proceedings

We take reasonable measures to comply with the laws and regulations of the jurisdictions in which we conduct business. Should these measures prove not to be effective, it is possible that we could be subject to a judicial or regulatory judgment or decision which results in fines, damages, other costs or restrictions that would adversely affect our earnings and reputation. We are also subject to litigation arising in the ordinary course of our business. The unfavourable resolution of any litigation could have a material adverse effect on our financial results. Damage to our reputation could also result, harming our future business prospects. Information about certain legal and regulatory proceedings we currently face is provided in Note 28 on page 169 of the financial statements.

Critical Accounting Estimates and Accounting Standards

Since November 1, 2011, we have prepared our financial statements in accordance with International Financial Reporting Standards (IFRS). Periods prior to November 1, 2010, have not been restated. Changes by the International Accounting Standards Board to international financial accounting and reporting standards that govern the preparation of our financial statements can be difficult to anticipate and may materially affect how we record and report our financial results. Significant accounting policies and the impact of the adoption of IFRS are discussed in Note 1 on page 124 and Note 30 on page 177, respectively, of the financial statements.

The application of IFRS requires that management make significant judgments and estimates that can affect when certain assets, liabilities, revenues and expenses are recorded in our financial statements and their recorded values. In making these judgments and estimates, we rely on the best information available at the time. However, it is possible that circumstances may change or new information may become available.

Our financial results would be affected in the period in which any such new information or change in circumstances became apparent, and the extent of the impact could be significant. More information is included in the discussion of Critical Accounting Estimates on page 70.

Accuracy and Completeness of Customer and Counterparty Information

When deciding to extend credit or enter into other transactions with customers and counterparties, we may rely on information provided by or on behalf of those customers and counterparties, including audited financial statements and other financial information. We also may rely on representations made by customers and counterparties that the information they provide is accurate and complete. Our financial results could be adversely affected if the financial statements or other financial information provided by customers and counterparties is materially misleading.

Other Factors

Other factors beyond our control that may affect our future results are noted in the Caution Regarding Forward-Looking Statements on page 27.

We caution that the preceding discussion of factors that may affect future results is not exhaustive. When relying on forward-looking statements to make decisions with respect to BMO, investors and others should carefully consider these factors, as well as other uncertainties, potential events and industry and company-specific factors that may adversely affect future results. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by law.

BMO Financial Group 195th Annual Report 2012	29

MANAGEMENT’S DISCUSSION AND ANALYSIS

Economic Developments

Economic and Financial Services Developments in 2012

After moderating in 2011, economic growth in Canada slowed further to approximately 2.1% in 2012, with the unemployment rate remaining above 7%. Weak global demand and a strong currency restrained exports, while elevated cumulative levels of consumer debt curbed personal loan growth and spending in 2012. Housing market activity and residential mortgage growth remained firm in the first half of the year, before slowing in response to more restrictive mortgage rules. Business investment stayed strong, with support from robust resource prices and low interest rates, resulting in a pickup in the growth of short-term loans and non-residential mortgages. Personal deposit growth strengthened, in part reflecting nervousness about the European sovereign debt situation and a slowing global economy. In contrast, business deposit growth moderated in response to slower earnings and low interest rates. The Bank of Canada held its overnight rate target at 1% for a second consecutive year, while longer-term rates decreased in response to easing in monetary policies in other countries.

Economic growth in the United States remained modest at approximately 2.2% in 2012. Business investment stayed healthy and residential construction improved on firmer home sales. However, job growth was restrained as a result of unease over the global outlook and domestic fiscal challenges, which undermined consumer spending. While demand for consumer credit improved, tighter lending standards held back residential mortgage growth. The Federal Reserve maintained its near-zero rate policy and restarted its asset-purchase program to reduce longer-term interest rates. In the Midwest, where most of our U.S. operations are located, the economy grew modestly in 2012, with firm business investment, rising automobile production and the shale-oil boom in North Dakota in part offsetting weak government spending and reduced crop production resulting from a severe drought.

Economic and Financial Services Outlook for 2013

Assuming European credit difficulties are contained and U.S. lawmakers agree to defer most of the tax increases and spending cuts that are scheduled to take effect in 2013, the Canadian economy should grow at a modest rate of 2.0% in the coming year. Elevated commodity prices should support growth in Newfoundland & Labrador and the resource-producing provinces in Western Canada. Business investment should remain healthy in these regions, bolstering business loan growth. However, high levels of household debt and tighter credit rules will likely continue to inhibit consumer spending and housing market activity, restraining personal loan and mortgage growth. A strong Canadian dollar is expected to continue to challenge exporters and manufacturers. The modest growth environment should keep the unemployment rate slightly above 7%, encouraging the Bank of Canada to hold interest rates steady until late in the year.

The U.S. economy is projected to grow at a moderate rate of 2.3% in 2013, though activity should strengthen through the year. Low interest rates, improved household finances and pent-up demand should support consumer spending and the recovery in housing markets, encouraging a pickup in personal loan and mortgage growth. Lower vacancy rates for commercial and industrial properties should sustain growth in non-residential construction, while low interest rates are expected to continue to support business investment and loan growth. Tighter fiscal policies, however, will likely restrain the expansion. The U.S. Midwest economy is expected to grow at a moderate rate in 2013, supported by rising automobile production.

30	BMO Financial Group 195th Annual Report 2012

Value Measures

Highlights

•	Total shareholder return (TSR) – Our three-year TSR was 10.8%, higher than the most comparable Canadian indices.
•

Earnings per share (EPS) growth – EPS was $6.15, up $1.31 or 27% from $4.84 in 2011. Adjusted EPS was $6.00, up $0.90 or 18% from $5.10 in 2011. Our three-year compound average annual adjusted EPS growth rate was 14.3%, higher than our current medium-term objective of achieving average annual adjusted EPS growth of 8% to 10%.

•

Net income increased $1,075 million or 35% to $4,189 million in 2012. Adjusted net income increased $817 million or 25% to $4,092 million. There was strong growth in P&C U.S. and in PCG, with a solid increase in BMO Capital Markets and modest growth in

P&C Canada. Corporate Services had adjusted net income in 2012, compared with an adjusted loss in 2011.
•

Return on equity (ROE) was 15.9% and adjusted ROE was 15.5% in 2012, within the range of our current medium-term objective. These returns compare with 15.1% and 16.0%, respectively, in 2011. BMO has achieved an ROE of 13% or better in 22 of the past 23 years, one of only two banks in our North American peer group to have done so.

•

We increased our quarterly dividends declared to $0.72 per common share following the third quarter of 2012. Dividends paid over five-year and ten-year periods have increased at average annual compound rates of 1.3% and 9.0%, respectively. We continue to maintain strong capital levels.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 98.

Total Shareholder Return

The average annual TSR is a key measure of shareholder value and is the most important of our financial performance and condition measures, since it assesses our success in achieving our guiding principle of delivering top-tier shareholder returns. Over the past five years, shareholders have earned an average annual TSR of 4.2% on their investment in BMO common shares, an improvement from the 1.9% average annual return for the five years ended October 31, 2011. The five-year average was suppressed primarily by the low valuations in the difficult equity market conditions of 2008; however, the return on BMO shares was higher than the comparable indices. BMO’s one-year TSR was 5.2%, while the three-year average annual TSR was 10.8% and higher than the comparable Canadian indices.

The table below summarizes dividends paid on BMO common shares over the past five years and the movements in BMO’s share price. An investment of $1,000 in Bank of Montreal common shares made at the beginning of fiscal 2008 would have been worth $1,228 at October 31, 2012, assuming reinvestment of dividends, for a total return of 22.8%. We increased our quarterly dividends declared to $0.72 per common share following the third quarter of 2012 from the level of $0.70 per common share paid over the past five years. Dividends paid over five-year and ten-year periods have increased at average annual compound rates of 1.3% and 9.0%, respectively.

The average annual total shareholder return (TSR) represents the average annual total return earned on an investment in Bank of Montreal common shares made at the beginning of a fixed period. The return includes the change in share price and assumes that dividends received were reinvested in additional common shares. The one-year TSR also assumes that dividends were reinvested in shares.

Total Shareholder Return

For the year ended October 31	2012	2011	2010	2009	2008	Three-year CAGR (1)	Five-year CAGR (1)
Closing market price per common share ($)	59.02	58.89	60.23	50.06	43.02	5.6	(1.3)
Dividends paid ($ per share)	2.80	2.80	2.80	2.80	2.80	–	1.3
Dividends paid (%) (2)	4.8	4.6	5.6	6.5	4.4
Increase (decrease) in share price (%)	0.2	(2.2)	20.3	16.4	(31.7)
Total shareholder return (%)	5.2	2.4	26.4	25.1	(27.9)	10.8	4.2
Total annual shareholder return assumes reinvestment of quarterly dividends and therefore does not equal the sum of dividend and share price returns in the table.
(1)	Compound annual growth rate (CAGR) expressed as a percentage.
(2)	As a percentage of the closing market price in the prior year.

BMO Financial Group 195th Annual Report 2012	31

MANAGEMENT’S DISCUSSION AND ANALYSIS

Adjusting Items

We have designated certain amounts as adjusting items and have adjusted GAAP results so that we can present and discuss financial results without the effects of adjusting items to facilitate understanding of business performance and related trends. Management assesses performance on a GAAP basis and on an adjusted basis and considers both to be useful in the assessment of underlying business performance. Presenting results on both bases provides readers with a better understanding of how management assesses results. Adjusted results and measures are non-GAAP and, together with items excluded in determining adjusted results, are disclosed in more detail in the Non-GAAP Measures section on page 98, along with comments on the uses and limitations of such measures.

Items excluded in the determination of adjusted results for 2012 represented net income of $97 million or $0.15 per share (net loss of $161 million or $0.26 per share in 2011) and were comprised of:

•

the $251 million ($107 million in 2011) net benefit after tax of credit-related items in respect of the M&I purchased performing loan portfolio, including $783 million ($271 million in 2011) for the recognition in net interest income of a portion of the credit mark on the portfolio, net of a $376 million ($98 million in 2011) provision for credit losses (comprised of an increase in the collective allowance of $85 million ($80 million in 2011) and specific provisions of $291 million ($18 million in 2011)) and related income taxes of $156 million ($66 million in 2011). The effects of these credit-related items in respect of the M&I purchased performing loan portfolio can significantly impact both net interest income and the provision for credit losses in different periods over the life of the M&I purchased performing loan portfolio;

•

costs of $402 million or $250 million after tax ($131 million or $84 million after tax in 2011) for integration of the acquired business, including amounts related to system conversions, restructuring and other employee-related charges, consulting fees and marketing costs in connection with customer communications and rebranding activities, including new signage;

•	a charge of $nil ($87 million or $62 million after tax in 2011) for costs related to the acquisition of M&I;
•	a charge to revenue for the hedge of foreign exchange risk on the purchase of M&I of $nil ($20 million or $14 million after tax in 2011);
•	the amortization of acquisition-related intangible assets of $134 million or $96 million after tax ($70 million or $54 million after tax in 2011);
•

a decrease in the collective allowance for credit losses of $82 million or $53 million after tax (increase of $6 million or $4 million after tax in 2011) on loans other than the M&I purchased loan portfolio;

•

income of $264 million or $261 million after tax (loss of $50 million before and after tax in 2011) from run-off structured credit activities (our credit protection vehicle and structured investment vehicle). These vehicles are consolidated on our balance sheet under IFRS, and our results primarily reflect valuation changes associated with these activities that have been included in trading revenue; and

•

a restructuring charge of $173 million or $122 million after tax ($nil in 2011) to align our cost structure with the current and future business environment. This action was part of a broader effort to improve productivity that is still underway.

Further details on the effects of adjusting items can be found on page 98.

Adjusting Items (Pre-Tax)

($ millions)	2012	2011	2010
Credit-related items on the M&I purchased performing loan portfolio	407	173	–
M&I integration costs	(402)	(131)	–
M&I acquisition-related costs	–	(87)	–
Hedge of foreign exchange risk on the purchase of M&I	–	(20)	–
Amortization of acquisition-related intangible assets	(134)	(70)	(36)
Decrease (increase) in the collective allowance for credit losses	82	(6)	–
Run-off structured credit activities	264	(50)	–
Restructuring costs	(173)	–	–
Increase (decrease) in pre-tax income due to adjusting items in reported results	44	(191)	(36)

Adjusting Items (After Tax)

($ millions)	2012	2011	2010
Credit-related items on the M&I purchased performing loan portfolio	251	107	–
M&I integration costs	(250)	(84)	–
M&I acquisition-related costs	–	(62)	–
Hedge of foreign exchange risk on the purchase of M&I	–	(14)	–
Amortization of acquisition-related intangible assets	(96)	(54)	(32)
Decrease (increase) in the collective allowance for credit losses	53	(4)	–
Run-off structured credit activities	261	(50)	–
Restructuring costs	(122)	–	–
Increase (decrease) in net income after tax due to adjusting items in reported results	97	(161)	(32)

2010 based on CGAAP.

Caution

The foregoing section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

The foregoing section contains adjusted results and measures, which are non-GAAP. Please see the Non-GAAP Measures section on page 98.

Earnings per Share Growth

Earnings per share (EPS) is calculated by dividing net income, after deduction of preferred dividends, by the average number of common shares outstanding. Diluted EPS, which is our basis for measuring performance, adjusts for possible conversions of financial instruments into common shares if those conversions would reduce EPS, and is more fully explained in Note 25 on page 166 of the financial statements. Adjusted EPS is calculated in the same manner using adjusted net income.

The year-over-year percentage change in earnings per share (EPS) and in adjusted EPS are our key measures for analyzing earnings growth. All references to EPS are to diluted EPS, unless indicated otherwise.

EPS was $6.15, up $1.31 or 27% from $4.84 in 2011. Adjusted EPS was $6.00, up $0.90 or 18% from $5.10 in 2011. Our three-year compound average annual adjusted EPS growth rate was 14%, higher than our current medium-term objective of achieving average annual adjusted EPS growth of 8% to 10%. EPS growth in 2011 and 2012 reflected increased earnings, including the impact of the inclusion of 12 months of results of M&I in the current year and four months in 2011, and a significant increase in capital in 2011. Adjusted net income available to common shareholders was 78% higher over the three-year period from the end of 2009, while the average number of diluted common shares outstanding increased 20% over the same period, primarily due to the issuance of common shares on the acquisition of M&I in July 2011.

*	2010 based on CGAAP.

Net income was $4,189 million in 2012, up $1,075 million or 35% from $3,114 million a year ago. Adjusted net income was $4,092 million, up $817 million or 25%.

32	BMO Financial Group 195th Annual Report 2012

There was good revenue growth and a significant decrease in provisions for credit losses in 2012. Incremental revenues exceeded incremental costs, contributing to net income growth. There was a lower effective income tax rate in 2012.

Personal and Commercial Banking (P&C) and Private Client Group (PCG) results in 2012 were up significantly from 2011, while BMO Capital Markets (BMO CM) experienced solid net income growth and Corporate Services results improved considerably as it recorded net income compared to a net loss in 2011.

P&C adjusted net income grew by $207 million or 9.5% from a year ago to $2,375 million. The P&C group comprises our two retail and business banking operating segments, Personal and Commercial Banking Canada (P&C Canada) and Personal and Commercial Banking U.S. (P&C U.S.). P&C Canada net income increased $11 million or 0.6% to $1,784 million and increased $58 million or 3.4% on an actual loss basis. The effects of growth in balances and fees across most of the business were largely offset by lower net interest margin and increases in expenses. P&C Canada results are discussed in the operating group review on page 46. P&C U.S. adjusted net income grew by $194 million or 50% to $581 million, and by US$187 million or 48% on a U.S. dollar basis. The increase in income was attributable to the US$174 million impact of the acquired M&I business and a US$13 million or 5.5% increase in income from organic operations. P&C U.S. results are discussed in the operating group review on page 49.

PCG adjusted net income increased $60 million or 12% to $546 million. The increase reflected net income growth both in PCG, excluding Insurance, and in Insurance operations. Slightly more than half of the growth was attributable to the incremental impact of M&I. PCG results are discussed in the operating group review on page 52.

BMO CM net income increased $46 million or 5.1% to $948 million. Improved results were driven by reductions in provisions for credit losses and lower income taxes. BMO CM results are discussed in the operating group review on page 55.

Corporate Services adjusted net income was $222 million, compared with a net loss of $281 million in 2011, primarily due to recoveries on the M&I purchased credit impaired loan portfolio and the more favourable impact of provisions for credit losses recorded in Corporate Services under BMO’s expected loss provisioning methodology. Corporate Services results are discussed in the operating group review on page 58.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 98.

Net Economic Profit Growth

Net economic profit (NEP) growth is another of our key value measures. NEP was $1,439 million in 2012, up $498 million or 53% from 2011. Adjusted NEP was $1,246 million, up $198 million or 19%. NEP per share was $2.22 compared with $1.55 in 2011. The improvement in both NEP and adjusted NEP is reflective of higher earnings, including the impact of eight additional months of results of M&I in the current year, net of a higher charge for capital as a result of the increase in average common shareholders’ equity. NEP calculations are set out in the table that follows.

Net Economic Profit and Adjusted Net Economic Profit ($ millions, except as noted)

For the year ended October 31	2012	2011(1)	2010	2009	2008
Net income	4,189	3,114	2,884	1,863	2,052
Non-controlling interest in subsidiaries	74	73	74	76	74
Net income attributable to bank shareholders	4,115	3,041	2,810	1,787	1,978
Preferred dividends	136	146	136	120	73
Net income available to common shareholders	3,979	2,895	2,674	1,667	1,905
After-tax impact of the amortization of acquisition-related intangible assets	96	54	32	35	35
Net income available to common shareholders after adjusting for the amortization of acquisition-related intangible assets	4,075	2,949	2,706	1,702	1,940
Charge for capital*	(2,636)	(2,008)	(1,888)	(1,770)	(1,535)
Net economic profit	1,439	941	818	(68)	405
Add back: after-tax impact of adjusting items, excluding after-tax impact of the amortization of acquisition-related intangible assets	(193)	107	–	474	425
Adjusted net economic profit	1,246	1,048	818	406	830
Net economic profit growth (%)	53	15	+100	(+100)	(33)
Adjusted net economic profit growth (%)	19	28	+100	(51)	(33)
Net economic profit per share ($)	2.22	1.55	1.45	(0.13)	0.80
Adjusted net economic profit per share ($)	1.92	1.73	1.45	0.75	1.64
*Charge for capital
Average common shareholders’ equity	25,106	19,145	17,980	16,865	14,612
Cost of capital (%)	10.5	10.5	10.5	10.5	10.5
Charge for capital	(2,636)	(2,008)	(1,888)	(1,770)	(1,535)

2010 and prior are based on CGAAP.

(1)	Growth rates for 2011 reflect growth based on CGAAP in 2010 and IFRS in 2011.

NEP and adjusted results in this section are non-GAAP measures and are discussed in the Non-GAAP Measures section on page 98.

BMO Financial Group 195th Annual Report 2012	33

MANAGEMENT’S DISCUSSION AND ANALYSIS

Return on Equity

Return on equity (ROE) is the last of our four key value measures. ROE was 15.9% in 2012 and adjusted ROE was 15.5%, compared with 15.1% and 16.0%, respectively, in 2011. There was an increase of $1,074 million in earnings ($816 million in adjusted earnings) available to common shareholders. Average common shareholders’ equity increased by almost $6.0 billion from 2011, primarily due to the issuance of common shares to M&I shareholders in July 2011 as consideration for the acquisition, as well as internally generated capital. Adjusted ROE of 15.5% was in line with our medium-term objective of earning average annual adjusted ROE of 15% to 18%. BMO has achieved an ROE of 13% or better in 22 of the past 23 years, one of only two banks in our North American peer group to have done so. Table 3 on page 102 includes ROE statistics for the past 10 years.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 98.

Acquisition of Marshall & Ilsley Corporation (M&I)

On July 5, 2011, BMO completed the acquisition of M&I for consideration of $4.1 billion in the form of approximately 67 million common shares issued to M&I shareholders. In addition, immediately prior to the closing of the transaction, a BMO subsidiary purchased from the U.S. Treasury all of M&I’s outstanding Troubled Asset Relief Program (TARP) preferred shares and warrants for cash consideration of US$1.6 billion. In this MD&A, M&I is generally referred to as the “acquired business” and other acquisitions are specifically identified. At acquisition, inclusion of the assets and liabilities of M&I added $29 billion of loans, after adjustment for expected credit losses, and $34 billion of deposits. Assets and liabilities acquired are outlined in more detail in Note 12 on page 148 of the financial statements. Note 4 to the financial statements discusses the accounting treatment of purchased loans. The acquisition doubled our U.S. branch count and added more than one million customers.

In 2012, the acquired business contributed $647 million to reported net income and $730 million to adjusted net income, up from $105 million and $180 million, respectively, in 2011. Activities of the acquired business are primarily reflected in the P&C U.S., Private Client Group and Corporate Services segments, with a small amount included in BMO Capital Markets. More detail on the impact of the acquired business on results is provided in the Impact of Business Acquisitions section on page 35.

We now expect annual cost savings from the integration of the acquired business and BMO of at least US$400 million, up from the previous estimate of US$300 million a year ago. More than two-thirds of the synergies were achieved by the end of the year. Some synergy savings have funded or will be available to fund other investments in the business. We also expect there to be opportunities to add to revenues through expanded access to existing and new markets with increased brand awareness and a greater ability to compete in the market. Integration costs are included in non-interest expense in Corporate Services and are expected to total approximately US$650 million by the end of 2013. We have recorded $402 million of such expenses in 2012 and a total of $533 million to date. These include amounts related to system conversions, severance and other employee-related charges, as well as other integration expenses, such as consulting fees and marketing costs in connection with customer communications and rebranding activities.

During the fourth quarter of 2012, we completed the integration of the operating systems of Harris Bank and M&I, increasing operating efficiency and giving customers access to a much larger network of branches and ABMs.

In 2012, we achieved a number of notable milestones related to our acquisition of M&I. We have created a formidable competitor by combining the best products, people and processes from the predecessor organizations.

✓	Income contribution has exceeded our original business case and the transaction has been accretive to EPS throughout 2012.
✓	The management team has been fully integrated and provides experienced leadership that knows how to compete and excel in all of our markets.
✓

The major systems conversion was completed during the fourth quarter of 2012, integrating M&I’s operations into BMO’s systems and processes and building scalable solutions that will accommodate future growth, while also upgrading U.S. online, branch, core banking and mobile banking platforms.

✓

In conjunction with the systems conversion, we unveiled new signage at a number of the branches, and our complete network of more than 600 branches and approximately 1,300 ABMs now display BMO Harris Bank signage.

✓	Credit risk is performing better than expected and the portfolios targeted for reduction have been reduced ahead of schedule.
✓	Cost synergy realization is progressing well. We anticipate cost synergies of at least US$400 million, compared with our estimate of US$300 million a year ago.
✓	We have strong traction in growing core Commercial and Industrial loans, which is a target area for continued growth.
✓	Our capital position is strong. BMO’s pro-forma Basel III common equity ratio, which was 8.6% prior to closing in July 2011, and 6.6% post-closing, is now a strong 8.7% at the end of 2012.

Caution

This Acquisition of Marshall & Ilsley Corporation (M&I) section contains forward-looking statements.

Please see the Caution Regarding Forward-Looking Statements.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 98.

34	BMO Financial Group 195th Annual Report 2012

2012 Financial Performance Review

This section provides a review of our enterprise financial performance for 2012 that focuses on the Consolidated Statement of Income included in our consolidated financial statements, which begin on page 119. A review of our operating groups’ strategies and performance follows the enterprise review. A summary of the enterprise financial performance for 2011 appears on page 94. This section contains adjusted results, which are non-GAAP and are disclosed in more detail in the Non-GAAP Measures section on page 98.

Highlights

•

Revenue increased $2,187 million or 16% in 2012 to $16.1 billion. Adjusted revenue increased $1,325 million or 9.7% to $15.1 billion. This high rate of revenue growth was due in part to the M&I acquisition but also continues to demonstrate the benefit of our diversified business mix and successful execution against our strategic priorities, in an environment that has been challenging at times.

•

Revenue growth in P&C Canada was primarily attributable to volume growth across most of the business, largely offset by a reduction in net interest margin. P&C U.S. revenue growth reflected the results of our acquired M&I business, as well as increases in both gains on the sale of newly originated mortgages and commercial lending fees. There was revenue growth in Private Client Group, excluding Insurance, due to acquisitions and growth across most businesses, as well as in Insurance operations. BMO Capital Markets revenues decreased slightly, reflecting a more challenging market environment for our Investment Banking businesses. Corporate Services adjusted revenues were essentially unchanged from 2011.

•

Provisions for credit losses totalled $765 million in the current year, down from $1,212 million in 2011. Adjusted provisions for credit losses totalled $471 million, down from $1,108 million in 2011. The improvement was in large part due to recoveries on the M&I purchased credit impaired loan portfolio.

•

Adjusted non-interest expense increased due to continued investment in our people and in technology, as well as the impact of our acquired businesses, reduced in part by the efficiencies we achieved across our businesses.

•

The effective income tax rate was 18.3%, compared with 22.0% in 2011. The adjusted effective income tax rate(1) was 19.5%, compared with a rate of 21.7% in 2011. The lower adjusted effective rate in 2012 was mainly attributable to a 1.6 percentage point reduction in the statutory Canadian income tax rate in 2012 and higher recoveries of prior periods’ income taxes.

(1)	The adjusted rate is computed using adjusted net income rather than net income in the determination of income subject to tax.

Impact of Business Acquisitions

BMO Financial Group has selectively acquired a number of businesses. These acquisitions increase revenues and expenses, affecting year-over-year comparisons of operating results. The adjacent table outlines significant acquisitions by operating group and their impact on BMO’s adjusted revenues, adjusted expense and adjusted net income for 2012 and 2011 to assist in analyzing changes in results. The effect on adjusted net income includes the impact of adjusted provisions for credit losses and income taxes, which are not disclosed separately in the table. Adjusting items are excluded from amounts reflected in the table and are discussed in the Adjusting Items section on page 32.

For 2012, on an adjusted basis, the significant business acquisitions contributed $1,830 million of revenue, $1,277 million of expense and $726 million of net income. On a reported basis, they contributed $2,613 million of revenue, $1,784 million of expense and $640 million of net income.

Impact of Significant Business Acquisitions on Adjusted Operating Results ($ millions)

Business acquired	Adjusted
	Revenue	Expense	Net income
Personal and Commercial Banking U.S. (1)
M&I
Effects on results for: 2012	1,498	830	318
Effects on results for: 2011	552	275	142
Private Client Group
M&I
Effects on results for: 2012	344	264	50
Effects on results for: 2011	115	92	14
Lloyd George Management Acquired April 2011
Effects on results for: 2012	29	40	(4)
Effects on results for: 2011	21	24	(2)
BMO Capital Markets
M&I
Effects on results for: 2012	30	19	6
Effects on results for: 2011	7	9	1
BMO Financial Group
Effects on results for: 2012 (2)	1,830	1,277	726
Effects on results for: 2011 (2)	661	405	178
For Reference Only
M&I
Acquired July 2011
Effects on results for: 2012 (2)	1,801	1,237	730
Effects on results for: 2011 (2)	640	381	180
(1)	Certain assets and liabilities of AMCORE Bank N.A. were acquired in April 2010. The inclusion of results related to this acquisition increased adjusted revenue, adjusted expense and adjusted net income by $22 million, $9 million and $5 million, respectively, in 2011 relative to 2010. In 2012, these assets and liabilities were fully integrated into BMO’s businesses and therefore their impact on BMO’s financial results can no longer be separately identified.
(2)	The effects of the M&I acquisition on results of BMO Financial Group as shown above include the adjusted results of Corporate Services, which are not separately disclosed above.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 98.

BMO Financial Group 195th Annual Report 2012	35

MANAGEMENT’S DISCUSSION AND ANALYSIS

Foreign Exchange

The Canadian/U.S. dollar exchange rate at October 31, 2012, was relatively unchanged from a year ago. BMO’s U.S.-dollar-denominated assets and liabilities are translated at year-end rates. The average exchange rate over the course of 2012, which is used in the translation of BMO’s U.S.-dollar-denominated revenues and expenses, was higher in 2012 than in 2011. Consequently, the Canadian dollar equivalents of BMO’s U.S.-dollar-denominated net income, revenues, expenses, income taxes and provision for credit losses in 2012 were increased relative to the preceding year. The table below indicates average Canadian/U.S. dollar exchange rates in 2012, 2011 and 2010 and the impact of changes in the average rates. At October 31, 2012, the Canadian dollar traded at $0.999 per U.S. dollar. It traded at $0.997 per U.S. dollar at October 31, 2011.

Changes in the exchange rate will affect future results measured in Canadian dollars and the impact on those results is a function of the periods in which revenues, expenses and provisions for credit losses arise. If future results are consistent with results in 2012, each one cent increase (decrease) in the Canadian/U.S. dollar exchange rate, expressed in terms of how many Canadian dollars one U.S. dollar buys, would be expected to increase (decrease) the Canadian dollar equivalent of U.S.-dollar-denominated adjusted net income before income taxes for the year by $18 million.

Effects of Changes in Exchange Rates on BMO’s Reported and Adjusted Results

($ millions, except as noted)	2012 vs. 2011	2011 vs. 2010
Canadian/U.S. dollar exchange rate (average)
2012	1.003
2011	0.985	0.985
2010		1.043

Effects on reported results
Increased (reduced) net interest income	70	(133)
Increased (reduced) non-interest revenue	30	(74)
Increased (reduced) revenues	100	(207)
Reduced (increased) expenses	(63)	143
Reduced (increased) provisions for credit losses	(4)	28
Reduced (increased) income taxes	(7)	4
Increased (reduced) reported net income	26	(32)

Effects on adjusted results
Increased (reduced) net interest income	56	(126)
Increased (reduced) non-interest revenue	30	(75)
Increased (reduced) revenues	86	(201)
Reduced (increased) expenses	(56)	125
Reduced provisions for credit losses	3	23
Reduced (increased) income taxes	(7)	8
Increased (reduced) adjusted net income	26	(45)

Revenue

Revenue increased $2,187 million or 16% in 2012 to $16,130 million.

Amounts in the rest of this Revenue section are stated on an adjusted basis. Adjusted revenue excludes the portion of the credit mark recorded in net interest income on the M&I purchased performing loan portfolio in 2012 and 2011, income or losses from run-off structured credit activities for 2012 and 2011 and the hedge of foreign exchange risk on the M&I purchase in 2011, all of which are recorded in Corporate Services, as discussed in the Adjusting Items section on page 98.

Adjusted revenue increased $1,325 million or 9.7%. The inclusion of eight additional months of results of the acquired business in 2012 increased adjusted revenue by $1,161 million or 8.4% in 2012 relative to the prior year. The stronger U.S. dollar added $51 million or 0.4 percentage points to adjusted revenue growth, on a basis that excludes the impact of the acquired business. Excluding these two items, revenue increased $113 million or 0.8%, primarily due to growth in P&C U.S. and PCG.

BMO analyzes revenue at the consolidated level based on GAAP revenues as reported in the financial statements, and on an adjusted basis. Consistent with our Canadian peer group, we analyze revenue on a taxable equivalent basis (teb) at the operating group level. The teb adjustments for 2012 totalled $266 million, up from $220 million in 2011.

P&C Canada revenue increased $20 million or 0.3%, as the effects of growth in balances and fees across most of the business were largely offset by lower net interest margin. P&C U.S. revenue increased US$995 million or 50%, with US$939 million due to the inclusion of eight additional months of revenues from the acquired M&I business relative to a year ago. The remaining increase was primarily due to growth in both gains on the sale of newly originated mortgages and commercial lending fees. Private Client Group revenue increased $314 million or 12%, of which $237 million was attributable to the incremental effect of M&I and the recognition of six additional months of LGM results in 2012. Revenue in Private Client Group, excluding Insurance, increased 12%, as a result of acquisitions, earnings from a strategic investment and growth in revenues across most businesses. Assets under management and administration improved by $40 billion to $465 billion, due to market appreciation and new client assets. Insurance revenue increased 9.4%. Insurance revenue was reduced in both 2012 and 2011 by the unfavourable impact of movements in long-term interest rates. In 2011, insurance revenue was also reduced by an unusually high $55 million charge in respect of reinsurance claims related to the earthquakes in Japan and New Zealand. BMO Capital

Revenue and Adjusted Revenue ($ millions)

For the year ended October 31	2012	2011*	2010	2009	2008
Net interest income	8,808	7,474	6,235	5,570	5,072
Year-over-year growth (%)	17.8	19.9	11.9	9.8	5.0
Non-interest revenue	7,322	6,469	6,004	5,494	5,133
Year-over-year growth (%)	13.2	7.7	9.3	7.0	13.6
Total reported revenue	16,130	13,943	12,239	11,064	10,205
Year-over-year growth (%)	15.7	13.9	10.6	8.4	9.2

Adjusted net interest income	8,029	7,248	6,235	5,570	5,072
Year-over-year growth (%)	10.8	16.2	11.9	9.8	5.0
Adjusted non-interest revenue	7,038	6,494	6,004	6,015	5,521
Year-over-year growth (%)	8.4	8.2	(0.2)	8.9	1.0
Total adjusted revenue	15,067	13,742	12,239	11,585	10,593
Year-over-year growth (%)	9.7	12.3	5.7	9.4	2.9

2010 and prior are based on CGAAP.

*	Growth rates for 2011 reflect growth based on CGAAP in 2010 and IFRS in 2011.

Taxable equivalent basis (teb) Revenues of operating groups are presented in our MD&A on a taxable equivalent basis (teb). The teb adjustment increases GAAP revenues and the provision for income taxes by an amount that would increase revenues on certain tax-exempt securities to a level that would incur tax at the statutory rate, to facilitate comparisons. This adjustment is reversed in Corporate Services.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 98.

36	BMO Financial Group 195th Annual Report 2012

Markets revenue decreased $34 million or 1.0% to $3,265 million in a challenging market environment for some areas in our Investment Banking business. The reduction in that business was mitigated by a significant increase in trading revenues. Corporate Services adjusted revenues were essentially unchanged from 2011.

For the fifth consecutive year, there was solid growth in both net interest income and non-interest revenue on a reported basis, with both rising at double-digit rates in 2012.

Net Interest Income

Net interest income for the year was $8,808 million, an increase of $1,334 million or 18% from 2011. Adjusted net interest income was $8,029 million, up $781 million or 11% from 2011, of which $731 million was due to the inclusion of eight additional months results of M&I compared to 2011. Adjusted net interest income excludes the portion of the credit mark recorded in net interest income on the acquired M&I loan portfolio and the cost of hedging the exposure to changes in foreign exchange rates on the M&I purchase in 2011.

Amounts in the rest of this Net Interest Income section are stated on an adjusted basis.

The impact of the stronger U.S. dollar increased net interest income by $33 million, excluding any amounts related to M&I. BMO’s average earning assets increased $56.0 billion in 2012, of which $22.2 billion was attributable to the inclusion of eight additional months of M&I’s results. The stronger U.S. dollar increased average assets by $3.5 billion. Asset levels increased in each of the operating groups, with particularly strong growth in P&C U.S. BMO’s overall net interest margin was down 5 basis points in 2012. The main drivers of BMO’s overall net interest margin are the individual group margins, changes in the magnitude of each operating group’s assets and changes in net interest income in Corporate Services.

P&C Canada net interest income was down slightly from a year ago. The effects of higher loan balances across most products were largely offset by the impact of lower net interest margin. Net interest margin decreased 15 basis points from the prior year, primarily due to deposit spread compression in a low rate environment and changes in mix, including loan growth exceeding deposit growth as well as competitive pressures.

In P&C U.S., net interest income grew significantly, increasing $809 million (US$781 million or 48%), primarily due to the inclusion of eight additional months of M&I results. Net interest margin decreased 9 basis points due to deposit spread compression in a low rate environment as well as a decline in loan spreads due to competitive pressures, partially offset by the positive effects of deposit growth exceeding loan growth and the acquired business.

Private Client Group net interest income increased $100 million or 22%. Results for the group reflected the inclusion of the acquired businesses for a full year and growth in revenues from spread-based products. The group’s net interest margin increased 11 basis points due to an increase in earnings from a strategic investment.

BMO Capital Markets net interest income decreased $33 million or 2.7%. The group’s average earning assets increased due to additions to our holdings of securities purchased under resale agreements in response to increased customer demand and to an increase in deposits held at the Federal Reserve. Net interest margin decreased 11 basis points due to reduced market spreads.

Corporate Services adjusted net interest income was lower, due in part to interest received on the settlement of certain tax matters in 2011.

Table 9 on page 106 and Table 10 on page 107 provide further details on net interest income and net interest margin.

Net interest income is comprised of earnings on assets, such as loans and securities, including interest and dividend income and BMO’s share of income from investments accounted for using the equity method of accounting, less interest expense paid on liabilities, such as deposits.

Net interest margin is the ratio of net interest income to earning assets, expressed as a percentage or in basis points.

Change in Net Interest Income, Average Earning Assets and Net Interest Margin

	Net interest income (teb)				Average earning assets				Net interest margin
	($ millions)		Change		($ millions)		Change		(in basis points)
For the year ended October 31	2012	2011	$	%	2012	2011	$	%	2012	2011	Change
P&C Canada	4,342	4,362	(20)	–	156,282	148,867	7,415	5	278	293	(15)
P&C U.S.	2,433	1,624	809	50	55,857	36,471	19,386	53	436	445	(9)
Personal and Commercial Banking (P&C)	6,775	5,986	789	13	212,139	185,338	26,801	14	319	323	(4)
Private Client Group (PCG)	555	455	100	22	17,825	15,191	2,634	17	311	300	11
BMO Capital Markets (BMO CM)	1,180	1,213	(33)	(3)	193,889	167,593	26,296	16	61	72	(11)
Corporate Services, including Technology and Operations	(481)	(406)	(75)	(19)	36,352	36,073	279	1	nm	nm	nm
Total BMO adjusted	8,029	7,248	781	11	460,205	404,195	56,010	14	174	179	(5)
Adjusting items impacting net interest income	(779)	(226)	(553)	(+100)	–	–	–	–	nm	nm	nm
Total BMO reported	8,808	7,474	1,334	18	460,205	404,195	56,010	14	191	185	6

  nm – not meaningful

BMO Financial Group 195th Annual Report 2012	37

MANAGEMENT’S DISCUSSION AND ANALYSIS

Non-Interest Revenue ($ millions)

				Change from 2011

For the year ended October 31	2012	2011	2010	$	%
Securities commissions and fees	1,146	1,215	1,077	(69)	(6)
Deposit and payment service charges	929	834	802	95	11
Trading revenues	1,025	549	504	476	87
Lending fees	641	593	572	48	8
Card fees	708	689	233	19	3
Investment management and custodial fees	725	496	355	229	46
Mutual fund revenues	647	633	550	14	2
Securitization revenues	–	–	678	–	–
Underwriting and advisory fees	442	512	445	(70)	(14)
Securities gains, other than trading	152	189	150	(37)	(20)
Foreign exchange, other than trading	153	130	93	23	18
Insurance income	335	283	321	52	18
Other	419	346	224	73	21
Total	7,322	6,469	6,004	853	13
Total adjusted	7,038	6,494	6,004	544	8

2010 based on CGAAP.

Non-Interest Revenue

Non-interest revenue, which comprises all revenues other than net interest income, was $7,322 million in 2012, an increase of $853 million or 13% from 2011. Adjusted non-interest revenue excludes the income or losses from run-off structured credit activities, which are included in trading revenues. Adjusted non-interest revenue was $7,038 million, up $544 million or 8.4%. The acquired M&I business contributed $430 million to the increase in adjusted non-interest revenue, primarily in investment management and custodial fees in Private Client Group, along with deposit and payment service charges and card fees in P&C U.S. Revenues were higher in each of the groups except BMO Capital Markets, with particularly significant growth in P&C U.S. and Private Client Group. The stronger U.S. dollar increased non-interest revenue by $18 million, excluding any amounts related to M&I.

Securities commissions and fees decreased $69 million or 5.7%. These revenues consist largely of brokerage commissions and fees within Private Client Group, which account for about two-thirds of the total, and institutional equity trading commissions within BMO Capital Markets. The decrease was due to lower levels of activity in the marketplace affecting BMO Capital Markets, as well as lower brokerage revenues in Private Client Group.

Deposit and payment service charges increased $95 million or 11%, due to the incremental impact of the M&I acquisition, as well as organic growth in P&C Canada.

Trading revenues increased significantly and are discussed in the Trading-Related Revenues section that follows.

Lending fees increased $48 million or 8.1%, primarily due to the impact of the acquired business. The balance of the increase was mainly due to organic growth in P&C U.S. and P&C Canada.

Card fees increased $19 million or 2.8%, due to the impact of M&I.

Investment management and custodial fees increased $229 million or 46%, with 78% of the increase due to the impact of M&I and the balance due primarily to growth in the private banking business.

Mutual fund revenues increased $14 million or 2.2% from 2011, a low growth rate relative to the past two years, due to weaker equity markets.

Securitization revenues are no longer reflected in results under IFRS for the years 2012 and 2011, since securitization vehicles are consolidated and earnings from securitized assets are reflected in net interest income, non-interest revenue and provisions for credit losses.

Underwriting and advisory fees decreased $70 million or 14% from 2011, due to more challenging market conditions.

Securities gains decreased $37 million or 20% from 2011. Lower investment gains across all operating groups, particularly in BMO Capital Markets and P&C Canada, more than offset an increase in gains in Corporate Services.

Income from foreign exchange, other than trading, increased $23 million or 18% year over year.

Insurance income increased $52 million or 18%. Insurance revenue was reduced in both 2012 and 2011 by the unfavourable impact of movements in long-term interest rates. In 2011, Insurance revenue was also reduced by an unusually high $55 million charge in respect of reinsurance claims related to the earthquakes in Japan and New Zealand.

Other revenue includes various sundry amounts and increased $73 million or 21%, due to the incremental effect of M&I. Table 7 on page 104 provides further details on revenue and revenue growth.

38	BMO Financial Group 195th Annual Report 2012

Trading-Related Revenues

Trading-related revenues are dependent on, among other things, the volume of activities undertaken for clients who enter into transactions with BMO to mitigate their risks or to invest. BMO earns a spread or profit on the net sum of its client positions by profitably managing, within prescribed limits, the overall risk of the net positions. BMO also assumes proprietary positions with the intent of earning trading profits.

Interest and non-interest trading-related revenues increased $508 million or 70% from $722 million in 2011 to $1,230 million in 2012. Revenues from run-off structured credit activities totalled $284 million in 2012 compared to a loss of $25 million in 2011 and are included in other trading revenues in the adjacent table. These revenues are included with adjusting items. Adjusted trading-related revenues were $950 million in 2012, up $178 million or 24% from 2011. Clients were more active in 2012, demonstrating greater comfort with more subdued market conditions. Interest rate trading-related revenues increased $61 million or 16%. Foreign exchange trading-related revenues were modestly lower than in 2011 and were consistent over the course of 2012. Equities trading-related revenues increased $91 million or 28% from 2011, and were relatively consistent over the first nine months of 2012 but became significantly higher in the fourth quarter of the year as the improved market environment led to more activity in many of our businesses. Commodities trading-related revenues increased $26 million as a result of client hedging activity and were reasonably consistent over the course of 2012. Other trading-related revenues increased $393 million from 2011 on a reported basis, of which $309 million was attributable to an increase in revenues from our run-off structured credit activities. There was a modest trading loss in 2012 in other trading revenues on an adjusted basis.

The Market Risk section on page 82 provides more information on trading-related revenues.

Trading-related revenues include net interest income and non-interest revenue earned from on and off-balance sheet positions undertaken for trading purposes. The management of these positions typically includes marking them to market on a daily basis. Trading-related revenues also include income (expense) and gains (losses) from both on-balance sheet instruments and interest rate, foreign exchange (including spot positions), equity, commodity and credit contracts.

Interest and Non-Interest Trading-Related Revenues (1)

($ millions) (taxable equivalent basis)				Change from 2011

For the year ended October 31	2012	2011	2010	$	%
Interest rates	449	388	562	61	16
Foreign exchange	269	288	247	(19)	(7)
Equities	413	322	314	91	28
Commodities	66	40	52	26	65
Other (2)	267	(126)	9	393	+100
Total (teb)	1,464	912	1,184	552	61
Teb offset	234	190	324	44	23
Total	1,230	722	860	508	70
Reported as:
Net interest income	439	363	680	76	21
Non-interest revenue – trading revenues	1,025	549	504	476	87
Total (teb)	1,464	912	1,184	552	61
Teb offset	234	190	324	44	23
Total	1,230	722	860	508	70
Adjusted net interest income net of teb offset	209	199	356	10	5
Adjusted non-interest revenue – trading revenues	741	573	504	168	29
Adjusted total	950	772	860	178	24

2010 based on CGAAP.

(1)	Trading revenues are presented on a taxable equivalent basis.
(2)	Includes revenues from run-off structured credit activities of $284 million ($25 million loss in 2011; $nil in 2010), which are adjusting items included in Corporate Services results, and hedging exposures in BMO’s structural balance sheet.

Adjusted results in this Revenue section are non-GAAP and are discussed in the Non-GAAP Measures section on page 98.

BMO Financial Group 195th Annual Report 2012	39

MANAGEMENT’S DISCUSSION AND ANALYSIS

Provision for Credit Losses and Other Credit Quality Information

The provision for credit losses (PCL) was $765 million in the current year, down from $1,212 million in 2011. Adjusted PCL, which excludes provisions related to the M&I purchased performing loan portfolio and changes in the collective allowance (previously referred to as the general allowance), was $471 million in 2012, after adjusting for a $291 million specific provision related to the M&I purchased performing loan portfolio, an $85 million increase in the collective allowance for the M&I purchased performing loan portfolio and an $82 million reduction in the collective allowance for other loans. The reduction related to our other loan portfolio reflects an improving trend in the credit quality and the economic environment, particularly for our U.S. portfolio. Included in adjusted PCL in 2012 was a recovery of $509 million related to the M&I purchased credit impaired loan portfolio, compared with $nil in 2011. Adjusted PCL in 2011 was $1,108 million, after adjusting for an $18 million specific provision related to the M&I purchased performing loan portfolio, a $59 million increase in the collective allowance for the M&I purchased performing loan portfolio and a $27 million increase in the collective allowance for other loans.

Adjusted PCL in 2012 represents 21 basis points of average net loans and acceptances, down from 54 basis points in 2011, reflecting recoveries on the M&I purchased credit impaired loans and an improved credit environment. PCL as a percentage of average net loans and acceptances also decreased, to 0.31% in 2012 from 0.56% in 2011. This ratio, excluding amounts related to the purchased loan portfolios, fell to 0.43% in 2012 from 0.55% in 2011.

Starting in 2012, PCL for the current fiscal year and comparative 2011 fiscal year is reported on an IFRS basis and, as such, includes provisions resulting from the recognition of securitized loans and certain special purpose entities on our balance sheet. IFRS also requires that we recognize interest income on impaired loans, which results in a corresponding increase in provisions. Results for years prior to 2011 have not been restated and continue to be reported under Canadian GAAP in effect at the time.

We record PCL in BMO’s consolidated accounts based on actual credit losses. We employ an expected loss methodology for segmented and management reporting purposes, whereby expected credit losses are charged to the client operating groups quarterly, based on the composition of their portfolio. The expected loss methodology used in our operating and geographic segments applies a through-the-cycle view of loss rates to the distribution of risks in the overall portfolio rather than the actual losses related to defaulted loans that occurred in the year. This methodology is used for management reporting purposes as it incorporates the cost of expected losses into the credit decision. The difference between provisions charged to the operating groups on an expected loss basis and actual PCL charged at the consolidated entity level is charged (or credited) to Corporate Services. In times of economic downturns, for any operating group, the provision for credit losses on an actual loss basis may be higher than the provision for credit losses on an expected loss basis, and the opposite may occur during strong economic times.

On an operating segment basis, most of our provisions relate to Personal and Commercial Banking. In P&C Canada, actual losses decreased by $48 million to $593 million in 2012. P&C U.S. actual provision for credit losses on a reported basis was $278 million in 2012 versus $356 million in 2011, due to recoveries in the M&I purchased credit impaired loan portfolio. In P&C U.S., actual losses on an adjusted basis were $15 million, down $321 million from fiscal 2011, driven primarily by recoveries in the M&I purchased credit impaired loan portfolio and lower provisions in the commercial portfolio. BMO Capital Markets had no actual losses in the year, an improvement of $26 million from fiscal 2011 as a result of better credit quality primarily related to increased recoveries of previously written-off amounts. PCG actual losses on a reported basis were $31 million in 2012, an increase of $23 million over the prior year, the majority of which was due to the inclusion of the M&I purchased performing loan portfolio. On an expected loss basis, P&C Canada’s losses remained relatively stable year

Provision for Credit Losses (PCL) ($ millions, except as noted)

For the year ended October 31	2012	2011	2010	2009	2008	2007
New specific provisions	1,860	1,495	1,419	1,765	1,242	460
Reversals of previous allowances	(252)	(128)	(187)	(77)	(58)	(66)
Recoveries of prior write-offs	(846)	(241)	(183)	(145)	(114)	(91)
Specific PCL	762	1,126	1,049	1,543	1,070	303
Increase in collective allowance	3	86	–	60	260	50
Reported PCL	765	1,212	1,049	1,603	1,330	353
Adjusted PCL (1)	471	1,108	1,049	1,543	1,070	303
PCL as a % of average net loans and acceptances	0.31	0.56	0.61	0.88	0.76	0.21
PCL as a % of average net loans and acceptances excluding purchased portfolios (2)	0.43	0.55	0.61	0.88	0.76	0.21
Adjusted PCL as a % of average net loans and acceptances (1)	0.21	0.54	0.61	0.85	0.61	0.18

2010 and prior are based on CGAAP.

(1)  Adjusted PCL excludes provisions related to the M&I purchased performing loan portfolio and changes in the collective allowance. Please see the Non-GAAP Measures section on page 98.

(2)  Ratio is presented excluding purchased portfolios, to provide for better historical comparisons (Refer to the How BMO Reports Operating Results section on page 44).

PCL by Operating Group ($ millions)

For the year ended October 31	2012		2011		2010
Provision for credit losses	Actual losses	Expected losses	Actual losses	Expected losses	Actual losses	Expected losses
P&C Canada	593	567	641	547	509	502
P&C U.S. (1)	251	336	336	201	465	124
Purchased credit impaired loans	(236)	–	–	–	–	–
Personal and Commercial Banking	608	903	977	748	974	626
PCG	19	14	8	10	13	7
BMO Capital Markets	–	97	26	119	62	264
Corporate Services
Purchased credit impaired loans	(273)	–	–	–	–	–
Interest on impaired loans	98	–	69	–	–	–
Impaired real estate loan portfolio	19	–	28	–	–	–
Adjusted PCL	471	1,014	1,108	877	1,049	897
P&C U.S.
Purchased performing loans	263	–	20	–	–	–
PCG
Purchased performing loans	12	–		–	–	–
Corporate Services
Collective provision	3	–	86	–	–	–
Purchased performing loans	16	–	(2)	–	–	–
Adjustment to actual losses (2)	–	(249)	–	335	–	152
Reported PCL	765	765	1,212	1,212	1,049	1,049

2010 based on CGAAP.

(1)	Includes expected losses, but not actual losses, related to the M&I purchased performing loans. Actual losses are outlined below adjusted PCL.
(2)	Credit losses are charged to operating groups on an expected loss basis. The difference between provisions charged to the operating groups on an expected loss basis and the actual provision for credit losses is charged to Corporate Services. See page 59 for discussion of Corporate Services provision for credit losses.

over year. Expected losses in P&C U.S. were up $135 million from 2011, to $336 million, due to the inclusion of the M&I purchased performing loan portfolio.

On a geographic basis, the majority of our provisions on an actual loss basis relate to our Canadian portfolio. Specific PCL on an actual loss basis in Canada and other countries (excluding the United States) was $611 million, compared with $662 million in 2011. Specific PCL in the United States was $151 million, down from $464 million in 2011, primarily due to recoveries on the purchased credit impaired loans. On an adjusted basis, specific PCLs on an actual loss basis in the United States for the comparable periods were a recovery of $140 million and a charge of $446 million, respectively, as a result of the recoveries on the M&I purchased credit impaired loans. Note 4 on page 131 of the financial statements provides further PCL information on a geographic basis.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 98.

40	BMO Financial Group 195th Annual Report 2012

A significant factor influencing both PCL and write-offs is the level of formations of new impaired loans – identified as additions to impaired loans and acceptances in the Changes in Gross Impaired Loans and Acceptances table. Impaired loan formations remain above the low levels of 2007 but are trending downwards in BMO’s legacy portfolio (which excludes the M&I purchased performing loan portfolio). Total impaired formations in BMO’s legacy loan portfolio decreased from $1,888 million to $1,680 million in 2012. Impaired loan formations related to the M&I purchased performing loan portfolio were $1,421 million in 2012, up from $104 million. At acquisition, we recognized the likelihood of impairment in the purchased performing loan portfolio and losses on these loans that have now been identified as impaired were adequately provided for in the credit mark established at the time of acquisition. On a geographic basis, the United States accounted for the majority of impaired loan formations, comprising 70.3% of total formations in 2012, compared with 49.9% in 2011, with the increase related to the M&I purchased performing loan portfolio. The commercial real estate sector accounted for the largest portion of formations in the United States, consistent with the prior year.

Gross impaired loans, which exclude purchased credit impaired loans, increased from $2,685 million in 2011 to $2,976 million in 2012. This includes $1,014 million of gross impaired loans related to purchased performing portfolios, of which $136 million is subject to a loss-sharing agreement that expires in 2015 for commercial loans and 2020 for retail loans. Factors contributing to the change in impaired loans are outlined in the adjacent table. In 2012, sales of gross impaired loans totalled $197 million, compared with $119 million in fiscal 2011.

The collective allowance is assessed on a quarterly basis and is maintained to cover impairment in the existing credit portfolio that cannot yet be associated with specific loans. The collective allowance increased by $8 million from 2011 to $1,460 million and includes $120 million related to the M&I purchased performing loan portfolio.

The collective allowance remains adequate and at the end of the fiscal year, represented 0.85% of credit risk-weighted assets compared with 0.81% at the end of fiscal 2011. The total allowance for credit losses decreased $77 million in 2012 to $1,706 million and remains adequate. In addition, BMO also maintains a $230 million allowance included in other liabilities related to undrawn commitments and letters of credit that are considered other credit instruments.

BMO’s loan book continues to be well diversified by segment and geographic area, and is comprised primarily of the more stable consumer and commercial portfolios. The Canadian and U.S. portfolios represented 73.4% and 24.8% of total loans, respectively, compared with 71.6% and 26.5% in 2011. The consumer loan portfolio represented 59.4% of the total portfolio, down slightly from 59.7% in 2011, with approximately 88% of the portfolio secured in Canada and 97% in the United States. Corporate and commercial loans represented 40.6% of the total portfolio, up slightly from 40.3% in 2011. We continue to proactively monitor industry sectors that we consider warrant closer attention, including Canadian consumer loans and U.S. real estate.

Credit risk management is discussed further on page 80. Note 6 on page 134 of the financial statements and Tables 11 to 19 on pages 108 to 111 provide details of BMO’s loan portfolio, impaired loans and provisions and allowances for credit losses. Pages 67 and 68 and Tables 20 to 22 on pages 112 and 113 provide detail on BMO’s European exposures.

Changes in Gross Impaired Loans (GIL) and Acceptances (1) ($ millions, except as noted)
For the year ended October 31	2012	2011	2010	2009	2008	2007
GIL, beginning of year	2,685	2,894	3,297	2,387	720	666
Additions to impaired loans and acceptances	3,101	1,992	2,330	2,690	2,506	588
Reductions in impaired loans and acceptances (2)	(1,631)	(1,285)	(1,750)	(288)	131	(143)
Write-offs	(1,179)	(916)	(983)	(1,492)	(970)	(391)
GIL, end of year	2,976	2,685	2,894	3,297	2,387	720
GIL as a % of gross loans and acceptances	1.16	1.12	1.62	1.94	1.26	0.44
GIL as a % of gross loans and acceptances excluding purchased portfolios (3)	0.85	1.18	1.63	1.94	1.26	0.44

2010 and prior are based on CGAAP.

(1)	GIL excludes purchased credit impaired loans.
(2)	Includes impaired amounts returned to performing status, loan sales, repayments, the impact of foreign exchange fluctuations and the effects of consumer loan write-offs which have not been recognized in formations.
(3)	Ratio is presented excluding purchased portfolios, to provide for better historical comparisons (Refer to the How BMO Reports Operating Results section on page 44).

Caution

This Provision for Credit Losses and Other Credit Quality Information section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

BMO Financial Group 195th Annual Report 2012	41

MANAGEMENT’S DISCUSSION AND ANALYSIS

Non-Interest Expense

Non-interest expense increased $1,497 million or 17% to $10,238 million in 2012. Adjusted non-interest expense increased $1,060 million or 13% to $9,513 million. Adjusted non-interest expense excludes costs of the M&I integration in 2012 and 2011; restructuring costs in 2012 to align our cost structure with the current and future business environment; M&I acquisition-related costs in 2011; and amortization of acquisition-related intangible assets for all years. The factors contributing to the cost increases are set out in the Contribution to Growth in Adjusted Non-Interest Expense and Non-Interest Expense table.

Amounts in the rest of this Non-Interest Expense section are stated on an adjusted basis.

As explained on page 35, the inclusion of eight additional months of results of the acquired business in 2012 increased adjusted expense by $856 million or 10%. The stronger U.S. dollar increased costs in 2012 by $34 million or 0.4%, on a basis that excludes the impact of the acquired business. Excluding these two items, expenses increased $170 million or 2.0%, primarily due to continued investment in our businesses, including technology development initiatives.

The dollar and percentage changes in expense by category are outlined in the Adjusted Non-Interest Expense and Non-Interest Expense table. Table 8 on page 105 provides more detail on expenses and expense growth.

Employee compensation, which includes salaries, performance-based compensation, benefits and severance, increased $547 million or 11% from 2011, of which $466 million was attributable to the inclusion of eight additional months of results of M&I. The remaining increase of $81 million reflected continued investment in our businesses and the impact of the stronger U.S. dollar.

Premises and equipment costs increased $206 million or 13%, with $161 million related to the inclusion of eight additional months of M&I results and the balance related to technology development initiatives and the impact of the stronger U.S. dollar.

Other expenses rose $263 million or 14%, primarily due to the inclusion of eight additional months of M&I results, which contributed $223 million to the increase.

BMO’s efficiency ratio deteriorated by 80 basis points to 63.5% in 2012. The adjusted efficiency ratio increased by 160 basis points to 63.1%.

P&C Canada is BMO’s largest operating segment, and its efficiency ratio of 51.5% deteriorated by 60 basis points from 2011, primarily due to an increase in initiative spending and the effects of lower net interest margin on revenues, partially offset by the effects of our focus on productivity.

The efficiency ratio in P&C U.S. of 60.2% was essentially unchanged year over year.

The efficiency ratio in Private Client Group increased by 30 basis points to 75.5%, as top-line revenue growth was offset by an increase in spending on strategic priorities.

BMO Capital Markets efficiency ratio of 59.8% deterioirated by 240 basis points primarily due to increases in employee-related costs and technology investments.

Operating leverage was negative 1.4% and adjusted operating leverage was negative 2.8%. One of our medium-term financial objectives is to generate average annual adjusted operating leverage of 2.0% or more, increasing the rate of adjusted revenue growth by an average of at least two percentage points more than the rate of adjusted non-interest expense growth. We aim to improve efficiency and generate operating leverage by driving revenues through a strong customer focus and by managing costs through effective expense management and achieving synergies on the M&I integration.

Examples of initiatives to enhance productivity are outlined in the 2012 Review of Operating Groups Performance, which starts on page 43.

The efficiency ratio (or expense-to-revenue ratio) is a key measure of productivity. It is calculated as non-interest expense divided by total revenues (on a taxable equivalent basis in the operating groups), expressed as a percentage. The adjusted efficiency ratio is another key measure of productivity and is calculated in the same manner, utilizing adjusted revenue and expense. See page 99.

Contribution to Growth in Adjusted Non-Interest Expense and Non-Interest Expense (%)

For the year ended October 31	2012	2011	2010
Significant businesses acquired	10.3	5.8	1.2
Canadian/U.S. dollar translation effect, excluding acquisitions	0.4	(1.5)	(2.8)
Other	1.8	7.2	6.7
Total adjusted non-interest expense growth	12.5	11.5	4.9
Impact of adjusting items	4.6	3.2	(1.7)
Total non-interest expense growth	17.1	14.7	3.2

2010 based on CGAAP.

Adjusted Non-Interest Expense and Non-Interest Expense

($ millions, except as noted)

				Change from 2011
For the year ended October 31	2012	2011*	2010	$	%
Performance-based compensation	1,641	1,581	1,455	60	4
Other employee compensation	3,725	3,238	2,909	487	15
Total employee compensation	5,366	4,819	4,364	547	11
Premises and equipment	1,760	1,554	1,343	206	13
Other	2,182	1,919	1,709	263	14
Amortization of intangible assets	205	161	167	44	27
Total adjusted non-interest expense	9,513	8,453	7,583	1,060	13
Adjusting items	725	288	36	437	+100
Total non-interest expense	10,238	8,741	7,619	1,497	17
Adjusted non-interest expense growth (%)	12.5	11.5	5.0	na	na
Non-interest expense growth (%)	17.1	14.7	3.2	na	na

2010 based on CGAAP.

na – not applicable

Efficiency Ratio by Group (teb) (%)

For the year ended October 31	2012	2011	2010
Efficiency Ratio
P&C Canada	51.7	51.0	50.8
P&C U.S.	63.3	62.5	67.9
PCG	76.5	75.7	74.4
BMO Capital Markets	59.8	57.4	55.7
Total BMO	63.5	62.7	62.2
Selected Adjusted Efficiency Ratio
P&C U.S.	60.2	60.0	66.2
PCG	75.5	75.2	74.2
Total BMO	63.1	61.5	62.0

2010 based on CGAAP.

Caution

This Non-Interest Expense section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 98.

42	BMO Financial Group 195th Annual Report 2012

Provision for Income Taxes

The provision for income taxes reflected in the Consolidated Statement of Income is based upon transactions recorded in income, regardless of when such transactions are subject to taxation by tax authorities, with the exception of the repatriation of retained earnings from foreign subsidiaries, as outlined in Note 24 on page 164 of the financial statements.

Management assesses BMO’s consolidated results and associated provisions for income taxes on a GAAP basis. We assess the performance of the operating groups and associated income taxes on a taxable equivalent basis and report accordingly.

The provision for income taxes was $938 million in 2012, compared with $876 million in 2011. The reported effective tax rate in 2012 was 18.3%, compared with 22.0% in 2011. The adjusted provision for income taxes(1) in 2012 was $991 million, compared with $906 million in 2011. The adjusted effective tax rate in 2012 was 19.5%, compared with 21.7% in 2011. The lower adjusted effective rate was mainly attributable to a reduction of 1.6 percentage points in the statutory Canadian income tax rate in 2012 and higher recoveries of prior years’ income taxes.

BMO partially hedges the foreign exchange risk arising from its investments in U.S. operations by funding the investments in U.S.

dollars. Under this program, the gain or loss on hedging and the unrealized gain or loss on translation of investments in U.S. operations are charged or credited to shareholders’ equity. For income tax purposes, the gain or loss on the hedging activities results in an income tax charge or credit in the current period, which is charged or credited to shareholders’ equity, while the associated unrealized gain or loss on the investments in U.S. operations does not incur income taxes until the investments are liquidated. The income tax charge/benefit arising from a hedging gain/loss is a function of the fluctuations in exchange rates from period to period. Hedging of the investments in U.S. operations has given rise to an income tax recovery in shareholders’ equity of $13 million for the year, compared with an income tax expense of $26 million in 2011. Refer to the Consolidated Statement of Changes in Shareholders’ Equity on page 122 of the financial statements for further details.

Table 8 on page 105 details the $1,521 million of total net government levies and income tax expense incurred by BMO in 2012. The increase from $1,396 million in 2011 was primarily due to higher income tax expense, as well as higher payroll levies.

(1)	The adjusted rate is computed using adjusted net income rather than net income in the determination of income subject to tax.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 98.

Transactions with Related Parties

In the ordinary course of business, we provide banking services to our directors and executives and their affiliated entities, joint ventures and equity-accounted investees on the same terms that we offer to our customers for those services. Details of our investments in joint ventures and associates are disclosed in Note 27 on page 169 of the financial statements. A select suite of customer loan and mortgage products is offered to our employees at rates normally made available to our preferred customers. We also offer employees a subsidy on annual credit card fees.

Stock options and deferred share units granted to directors, and preferred rate loan agreements for executives relating to transfers we initiate, are discussed in Note 27 on page 168 of the financial statements.

2012 Review of Operating Groups Performance

This section includes an analysis of the financial results of our operating groups and descriptions of their businesses, strategies, strengths, challenges, key value drivers, achievements and outlooks.

Personal and Commercial Banking (P&C) (pages 45 to 51)

Net income was $2,301 million in 2012, an increase of $176 million or 8.2% from 2011. Adjusted net income was $2,375 million, an increase of $207 million or 9.5%. Personal and Commercial Banking is comprised of two operating segments: Personal and Commercial Banking Canada (P&C Canada) and Personal and Commercial Banking U.S. (P&C U.S.).

Private Client Group (PCG) (pages 52 to 54)

Net income was $525 million in 2012, an increase of $49 million or 10% from 2011. Adjusted net income was $546 million, an increase of $60 million or 12%.

BMO Capital Markets (BMO CM) (pages 55 to 57)

Net income was $948 million in 2012, an increase of $46 million or 5.1% from 2011. Adjusted net income was $949 million, an increase of $47 million or 5.2%.

Corporate Services, including Technology and Operations (page 58)

Net income was $415 million in 2012, compared with a net loss of $389 million in 2011. Adjusted net income was $222 million, an improvement of $503 million from 2011.

Allocation of Results

The basis for the allocation of results geographically and among operating groups is outlined in Note 26 on page 167 of the financial statements. Certain prior year data has been restated, as explained on the following page, which also provides further information on the allocation of results.

BMO Financial Group 195th Annual Report 2012	43

MANAGEMENT’S DISCUSSION AND ANALYSIS

Contributions to Revenue, Expenses, Net Income and Average Assets by Operating Group and by Location ($ millions, except as noted)

	Personal and Commercial			Private			BMO			Corporate Services, including			Total
	Banking			Client Group			Capital Markets			Technology and Operations			Consolidated
For the year ended October 31	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010
Operating Groups Relative Contribution to BMO’s Performance (%)
Revenue	57.0	58.4	59.5	18.0	18.5	18.4	20.2	23.7	26.8	4.8	(0.6)	(4.7)	100	100	100
Expenses	49.8	50.1	51.7	21.7	22.4	22.0	19.1	21.7	24.0	9.4	5.8	2.3	100	100	100
Net income	54.9	68.2	65.3	12.5	15.3	14.9	22.6	29.0	28.3	10.0	(12.5)	(8.5)	100	100	100
Adjusted net income	58.0	66.2	65.4	13.3	14.8	15.0	23.2	27.5	28.0	5.4	(8.6)	(8.4)	100	100	100
Average assets	41.1	41.3	44.5	3.7	3.7	3.6	46.2	46.0	50.5	9.0	9.0	1.4	100	100	100
Total Revenue
Canada	6,105	6,044	5,775	1,979	2,005	1,814	2,034	2,083	2,026	117	(30)	(412)	10,235	10,102	9,203
United States	3,084	2,096	1,503	698	423	267	1,030	1,012	1,036	577	17	(167)	5,389	3,548	2,639
Other countries	–	–	–	222	157	175	201	204	216	83	(68)	6	506	293	397
	9,189	8,140	7,278	2,899	2,585	2,256	3,265	3,299	3,278	777	(81)	(573)	16,130	13,943	12,239
Total Expenses
Canada	3,111	3,060	2,947	1,608	1,581	1,411	975	965	931	400	231	179	6,094	5,837	5,468
United States	1,986	1,320	992	554	344	241	830	786	756	539	249	(14)	3,909	2,699	1,975
Other countries	–	–	–	55	31	27	148	144	138	32	30	11	235	205	176
	5,097	4,380	3,939	2,217	1,956	1,679	1,953	1,895	1,825	971	510	176	10,238	8,741	7,619
Net Income
Canada	1,799	1,758	1,648	268	302	275	813	795	678	38	(66)	(12)	2,918	2,789	2,589
United States	502	367	234	89	47	14	93	55	71	306	(222)	(241)	990	247	78
Other countries	–	–	–	168	127	142	42	52	67	71	(101)	8	281	78	217
	2,301	2,125	1,882	525	476	431	948	902	816	415	(389)	(245)	4,189	3,114	2,884
Adjusted Net Income
Canada	1,802	1,761	1,652	270	306	278	813	795	678	(3)	(72)	(11)	2,882	2,790	2,597
United States	573	407	255	105	52	16	94	55	71	266	(176)	(241)	1,038	338	101
Other countries	–	–	–	171	128	143	42	52	67	(41)	(33)	8	172	147	218
	2,375	2,168	1,907	546	486	437	949	902	816	222	(281)	(244)	4,092	3,275	2,916
Average Assets
Canada	161,384	153,079	144,836	15,924	14,159	11,444	139,333	118,961	107,915	16,241	16,590	(7,426)	332,882	302,789	256,769
United States	62,218	40,896	32,361	3,678	2,773	2,346	94,691	80,280	66,733	30,214	21,675	13,185	190,801	145,624	114,625
Other countries	–	–	–	702	519	503	17,538	16,925	26,554	2,341	4,077	23	20,581	21,521	27,080
	223,602	193,975	177,197	20,304	17,451	14,293	251,562	216,166	201,202	48,796	42,342	5,782	544,264	469,934	398,474
2010 and prior are based on CGAAP.

How BMO Reports Operating Group Results

BMO employs a methodology for segmented reporting purposes whereby expected credit losses are charged to the operating groups quarterly, based on their share of expected credit losses. The difference between quarterly charges based on expected credit losses and required quarterly provisions based on actual losses is charged (or credited) to Corporate Services. The operating group results are presented on an expected credit loss basis, but we also disclose provisions for credit losses by operating group on an actual loss basis, which are detailed on page 40.

BMO analyzes revenue at the consolidated level based on revenues as reported in the consolidated financial statements rather than on a taxable equivalent basis (teb), which is consistent with our Canadian peer group. Like many of our peers, we also continue to analyze revenue on a teb basis at the operating group level. This basis includes an adjustment that increases reported revenues and the reported provision for income taxes by an amount that would raise revenues on certain tax-exempt items to a level equivalent to amounts that would incur tax at the statutory rate. The offset to the group teb adjustments is reflected in Corporate Services revenues and income tax provisions.

Effective in the first quarter of 2012, PCG and P&C Canada entered into an agreement that changes the way they report the financial results related to retail mutual fund sales. Prior periods have been restated.

During 2011, approximately US$1.0 billion of impaired real estate secured assets, comprised primarily of commercial real estate loans, were transferred to Corporate Services from P&C U.S. to allow our businesses to focus on ongoing customer relationships and leverage our risk management expertise in our special assets management unit. Prior period loan balances, revenues and expenses were restated to reflect the transfer. Approximately US$1.5 billion of similar assets acquired in the M&I transaction were also included in Corporate Services, and had a carrying value of US$1,012 million at the end of 2012.

M&I’s activities are primarily reflected in our P&C U.S., PCG and Corporate Services segments, with a small amount included in BMO Capital Markets. Corporate Services results reflect certain items in respect of the acquired M&I loan portfolio, including the recognition of a portion of the credit mark that is reflected in net interest income over the term of the purchased loans and provisions for credit losses on the acquired M&I portfolio. Integration and restructuring costs are also included in Corporate Services. We have determined expected losses in P&C U.S. and PCG for the acquired M&I loan portfolio on the same basis as expected losses are determined for other loans in P&C U.S. and PCG.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 98.

44	BMO Financial Group 195th Annual Report 2012

Personal and Commercial Banking (Canadian $ in millions, except as noted)

As at or for the year ended October 31	P&C Canada					P&C U.S.					P&C
				Change from 2011					Change from 2011					Change from 2011
	2012	2011*	2010	$	%	2012	2011*	2010	$	%	2012	2011*	2010	$	%
Net interest income (teb)	4,342	4,362	4,164	(20)	–	2,433	1,624	1,104	809	50	6,775	5,986	5,268	789	13
Non-interest revenue	1,846	1,806	1,699	40	2	568	348	311	220	63	2,414	2,154	2,010	260	12
Total revenue (teb)	6,188	6,168	5,863	20	–	3,001	1,972	1,415	1,029	52	9,189	8,140	7,278	1,049	13
Provision for credit losses	567	547	502	20	4	336	201	124	135	67	903	748	626	155	21
Non-interest expense	3,196	3,148	2,979	48	2	1,901	1,232	960	669	54	5,097	4,380	3,939	717	16
Income before income taxes	2,425	2,473	2,382	(48)	(2)	764	539	331	225	42	3,189	3,012	2,713	177	6
Provision for income taxes (teb)	641	700	716	(59)	(8)	247	187	115	60	32	888	887	831	1	–
Reported net income	1,784	1,773	1,666	11	1	517	352	216	165	47	2,301	2,125	1,882	176	8
Adjusted net income	1,794	1,781	1,672	13	1	581	387	235	194	50	2,375	2,168	1,907	207	9
Net economic profit											971	1,172	1,180	(201)	(17)
Adjusted return on equity (%)											18.2	24.0	28.9		(5.8)
Return on equity (%)											17.6	23.5	28.5		(5.9)
Adjusted operating leverage (teb) (%)	(1.2)	(0.3)	5.4		nm	(0.5)	13.0	(6.9)		nm	(2.6)	1.3	2.8		nm
Operating leverage (teb) (%)	(1.3)	(0.4)	5.4		nm	(2.1)	11.0	(6.0)		nm	(3.5)	0.6	3.0		nm
Adjusted efficiency ratio (teb) (%)	51.5	50.9	50.7		0.6	60.2	60.0	66.2		0.2	54.3	53.1	53.7		1.2
Efficiency ratio (teb) (%)	51.7	51.0	50.8		0.7	63.3	62.5	67.9		0.8	55.5	53.8	54.1		1.7
Net interest margin on earning assets (teb) (%)	2.78	2.93	2.95		0.15	4.36	4.45	3.75		(0.09)	3.19	3.23	3.09		(0.04)
Average common equity											12,611	8,692	6,405	3,919	45
Average earning assets	156,282	148,867	141,063	7,415	5	55,857	36,471	29,442	19,386	53	212,139	185,338	170,505	26,801	14
Average loans and acceptances	159,534	151,363	143,044	8,171	5	50,711	32,892	25,737	17,819	54	210,245	184,255	168,781	25,990	14
Average deposits	107,075	102,580	98,968	4,495	4	59,147	36,425	26,178	22,722	62	166,222	139,005	125,146	27,217	20
Assets under administration	15,521	22,421	22,740	(6,900)	(31)	59,318	56,401	58,596	2,917	5	74,839	78,822	81,336	(3,983)	(5)
Assets under management	–	–	–	–	–	–	–	805	–	nm	–	–	805	–	nm
Full-time equivalent employees	16,340	16,861	16,302	(521)	(3)	7,560	7,564	4,370	(4)	–	23,900	24,425	20,672	(525)	(2)
2010 based on CGAAP. * Leverage measures for 2011 reflect growth based on CGAAP in 2010 and IFRS in 2011. nm – not meaningful P&C U.S. Selected Financial Data (US$ millions)
									Change from 2011
As at or for the year ended October 31						2012	2011	2010	$	%
Total revenue (teb)						2,991	1,996	1,357	995	50
Non-interest expense						1,895	1,248	921	647	52
Reported net income						516	356	207	160	45
Adjusted net income						579	392	226	187	48
Average earning assets						55,682	36,918	28,232	18,764	51
Average loans and acceptances						50,549	33,286	24,679	17,263	52
Average deposits						58,964	36,866	25,112	22,098	60
2010 based on CGAAP.

Net economic profit and adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 98.

BMO Financial Group 195th Annual Report 2012	45

MANAGEMENT’S DISCUSSION AND ANALYSIS

Personal and Commercial Banking Canada

We offer a broad range of products and services to more than seven million customers in two customer segments – personal banking and commercial banking. These include solutions for everyday banking, financing, investing, credit cards and creditor insurance, as well as a variety of commercial products and financial advisory services. We deliver services through our network of BMO Bank of Montreal branches, on the telephone, online and mobile, and automated banking machines (ABMs), supported by a highly skilled sales force that includes mortgage specialists, financial planners, small business bankers and commercial specialists.

“We continue to guide our customers to make the right decisions with their money and we continue to invest in building our capabilities to provide exceptional service across all of our channels. As a result, our customers have rewarded us with top-tier customer loyalty scores in both personal and commercial banking.”

Frank Techar

President and Chief Executive Officer

Personal and Commercial Banking Canada

Strengths and Value Drivers

•	Strong competitive position in commercial banking, reflected in our number two ranking in market share for business loans of $5 million and less.
•	Largest MasterCard issuer in Canada as measured by transaction volumes, and one of the top commercial card issuers in North America.
•	Highly experienced team of specialists in mid-market commercial banking, offering integrated products and services that are driving high customer loyalty scores.
•	Strong and consistently applied credit risk management practices that provide customers with reliable access to appropriate financing solutions in all economic conditions.
•	Large, loyal customer base and strong brand presence.

Challenges

•	Headwinds to revenue growth, coming from slow economic growth and low interest rates.
•	Increasing demand on resources to meet regulatory, compliance, information security and fraud management requirements.
•	Increased competition for skilled resources.

Our Lines of Business

Personal Banking provides financial solutions for everyday banking, financing, investing, credit cards and creditor insurance needs. We serve approximately 20% of Canadian households.

Commercial Banking provides our small business, medium-sized enterprise and mid-market banking clients with a broad suite of commercial products and financial advisory services.

Our Strategy

We aim to succeed in the Canadian market by delivering a customer experience differentiated on guidance across all channels and by leveraging our highly productive distribution network.

Our Path to Differentiation

•	Customer-centric, high-performance culture.
•	Brand-aligned, innovative offers.
•	Market-leading direct channels.
•	Lean, automated core processes.
•	Data-driven customer insight and segmentation.
•	Strong risk management discipline.

Key Performance Metrics and Drivers	2012	2011*	2010
Net income growth (%)	0.6	6.4	16.5
Revenue growth (%)	0.3	5.2	10.8
Expense growth (%)	1.6	5.6	5.4
Efficiency ratio (%)	51.7	51.0	50.8
Personal Banking revenue ($ millions)	3,857	3,829	3,693
Personal loan growth (%) (1)	5.5	5.7	4.8
Personal deposit growth (%)	3.9	0.7	0.7
Commercial Banking revenue ($ millions)	2,331	2,339	2,170
Commercial loan growth (%) (1)	5.1	6.3	4.1
Commercial deposit growth (%)	5.3	9.9	8.4
Employee engagement index (%) (2)	74	78	75

2010 based on CGAAP.

*	Growth rates for 2011 reflect growth based on CGAAP in 2010 and IFRS in 2011.
(1)	Includes current loans, acceptances and securitized loans.
(2)	Source: BMO Annual Employee Survey, conducted by Burke Inc., an independent research company.
Caution

This Personal and Commercial Banking Canada section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

46	BMO Financial Group 195th Annual Report 2012

*	Growth rates for 2011 reflect growth based on CGAAP in 2010 and IFRS in 2011.

2012 Group Objectives and Achievements

Continue to enhance the customer experience and create a differentiated position in the Canadian market.

•	Our focus on improving the quality and consistency of the customer experience is driving improvements in our customer loyalty scores.
•

Employees are aligned behind one vision and one brand promise, both centred on providing our customers with great experiences. In 2012, 98% of employees participating in the annual employee survey indicated that they believe customer loyalty is critical to our success and that they understand what they need to do to support our vision of being the bank that defines great customer experience.

Launch attractive and compelling new offers that drive results.

•

Continued to offer our award-winning mortgage product, which helps customers become mortgage-free faster, pay less interest and protect themselves against rising interest rates. With the success of this product, we have built a foundation for new and expanded long-term relationships.

•

Rolled out our Open for Business campaign, which will make up to $10 billion of financing available to Canadian businesses over three years to help their businesses, including improving productivity and expanding into new markets.

•

BMO was the only Canadian bank to receive the prestigious Model Bank Award from the Celent research group in 2012, in recognition of our Online Banking for Business platform. This annual award program recognizes banks from around the world for excellence in banking technology.

Improve productivity of our sales and distribution network.

•	Strengthened our branch network, opening or upgrading 51 branches.
•

Launched 11 branches in an innovative new format that encourages great conversations with our customers. Enhancements include right-sizing, improved design and the installation of technologies that drive productivity.

•	Expanded our ABM network, adding more than 350 machines.
•

Sales by our Personal Banking sales force grew by 11%, largely due to an increase in the number of appointments and improvements in the quality of conversations with customers resulting from an enhanced understanding of their needs.

•	Efficiency ratio softened, reflecting the combination of lower margins and continued investment in the business.

Continue the redesign of core processes and technologies to achieve a high-quality customer experience, create capacity for customer-facing employees and reduce costs.

•	Over 630,000 customers now use BMO Mobile Banking, which allows them to use their mobile phones to make account balance inquiries, transfers between accounts and pay bills.
•

Launched more innovations in online and mobile banking. BMO was the first major financial institution in Canada to offer online booking of appointments with our branch staff. Within six months of the launch, more than 14,000 appointments were booked using this new capability.

•

Moved over 950,000 accounts onto eStatements, thereby reducing the print and postage costs associated with providing paper statements and tangibly demonstrating our commitment to environmental stewardship in our communities.

•

Successfully completed a pilot program to improve our mortgage application and approval processes. The pilot achieved significant reductions in processing time and fewer deals requiring re-work, improving productivity and the customer experience.

2013 Group Objectives

•	Enhance the customer experience to create a differentiated position in the Canadian market.
•	Grow share of wallet with our Personal Banking customers.
•	Target regional opportunities in Commercial Banking to grow our market share in lending and deposits.
•	Implement core process redesign and new technologies to improve productivity and the customer experience.

BMO Financial Group 195th Annual Report 2012	47

MANAGEMENT’S DISCUSSION AND ANALYSIS

Canadian Business Environment and Outlook

Canada’s economy has not been immune to the headwinds that have been affecting the global economy. Employment growth in 2012 was moderate and exports have struggled in the face of modest U.S. demand and the strong Canadian dollar. The residential real estate market began showing signs of cooling in the summer with housing sales losing momentum, although the level of construction activity remains elevated. We anticipate the Canadian economy will grow by approximately 2% in 2012 and 2013.

In Canadian personal banking, the pace of credit accumulation by households has slowed. Growth in demand for consumer credit has fallen sharply, and growth in the mortgage market is expected to moderate in response to more restrictive mortgage rules. Overall, demand for personal credit is projected to grow modestly in 2013. In commercial banking, growth in demand for business credit remains solid, supported by rising investment in equipment and a healthy commercial real estate sector.

Looking ahead, the global economic outlook remains uncertain with risks ranging from slowing growth in China to fears about the U.S. fiscal situation and European debt concerns. Given the tepid global economic climate and the expectation that U.S. interest rates will not rise before 2015, interest rates in Canada are likely to remain low for an extended period. Core deposits have strengthened, reflecting a growing aversion to risk. As economic and financial market conditions improve, demand for credit is projected to outpace core deposit growth and the demand for wholesale funding is likely to rise during 2013 and 2014, which will continue to put pressure on net interest margin. After falling sharply during the economic downturn, the growth in demand for short-term business credit has rebounded briskly to a pace that is above its longer-term average. The growth in demand for short-term business credit is projected to remain strong in 2013 before easing slightly in 2014.

P&C Canada Financial Results

P&C Canada net income was $1,784 million, up $11 million or 0.6% from a year ago. Reported results reflect provisions for credit losses in BMO’s operating groups on an expected loss basis. Net income increased $58 million or 3.4% on a basis that adjusts reported results to reflect provisions on an actual loss basis.

Revenue increased $20 million or 0.3% to $6,188 million, as the effects of growth in balances and fees across most of the business were largely offset by lower net interest margin. Net interest margin was 2.78%, down 15 basis points from the prior year, primarily due to deposit spread compression in a low rate environment and changes in mix, including loan growth exceeding deposit growth as well as competitive pressures.

In our personal banking business, revenue increased $28 million or 0.7%. The increase was due to the effects of growth in balances and fees across most of the business, partially offset by lower net interest margin.

In our commercial banking business, revenue decreased $8 million or 0.3% as the effects of growth in balances across most of the business were more than offset by lower net interest margin.

Non-interest expense was $3,196 million, up $48 million or 1.6%, primarily due to investment in the business, including our distribution network, net of strong expense management. Our efficiency ratio deteriorated by 70 basis points to 51.7%. Improving productivity and the customer experience is an objective for P&C Canada in 2013. In this regard, a number of initiatives are underway such as eStatements, mobile banking enhancements and online booking of appointments, as well as the redesign of processes such as the successful pilot of new mortgage application and approval practices.

Note: The P&C Canada summary income statement appears on page 45.

48	BMO Financial Group 195th Annual Report 2012

Personal and Commercial Banking U.S.

We are helping make money make sense to more than two million customers. Our retail and small and mid-sized business banking customers are served through our 630 branches, contact centre, online and mobile banking platforms and more than 1,370 ABMs across eight states. We deliver financial expertise to our commercial banking customers through a broad range of lending and treasury management services and products, offering in-depth, specific industry knowledge and strategic capital markets solutions.

Strengthened by the acquisition of M&I in July 2011, we are committed to helping our customers succeed. We are passionate about building on our strong market position by developing new and deeper customer relationships.

“Our goal is to be the undisputed leader in the U.S. Midwest – and we will achieve this by making Commercial Banking the leader in our market and driving Personal Banking profitability through targeted segment strategies, such as Premier Services. We have a tremendous opportunity to grow everywhere we compete, helping our customers succeed by providing a superior combination of sector expertise and local knowledge.”

Mark Furlong

President and Chief Executive Officer

Personal and Commercial Banking U.S. and BMO Harris Bank, N.A.

Strengths and Value Drivers

•	A rich heritage of more than 160 years in the U.S. Midwest, with a deep commitment to the community and to helping our customers succeed.
•	Strong, experienced leadership team that knows how to compete and excel in our markets.
•	An enviable platform for profitable growth provided by our attractive branch footprint and top-tier deposit market share in key U.S. Midwest markets.
•	A large-scale, relationship-based national commercial banking business based in the U.S. Midwest, with in-depth industry knowledge in select sectors.
•	Ability to leverage the capabilities and scale of BMO Financial Group, benefiting from our strong working relationships with Private Client Group and BMO Capital Markets.

Challenges

•	The U.S. economic outlook remains uncertain, with expectations for another year of relatively slow improvement and a modest increase in overall loan demand.
•	Marketplace remains dynamic and highly contested as banks compete aggressively on pricing for both loans and deposits to maintain and increase market share.
•	Regulatory oversight is growing increasingly complex, with new regulations and compliance requirements.

Our Lines of Business

Personal Banking offers a broad range of products and services to individuals, as well as small and mid-sized business customers, including deposits, mortgages, consumer credit, business lending, credit cards and other banking services.

Commercial Banking provides larger businesses with a broad range of banking products and services, including lending, deposits, treasury management and risk management. Segments of focus include corporate finance, diversified industries, financial institutions, food and consumer, auto dealership finance, equipment finance, healthcare, agriculture and commercial real estate.

Our Strategies

•	Establish a position as a leader in commercial banking in the U.S. Midwest through a unique combination of local access, sector and product expertise and excellent treasury management service.
•

Deliver a great customer experience and improve retail banking profitability in a challenging environment by focusing on key segments and products, while continuing to increase overall sales and improve channel capabilities and productivity.

•	Enhance the confidence of our Premier Services customers by helping them plan for their future with simplified and personalized assistance delivered by our knowledgeable bankers.

Our Path to Differentiation

•	A customer-focused culture based on understanding our customers and helping them achieve their financial goals.
•	A one-team approach that brings the entire organization’s capabilities to our customers.
•	Effective sales management and leadership teams that drive our sales and service employees to excel.
•	A disciplined, transparent and well-aligned performance management system that supports our business objectives, motivates employees and rewards top performers.
•	Products and services that are consistent with our brand promise of removing complexity from financial matters.

Key Performance Metrics and Drivers (1)	2012	2011*	2010
Adjusted net income growth (%)	48.1	73.4	(23.7)
Revenue growth (%)	49.9	47.2	(0.3)
Adjusted operating leverage (%)	(0.4)	13.8	(7.5)
Average loan growth (%) (2)	52.0	34.7	(14.2)
Average deposit growth (%)	59.9	46.8	(1.1)
Personal Banking revenue growth (%)	47.2	31.7	(11.7)
Commercial Banking revenue growth (%)	52.9	80.6	21.1
Employee engagement index (%) (3)	74	72	71

2010 based on CGAAP.

*	Growth rates for 2011 reflect growth based on CGAAP in 2010 and IFRS in 2011.
(1)	All metrics based on U.S. dollars
(2)	Based on current loans and acceptances.
(3)	Source: BMO Annual Employee Survey, conducted by Burke Inc., an independent research company.

Caution

This Personal and Commercial Banking U.S. section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 98.

BMO Financial Group 195th Annual Report 2012	49

MANAGEMENT’S DISCUSSION AND ANALYSIS

2012 Group Objectives and Achievements

Successfully integrate our acquired M&I businesses.

•	Completed the core banking conversion, which included modifications to the systems used by our bankers and tellers and alignment of all deposit and lending products.
•	Introduced the BMO Harris Bank brand across our U.S. footprint, with new signage and merchandising at our more than 600 locations and a powerful new advertising campaign.
•

Worked to fully inform all of our customers about any changes that were relevant to them through ongoing proactive communication, including personalized letters and extensive outreach and personal calls by our bankers.

•	Enhanced our telephone banking system, BMO Harris Bank By Phone, which provides access to contact centre bankers 24 hours a day, seven days a week.

Maintain strong customer loyalty.

•	Achieved a number-two ranking from Greenwich Associates in market penetration, overall customer satisfaction and Net Promoter Score among our peer U.S. commercial banks.
•	Opened more than 15,000 savings accounts for minors following the launch of Helpful Steps for Parents, a program that helps parents teach their children to manage money responsibly.
•

To build on BMO Harris Bank’s reputation for providing valuable advice, continued to partner with the Tribune Media Group in our financial education initiative, which leverages the expertise of dozens of our employees to provide guidance to the public on a wide range of financial topics.

•	Launched our social media platform on Facebook, Twitter and LinkedIn, enabling us to conveniently deliver more great service, helpful guidance and smart advice.

Improve financial performance by growing revenue, effectively managing costs and continuing to optimize our distribution network.

•	Revenue increased US$995 million or 50%. Organic revenue increased US$56 million or 3.9%.
•

Adjusted expenses increased US$603 million or 50%, primarily due to the acquisition of M&I. Organic adjusted expenses were essentially unchanged, excluding regulatory and other support costs and litigation accruals.

•	To reduce overlapping coverage and increase the efficiency of our network, we closed 49 branches.
•

BMO Harris Mobile Banking was launched, allowing retail customers to check their account balances, track their transaction history, move money between their accounts and deposit cheques – all from their mobile phones.

Deploy our unique commercial operating model, which drives growth by delivering local access and industry expertise to our clients across a broad geographic footprint.

•	Commercial Banking revenue grew 53% from 2011. Organic revenue grew 14%.
•

Solid Commercial and Industrial loan growth. The last quarter of 2012 was our fourth consecutive period of quarter-over-quarter growth. Year-over-year growth was 15%, and deposits remained at high levels.

•

Broadened our commercial capabilities by creating a franchise finance specialty and opening new offices to drive growth in dealership finance, equipment finance, food & consumer, and corporate banking.

•	Launched the Thought Leadership Initiative, which provides valuable insights and information from industry and financial experts to our customers and prospective customers.
•

Partnered with The Wall Street Journal to create “Boss Talk,” a weekly editorial segment where global business leaders discuss their points of view on business and industry challenges and opportunities.

2013 Group Objectives

•	Maintain strong customer loyalty.
•	Improve financial performance by growing revenue and effectively managing costs.
•	Continue to improve and build product and channel capabilities to better meet our customers’ needs.
•	Deploy our unique commercial operating model, which drives growth by delivering local access and industry expertise to our clients across a broad geographic area.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 98.

50	BMO Financial Group 195th Annual Report 2012

U.S. Business Environment and Outlook

P&C U.S. has a significant footprint in eight states, primarily focused in six contiguous states (Illinois, Wisconsin, Indiana, Minnesota, Missouri and Kansas). As revenue growth remains constrained, competitors are attempting to capture market share through acquisitions, aggressive pricing and continuous investment in their brands to meet consumer expectations. The U.S. Midwest region remains highly contested because of growth opportunities presented by fragmentation in the market.

The U.S. Midwest economy grew in 2012, in line with the modest national trend of approximately 2%. Growth was supported by an increase in automobile production and healthy business investment, but was restrained by restrictive fiscal policies, lower crop production due to a severe drought, modest consumer spending and weak global demand. Business loan growth may improve in 2013 with better credit availability, assuming risks associated with the European debt situation and U.S. fiscal issues subside. Growth in non-residential construction will likely maintain momentum in response to falling vacancy rates for commercial and industrial properties and solid investor demand for multi-family rental units. Consumer loan growth returned in 2012, reflecting firmer demand for motor vehicles, and growth should continue to improve moderately in 2013 as households replace older vehicles with more fuel-efficient models and the housing market recovery stimulates sales of appliances and furnishings. Residential mortgage growth should also improve as the housing market recovery strengthens in response to increasing affordability and pent-up demand.

In 2013, we plan to continue to build the leading commercial bank in the U.S. Midwest by leveraging our superior combination of sector expertise, local access and mid-market focus, and to significantly improve retail banking profitability through targeted segment strategies and our continuing efforts to achieve gains in productivity. We have a clear growth strategy that puts the customer at the centre of everything we do, and it is sharply focused on further strengthening our financial performance.

P&C U.S. Financial Results

Amounts in this section are expressed in U.S. dollars. P&C U.S. net income in 2012 was $516 million, an increase of $160 million or 45% from $356 million a year ago. Adjusted net income, which excludes the amortization of acquisition-related assets, was $579 million, up $187 million or 48% from a year ago, primarily due to the acquired business.

Revenue of $2,991 million increased $995 million or 50% from a year ago, of which $939 million was attributable to the acquired business. The remaining increase of $56 million or 3.9% on an organic basis was primarily due to growth in both gains on the sale of newly originated mortgages and commercial lending fees.

Net interest margin decreased by 9 basis points due to deposit spread compression in a low rate environment as well as a decline in loan spreads due to competitive pressures, partially offset by the positive effects of deposit growth exceeding loan growth and the acquired business.

Non-interest expense of $1,895 million increased $647 million or 52%. Adjusted non-interest expense of $1,801 million was $603 million or 50% higher, with $552 million of the increase due to the impact of the acquired business. The remaining increase of $51 million was largely attributable to increases in regulatory and other support costs and litigation accruals.

Average current loans and acceptances increased $17.3 billion year over year to $50.5 billion, primarily as a result of the acquired business and strong organic commercial loan growth.

Average deposits increased $22.1 billion year over year to $59.0 billion, primarily as a result of the acquired business and organic growth in our commercial business.

Note: The P&C U.S. summary income statement appears on page 45.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 98.

BMO Financial Group 195th Annual Report 2012	51

MANAGEMENT’S DISCUSSION AND ANALYSIS

Private Client Group

Private Client Group (PCG), BMO’s group of wealth management businesses, serves a full range of client segments from mainstream to ultra-high net worth and institutional, with a broad offering of wealth management products and solutions including insurance products. PCG operates in Canada and the United States, as well as in Asia and Europe.

“Gaining a deeper understanding of our clients’ needs, to help them fulfill their future goals, is one of our top priorities. Having a full breadth of innovative and high-value products and solutions is one of the ways we are helping satisfy the complete financial needs of our retail, high net worth and institutional clients.”

Gilles Ouellette

President and Chief Executive Officer

Private Client Group

Strengths and Value Drivers

•	A planning and advice-based approach that integrates investments, insurance, specialized wealth management and core banking solutions.
•	A team of highly skilled wealth professionals committed to providing an exceptional client experience.
•	Brand prestige, recognition and trust.
•	Strong national presence in Canada, as well as strategic positioning in select high-growth U.S. and emerging wealth management markets.
•	Access to BMO’s broad client base and distribution network in Canada and the United States.
•	A culture of innovation focused on achieving competitive advantage.

Challenges

•	Low interest rate environment that constrains revenue growth.
•	Evolving client needs based on changing demographics and rapidly advancing technology.
•	Increasing regulatory complexity, requiring proactive engagement and oversight.
•	Erosion of consumer confidence in market performance.
•	Competition for top talent.

Our Strategies

Our vision is to be the wealth management solutions provider that defines great client experience. Our strategy is to deliver on our clients’ wealth management needs now and in the future. Our priorities include:

•	Building client loyalty through a deeper understanding of their needs.
•	Focusing on productivity to control costs while growing revenue.
•	Increasing penetration of financial planning across BMO.
•	Improving awareness and use of appropriate BMO products for our clients.
•	Investing for the future in targeted high-growth areas.

Our Path to Differentiation

•	Deliver a personalized and unique financial planning experience to our clients.
•	Attract, develop and retain superior talent.
•	Continue to build a culture of innovation.

Key Performance Metrics and Drivers	2012	2011*	2010
Adjusted net income growth (%)	12.1	11.2	20.3
Revenue growth (%)	12.1	14.6	12.1
Adjusted operating leverage (%)	(0.5)	(1.6)	5.1
Average loans and acceptances growth (%)	16.4	19.3	4.2
Average deposit growth (%)	14.1	11.5	12.8
Assets under management and administration growth (%) (1)	9.4	61.9	12.7
Employee engagement index (%) (2)	76	77	75

2010 based on CGAAP.

(1)	Excludes the impact of changes in the Canadian/U.S. dollar exchange rate.
(2)	Source: BMO Annual Employee Survey, conducted by Burke Inc., an independent research company.
*	Growth rates for 2011 reflect growth based on CGAAP in 2010 and IFRS in 2011.

Our Lines of Business

BMO Nesbitt Burns, our full-service investing business in Canada, offers comprehensive and client-focused investment and wealth advisory services, leveraging strong financial planning capabilities, a broad range of internal and external relationships and high-quality products.

BMO InvestorLine, our online investing business in Canada, offers clients a range of tools to help self-directed investors plan, research and manage investing decisions their own way. BMO InvestorLine recently launched in Canada adviceDirect, the first service in Canada that provides investing advice to online investors.

BMO’s private banking businesses operate in Canada and the United States and plan to expand into Hong Kong and Singapore. Offering a comprehensive range of financial services and solutions, we deliver a planning and advice-based value proposition to high net worth and ultra-high net worth clients and, under the BMO Harris Financial Advisors brand, to mass affluent clients in the United States.

BMO Global Asset Management is a global investment organization that provides investment management, trust, custody, securities lending and retirement planning services to institutional, retail and high net worth investors around the world. Our BMO Mutual Funds and BMO Exchange Traded Funds businesses offer our clients innovative investment solutions across a range of channels.

BMO Insurance operates in Canada and internationally. In Canada, it manufactures life insurance, health insurance and annuity products that are marketed both to brokers and directly to individuals. Our creditor insurance division markets group creditor insurance (life, disability, job loss) in connection with BMO’s retail and commercial loans, mortgage and credit card products and travel insurance. Internationally, BMO Insurance provides reinsurance solutions.

Caution

This Private Client Group section contains forward-looking statements.

Please see the Caution Regarding Forward-Looking Statements.

52	BMO Financial Group 195th Annual Report 2012

2012 Group Objectives and Achievements

Continue to execute against our focused strategy, centred on the client experience.

•	Conducted extensive interviews with clients to better understand their needs and align them with the most appropriate service offering.
•	BMO InvestorLine launched in Canada adviceDirect, an innovative and personal service that provides investing advice to online investors, a first in Canada.
•

Our family of BMO exchange traded funds (ETFs) provides our clients with lower-cost diversified investment products and had the highest Net Promoter Score among all fund families in Canada for 2011 and 2012.

•

Launched a new financial planning website and a set of interactive tools, including financial outlook calculators for clients when they are considering retirement, major purchases and educational savings, to engage them and motivate them to develop a goals-based financial plan.

•	Redesigned bmoinsurance.com to provide a better online experience for our direct insurance clients.

Successfully integrate and expand our U.S. wealth management businesses.

•	Successfully integrated M&I’s wealth management businesses into our U.S. private banking and asset management businesses.
•	BMO Global Asset Management U.S. now includes award-winning BMO Funds and BMO Retirement Services, and is now organized under a single operational model with a one-firm-to-market approach.
•	Continued to expand our wealth management capabilities with the acquisition of CTC Consulting, a Portland-based investment consulting firm with strong capabilities in alternative investment research.
•	Rebranded our U.S. businesses, which now operate as: BMO Private Bank, BMO Harris Financial Advisors and BMO Global Asset Management U.S.

Collaborate across BMO’s businesses to deliver high-quality financial products and services that meet the evolving needs of our clients.

•	Worked in partnership with P&C U.S. to launch Premier Services, which offers a unique planning-focused client experience.
•	Our Canadian private banking business collaborated with our Commercial Banking group in Canada to develop and launch a program that targets both new and established physician clients.
•	Rolled out a simplified financial planning tool for financial service managers in P&C Canada.

2013 Group Objectives

•	Continue to build client loyalty.
•	Improve productivity while maintaining an exceptional client experience.
•	Continue to improve our clients’ awareness and when appropriate for our clients, their adoption of BMO products through all of our distribution channels.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 98.

BMO Financial Group 195th Annual Report 2012	53

MANAGEMENT’S DISCUSSION AND ANALYSIS

Private Client Group Business Environment and Outlook

Economic growth in Canada slowed in 2012 and equity markets struggled to make headway, as fears of a global economic slowdown weighed on resource company stocks. Although economic growth in the United States was also modest, its stock markets recorded double-digit gains, led by a sharp rebound in share values in the financial sector. Reductions in long-term interest rates had a negative impact on our insurance results as lower rates resulted in an increase in policyholder liabilities.

Assuming that the current European debt and U.S. fiscal challenges remain reasonably contained, the Canadian economy is expected to grow modestly in 2013, held back by a strong Canadian dollar, more restrictive fiscal policies and a moderation in housing market activity due to tighter mortgage rules. The U.S. economy is also expected to expand modestly in the first half of 2013, as higher taxes and cuts in federal government spending take effect, before strengthening in the second half of the year as household finances improve. Monetary authorities are expected to maintain low interest rates in 2013, though the Bank of Canada could raise rates slightly late in the year. Canada’s

10-year bond yield is expected to stay near current record low levels of below 2% until next summer then rise modestly in the latter part of 2013. The low interest rate environment will continue to put pressure on our net interest income and Insurance revenues. Client asset levels are dependent on the health of equity markets and would be expected to increase when markets improve.

We continue to expect that the market for the North American wealth management industry will continue to grow over the longer term, supported by changing demographics, particularly in the retirement, mass affluent and high net worth sectors. With the successful integration of the M&I wealth management businesses, we have increased the scale and scope of our U.S. operations. Our recent acquisition of CTC Consulting enhances our advisory capabilities and investment offering to ultra-high net worth clients. We also now have an ownership interest in COFCO Trust Co., which provides us with an effective vehicle to expand our offering to high net worth and institutional clients in China through a local partner.

Private Client Group Financial Results

Private Client Group net income was $525 million, up $49 million or 10% from a year ago. Adjusted net income, which excludes the amortization of acquisition-related intangible assets, was $546 million, up $60 million or 12% from a year ago. Adjusted net income in PCG, excluding Insurance, was $388 million, up $33 million or 9.3%. Adjusted net income in Insurance was $158 million, up $27 million or 20%.

Revenue of $2,899 million increased $314 million or 12%. Revenue in PCG, excluding Insurance, increased 12%, reflecting an increase in revenue from acquisitions, earnings from a strategic investment and growth in revenues across most businesses. Insurance revenue increased 9.4%. Insurance revenue was reduced in both 2012 and 2011 by the unfavourable impact of movements in long-term interest rates. In 2011, Insurance revenue was also reduced by an unusually high $55 million charge in respect of reinsurance claims related to the earthquakes in Japan and New Zealand.

Non-interest expense was $2,217 million, up $261 million or 13%. Adjusted non-interest expense was $2,189 million, up $245 million or 13% primarily due to an increase in spending on our strategic priorities. We continue to invest strategically in our business for future growth while remaining focused on cost management.

Assets under management and administration grew by $40 billion to $465 billion, due to market appreciation and new client assets.

Net income in PCG U.S. businesses was US$89 million, up US$42 million from US$47 million a year ago. Adjusted net income in PCG U.S. businesses was US$104 million, up US$51 million from US$53 million a year ago, primarily due to acquisitions and the increase in earnings from a strategic investment.

Private Client Group (Canadian $ in millions, except as noted)

				Change from 2011
As at or for the year ended October 31	2012	2011*	2010	$	%
Net interest income (teb)	555	455	365	100	22
Non-interest revenue	2,344	2,130	1,891	214	10
Total revenue (teb)	2,899	2,585	2,256	314	12
Provision for credit losses	14	10	7	4	48
Non-interest expense	2,217	1,956	1,679	261	13
Income before income taxes	668	619	570	49	8
Provision for income taxes (teb)	143	143	139	–	–
Reported net income	525	476	431	49	10
Adjusted net income	546	486	437	60	12
Adjusted return on equity (%)	25.1	33.3	34.7		(8.2)
Return on equity (%)	24.1	32.6	34.2		(8.5)
Adjusted operating leverage (%)	(0.5)	(1.6)	5.1		nm
Operating leverage (%)	(1.2)	(1.9)	5.0		nm
Adjusted efficiency ratio (%)	75.5	75.2	74.2		0.3
Efficiency ratio (teb) (%)	76.5	75.7	74.4		0.8
Net interest margin on earning assets (teb) (%)	3.11	3.00	2.81		0.11
Average common equity	2,143	1,436	1,240	707	49
Average earning assets	17,825	15,191	12,983	2,634	17
Average loans and acceptances	10,783	9,268	7,768	1,515	16
Average deposits	20,934	18,340	16,444	2,594	14
Assets under administration	300,816	274,435	160,323	26,381	10
Assets under management	164,293	150,176	103,534	14,117	9
Full-time equivalent employees	6,347	6,527	4,788	(180)	(3)

2010 based on CGAAP.

*	Leverage measures for 2011 reflect growth based on CGAAP in 2010 and IFRS in 2011.

nm – not meaningful

U.S. Business Selected Financial Data (US$ in millions)

				Change from 2011
As at or for the year ended October 31	2012	2011	2010	$	%
Total revenue (teb)	697	427	257	270	63
Non-interest expense	552	349	232	203	58
Reported net income	89	47	14	42	85
Adjusted net income	104	53	15	51	96
Average loans and acceptances	2,650	2,260	1,877	390	17
Average deposits	4,960	3,199	1,328	1,761	55

2010 based on CGAAP.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 98.

54	BMO Financial Group 195th Annual Report 2012

BMO Capital Markets

BMO Capital Markets provides corporate, institutional and government clients with a full range of products and services. These include equity and debt underwriting, corporate lending and project financing, mergers and acquisitions advisory services, securitization, treasury management, market risk management, debt and equity research and institutional sales and trading. We focus on large corporations and governments in Canada, mid-cap companies and governments in the United States and international clients that strengthen our North American core. BMO Capital Markets has 2,300 employees and operates in 29 locations around the world, including 16 offices in North America.

“This year, in the face of a challenging market and changing regulatory environment, we continued to deepen our core relationships through unified coverage and generating leading ideas for our clients. Our focus is to deliver a client experience that will enable our clients to achieve their ambitions.”

Tom Milroy

Chief Executive Officer

BMO Capital Markets

Strengths and Value Drivers

•	A diversified, balanced portfolio of businesses that supports our well-established franchise.
•	Acknowledged and growing expertise in North America and an expanded distribution platform, providing an integrated cross-border market experience.
•	International presence in select strategic areas and industry sectors that complements our North American offering.
•	Top-ranked equity research, sales and trading capabilities with deep expertise in core sectors.

Challenges

•	Market volatility and global economic uncertainty.
•	Changing regulatory requirements.

Our Lines of Business

Investment and Corporate Banking services include strategic advice and execution on mergers and acquisitions, restructurings and recapitalizations, as well as valuation and fairness opinions. We provide capital-raising services through debt and equity underwriting, as well as a full range of loan and debt products, balance sheet management solutions and treasury management services. In support of our clients’ international business activities, we offer trade finance and risk mitigation services. We also provide a wide range of banking and other operating services to North American and international financial institutions.

Trading Products services include sales, trading and research activities. We offer integrated debt, foreign exchange, interest rate, credit, equity, securitization and commodities solutions to institutional, commercial and retail clients. In addition, we provide new product development, proprietary trading and origination services to our clients. We also supply efficient funding and liquidity management to our clients, as well as to BMO Financial Group.

Our Strategies

•	Deliver a consistently great client experience through a unified coverage approach.
•	Leveraging our U.S. investments to drive better operating performance.
•	Develop our capabilities in sectors and products where we can differentiate ourselves in the market.

Our Path to Differentiation

•	Successful, stable and trustworthy North American universal banking model.
•	Leading expertise and relationships in strategic sectors and products that facilitate client acquisition across a full product suite.
•	Unique ability to serve U.S. mid-capitalization clients with an integrated offer and strong balance sheet.
•	Strong risk management practices, facilitating risk/return management.

Key Performance Metrics and Drivers	2012	2011	2010
Revenue ($ millions)	3,265	3,299	3,278
Net income ($ millions)	948	902	816
Trading Products revenue ($ millions)	2,056	2,012	2,040
Investment and Corporate Banking revenue ($ millions)	1,209	1,287	1,238
Equity underwriting participation (deals) (1)	190	222	213
Debt underwriting participation (deals) (1)	180	190	134
Average loans and acceptances ($ billions) (2)	24.8	21.2	25.3
Employee engagement index (%) (3)	76	74	71

2010 based on CGAAP.

(1)	Canadian corporate issuers in North America.
(2)	Based on current loans.
(3)	Source: BMO Annual Employee Survey, conducted by Burke Inc., an independent research company.

Caution

This BMO Capital Markets section contains forward-looking statements.

Please see the Caution Regarding Forward-Looking Statements.

BMO Financial Group 195th Annual Report 2012	55

MANAGEMENT’S DISCUSSION AND ANALYSIS

2012 Group Objectives and Achievements

Deliver a consistently great client experience through a unified coverage approach.

•	Continued to strengthen U.S. Equity Research and Sales and Trading capabilities.
•	Deepened core client relationships across the different product offerings of both Investment and Corporate Banking and Trading Products businesses.

Continue to build out capabilities, particularly in the United States.

•	Enhanced Fixed Income capabilities.
•	Developed Global Securities Lending capabilities.
•	Deepened Leveraged Distribution platform.
•	Established a U.S. convertible securities business.

Develop our capabilities in sectors where we can differentiate ourselves in the market.

•	Continued to develop strong alignment in areas of focus between our Equity Markets group and Investment and Corporate Banking.
•	Upgraded talent across our strategic sectors and product offerings.

Other Achievements

•	Named Best Investment Bank in Canada by World Finance.
•	Named Canada’s Best Investment Bank by Global Finance magazine.
•	Named North America M&A Investment Bank Team of the Year, Americas, by Global M&A Network, at the Americas M&A Atlas Awards.
•	Named Best Trade Bank in Canada by Trade Finance magazine for the third year in a row.
•	Named Best Metals & Mining Investment Bank by Global Finance magazine for the third consecutive year.
•	Named One to Watch, Americas by Global Investor/ISF magazine.
•	Selected as 2012 Quality and Share Leader in Fixed Income by Greenwich Associates.
•	Ranked #2 in Canadian Investment Banking Market Penetration (tied for second).
•	Ranked #2 in Canadian Debt Capital Markets Market Penetration (tied for second).
•	Named a 2012 Greenwich Quality Leader in Canadian Mergers and Acquisitions.
•	Named a 2012 Greenwich Quality Leader in Canadian Equity Capital Markets.
•	Ranked Best in Class in 10 of 12 categories for our Canadian prime brokerage business by Global Custodian magazine.
•	Named Best Overall Provider in Canada and Best Product Performance in Canada for GICs by Euromoney’s Institutional Investor PLC’s online division, StructuredRetailProducts.com.
•	Named one of the Top 10 Liquidity Providers for North American Banks in the 2012 Euromoney FX survey.
•	Ranked Best FX Provider in North America by Global Banking and Finance Review 2012.
•	Named Best Forex Provider in China by Global Banking and Finance Review 2012.
•	Winner of 20 2012 Starmine awards for stock picking and earnings estimates.

2013 Group Objectives

•	Maintain leading market share in Canada.
•	Leverage our U.S. investments to drive better operating performance.
•	Continue to support our North American platform internationally.
•	Improve financial performance by growing net income with a focus on managing costs.

56	BMO Financial Group 195th Annual Report 2012

BMO Capital Markets Business Environment and Outlook

BMO Capital Markets results in fiscal 2012 were solid, and strengthened over the course of the year as we continued to benefit from the strength and diversification of our core businesses. Although signs of improvement in the North American economy were less evident throughout much of the year, there were increases in trading revenues in many of our businesses. Investment and Corporate Banking continued to gain market share; however, revenues were affected by the subdued market environment. Mergers and acquisitions and equity underwriting fees decreased due to lower activity in the marketplace. Our Debt Products and Leveraged Finance businesses performed well, and our interest-rate-sensitive businesses have continued to perform well in the current low interest rate environment. Our Trade Finance business continues to benefit from the dislocation in the global credit environment and delivered a strong performance in 2012. Notwithstanding an increase in its capital, the business earned an ROE of more than 20%.

Looking forward, we expect modest growth in Canada and the United States in 2013, with an improving trend through the year. Elevated unemployment and low inflation in the United States should encourage the Federal Reserve to continue to provide stimulus, while the Bank of Canada will most likely delay rate hikes for some time. The outlook for the coming year is for capital markets conditions to improve, as long as there is an underlying improvement in business confidence. Our focus in 2013 will be to continue to deliver a solid return on equity with stable, high-quality earnings. Growth in the coming year will depend on the performance of financial markets, as well as general economic activity and business confidence.

BMO Capital Markets Financial Results

BMO Capital Markets net income increased $46 million or 5.1% to $948 million. The increase was driven by lower income taxes and a reduction in the provision for credit losses, partially offset by an increase in expenses.

Revenue decreased by a modest $34 million to $3,265 million in a challenging market environment for some areas in our Investment Banking business. The reduction in that business was mitigated by a significant increase in trading revenue resulting from improved market conditions relative to the previous year. The stronger U.S. dollar increased revenue by $21 million.

Net interest income decreased $33 million or 2.7% from the prior year. Non-interest revenue was consistent with the prior year. A significant increase in trading revenue was offset by a reduction in mergers and acquisitions and equity underwriting fees, reflecting lower activity levels, and reductions in securities commissions and investment securities gains.

The provision for credit losses on an expected loss basis was $97 million, compared with $119 million in 2011.

Non-interest expense increased $58 million to $1,953 million, primarily due to increased employee costs and technology investments. The stronger U.S. dollar increased expenses by $12 million. The group’s efficiency ratio increased from 57.4% to 59.8%, driven by continued investment in key sectors of our business and cost increases related to the changing regulatory environment. The provision for income taxes was lower than in the prior year. The provision for 2012 was lowered by recoveries of prior years’ income taxes, while the provision for 2011 was raised by a provision for prior years’ income taxes in the U.S. segment.

Net income from U.S. operations increased $35 million or 61% to US$93 million. Although revenues were consistent with the prior year, there were increases in trading revenue and lending and debt underwriting fees. Non-interest expense increased as we continued to invest in strategic hiring. Income taxes were lower, as discussed in the preceding paragraph.

BMO Capital Markets (Canadian $ in millions, except as noted)

				Change from 2011
As at or for the year ended October 31	2012	2011*	2010	$	%
Net interest income (teb)	1,180	1,213	1,394	(33)	(3)
Non-interest revenue	2,085	2,086	1,884	(1)	–
Total revenue (teb)	3,265	3,299	3,278	(34)	(1)
Provision for credit losses	97	119	264	(22)	(19)
Non-interest expense	1,953	1,895	1,825	58	3
Income before income taxes	1,215	1,285	1,189	(70)	(5)
Provision for income taxes (teb)	267	383	373	(116)	(30)
Reported net income	948	902	816	46	5
Adjusted net income	949	902	816	47	5
Net economic profit	436	470	344	(34)	(7)
Return on equity (%)	20.1	23.1	18.7		(3.0)
Operating leverage (%)	(4.2)	(3.2)	1.7		nm
Efficiency ratio (teb) (%)	59.8	57.4	55.7		2.4
Net interest margin on earning assets (teb) (%)	0.61	0.72	0.91		(0.11)
Average common equity	4,526	3,723	4,149	803	22
Average earning assets	193,889	167,593	152,506	26,296	16
Average loans and acceptances	24,761	21,197	25,254	3,564	17
Average deposits	103,836	92,069	80,740	11,767	13
Assets under administration	37,485	33,784	21,870	3,701	11
Full-time equivalent employees	2,283	2,312	2,034	(29)	(1)

2012 based on CGAAP.
*	Leverage measure for 2011 reflects growth based on CGAAP in 2010 and IFRS in 2011.

nm – not meaningful

U.S. Business Selected Financial Data (US$ in millions)

				Change from 2011
As at or for the year ended October 31	2012	2011	2010	$	%
Total revenue (teb)	1,027	1,028	993	(1)	–
Non-interest expense	827	797	726	30	(4)
Reported net income	93	58	67	35	61
Average earning assets	72,233	63,386	48,514	8,847	14
Average loans and acceptances	8,089	7,552	5,636	537	7
Average deposits	48,776	38,112	25,418	10,664	28

2010 based on CGAAP.

Net economic profit and adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 98.

BMO Financial Group 195th Annual Report 2012	57

MANAGEMENT’S DISCUSSION AND ANALYSIS

Corporate Services, including Technology and Operations

Corporate Services consists of Corporate Units and Technology and Operations.

Corporate Units provide enterprise-wide expertise and governance support in a variety of areas, including strategic planning, risk management, finance, legal and compliance, marketing, communications and human resources.

Technology and Operations (T&O) manages, maintains and provides governance over information technology, operations services, real estate and sourcing for BMO Financial Group.

The costs of Corporate Units and T&O services are largely transferred to the three client operating groups (P&C, PCG and BMO Capital Markets), with some amounts retained in Corporate Services results. As such, Corporate Services adjusted operating results reflect the impact of certain asset-liability management activities, the elimination of taxable equivalent adjustments, the results from certain impaired asset portfolios, recovery of provisions for credit losses on the M&I purchased credit impaired loan portfolio and the application of our expected loss provisioning methodology. Corporate Services reported results also reflect a number of items and activities that are excluded from BMO’s adjusted results to help assess BMO’s performance. These adjusting items are not reflective of core operating results. They are itemized in the Non-GAAP Measures section on page 98. All adjusting items are recorded in Corporate Services except the amortization of acquisition-related intangible assets, which is recorded in the client operating groups.

Corporate Services focuses on enterprise-wide priorities that improve service quality and efficiency to deliver an excellent customer experience. Notable achievements during the year included:

•

Integrating M&I’s operations into BMO’s systems, processes and organization and building scalable solutions that will accommodate future acquisitions and growth, while also upgrading U.S. online, branch, core banking and mobile banking platforms, as well as rebranding and rationalizing physical branches and office space.

•

Advancing the customer experience through: the development of adviceDirect for our online brokerage business; enhancements to our leads management tool that provides targeted and timely customer offers across multiple channels; and upgrades to online business banking to provide new business intelligence capabilities to our customers.

•

Continuing with our digitization strategy to improve efficiency and the customer experience by implementing digital cheque capture and deposit functionality for mobile banking in the United States, and launching electronic account statements, in Canada and the United States, through online banking.

Financial Results

Corporate Services’ net income for the year was $415 million, an improvement of $804 million from a year ago. Corporate Services’ results reflect a number of items and activities that are excluded from BMO’s adjusted results to help assess BMO’s performance. Details of the adjusting items are discussed in the Adjusting Items section on page 32. These adjusting items are not reflective of core operating results.

Adjusted net income in 2012 was $222 million, an improvement of $503 million from a year ago. Adjusted revenues decreased $4 million, primarily reflecting a decrease in net interest income due in part to interest received on the settlement of certain tax matters in 2011, largely offset by an increase in gains on sales of securities. Adjusted expenses were $88 million higher, primarily due to the impact of the acquired business. Adjusted provisions for credit losses were $773 million lower, in part due to a $509 million ($315 million after tax) recovery of provisions for credit losses on the M&I purchased credit impaired loan portfolio, largely arising from the timing and amount of repayments of loans in excess of expectations at closing. The accounting policy for purchased loans is discussed in the Purchased Loans section in Note 4 on page 133 of the financial statements. The remaining decrease was attributable to a reduction in specific provisions charged to Corporate Services under BMO’s expected loss provisioning methodology. Expected loss incorporates through-the-cycle views of credit losses on portfolios rather than the actual losses that occurred in the year on defaulted loans. During economic downturns the actual provision for credit losses may be higher than the provision for credit losses on an expected loss basis. In 2012, the actual provision for credit losses was less than the provision for credit losses on an expected loss basis due primarily to recoveries on the M&I purchased credit impaired loans.

Reported provision for credit losses was a recovery of $249 million. Significant components of the recovery are detailed in the table below:

Corporate Services Provision for Credit Losses ($ millions)

For the year ended October 31	2012	2011	2010
Impaired real estate loan portfolio	19	28	–
Purchased credit impaired loans	(509)	–	–
Interest on impaired loans	98	69	–
Expected loss to actual loss adjustment (1)	(151)	134	152
Provision for (recovery of) credit losses, adjusted basis	(543)	231	152
Collective provision	3	86	–
Purchased performing loans	291	18	–
Provision for (recovery of) credit losses, reported basis	(249)	335	152
Average loans and acceptances	1,841	1,285	770
Year end loans and acceptances	1,315	1,852	859

2010 based on CGAAP.

(1)	Credit losses are charged to operating groups on an expected loss basis. The difference between provisions charged to the operating groups on an expected loss basis and the actual provision for credit losses is charged to Corporate Services See page 40 and 41, Provision for Credit Losses and Other Credit Quality Information for further discussion.

Corporate Services, including Technology and Operations

(Canadian $ in millions, except as noted)

				Change from 2011
As at or for the year ended October 31	2012	2011	2010	$	%
Reported Results
Net interest income before teb offset	564	40	(437)	524	+100
Group teb offset	(266)	(220)	(355)	(46)	(21)
Net interest income (teb)	298	(180)	(792)	478	+100
Non-interest revenue	479	99	219	380	+100
Total revenue (teb)	777	(81)	(573)	858	+100
Provision for (recovery of) credit losses	(249)	335	152	(584)	(+100)
Non-interest expense	971	510	176	461	90
Income (loss) before income taxes	55	(926)	(901)	981	+100
Provision for (recovery of) income taxes (teb)	(360)	(537)	(656)	177	33
Reported net income (loss)	415	(389)	(245)	804	+100
Adjusted Results
Adjusted total revenue (teb)	(286)	(282)	(573)	(4)	(1)
Adjusted non-interest expense	380	292	176	88	30
Adjusted net income (loss)	222	(281)	(244)	503	+100
Full-time equivalent employees	13,742	13,711	10,135	31	–

2010 based on CGAAP.

U.S. Business Selected Financial Data (US$ in millions)

				Change from 2011
As at or for the year ended October 31	2012	2011	2010	$	%
Total revenue (teb)	572	15	(160)	557	+100
Provision for (recovery of) credit losses	(290)	247	227	(537)	(+100)
Non-interest expense	538	255	(14)	283	+100
Provision for (recovery of) income taxes (teb)	19	(257)	(146)	276	+100
Reported net income (loss)	305	(230)	(227)	535	+100
Adjusted net income (loss)	266	(181)	(227)	447	+100

2010 based on CGAAP.

As explained on page 44, BMO analyzes revenues on a teb basis at the client operating group level, with an offsetting adjustment in Corporate Services. Results reflect teb reductions in net interest income and related income taxes. The impact on net interest income is itemized in the table above.

Loans and acceptances at year end were $1,315 million, a reduction of $537 million from a year ago, reflecting run-off in the impaired real estate secured loan portfolio.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 98.

58	BMO Financial Group 195th Annual Report 2012

Financial Condition Review

Summary Balance Sheet ($ millions)

As at October 31	2012	2011	2010	2009	2008
Assets
Cash and interest bearing deposits with banks	26,282	25,656	20,554	13,295	21,105
Securities	128,324	122,115	123,399	110,813	100,138
Securities borrowed or purchased under resale agreements	44,238	37,970	28,102	36,006	28,033
Net loans and acceptances	256,608	238,885	176,643	167,829	186,962
Other assets	69,997	75,949	62,942	60,515	79,812
	525,449	500,575	411,640	388,458	416,050

As at October 31	2012	2011	2010	2009	2008
Liabilities and Shareholders’ Equity
Deposits	323,702	302,373	249,251	236,156	257,670
Other liabilities	167,102	164,197	135,933	126,719	134,761
Subordinated debt	4,093	5,348	3,776	4,236	4,315
Capital trust securities	462	821	800	1,150	1,150
Preferred share liability	–	–	–	–	250
Shareholders’ equity	28,655	26,353	21,880	20,197	17,904
Non-controlling interest in subsidiaries (1)	1,435	1,483	–	–	–
	525,449	500,575	411,640	388,458	416,050
(1)	Included in other liabilities under CGAAP.

Overview

Total assets increased $24.9 billion from the prior year to $525.5 billion at October 31, 2012. The increase was comprised of net loans and acceptances of $17.7 billion, securities borrowed or purchased under resale agreements of $6.3 billion, securities of $6.2 billion and cash and interest bearing deposits with banks of $0.6 billion. All remaining assets decreased by a total of $5.9 billion.

Liabilities and shareholders’ equity increased $24.9 billion. The increase was comprised of deposits of $21.3 billion, other liabilities of $2.9 billion and shareholders’ equity of $2.3 billion, partially offset by decreases of $1.3 billion in subordinated debt and $0.4 billion in capital trust securities.

Cash and Interest Bearing Deposits with Banks

Cash and interest bearing deposits with banks increased $0.6 billion to $26.3 billion in 2012, primarily reflecting an increase in balances held with the U.S. Federal Reserve due to U.S. deposit growth.

Securities ($ millions)

As at October 31	2012	2011	2010	2009	2008
Trading	70,109	69,925	71,710	59,071	66,032
Available-for-sale	56,382	51,426	50,543	50,257	32,115
Held-to-maturity	875	–	–	–	–
Other	958	764	1,146	1,485	1,991
	128,324	122,115	123,399	110,813	100,138

Securities increased $6.2 billion to $128.3 billion primarily due to an increase in available-for-sale securities, which include supplemental liquid assets held to support contingent liquidity requirements. Further details on the composition of securities are provided in Note 3 on page 127 of the financial statements.

Securities Borrowed or Purchased Under Resale Agreements

Securities borrowed or purchased under resale agreements increased $6.3 billion to $44.2 billion, mainly due to client-driven activities.

Loans and Acceptances ($ millions)

As at October 31	2012	2011	2010	2009	2008
Residential mortgages	87,870	81,075	48,715	45,524	49,343
Consumer instalment and other personal	61,436	59,445	51,159	45,824	43,737
Credit cards	7,814	8,038	3,308	2,574	2,120
Businesses and governments	93,175	84,883	68,338	68,169	84,151
Customers’ liability under acceptances	8,019	7,227	7,001	7,640	9,358
Gross loans and acceptances	258,314	240,668	178,521	169,731	188,709
Allowance for credit losses	(1,706)	(1,783)	(1,878)	(1,902)	(1,747)
Net loans and acceptances	256,608	238,885	176,643	167,829	186,962

Net loans and acceptances increased $17.7 billion to $256.6 billion, primarily due to an $8.3 billion increase in loans to businesses and governments across most operating groups and a $6.8 billion increase in residential mortgages in P&C Canada. The remaining $2.6 billion increase includes an increase in consumer instalment and other personal loans, primarily due to growth in auto loans and home equity loans, and an increase in acceptances.

Table 11 on page 108 provides a comparative summary of loans by geographic location and product. Table 13 on page 109 provides a comparative summary of net loans in Canada by province and industry. Loan quality is discussed on page 40 and 41 and further details on loans are provided in Notes 4, 5 and 8 to the financial statements, starting on page 131.

Other Assets

Other assets decreased $5.9 billion to $70.0 billion due to a $7.0 billion decrease in derivative financial instrument assets, primarily U.S. equity derivatives. The balance of other assets, which includes accounts receivable, prepaid expenses, tax receivable and pension assets, increased $1.1 billion. Derivative instruments are detailed in Note 10 on page 140 of the financial statements.

Deposits ($ millions)

As at October 31	2012	2011	2010	2009	2008
Banks	17,290	20,877	19,435	22,973	30,346
Businesses and governments	185,182	159,209	130,773	113,738	136,111
Individuals	121,230	122,287	99,043	99,445	91,213
	323,702	302,373	249,251	236,156	257,670

Deposits increased $21.3 billion to $323.7 billion. The increase was largely driven by a $26.0 billion increase in deposits by businesses and governments, which grew in both the United States and Canada. Deposits by banks decreased $3.6 billion primarily due to lower wholesale deposits, while deposits by individuals decreased $1.1 billion primarily in the United States, partially offset by increases in Canada. Further details on the composition of deposits are provided in Note 15 on page 151 of the financial statements and in the Liquidity and Funding Risk section on page 86.

Other Liabilities

Other liabilities increased $2.9 billion to $167.1 billion, primarily driven by a $7.7 billion increase in securities lent or sold under repurchase agreements related to client-driven activities. There was growth of $3.2 billion in securities sold but not yet purchased due to increased hedging requirements in BMO Capital Markets, largely offset by lower asset-backed commercial paper due to the wind-up of two of BMO’s mortgage securitization vehicles and decreases in derivative financial instrument liabilities. Further details on the composition of other liabilities are provided in Note 16 on page 152 of the financial statements.

Subordinated Debt

Subordinated debt decreased $1.3 billion, reflecting the redemption of Series D Medium-Term Notes, Tranche 2 in June 2012. Further details on the composition of subordinated debt are provided in Note 17 on page 153 of the financial statements.

All 2010 and prior data based on CGAAP in this section.

BMO Financial Group 195th Annual Report 2012	59

MANAGEMENT’S DISCUSSION AND ANALYSIS

Shareholders’ Equity

Shareholders’ equity increased $2.3 billion to $28.7 billion, reflecting growth in retained earnings. BMO’s Dividend Reinvestment and Share Purchase Plan is described on the Enterprise-Wide Capital Management section that follows. Our Consolidated Statement of Changes in

Equity on page 122 provides a summary of items that increase or reduce shareholders’ equity, while Note 20 on page 156 of the financial statements provides details on the components of and changes in share capital. Details of our enterprise-wide capital management practices and strategies can be found below.

Enterprise-Wide Capital Management

As discussed below, BMO’s Basel III capital ratios are strong: the pro-forma Basel III common equity ratio is 8.7%, and the Basel II Tier 1 capital ratio is 12.6%, well in excess of regulatory requirements.

Objective

BMO is committed to a disciplined approach to capital management that balances the interests and requirements of shareholders, regulators, depositors and rating agencies. Our objective is to maintain a strong capital position in a cost-effective structure that:

•	is appropriate given our target regulatory capital ratios and internal assessment of required economic capital;
•	is consistent with our targeted credit ratings;
•	underpins our operating groups’ business strategies; and
•	supports depositor and regulatory confidence while also building long-term shareholder value.

Capital Management Framework

The principles and key elements of BMO’s capital management framework are outlined in our capital management corporate policy and in our annual capital plan, which includes the results of the Internal Capital Adequacy Assessment Process (ICAAP).

ICAAP is an integrated process that evaluates capital adequacy on both a regulatory and an economic capital basis, and is used to establish capital targets and capital strategies that take into consideration the strategic direction and risk appetite of the enterprise. The ICAAP and capital plan are developed in conjunction with BMO’s annual business plan, promoting alignment between our business and risk strategies, regulatory and economic capital requirements, and the availability of capital. Regulatory and economic capital adequacy is assessed by comparing capital supply (the amount of capital available to support losses) to capital demand (the capital required to support the risks underlying our business activities). Enterprise-wide stress testing and scenario analysis are also used to assess the impact of various stress conditions on BMO’s risk profile and capital requirements. The framework seeks to ensure that we are adequately capitalized given the risks we take, and supports the determination of limits, goals and performance measures that are used to manage balance sheet positions, risk levels and capital requirements at both the consolidated entity and line of business level. Assessments of actual and forecast capital adequacy are compared to the capital plan throughout the year, and the capital plan is updated as required, based on changes in our business activities, risk profile or operating environment.

For further discussion of the risks that underlie our business activities, refer to the Enterprise-Wide Risk Management section on page 75.

BMO uses a combination of regulatory and economic capital to evaluate business performance and as the basis for strategic, tactical and transactional decision-making. By allocating capital to operating units and measuring their performance in relation to the capital necessary to support the risks in their business, we seek to optimize our risk-adjusted return to shareholders, while maintaining a well-capitalized position. This approach aims to protect our stakeholders from the risks inherent in our various businesses, while still allowing the flexibility to deploy resources to the strategic growth activities of our operating groups. Capital in excess of what is required to support our line of business activities and certain other activities not carried out by our operating groups is held in Corporate Services.

Governance

The Board of Directors and its Risk Review Committee provide ultimate oversight and approval of capital management, including our capital management corporate policy, capital plan and ICAAP results. They regularly review BMO’s capital position, capital adequacy assessments and key capital management activities. The Risk Management Committee and Balance Sheet and Capital Management Committee provide senior management oversight, and also review and discuss significant capital policies, issues and action items that arise in the execution of our enterprise-wide strategy. Finance and Risk Management are responsible for the design and implementation of the corporate policies and framework related to capital and risk management and the ICAAP. Our ICAAP operating processes are reviewed on an annual basis by our Corporate Audit division.

Risk-Weighted Asset Approaches

BMO primarily uses the Advanced Internal Ratings Based (AIRB) Approach to determine credit risk-weighted assets (RWA) in our portfolio, and the Standardized Approach to determine operational RWA. Credit RWA arising from certain U.S. portfolios are determined using the Standardized Approach. BMO’s market RWA are primarily determined using the Internal Models Approach, but the Standardized Approach is used for some exposures.

The AIRB Approach is the most advanced of the approaches for determining credit risk capital requirements. It utilizes sophisticated techniques to measure RWA at the borrower level based on sound risk management principles, including consideration of estimates of the probability of default, the likely loss given a default, exposure at default, term to maturity and the type of Basel Asset Class exposure. These risk parameters are determined using historical portfolio data supplemented by benchmarking, and are updated periodically. Validation procedures related to these parameters are in place and are enhanced periodically in order to appropriately quantify and differentiate risks so they reflect changes in economic and credit conditions.

Under the Standardized Approach, operational risk capital requirements are determined by the size and type of our lines of business. As defined under Basel rules adopted by the Office of the Superintendent of Financial Institutions Canada (OSFI), gross income serves as a proxy for the size of the line of business and as an indicator of operational risk. Gross income is segmented into eight regulatory business lines by business type, and each segment amount is multiplied by a corresponding factor prescribed by the Basel framework to determine its operational risk capital requirement. For further details on Basel II, refer to the Enterprise-Wide Risk Management section starting on page 75.

Effective November 1, 2011, BMO adopted IFRS, which affected our capital ratios by reducing RWA and retained earnings. As at October 31, 2012, our Basel II RWA of $205 billion was $3.4 billion lower than at October 31, 2011, primarily as a result of the reduction in RWA related to the adoption of IFRS, improved risk assessments and a decrease in RWA related to securitized assets. These factors were partly offset by the requirements for additional stress Value at Risk RWA under the Basel 2.5 rules. The table that follows provides a breakdown of our RWA by risk type.

60	BMO Financial Group 195th Annual Report 2012

Risk-Weighted Assets ($ millions)

As at October 31	2012	2011
Credit risk	171,955	179,092
Market risk	7,598	4,971
Operational risk	25,677	24,609
Total RWA	205,230	208,672

2012 Basel II Regulatory Capital Review

Regulatory capital requirements for the consolidated entity are currently determined on a Basel II basis. During the first quarter of 2013, as discussed below, Basel III capital rules will come into effect and replace the Basel II rules. The adjacent table details the components of Basel II regulatory capital.

Adjusted common shareholders’ equity is the most permanent form of capital. It is comprised of common shareholders’ equity less a deduction for goodwill, excess intangible assets and deductions for certain other items under Basel II. Tier 1 capital is primarily comprised of adjusted common shareholders’ equity, preferred shares and innovative hybrid instruments.

Our adjusted common shareholders’ equity and Tier 1 capital under Basel II were $21.6 billion and $25.9 billion, respectively, at October 31, 2012, up from $20.0 billion and $25.1 billion, respectively, at October 31, 2011. Adjusted common equity increased due to retained earnings growth and the issuance of common shares through the Shareholder Dividend Reinvestment and Share Purchase Plan and the exercise of stock options. This growth was partly offset by adjustments to retained earnings as part of the transition to IFRS and by higher Basel II capital deductions due to the expiry of grandfathering rules related to capital deductions for insurance subsidiaries held prior to January 1, 2007. Using transition guidance from OSFI, 2011 regulatory capital was not restated for IFRS and BMO has elected to phase in the impact of lower Tier 1 capital over a five-quarter period ending January 31, 2013. (The impact of lower RWA is not phased in and was fully recognized in the first quarter of 2012.) Excluding these adjustments, common equity would have increased $3.0 billion from October 31, 2011. Tier 1 capital increased $2.1 billion from October 31, 2011, with growth in common equity partially offset by the redemption of preferred shares and innovative instruments, outlined below in Capital Management Activities, and by an increase in deductions.

Total capital includes Tier 1 and Tier 2 capital, net of certain deductions. Tier 2 capital is primarily comprised of subordinated debentures and a portion of the collective allowance for credit losses. Deductions from Tier 2 capital under Basel II primarily relate to our investments in insurance subsidiaries and other substantial investments. Total Basel II capital was $30.7 billion at October 31, 2012, down from $31.0 billion at October 31, 2011, as growth in retained earnings was offset by the impact of the transition to IFRS, as discussed above, and the redemption of subordinated debentures during the year, as outlined in the Capital Management Activities section.

The Common Equity Ratio reflects common shareholders’ equity less capital adjustments, divided by RWA. The capital measure has been calculated by BMO following market and regulatory developments and a required version has been introduced under Basel III.

The Basel II Tier 1 Capital Ratio reflects Basel II Tier 1 capital divided by RWA.

The Basel II Total Capital Ratio reflects Basel II total capital divided by RWA.

The Assets-to-Capital Multiple reflects total assets, including specified off-balance sheet items net of other specified deductions, divided by total capital.

Basel II Regulatory Capital ($ millions)

As at October 31	2012	2011
Gross common shareholders’ equity	26,060	24,455
IFRS phase-in not applicable to common equity	22	–
Goodwill and excess intangible assets	(3,717)	(3,585)
Securitization-related deductions	(31)	(168)
Expected loss in excess of allowance (AIRB Approach)	(65)	(205)
Substantial investments and investments in insurance subsidiaries	(634)	(481)
Adjusted common shareholders’ equity	21,635	20,016
Non-cumulative preferred shares	2,465	2,861
Innovative Tier 1 capital instruments	1,859	2,156
Non-controlling interest in subsidiaries	16	38
IFRS phase-in not applicable to common equity	(22)	–
Other deductions	(57)	–
Tier 1 capital-after adjustments	25,896	25,071
Subordinated debt	4,351	5,896
Trust subordinated notes	800	800
Accumulated net after-tax unrealized gains on available-for-sale equity securities	34	7
Eligible portion of collective allowance for credit losses	318	309
Total Tier 2 capital	5,503	7,012
Securitization-related deductions	(31)	(31)
Expected loss in excess of allowance (AIRB Approach)	(65)	(205)
Investments in non-consolidated subsidiaries and substantial investments	(634)	(855)
Tier 2 capital-after adjustments	4,773	5,921
Total capital	30,669	30,992

Our Basel II capital ratios were maintained at strong levels in 2012 in anticipation of pending regulatory capital changes and to maintain financial strength and flexibility as we continue to execute our growth strategy. At October 31, 2012, the Common Equity Ratio (calculated on a Basel II basis) was 10.5%, the Tier 1 Capital Ratio was 12.6% and the Total Capital Ratio was 14.9%. The Common Equity Ratio (calculated on a Basel II basis) increased 95 basis points from the end of fiscal 2011 due to an increase in common equity and a reduction in RWA, as described above. The Basel II Tier 1 Capital Ratio increased 61 basis points from the end of fiscal 2011 and the Total Capital Ratio was up modestly. The impact of IFRS lowered our Common Equity Ratio, Basel II Tier 1 Capital Ratio and Basel II Total Capital Ratio at October 31, 2012, by 51, 47 and 42 basis points, respectively. Both the Basel II Tier 1 and Total Capital Ratios remain well above the current minimums of 7% and 10%, respectively, stipulated by OSFI under its Basel II rules for a well-capitalized financial institution.

BMO’s Assets-to-Capital Multiple was 15.2 as at October 31, 2012, compared with 13.7 in 2011. The multiple remains well below the maximum permitted by OSFI.

BMO Financial Group 195th Annual Report 2012	61

MANAGEMENT’S DISCUSSION AND ANALYSIS

Pending Basel III Regulatory Capital Changes and 2012 Basel III Regulatory Capital Review

Effective in the first quarter of 2013, regulatory capital requirements for the consolidated entity will be determined on a Basel III basis. The Basel III capital rules that will come into effect in January 2013 have now been described by OSFI in drafts disclosed for public consultation and are expected to be finalized shortly. While the Basel III rules proposed by the Basel Committee on Banking Supervision (BCBS) introduce transitional arrangements to implement the new standards over six years ending January 1, 2019, OSFI has indicated that it expects Canadian deposit-taking institutions to meet the 2019 Basel III capital requirements early in the transition period and that it expects such institutions to have a Basel III Common Equity Ratio pre-stress target of at least 7% (4.5% minimum plus 2.5% capital conservation buffer) by the first quarter of 2013. BMO’s ratios on a pro-forma basis currently exceed the fully implemented Basel III capital ratio expectations.

BMO’s Basel III capital ratios are strong and position us well for the implementation of announced regulatory changes. Our pro-forma Basel III Common Equity Ratio was 8.7% at October 31, 2012. The pro-forma Basel III Tier 1 Capital Ratio and Total Capital Ratio at October 31, 2012 were 10.5% and 12.9%, respectively.

New regulatory capital metrics have been introduced under Basel III. The Basel III Common Equity Ratio (which is defined on the preceding page) will take effect in 2013. The Basel III Leverage Ratio is proposed to be disclosed in 2015 and to be in effect in 2018.

The Leverage Ratio is defined as Basel III Tier 1 capital divided by the sum of on-balance sheet items and specified off-balance sheet items, net of specified deductions.

The fully implemented Basel III capital ratio requirements are higher than current Basel II requirements as established in Canada by OSFI. Basel III significantly increases RWA and the quality of capital as compared to Basel II (Basel II and Basel III requirements are not directly comparable). The fully implemented Basel III requirements and the current OSFI Basel II requirements are summarized in the following table.

Regulatory Requirements (% of RWA)

	Common Equity Ratio	Tier 1 Capital Ratio	Total Capital Ratio	Leverage Ratio (3)
Basel III – Stated minimum requirements	4.5	6.0	8.0	3.0
Plus: Capital Conservation buffer requirements (1)	2.5	2.5	2.5	na
Effective Basel III requirements (2)	7.0	8.5	10.5	3.0
OSFI Basel II – Current requirements	na	7.0	10.0	na	(4)
(1)	The Capital Conservation buffer does not include the counter-cyclical capital buffer of up to 2.5% of common shareholders’ equity, which may be required on a national basis by supervisors if they perceive credit growth resulting in systemic risk. If imposed, this additional buffer is effectively combined with the Capital Conservation buffer.
(2)	Does not include any applicable increases for banks that are systemically important.
(3)	A 3% minimum Leverage Ratio has been proposed by the Basel Committee on Banking Supervision. It will be subject to analysis during a four-year parallel run test period, beginning January 1, 2013. Depending upon the results of the parallel run testing, there could be subsequent adjustments, which are targeted to be finalized in 2017, with the final Leverage Ratio requirement effective January 1, 2018.
(4)	OSFI currently monitors the Assets-to-Capital Multiple, which is based on total capital. The proposed Basel III Leverage Ratio is based on Tier 1 capital.

na – not applicable

The minimum 4.5% Common Equity Ratio capital requirement is augmented by the 2.5% common equity Capital Conservation buffer that can absorb losses during periods of stress. If a bank’s capital ratios fall within the range of this buffer, restrictions on earnings distributions (such as dividends, equity repurchases and discretionary compensation)

would ensue, with the degree of such restrictions varying according to the position of the bank’s ratios within the buffer range.

BCBS has released a framework for the determination of additional capital requirements for domestic systemically important banks (D-SIBs). OSFI guidance on D-SIBs is expected during 2013. While no Canadian banks are currently considered to be globally systemically important, this guidance will confirm whether BMO and other large Canadian banks are to be considered to be D-SIBs and required to hold additional capital. It is unclear what such D-SIB capital requirements will be and when they will be instituted.

BMO’s pro-forma Basel III common equity, defined as common equity net of applicable regulatory capital adjustments, was $19.3 billion at October 31, 2012, $2.1 billion lower than common equity on a Basel II basis, assuming full phase-in of IFRS impacts. New Basel III capital deductions, such as those for intangible assets, deferred tax assets and pension assets, account for the reduction in regulatory common equity.

Our pro-forma Basel III RWA as at October 31, 2012 were $222 billion, $17 billion higher than our Basel II RWA. Higher counterparty credit risk RWA of $13 billion, as well as the conversion of certain existing Basel II capital deductions to RWA, account for the increase.

The pro-forma calculations and statements in this section assume full implementation of announced Basel III regulatory capital requirements and proposals. In calculating BMO’s Basel III Tier 1 Capital Ratio and Total Capital Ratio, our current non-common share Tier 1 and Tier 2 capital instruments, which, as discussed below, will begin to be phased out beginning in 2013, were fully included in regulatory capital as at October 31, 2012.

The Basel III Leverage Ratio is expected to be implemented in 2018, after a four-year parallel run from January 1, 2013 to January 1, 2017. Pending a review of the final leverage requirements, OSFI has introduced in its draft Basel III rules a transitional Assets to Capital Multiple (ACM) to be used by deposit-taking institutions. The transitional ACM is calculated by dividing total assets, including specified off-balance sheet items, by total capital. For the purpose of the transitional ACM, total capital is calculated on a transitional Basel III basis. BMO’s pro-forma transitional ACM was 15.5 at October 31, 2012, which is higher than the 15.2 multiple calculated on a Basel II basis due largely to the change in the definition of capital under OSFI’s Basel III transitional rules.

The pro-forma Basel III ratios do not reflect the effects of future management actions that may be taken to help mitigate the impact of the changes, or any future growth in retained earnings or additional rule changes.

BMO’s investments in U.S. operations are primarily denominated in U.S. dollars. As discussed in the Provision for Income Taxes section, foreign exchange gains or losses on the translation of the investments in foreign operations to Canadian dollars are reported in shareholders’ equity, although they do not attract tax until realized. When these gains or losses are combined with the foreign exchange impact of U.S.-dollar-denominated RWA on Canadian-dollar equivalent RWA and the impact of U.S.-dollar-denominated capital deductions on our Canadian dollar capital, the result may be an increase in volatility in BMO’s capital ratios. BMO may, as discussed in the Provision for Income Taxes section, partially hedge its foreign exchange risk by funding its foreign investment in U.S. dollars. However, to reduce the impact of foreign exchange rate changes on BMO’s capital ratios, BMO may also enter into forward currency contracts or elect to fund those U.S. dollar investments in Canadian dollars.

BMO conducts business through a variety of corporate structures, including subsidiaries and joint ventures. All of our subsidiaries must meet the regulatory and legislative requirements of the jurisdictions in which they operate. A framework is in place to provide subsidiaries and their parent entities with access to capital and funding to support their ongoing operations under both normal and stressed conditions.

62	BMO Financial Group 195th Annual Report 2012

OSFI’s draft Basel III capital rules include rules to implement the BCBS guidance on non-viability contingent capital (NVCC). The guidance stipulates that in order to qualify as regulatory capital, a bank’s non-common share capital instruments must ensure that investors bear losses before taxpayers in the event the bank’s national authorities determine that it is non-viable and its rescue is in the public interest. All instruments issued after December 31, 2012, must meet these NVCC requirements to qualify as regulatory capital.

OSFI’s draft Basel III rules provide guidance on the treatment of non-common share capital instruments that do not meet Basel III requirements, including NVCC requirements. Instruments that do not meet Basel III requirements will be subject to grandfathering provisions, and their recognition as regulatory capital will be phased out over a nine-year period beginning January 1, 2013. Using a base equal to the total value of such instruments outstanding as at January 1, 2013, their recognition is to be capped at 90% from January 1, 2013, with the cap reducing by one-tenth of the base in each subsequent year. Under Basel III, BMO’s existing innovative Tier 1 capital (BMO Capital Trust Securities and BMO Tier 1 Notes) and Tier 2 subordinated debt instruments will not qualify as regulatory capital and will be phased out at 10% each year commencing January 1, 2013. OSFI’s guidance also outlines the requirements for redemption of these regulatory capital instruments through a regulatory capital event. BMO currently does not expect to redeem any outstanding regulatory capital instruments through a regulatory capital event.

A number of other potential regulatory changes are still pending. For example, OSFI may implement a “solo” capital framework that would assess a bank’s stand-alone capital adequacy by reducing such bank’s capital by any of its investments in subsidiaries that are not considered sufficiently liquid. These changes could affect the amount of capital that we hold or are required to hold or the attractiveness of certain investments in subsidiaries. We cannot forecast the timing or the potential consequences of such potential changes.

Economic Capital Review

Economic capital is a measure of our internal assessment of the risks underlying BMO’s business activities. It represents management’s estimation of the likely magnitude of economic losses that could occur should adverse situations arise, and allows returns to be measured on a basis that considers the risks taken. Economic capital is calculated for various types of risk – credit, market (trading and non-trading), operational and business, based on a one-year time horizon. For further discussion of these risks, refer to the Enterprise-Wide Risk Management section on page 75. Economic capital is a key element of our risk-based capital management and ICAAP framework.

Capital Management Activities

BMO issued 12 million shares during 2012 under our Shareholder Dividend Reinvestment and Share Purchase Plan and due to the exercise of stock options. On December 31, 2011, we redeemed the $400 million BMO Capital Trust Securities – Series C, and on February 25, 2012, we redeemed all of our US$300 million Non-cumulative Perpetual Class B Preferred shares, Series 10. On June 21, 2012, we redeemed all of the outstanding $1.2 billion subordinated Series D Medium-Term Notes, Tranche 2. Further details are provided in Notes 17, 18 and 20 on pages 153, 154 and 156 of the financial statements.

On December 4, 2012, we announced our intention, subject to the approval of OSFI and the Toronto Stock Exchange (TSX), to initiate a normal course issuer bid for up to 15,000,000 of BMO’s common shares. Once approvals are obtained, the share repurchase program will permit us to purchase BMO’s common shares on the TSX for the purpose of cancellation. BMO’s previous normal course issuer bid expired on December 15, 2011, and no common shares were repurchased under that program. The timing and amount of any purchases under the program are subject to regulatory approvals and to management discretion based on factors such as market conditions.

Outstanding Shares and Securities Convertible into Common Shares

As at November 27, 2012	Number of shares or dollar amount	Dividends declared per share
		2012	2011	2010
Common shares	650,767,000	$2.82	$2.80	$2.80
Class B Preferred shares
Series 5	$200,000,000	$1.33	$1.33	$1.33
Series 13	$350,000,000	$1.13	$1.13	$1.13
Series 14	$250,000,000	$1.31	$1.31	$1.31
Series 15	$250,000,000	$1.45	$1.45	$1.45
Series 16	$300,000,000	$1.30	$1.30	$1.30
Series 18	$150,000,000	$1.63	$1.63	$1.63
Series 21	$275,000,000	$1.63	$1.63	$1.63
Series 23	$400,000,000	$1.35	$1.35	$1.35
Series 25	$290,000,000	$0.98	$0.69	–
Convertible into common shares:
Class B Preferred shares
Series 10 (1)		US$0.37	US$1.49	US$1.49
Stock options
– vested	7,849,000
– nonvested	7,898,000
(1)	Redeemed in February 2012.

Note 20 on page 156 of the financial statements includes details on share capital.

BMO Financial Group 195th Annual Report 2012	63

MANAGEMENT’S DISCUSSION AND ANALYSIS

Dividends

Dividends declared per common share in 2012 totalled $2.82. Annual dividends declared in 2012 represented 46% of 2012 net income (and 47% of 2012 adjusted net income) available to common shareholders. Over the long term, BMO’s dividends are generally increased in line with trends in earnings per share growth.

During the year, we changed our target dividend payout range (common share dividends as a percentage of net income attributable to shareholders less preferred share dividends) to 40-50% from 45-55%. This change is consistent with our objective of maintaining flexibility to execute on our growth strategies and takes into consideration the higher capital expectations resulting from Basel III. BMO’s target dividend payout range seeks to provide shareholders with stable income, while ensuring sufficient earnings are retained to support anticipated business growth, fund strategic investments and provide continued support for depositors.

At year end, BMO’s common shares provided a 4.9% annual dividend yield based on the year-end closing share price. On December 4, 2012, BMO announced that the Board of Directors had declared a quar-

terly dividend on common shares of $0.72 per share, unchanged from the prior quarter and up $0.02 from a year ago.

Under our Shareholder Dividend Reinvestment and Share Purchase Plan (the Plan), common shareholders who elect to reinvest dividends may receive a discount of up to 5% from the average market price (as defined in the Plan) on BMO common shares issued to such shareholders from treasury or purchased on behalf of such shareholders in the secondary market. In fiscal 2012, common shareholders who elected to reinvest dividends in common shares of BMO were issued shares from treasury with a 2% discount from the average market price. Effective with the November 28, 2012, dividend payment, common shareholders who elect to reinvest dividends in common shares of BMO are issued shares from treasury without a discount from the average market price of the common shares (as defined in the Plan).

Eligible Dividends Designation

For the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation, BMO designates all dividends paid or deemed to be paid on both its common and preferred shares as “eligible dividends”, unless indicated otherwise.

Caution

This Enterprise-Wide Capital Management section contains forward-looking statements.

Please see the Caution Regarding Forward-Looking Statements.

Select Financial Instruments

At the request of the G7 finance ministers and central bank governors, The Financial Stability Forum (since re-established as the Financial Stability Board (FSB)) issued a report in April 2008 on enhancing market and institutional resilience. Among its recommendations, the report encouraged enhanced disclosure related to financial instruments that market participants had come to regard as carrying higher risk. We expanded our discussion of certain financial instruments in 2008 in keeping with these developments and we have continued to report on them, together with other financial instruments, to put exposures in context relative to our portfolio. We have also followed a practice of reporting on significant changes in our interim MD&A. In March 2011, the FSB published Thematic Review on Risk Disclosure Practices – Peer Review Report, which updated its views on disclosure practices. We continue to report in keeping with the spirit of the FSB recommendations. On October 29, 2012, the Enhanced Disclosure Task Force of the FSB published its report, Enhancing the Risk Disclosures of Banks. We currently comply with many of the recommendations, and we will review our disclosures for future filings and enhance them as appropriate.

Caution

Given continued uncertainty in the capital markets environment, our capital markets instruments could experience valuation gains and losses due to changes in market value. This section, Select Financial Instruments, contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements on page 27.

Consumer Loans

In Canada, our consumer loan portfolio totalled $132 billion at October 31, 2012, and is comprised of three main asset classes: residential mortgages (58%), instalment and other personal loans (36%) and credit card loans (6%).

In the United States, our consumer loan portfolio totalled US$21 billion and is also primarily comprised of three asset classes: residential first mortgages (36%), home equity products (35%) and indirect automobile loans (25%).

The following sections contain a discussion of our U.S. subprime mortgage loans, Alt-A mortgage loans and home equity products, portfolios that have been of increased interest to investors in the economic environment of the past few years. It also includes a discussion of repurchased mortgages. The U.S. mortgage market was much more challenging than its Canadian counterpart in recent years, but has been improving.

In Canada, BMO does not have any subprime mortgage programs, nor do we purchase subprime mortgage loans from third party lenders. We have a $26 billion Canadian home equity line of credit portfolio. Of these lines of credit, one product line is offered only in first mortgage position and represents approximately 79% of the total portfolio. Approximately 95% of our home equity line of credit exposures are in a priority claim position. We have no Canadian home equity line of credit exposures that had a loan-to-value ratio in excess of 80% at origination. The portfolio is of high quality and only a low percentage of loans in the portfolio were 90 days or more in arrears at year end.

In Canada, we do not have a mortgage program that we consider to be Alt-A. In the past, we may have chosen to not verify income or employment for certain customers when there were other strong qualifications that supported the creditworthiness of the loan as part of our credit adjudication process; however, this approach is no longer in use. We also have a Newcomers to Canada/non-resident mortgage program that permits limited income verification but has other strong qualification criteria. At October 31, 2012, there was approximately $5.7 billion ($3.9 billion in 2011) outstanding under this program. Only a low percentage of loans in the portfolio were 90 days or more in arrears at year end.

Subprime Mortgage Loans

In the United States, we have US$333 million of first mortgage loans outstanding with subprime characteristics at the date of authorization (excluding credit marks recorded on the M&I purchased loan portfolio). Approximately 3.3% of BMO’s U.S. first mortgage loan portfolio was 90 days or more in arrears at year end. The percentage of BMO’s U.S. subprime loans that are 90 days or more in arrears is higher than the comparable rate on BMO’s overall U.S. first mortgage portfolio, but the amount of such loans is not significant.

Home equity products are secured by homeowners’ equity and rank subordinate to any existing first mortgage on a property. In the United States, we have a US$7.6 billion home equity loan portfolio, which amounted to 3.0% of BMO’s total loan portfolio at October 31, 2012. Of the U.S. home equity loan portfolio, loans of US$261 million were extended to customers with credit bureau scores below 620 and would be categorized as subprime loans. Only a low amount of such loans were 90 days or more in arrears at year end.

64	BMO Financial Group 195th Annual Report 2012

Alt-A First Mortgage Loans

In the United States, Alt-A loans are generally considered to be loans for which borrower qualifications are subject to limited verification. We discontinued all programs meeting this definition in 2008. Our Alt-A loan portfolio totalled US$1,092 million at year end (net of purchase accounting adjustments), and US$65 million or 6.0% of the portfolio was 90 days or more in arrears. BMO also offered limited documentation programs within the home equity loan portfolio in the United States, which have also been discontinued. At October 31, 2012, there was US$736 million outstanding under these programs (net of purchase accounting adjustments), and loans 90 days or more in arrears totalled US$23 million or 3.1%.

Mortgage Repurchases

BMO Harris Bank sells residential mortgage loans originated within its branch network to the Federal Home Loan Mortgage Corporation (Freddie Mac), a corporation chartered by the United States federal government. Generally, mortgage loan purchasers, including Freddie Mac, have the right to require a mortgage loan seller to repurchase a loan when it is subsequently determined that the loan did not meet the terms and conditions of the purchase and sale agreement at the time of sale. BMO Harris Bank repurchased a total of 138 mortgages in 2012 (76 in 2011) totalling US$22.6 million (US$11.3 million in 2011). We do not anticipate material losses from any related future mortgage loan repurchase obligations.

Leveraged Finance

Leveraged finance loans are defined by BMO as loans to private equity businesses and mezzanine financings where our assessment indicates a higher level of credit risk. BMO has exposure to leveraged finance loans, which represent 1.1% of our total assets, with $5.8 billion outstanding at October 31, 2012, up approximately $1.2 billion from a year ago. Of this amount, $152 million or 2.6% of leveraged finance loans were classified as impaired ($146 million or 3.3% in 2011).

Monoline Insurers and Credit Derivative Product Companies

At October 31, 2012, BMO’s direct exposure to companies that specialize in providing default protection amounted to $25 million in respect of the mark-to-market value of counterparty derivatives and $nil in respect of the mark-to-market value of traded credits ($109 million and $nil in 2011). The cumulative adjustment for counterparty credit risk recorded against these exposures was $6 million ($43 million in 2011).

Certain credit derivative product counterparty exposures are discussed further in the Exposure to Other Select Financial Instruments section.

BMO-Sponsored Securitization Vehicles

BMO sponsors various vehicles that fund assets originated by either BMO (through a bank securitization vehicle) or its customers (several Canadian customer securitization vehicles and one U.S. customer securitization vehicle). We earn fees for providing services related to the securitizations in the customer securitization vehicles, including liquidity, distribution and financial arrangement fees for supporting the ongoing operations of the vehicles. These fees totalled approximately $38 million in 2012 and $43 million in 2011. Further disclosure on the impact of IFRS on reporting requirements for these vehicles is provided in Note 30 on pages 177 to 181.

Canadian Customer Securitization Vehicles

The customer securitization vehicles we sponsor in Canada assist our customers with the securitization of their assets, providing them with an alternate source of funding. These vehicles provide clients with access to financing in the ABCP markets by allowing them to sell their assets into these vehicles, which then issue ABCP to investors to fund the purchases. In all cases, the sellers continue to service the transferred assets and are first to absorb any realized losses on the assets.

Our exposure to losses relates to our investment in ABCP issued by the vehicles, derivative contracts we have entered into with the vehicles and the liquidity support we provide through backstop liquidity facilities. We use our credit adjudication process in deciding whether to enter into these agreements just as we do when extending credit in the form of a loan.

BMO sometimes enters into derivative contracts with these vehicles to enable them to manage their exposures to interest rate and foreign exchange rate fluctuations. The fair value of such contracts at October 31, 2012, was $nil, compared with 2011 when we recorded a $2 million derivative asset in our Consolidated Balance Sheet.

Most customer securitization vehicles are funded in the market, while some are funded directly by BMO. BMO generally consolidates the accounts of the customer securitization vehicles for which BMO provides the funding, as the majority of the gains or losses of those vehicles are expected to accrue to BMO. There were minimal levels of mortgage loans with subprime or Alt-A characteristics included in the total assets of the bank-funded vehicles at year end. No losses have been recorded on BMO’s exposure to these vehicles.

BMO’s investment in the ABCP of the market-funded vehicles totalled $20 million at October 31, 2012 ($170 million in 2011). No losses have been recorded on these investments.

BMO provided liquidity support facilities to the market-funded vehicles totalling $3.7 billion at October 31, 2012 ($3.0 billion in 2011). This amount comprised part of other credit instruments outlined in Note 5 on page 134 of the financial statements. All of these facilities remain undrawn. The assets of each of these market-funded customer securitization vehicles consist primarily of diversified pools of Canadian automobile receivables and Canadian residential mortgages. These two asset classes represent 83% (74% in 2011) of the aggregate assets of these vehicles. Included in these assets are $38 million ($78 million in 2011) of Canadian residential mortgage loans with subprime or Alt-A characteristics.

In the event we choose to or are required to terminate our relationship with a customer securitization vehicle, we would be obligated to hold any associated derivatives until their maturity. We would no longer receive fees for providing services relating to the securitizations, as previously described.

U.S. Customer Securitization Vehicle

We sponsor a U.S. ABCP multi-seller vehicle that we consolidate under IFRS. This customer securitization vehicle assists our customers with the securitization of their assets to provide them with alternative sources of funding. The vehicle provides funding to diversified pools of portfolios through 57 (64 in 2011) individual securitization transactions with an average facility size of US$72.7 million. The size of the pools ranged from US$0.3 million to US$450 million at October 31, 2012. Residential mortgages classified as subprime or Alt-A comprise 0.2% of the portfolio. In the fourth quarter of 2012, the vehicle repaid its expected loss note, which had been held by a third party.

Approximately 62% of the vehicle’s commitments have been rated by Moody’s or S&P, and 67% of those are rated A or higher. The vehicle holds exposures secured by a variety of asset classes, including mid-market corporate loans, commercial real estate and auto loans.

The vehicle’s commitments involve reliance on collateral of which 1.85% has exposure related to Europe. Exposure to Germany is the largest component, at 0.52%. Exposure to Spain is 0.12%, and there is no exposure to Italy, Ireland, Greece or Portugal.

The vehicle had US$3.1 billion of commercial paper outstanding at October 31, 2012 (US$2.7 billion in 2011). The ABCP of the vehicle is rated A1 by S&P and P1 by Moody’s. BMO has not invested in the vehicle’s ABCP. BMO provides committed liquidity support facilities to the vehicle, totalling US$4.1 billion at October 31, 2012 (US$3.8 billion in 2011), of which none has been drawn upon.

Credit Protection Vehicle

We also sponsor Apex Trust (Apex), a Canadian special purpose vehicle that comprises nine tranches of diversified corporate credits, each of which has the benefit of first-loss protection. Three tranches matured in 2012 without loss. The nine remaining tranches have exposure to 377 corporate credits that are diversified by geographic region and industry. We consolidate Apex under IFRS. Approximately 71% of the corporate credits are rated investment grade (22% rated higher than BBB and 49% rated BBB) and 29% are rated below investment grade.

BMO Financial Group 195th Annual Report 2012	65

MANAGEMENT’S DISCUSSION AND ANALYSIS

The ratings outlook for the majority of the corporate credit exposures remained stable in 2012.

Apex has issued $2.2 billion of notes (Apex Notes) with remaining terms of one and four years. BMO has hedged its exposure to its holdings of Apex Notes. After giving effect to these hedges, BMO has no net exposure through the Apex Notes to realized credit losses in the tranches. In addition, a senior funding facility of $572 million has been made available to Apex to fund collateral calls arising from changes in mark-to-market values of the underlying credit default swaps (CDS), with BMO providing approximately $522 million of that facility. We have hedged the first $515 million of loss exposure on our committed $522 million exposure under the senior funding facility. The amount of the facility was reduced in 2012 by approximately $559 million due to the return of collateral to Apex following the maturation of three of its tranches. As at October 31, 2012 and 2011, no amounts had been advanced through BMO’s committed share of the senior facility.

BMO has entered into CDS contracts on the net notional positions in the structure with the swap counterparties and into offsetting swaps with the vehicle. As a result of these contracts, BMO has exposure to losses on the notional amount above the approximately $2.8 billion total aggregate amount of the Apex Notes and senior funding facility. Based on the notional values, approximately 14% matured in 2012, 50% will mature in 2013, 6% will mature in 2014 and the remainder in 2016.

Apex would incur realized credit losses only if defaults on the underlying corporate credits were to exceed the first-loss protection on a tranche. As detailed below, Apex’s positions benefit from substantial first-loss protection. There was minimal change in the levels of first-loss protection in 2011 and 2012 and the likelihood of loss is now considered low.

The nine tranches, which have a total net notional amount of $16.2 billion, are rated from B to AAA and have significant first-loss protection, ranging from 7.6% to 29.4% of the notional exposures, with a weighted average of 23.7%. The longest-dated tranche matures in 2016 and has first-loss protection of 28%. Given the hedges that are in place and the protection provided by third party noteholders, BMO has exposure to losses on the total notional amount only if losses exceed $2.8 billion.

The net notional exposure of Apex to issuers in Greece, Italy and Spain represented 0.6%, 0.9% and 1.1%, respectively, of its total notional exposure. There was net notional exposure to another seven of the countries that share the Euro currency, representing 11.7% of total notional exposure. The notional exposure to the remainder of Europe was 13.6% of total notional exposure. The bank is well protected as a result of both first-loss protection and hedges that are in place, as described above.

Structured Investment Vehicle

We have provided senior funding through a loan facility to a London-managed BMO structured investment vehicle (SIV), Links Finance Corporation (Links). We consolidate the SIV under IFRS and our exposure to potential losses in the SIV relates to the loan facility that was put in place in order to fund the repayment of its senior notes. In the second quarter of 2012, our other SIV, Parkland Finance Corporation, sold its remaining assets, fully repaid its BMO senior funding facility and distributed the remaining proceeds to its capital noteholders.

The senior-ranked support we provide for the funding of Links through the BMO loan facility permits the SIV to continue the strategy of selling assets in an orderly and value-sensitive manner. At October 31, 2012, amounts drawn on the facility totalled US$1.4 billion (US$2.6 billion in 2011). The loan facility totalled US$1.5 billion. Advances under the loan facility rank ahead of the SIV’s subordinated capital notes. We anticipate that the SIV will continue the strategy of selling assets in an orderly manner based upon market conditions and regulatory requirements. The total amount drawn under the loan facility is primarily affected by the pace and price of asset sales and asset maturities. Amounts funded are expected to decrease from current levels based on these factors. We expect asset maturities and redemptions of US$239 million in 2013 and US$162 million in 2014.

The par value of the assets held by Links totalled US$2.0 billion (US$3.3 billion in 2011) at year end. The market value of the assets held by Links, including hedges and cash equivalents, totalled US$1.6 billion (US$2.6 billion in 2011) and those assets are included in our consolidated balance sheet along with the liability for the outstanding capital notes. During 2012, there were maturities and repayments of assets totalling US$383 million, as well as asset sales of US$955 million. The SIV’s capital noteholders will continue to bear the economic risk from actual losses up to the full amount of their investments. The book value of the Links subordinated capital notes at October 31, 2012, was US$365 million. During fiscal 2012, Links repurchased US$90 million of capital notes at a discount to the par value of the notes funded by the sale of a portion of Links underlying assets that were representative of the credit quality of the portfolio as a whole. BMO believes that the first-loss protection provided by the subordinated capital notes of the SIV continues to exceed future expected losses.

Approximately 21% of Links’ debt securities are rated Aa3 or better by Moody’s (35% in 2011), with 71% rated investment grade (87% in 2011). Approximately 15% are rated AA- or better by S&P (27% in 2011), with 81% rated investment grade (89% in 2011). Links holds a portfolio of debt securities, including subordinated commercial bank debt (48%), collateralized bond obligations and collateralized loan obligations with underlying assets that are primarily corporate obligations (5%), residential mortgage-backed securities (18%) and commercial mortgage-backed securities (7%).

Links has 61% of its assets invested in the United States and 39% in Europe. Links has European exposures but has no direct credit exposure to issuers in Greece, Ireland, Italy, Portugal or Spain. Indirect exposure to issuers in these countries through the SIV’s collateralized bond and collateralized loan investments was minimal at October 31, 2012. The SIV’s par value exposure to issuers in the Eurozone countries was $275 million, of which 36% were in France, 62% in the Netherlands, and 2% in Germany, of which $269 million was in the form of bank subordinated debt. Almost all of this debt was rated investment grade by both Moody’s and S&P. The SIV’s par value exposure to issuers in the remaining European countries was $414 million, of which 84% was in the United Kingdom, 8% in Switzerland, and 8% in Denmark. Approximately $262 million was in the form of bank subordinated debt, of which approximately 20% was rated investment grade by both Moody’s and S&P.

Exposure to Other Select Financial Instruments, including Collateralized Debt Obligations (CDOs) and Collateralized Loan Obligations (CLOs)

BMO’s trading and available-for-sale portfolios contain CLOs and CDOs, all of which are in run-off mode. The underlying securities consist of a wide range of corporate assets. Unhedged exposures to CLOs totalled $347 million and had credit ratings of AA- to AAA at year end. Hedged CLO exposures of $890 million had a carrying value of $862 million at year end, with $28 million recoverable on associated hedges with a monoline insurer that is rated AA+ by S&P. The unhedged interest held in CDO exposures was minimal, with a $13 million carrying value. There were no hedged CDO exposures at year end.

The portfolio also contains CDS transactions referencing CDO instruments where we do not hold the underlying derivative asset. At October 31, 2012, we had CDS protection outstanding on a notional amount of $0.5 billion. In the first quarter of 2012, this contract was terminated at an insignificant loss. We have purchased credit protection on a notional amount of $1.5 billion, which had a carrying value of $0.3 million at year end.

Caution

This Select Financial Instruments section contains forward-looking statements. Please see the Caution Regarding Forward Looking Statements.

66	BMO Financial Group 195th Annual Report 2012

Select Geographic Exposures

BMO’s geographic exposure is subject to a country risk management framework that incorporates economic and political assessments, and management of exposure within limits based on product, entity and the country of ultimate risk. We closely monitor our European exposure, and our risk management processes incorporate stress tests where appropriate to assess our potential risk. Our exposure to select countries of interest, as at October 31, 2012, is set out in the tables that follow, which summarize our exposure to Greece, Ireland, Italy, Portugal and Spain (GIIPS) along with a broader group of countries of interest in Europe where our gross exposure is greater than $500 million.

The first table outlines total gross and net portfolio exposures for lending, securities (inclusive of credit exposures arising from credit default swap (CDS) activity), repo-style transactions and derivatives. These totals are further broken down by counterparty type in Tables 20 to 22 on pages 112 and 113. For greater clarity, CDS exposure by counterparty is detailed separately in the second table that follows.

BMO’s direct exposures to GIIPS are primarily to banks for trade finance and trading products. Net exposures remain modest at $83 million, as well as $47 million of unfunded commitments. In addition, our Irish subsidiary is required to maintain reserves with the Irish Central Bank. These totalled $89 million as at October 31, 2012.

Our net direct exposure to the other Eurozone countries (the other 12 countries that share the common euro currency) totalled approximately $4.0 billion, of which 71% was to counterparties in countries with a rating of Aaa/AAA by both Moody’s and S&P, with approximately 99% rated Aaa/AAA by one of the two rating agencies. Our net direct exposure to the rest of Europe totalled approximately $3.8 billion, of which 93% was to counterparties in countries with a Moody’s/S&P rating of Aaa/AAA. A significant majority of our sovereign exposure consists of tradeable cash products, while exposure related to banks was comprised of trading instruments, short-term debt, derivative positions and letters of credit and guarantees.

In addition to the exposures shown in the table, we have exposure to European supranational institutions totalling $0.49 billion, predominantly in the form of tradeable cash products.

BMO also has indirect exposure to entities in a number of European countries through our credit protection vehicle, U.S. customer securitization vehicle and structured investment vehicle. These exposures are not included in the tables due to the credit protection incorporated in their structures. BMO has direct exposure to those credit structures, which in turn have exposures to loans or securities originated by entities in Europe. As noted on pages 65 and 66 in the Credit Protection Vehicle and Structured Investment Vehicle sections, these structures all have first-loss protection and hedges are in place for our credit protection vehicle.

The notional exposure held in our credit protection vehicle to issuers in Greece, Italy and Spain represented 0.6%, 0.9% and 1.1%, respectively, of its total notional exposure. The credit protection vehicle had notional exposure to seven of the other 12 countries that share the euro currency. This exposure represented 11.7% of total notional exposure, of which 81.5% was rated investment grade by S&P (73.4%

by Moody’s). The notional exposure to the rest of Europe was 13.6% of total notional exposure, with 66.9% rated investment grade by S&P (61.3% by Moody’s). BMO is well protected as a result of both first-loss protection and hedges that are in place.

BMO has exposure to GIIPS and other European countries through our U.S. customer securitization vehicle, which has commitments that involve reliance on collateral of which 1.85% represents loans or securities originated by entities in Europe. At year end, exposure to Germany was the largest component at 0.52%. Exposure to Spain was approximately 0.12%, and there was no exposure to Italy, Ireland, Greece or Portugal.

The structured investment vehicle’s par value exposure to entities in European countries totalled $689 million at October 31, 2012, of which $0.1 million was exposure to GIIPS, $275 million to the other Eurozone countries and $414 million to the rest of Europe. The largest exposures included the United Kingdom at $348 million and the Netherlands at $171 million. These amounts included exposure through collateralized bond obligation (CBO) and collateralized loan obligation (CLO) investments and residential mortgage-backed securities, which have credit exposures to borrowers or issuers operating in Europe.

BMO’s indirect exposure to Europe in the form of euro-denominated collateral to support trading activity was €538 million in securities issued by entities in European countries, of which €56 million was held in securities related to GIIPS and €247 million was in German securities. In addition, €276 million of cash collateral was also held at October 31, 2012.

Indirect exposure by way of guarantees from entities in European countries totalled $427 million, of which $3 million was exposure to GIIPS, $203 million to the other Eurozone countries and $221 million to the rest of Europe. Indirect exposure is managed through our credit risk management framework, with a robust assessment of each counterparty. Reliance may be placed on collateral or guarantees as part of specific product structures, such as repurchase agreements.

BMO’s CDS exposures in Europe are also outlined in the second table that follows. As part of our credit risk management framework, purchased CDS risk is controlled through a regularly reviewed list of approved counterparties. The majority of CDS exposures are offsetting in nature, typically contain matched contractual terms and are attributable to legacy credit trading strategies that have been in run-off mode since 2008. Maturity mismatches in the run-off portfolio are not material, and where they exist, the purchased credit protection generally extends beyond the maturity date of the offsetting bond or CDS contract. There is one exception where the purchased protection expires prior to the maturity of the offsetting sold protection contract, and for this exception the credit exposure is not material and extends for less than one month. This exposure is outside of the GIIPS countries and has been netted in the table. In addition, one European exposure totalling €30 million of sold protection is hedged on a proxy basis. The credit benefit realized through the proxy hedge has not been netted in the table. Of this exposure, all reference obligations are outside of the GIIPS countries.

BMO Financial Group 195th Annual Report 2012	67

MANAGEMENT’S DISCUSSION AND ANALYSIS

European Exposure by Country and Counterparty (7) (Canadian $ in millions)

As at October 31, 2012	Lending (1)		Securities (2)		Repo-style transactions (3)		Derivatives (4)		Total
Country	Commitments	Funded	Gross	Net	Gross	Net of collateral	Gross	Net of collateral	Gross	Net
GIIPS
Greece	–	–	–	–	–	–	–	–	–	–
Ireland (5)	–	–	25	–	128	3	56	1	209	4
Italy	–	–	209	–	114	5	5	2	328	7
Portugal	47	–	125	–	–	–	1	–	173	–
Spain	69	69	141	–	–	–	7	3	217	72
Total – GIIPS	116	69	500	–	242	8	69	6	927	83
Eurozone (excluding GIIPS)
France	39	39	847	707	1,693	3	344	44	2,923	793
Germany	180	143	1,874	1,511	1,055	5	84	14	3,193	1,673
Netherlands	274	158	597	532	998	2	92	9	1,961	701
Other (6)	441	268	756	556	–	–	80	9	1,277	833
Total – Eurozone (excluding GIIPS)	934	608	4,074	3,306	3,746	10	600	76	9,354	4,000
Rest of Europe
Denmark	4	4	1,165	1,164	195	–	4	4	1,368	1,172
Norway	7	7	1,030	1,030	180	–	19	19	1,236	1,056
Sweden	58	25	242	205	295	–	1	1	596	231
Switzerland	375	366	45	–	280	7	13	13	713	386
United Kingdom	473	264	715	372	3,036	8	431	89	4,655	733
Other (6)	250	250	514	–	–	–	–	–	764	250
Total rest of Europe	1,167	916	3,711	2,771	3,986	15	468	126	9,332	3,828
Total all of Europe	2,217	1,593	8,285	6,077	7,974	33	1,137	208	19,613	7,911

Note: Further breakdown by country and counterparty provided in Tables 20 to 22 on pages 112 to 113.

(1)	Lending includes loans and trade finance. Amounts are net of write-offs and gross of specific allowances, both of which are not considered material.
(2)	Securities includes cash products, insurance investments and traded credit. Gross traded credit includes only the long positions and excludes off-setting short positions.
(3)	Repo-style transactions are all with bank counterparties.
(4)	Derivatives amounts are marked-to-market, incorporating transaction netting and, for counterparties where a Credit Support Annex is in effect, collateral offsets.
Derivative replacement risk, net of collateral, for all of Europe is approximately $2.9 billion.
(5)	Does not include our Irish subsidiary’s reserves with the Irish Central Bank of $89 million.
(6)	Includes countries with less than $500 million in gross exposure. Other Eurozone includes exposures to Austria, Belgium, Finland, Luxembourg, Slovakia and Slovenia.
Other Europe includes exposures to Croatia, Czech Republic, Hungary, Iceland, Poland and the Russian Federation.
(7)	BMO also has exposure to entities in a number of European countries through our credit protection vehicle, U.S. customer securitization vehicle and structured investment vehicle. These exposures are not included in the table due to credit protection incorporated in their structures.

Credit Default Swaps by Country and Credit Quality (Canadian $ in millions)

As at October 31, 2012	Fair value					Notional
	Purchased		Written			Purchased			Written
Country	Investment grade	Non-investment grade	Investment grade	Non-investment grade	Total exposure	Investment grade	Non-investment grade	Total	Investment grade	Non-investment grade	Total	Total exposure
GIIPS
Greece	–	–	–	–	–	–	–	–	–	–	–	–
Ireland	2	–	(2)	–	–	(25)	–	(25)	25	–	25	–
Italy	6	–	(7)	–	(1)	(216)	–	(216)	216	–	216	–
Portugal	15	–	(15)	–	–	(125)	–	(125)	125	–	125	–
Spain	7	–	(7)	–	–	(151)	–	(151)	145	5	150	(1)
Total – GIIPS	30	–	(31)	–	(1)	(517)	–	(517)	511	5	516	(1)
Eurozone (excluding GIIPS)
France	–	–	–	–	–	(206)	–	(206)	179	–	179	(27)
Germany	–	–	–	–	–	(547)	–	(547)	510	–	510	(37)
Netherlands	–	–	–	–	–	(75)	–	(75)	57	13	70	(5)
Other (6)	(1)	–	1	–	–	(213)	–	(213)	252	–	252	39
Total – Eurozone (excluding GIIPS)	(1)	–	1	–	–	(1,041)	–	(1,041)	998	13	1,011	(30)
Rest of Europe
Denmark	–	–	–	–	–	(10)	–	(10)	10	–	10	–
Norway	–	–	–	–	–	–	–	–	–	–	–	–
Sweden	–	–	1	–	1	(40)	–	(40)	40	–	40	–
United Kingdom	4	–	(2)	–	2	(397)	–	(397)	372	13	385	(12)
Other (6)	(2)	–	–	–	(2)	(826)	(25)	(851)	631	7	638	(213)
Total rest of Europe	2	–	(1)	–	1	(1,273)	(25)	(1,298)	1,053	20	1,073	(225)
Total all of Europe	31	–	(31)	–	–	(2,831)	(25)	(2,856)	2,562	38	2,600	(256)

Refer to footnotes on the above table.

–	All purchased and written exposures are with bank counterparties.

–	32% of purchased and 37% of written CDS exposure is subject to complete restructuring trigger events (full restructuring). Under the terms of these contracts, any restructuring event qualifies as a credit event and any bond of maturity up to 30 years is deliverable against the contract.

–	68% of purchased and 62% of written CDS exposure is subject to modified-modified restructuring trigger events. Under the terms of these contracts, restructuring agreements count as a credit event; however, the deliverable obligation against the contract is limited to a maturity limit of 60 months for restructured obligations and 30 months for all other obligations.

–	Table excludes $26 million of Itraxx CDS Index purchased protection. The index is comprised equally of 25 constituent names in the following regions: GIIPS (16%), Eurozone (excluding GIIPS) (44%) and rest of Europe (40%).

68	BMO Financial Group 195th Annual Report 2012

U.S. Regulatory Developments

On July 21, 2010, U.S. President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Dodd-Frank Act). The Dodd-Frank Act is broad in scope and the reforms include heightened consumer protection, regulation of the over-the-counter derivatives markets, restrictions on proprietary trading and sponsorship of private investment funds by banks (referred to as the Volcker Rule), imposition of heightened prudential standards and broader application of leverage and risk-based capital requirements. The reforms also include greater supervision of systemically significant payment, clearing or settlement systems, restrictions on interchange fees, and the creation of a new financial stability oversight council of regulators with the objective of increasing stability by monitoring systemic risks posed by financial services companies and their activities. Many provisions of the Dodd-Frank Act continue to be subject to rulemaking and will take effect over several years, making it difficult to anticipate at this time the overall impact on BMO or the financial services industry as a whole. As rulemaking evolves, we are continually monitoring developments to ensure we are well-positioned to respond to and implement any required changes. We anticipate an increase in regulatory compliance costs, and will be focused on managing the complexity and breadth of the regulatory changes.

The U.S. federal banking agencies, the Securities and Exchange Commission and the Commodity Futures Trading Commission have issued proposed rules to implement the Volcker Rule, which prohibits banking entities and their affiliates from certain proprietary trading and specified relationships with hedge funds and private equity funds. The agencies confirmed that banking entities have two years from July 21, 2012, to conform all of their activities and investments, or longer if the period is extended. Banking entities are expected to engage in good-faith planning efforts and work toward compliance during this period.

In addition, under the Dodd-Frank Act, over-the-counter derivatives will be subject to a comprehensive regulatory regime. Certain derivatives will be required to be centrally cleared or traded on an exchange. Registration, reporting and business conduct requirements in respect of derivatives have been finalized and are expected to become effective in January 2013. Capital and margin requirements relating to derivatives are currently being reviewed by U.S. and international regulators.

Regulators in the United States are very active on a number of fronts, including consumer protection, capital markets activities, anti-money laundering, and oversight and strengthening of risk management.

The Board of Governors of the Federal Reserve System (FRB) has issued for comment a proposed rulemaking (the Proposed Rule) that would implement the Dodd-Frank Act’s enhanced prudential standards and early remediation requirements. The Proposed Rule would establish new requirements relating to risk-based capital, leverage limits, liquidity standards, risk-management frameworks, concentration and credit exposure limits, resolution planning and credit exposure reporting. If implemented in its current form, the Proposed Rule would apply to

BMO’s U.S. bank holding company subsidiary but not to BMO. The FRB has indicated that it intends to propose later this year a rule designed specifically for the top level of foreign-domiciled bank holding companies, such as BMO.

BMO is currently assessing and preparing for the impact of these proposed rules on its operations.

As a bank holding company with more than $50 billion in assets, our U.S. subsidiary BMO Financial Corp. (BFC), along with its wholly-owned subsidiary, BMO Harris Bank (BHB), are subject to the FRB’s Capital Plan Review (CapPR) rules and process. The CapPR rules require BFC and BHB to participate in an annual stress test exercise conducted by the FRB and to submit an annual capital plan to the FRB. Among other things, the capital plan must show the bank is able to maintain a CET1 of 5% or more after completing its planned capital actions and evaluating its capital levels under a firm-developed severely adverse scenario and a supervisory-prescribed severely adverse scenario. Pursuant to FRB CapPR requirements, BFC submitted a three-year capital plan to the FRB in January 2012. The FRB informed BFC in March 2012 that it completed its 2012 Capital Plan Review and it did not object to the proposed capital actions contained in BFC’s 2012 capital plan.

Under CapPR, BFC and BHB are required to submit a 2013 capital plan in January 2013. Unlike banks subject to the Federal Reserve’s Comprehensive Capital Analysis and Review (CCAR) process, the stress test results of CapPR banks will not be disclosed. However, similar to CCAR banks, the capital plan of BFC and other CapPR banks will be subject to supervisory review and a decision on whether the capital actions contained in that 2013 plan are approved is expected by March 31, 2013. It is expected that CapPR banks such as BFC will be required to follow the CCAR process commencing in fiscal 2014. BFC and BHB are well capitalized – they expect that their 2013 capital plan will meet the CapPR requirements and that they are well-positioned to satisfy the capital planning and stress testing requirements which the FRB currently proposes will apply to them in the future.

In June 2012, U.S. regulators proposed rules with broad and comprehensive changes to U.S. capital requirements, including with regards to the implementation of Basel III. The proposed rules were to become effective on January 1, 2013, but in November 2012, U.S. regulators advised that in light of the volume of comments received and the divergent views those comments reflected, they did not expect that any of the Proposed Rules would become effective on the date originally anticipated. They have not indicated when such rules might be expected to become final or will be effective. BFC currently anticipates that it will be subject to the rules on Basel III capital and the standardized approach to risk weighting assets when they are implemented. BFC is well positioned to meet the rules as currently proposed; it is currently preparing to implement such rules and will assess any required changes when final rules are issued.

Caution

This U.S. Regulatory Developments section contains forward-looking statements.

Please see the Caution Regarding Forward-Looking Statements.

BMO Financial Group 195th Annual Report 2012	69

MANAGEMENT’S DISCUSSION AND ANALYSIS

Off-Balance Sheet Arrangements

BMO enters into a number of off-balance sheet arrangements in the normal course of operations.

Credit Instruments

In order to meet the financial needs of our clients, we use a variety of off-balance sheet credit instruments. These include guarantees and standby letters of credit, which represent our obligation to make payments to third parties on behalf of a customer if the customer is unable to make the required payments or meet other contractual requirements. We also write documentary and commercial letters of credit, which represent our agreement to honour drafts presented by a third party upon completion of specified activities. Commitments to extend credit are off-balance sheet arrangements that represent our commitment to customers to grant them credit in the form of loans or other financings for specific amounts and maturities, subject to meeting certain conditions.

There are a large number of credit instruments outstanding at any time. Our customers are broadly diversified and we do not anticipate events or conditions that would cause a significant number of our customers to fail to perform in accordance with the terms of the contracts. We use our credit adjudication process in deciding whether to enter into these arrangements, just as we do when extending credit in the form of a loan. We monitor off-balance sheet instruments to avoid undue concentrations in any geographic region or industry.

The maximum amount payable by BMO in relation to these credit instruments was approximately $74 billion at October 31, 2012 ($76 billion in 2011). However, this amount is not representative of our likely credit exposure or liquidity requirements for these instruments, as it does not take into account customer behaviour, which suggests that only a portion will utilize the facilities related to these instruments. It also does not take into account any amounts that could be recovered under recourse or collateralization provisions. Further information on these instruments can be found in Note 5 on page 134 of the financial statements.

For the credit commitments outlined in the preceding paragraphs, in the absence of an event that triggers a default, early termination by BMO may result in a breach of contract.

Special Purpose Entities (SPEs)

Our interests in SPEs are discussed primarily on pages 65 and 66 in the BMO-Sponsored Securitization Vehicles and Structured Investment Vehicle sections and in Note 9 on pages 139 and 140 of the financial statements. Under IFRS, we consolidate all of our SPEs and capital and funding trusts, except for certain Canadian customer securitization and structured finance vehicles.

Guarantees

Guarantees include contracts under which we may be required to make payments to a counterparty based on changes in the value of an asset, liability or equity security that the counterparty holds. Contracts under which we may be required to make payments if a third party does not perform according to the terms of a contract and contracts under which we provide indirect guarantees of indebtedness are also considered guarantees. In the normal course of business, we enter into a variety of guarantees, including standby letters of credit, backstop and other liquidity facilities and derivatives contracts or instruments (including, but not limited to, credit default swaps and written options), as well as indemnification agreements.

The maximum amount payable by BMO in relation to these guarantees was $40 billion at October 31, 2012 ($50 billion in 2011). However, this amount is not representative of our likely exposure, as it does not take into account customer behaviour, which suggests that only a portion of the guarantees will require payment. It also does not take into account any amounts that could be recovered through recourse and collateral provisions.

For a more detailed discussion of these agreements, please see Note 7 on page 137 of the financial statements.

Critical Accounting Estimates

The most significant assets and liabilities for which we must make estimates include: allowance for credit losses; consolidation of special purpose entities; purchased loans; acquired deposits; impairment of assets other than loans; pension and other employee future benefits; fair value of financial instruments; goodwill and intangible assets; insurance-related liabilities; income taxes; and contingent liabilities. We make judgments in assessing whether substantially all risks and rewards have been transferred in respect of transfers of financial assets and whether we control SPEs. These judgments are discussed in Notes 8 and 9, respectively. Note 29 discusses the judgments made in determining the fair value of financial instruments. If actual results differ from the estimates, the impact would be recorded in future periods. We have established detailed policies and control procedures that are intended to ensure the judgments we make in determining the estimates are well controlled, independently reviewed and consistently applied from period to period. We believe that our estimates of the value of BMO’s assets and liabilities are appropriate.

For a more detailed discussion of the use of estimates, please see Note 1 on page 124 of the financial statements.

Allowance for Credit Losses

One of our key performance measures is the provision for credit losses as a percentage of average net loans and acceptances. Over the past 10 years, for our Canadian peer group, the average annual ratio has ranged from a high of 0.90% in 2009 to a low of 0.10% in 2004.

This ratio varies with changes in the economy and credit conditions. If we were to apply these high and low ratios to average net loans and acceptances in 2012, our provision for credit losses would range from $2,227 million to $247 million. Our provision for credit losses in 2012 was $765 million.

Additional information on the process and methodology for determining the allowance for credit losses can be found in the discussion of credit risk on page 80 as well as in Note 4 on page 131 of the financial statements.

Purchased Loans

Significant judgment and assumptions were applied to determine the fair value of the Marshall & Ilsley Corporation (M&I) loan portfolio. Loans are either purchased performing loans or purchased credit impaired loans (PCI loans), both of which are recorded at fair value at the time of acquisition. Determining fair value involves estimating the expected cash flows to be received and determining the discount rate applied to the cash flows from the loan portfolio. PCI loans are those where the timely collection of principal and interest was no longer reasonably assured as at the date of acquisition. We regularly evaluate what we expect to collect on PCI loans. Assessing the timing and amount of cash flows requires significant management judgment regarding key assumptions, including the probability of default, severity of loss, timing of payment receipts and the valuation of collateral. All of these factors

70	BMO Financial Group 195th Annual Report 2012

are inherently subjective and can result in significant changes in the cash flow estimates over the life of a loan.

The purchased performing loans are subject to the credit review processes applied to loans we originate.

Acquired Deposits

M&I deposit liabilities were recorded at fair value at acquisition. The determination of fair value involves estimating the expected cash flows to be paid and determining the discount rate applied to the cash flows. The timing and amount of cash flows involve significant management judgment regarding the likelihood of early redemption by us and the timing of withdrawal by the client. Discount rates were based on the prevailing rates we were paying on similar deposits at the date of acquisition.

Financial Instruments Measured at Fair Value

BMO records securities and derivatives at their fair value, and certain liabilities are designated at fair value. Fair value represents our estimate of the amount we would receive, or would have to pay in the case of a derivative liability, in a current transaction between willing parties. We employ a fair value hierarchy to categorize the inputs we use in valuation techniques to measure fair value. The extent of our use of quoted market prices (Level 1), internal models using observable market information (Level 2) and internal models without observable market information (Level 3) in the valuation of securities, derivative assets and derivative liabilities as at October 31, 2012, as well as a sensitivity analysis of our Level 3 financial instruments, is disclosed in Note 29 on page 170 of the financial statements.

Valuation models use general assumptions and market data, and therefore do not reflect the specific risks and other factors that would affect a particular instrument’s fair value. As a result, we incorporate certain adjustments when using internal models to establish fair values. These fair value adjustments take into account the estimated impact of credit risk, liquidity risk, valuation considerations, administrative costs and closeout costs. For example, the credit risk adjustment for derivative financial instruments incorporates credit risk into our determination of fair values by taking into account factors such as the counterparty’s credit rating, the duration of the instrument and changes in credit spreads.

Valuation Product Control (VPC), a group independent of the trading lines of business, verifies the fair values at which financial instruments are recorded. For instruments that are valued using models, VPC identifies situations where valuation adjustments must be made to the model estimates to arrive at fair value.

The methodologies used for calculating these adjustments are reviewed on an ongoing basis to ensure that they remain appropriate. Significant changes in methodologies are made only when we believe that the change will result in better estimates of fair value.

Valuation Adjustments ($ millions)

As at October 31	2012	2011
Credit risk	110	134
Liquidity risk	28	21
Administrative costs	11	10
Other	3	60
	152	225

Valuation adjustments made to model estimates to arrive at fair value were lower in 2012. The decrease in the adjustment for credit risk was due to narrower relative credit spreads between our counterparties and BMO. The decrease in Other was due to better alignment between the valuations performed by traders and the independent valuations performed by the Valuations Product Group.

Consolidation of Special Purpose Entities

In the normal course of business, BMO enters into arrangements with special purpose entities (SPEs). We are required to consolidate SPEs if we determine that we control the SPEs.

We control the vehicle and therefore we consolidate its results when the activities of the SPE are being conducted on our behalf and we receive the benefits, when we have the decision making power or we retain the residual or ownership risks related to the SPE or its assets.

Additional information concerning BMO’s involvement with special purpose entities is included on pages 70 and 71 as well as in Note 9 on page 139 of the financial statements.

Pension and Other Employee Future Benefits

BMO’s pension and other employee future benefits expense is calculated by our independent actuaries using assumptions determined by management. If actual experience differs from the assumptions used, pension and other employee future benefits expense could increase or decrease in future years. The expected rate of return on plan assets is a management estimate that significantly affects the calculation of pension expense. Our expected rate of return on plan assets is determined using the plan’s target asset allocation and estimated rates of return for each asset class. Estimated rates of return are based on expected returns from fixed-income securities, which take into consideration bond yields. An equity risk premium is then applied to estimate equity returns. Expected returns from other asset classes are established to reflect the risks of these asset classes relative to fixed-income and equity assets. The impact of changes in expected rates of return on plan assets is not significant for our other employee future benefits expense since only small amounts of assets are held in these plans.

Pension and other employee future benefits expense and obligations are also sensitive to changes in discount rates. We determine discount rates at each year end for our Canadian and U.S. plans using high-quality corporate bonds with terms matching the plans’ specific cash flows.

Additional information regarding our accounting for pension and other employee future benefits, including a sensitivity analysis for key assumptions, is included in Note 23 on page 160 of the financial statements.

Impairment

We have investments in securities issued or guaranteed by Canadian or U.S. governments, corporate debt and equity securities, mortgage-backed securities and collateralized mortgage obligations, which are classified as available-for-sale securities or as held-to-maturity securities. We review held-to-maturity, available-for-sale and other securities at each quarter-end reporting period to identify and evaluate investments that show indications of possible impairment. An investment is considered impaired if there is objective evidence that the estimated future cash flows will be reduced and the impact can be reliably measured. We consider evidence such as delinquency or default, bankruptcy, restructuring or the absence of an active market. The decision to record a write-down, its amount and the period in which it is recorded could change if management’s assessment of those factors were different. We do not record impairment write-downs on debt securities when impairment is due to changes in market interest rates, since we expect to realize the full value of these investments by holding them until maturity or until they recover in value.

At the end of 2012, there were total unrealized losses of $86 million on securities for which cost exceeded fair value and an impairment write-down had not been recorded. Of this amount, $5 million related to securities for which cost had exceeded fair value for 12 months or more. These unrealized losses resulted from increases in market interest rates and not from deterioration in the creditworthiness of the issuer.

BMO Financial Group 195th Annual Report 2012	71

MANAGEMENT’S DISCUSSION AND ANALYSIS

Additional information regarding our accounting for available-for-sale securities and other securities and the determination of fair value is included in Note 3 on page 127 of the financial statements.

Income Tax-Related

The provision for income taxes is calculated based on the expected tax treatment of transactions recorded in our Consolidated Statements of Income or Changes in Shareholders’ Equity. In determining the provision for income taxes, we interpret tax legislation in a variety of jurisdictions and make assumptions about the expected timing of the reversal of deferred tax assets and liabilities. If our interpretations differ from those of tax authorities or if the timing of reversals is not as expected, our provision for income taxes could increase or decrease in future periods. The amount of any such increase or decrease cannot be reasonably estimated.

Public discussions regarding the U.S. fiscal situation suggest it is possible that corporate income tax rates may be reduced during BMO’s fiscal year ending October 31, 2013. If corporate tax rates were to be reduced, this would result in a reduction of the deferred tax asset and a charge to the provision for income taxes. A 1% reduction in the U.S. federal corporate tax rate would result in a decrease in our deferred tax asset of approximately $60 million and a corresponding reduction in net income. Any reduction in the U.S. federal tax rate would be expected to increase net income from our U.S. operations in future periods.

Additional information regarding our accounting for income taxes is included in Note 24 on page 164 of the financial statements.

Goodwill and Intangible Assets

Goodwill is assessed for impairment at least annually. This assessment includes a comparison of the carrying value and the recoverable amount of each group of businesses to verify that the recoverable amount of the group is greater than its carrying value. If the carrying value were to exceed the recoverable amount of the group, a more detailed goodwill impairment assessment would have to be undertaken. The recoverable amount of an asset is the higher of its fair value less costs to sell, and its value in use. Fair value less costs to sell was used to perform the impairment test in 2012 and 2011. In determining fair value less costs to sell, we employ a discounted cash flow model, consistent with that used when we acquire businesses. This model is dependent on assumptions related to revenue growth, discount rates, synergies achieved on acquisition and the availability of comparable acquisition data. Changes in each of these assumptions would affect the determination of fair value for each of the business units in a different manner. Management must exercise judgment and make assumptions in determining fair value, and differences in judgments and assumptions could affect the determination of fair value and any resulting impairment write-down. At October 31, 2012, the estimated fair value of each of our groups of businesses was greater than its carrying value.

Intangible assets are amortized to income on either a straight-line or an accelerated basis over a period not exceeding 15 years, depending on the nature of the asset. There are no intangible assets with indefinite lives. We test intangible assets for impairment when circumstances indicate the carrying value may not be recoverable. No such impairment was identified for the years ended October 31, 2012, 2011 and 2010.

Additional information regarding the composition of goodwill and intangible assets is included in Note 13 on page 149 of the financial statements.

Insurance-Related Liabilities

Insurance claims and policy benefit liabilities represent current claims and estimates for future insurance policy benefits. Liabilities for life insurance contracts are determined using the Canadian Asset Liability Method, which incorporates best-estimate assumptions for mortality, morbidity, policy lapses, surrenders, future investment yields, policy dividends, administration costs and margins for adverse deviation. These assumptions are reviewed at least annually and updated to reflect actual experience and market conditions. The most significant impact on the valuation of a liability results from a change in the assumption for future investment yields. Future investment yields may be sensitive to variations in reinvestment interest rates and accordingly may affect the valuation of policy benefit liabilities. If the assumed yield were to increase by one percentage point, net income would increase by approximately $94 million. A reduction of one percentage point would lower net income by approximately $74 million.

Contingent Liabilities

BMO and its subsidiaries are involved in various legal actions in the ordinary course of business.

Provisions are recorded at the best estimate of the amount required to settle the obligation related to these legal actions as at the balance sheet date, taking into account the risks and uncertainties surrounding the obligation. Management and internal and external experts are involved in estimating any amounts involved. The actual costs of resolving these claims may be substantially higher or lower than the amount of the provisions.

Additional information regarding provisions is provided in Note 28 on page 169 of the financial statements.

Caution

This Critical Accounting Estimates section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

72	BMO Financial Group 195th Annual Report 2012

Changes in Accounting Policies in 2012

Fiscal 2012 was our first year of preparing BMO’s consolidated financial statements in accordance with International Financial Reporting Standards (IFRS). Significant accounting policies under IFRS are described in Note 1 on page 124 of the financial statements, together with a discussion of certain accounting estimates that are considered particularly important as they require management to make significant judgments, some of which relate to matters that are inherently uncertain. Readers are encouraged to review that discussion. The consolidated financial statements for comparative periods have been restated to conform to the current presentation. Our consolidated financial statements were previously prepared in accordance with Canadian GAAP as defined at that time. Changes in accounting policies that are a result of conforming to IFRS are described more fully in Note 30 on page 177 of the financial statements.

Future Changes in Accounting Policies

Employee Benefits

The International Accounting Standards Board (IASB) has revised the standard for employee benefits. Actuarial gains and losses will be recognized immediately in other comprehensive income and may no longer be deferred and amortized. Under the revised standard, service costs and net investment income (expense), which is calculated by applying the discount rate to the net benefit asset (liability), will be recorded in income. As a result, a funding deficit will result in interest expense and a funding surplus will result in interest income, reflecting the financing effect of the amount owed to or by the plan. Under the existing standard, interest income could be earned on a plan with a funding deficit if the expected return on assets exceeded the interest cost on the benefit liability. This new standard is effective for our fiscal year beginning November 1, 2013. We are assessing the impact of this revised standard on our future financial results and on our capital ratios.

Fair Value Measurement

The IASB has issued a new standard for fair value measurement that provides a common definition of fair value and establishes a framework for measuring fair value. This new standard is effective for our fiscal year beginning November 1, 2013. We do not expect this new standard to have a significant impact on how we determine fair value.

Consolidated Financial Statements

The IASB has issued a new standard for consolidation that will replace the existing standard. This new standard provides a single consolidation model that identifies control as the basis for consolidation for all types of entities. This new standard is effective for our fiscal year beginning November 1, 2013. We are currently assessing the impact of this new standard on our future financial results.

Investments in Associates and Joint Ventures

The IASB issued a new standard on accounting for investments in joint ventures to require that they be accounted for using the equity method. The new standard is effective for our fiscal year beginning November 1, 2013. We do not expect this new standard to have a significant impact on our future financial results.

Offsetting Financial Assets and Financial Liabilities

The IASB has issued amendments to the standards for the classification and disclosure of financial instruments that clarify that an entity has a legally enforceable right to offset if that right is not contingent on a future event; and enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties. These amendments also contain new disclosure requirements for financial assets and financial liabilities that are offset in the statement of financial position or subject to master netting agreements or similar agreements. The disclosure amendments are effective for our fiscal year beginning November 1, 2013, and the classification amendments are effective for our fiscal year beginning November 1, 2014. We are currently assessing the impact of these amendments on our presentation and disclosure.

Disclosure of Interests in Other Entities

The IASB has issued a new standard for the disclosure requirements for all forms of interest in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. This new standard requires disclosure of the nature of, and risks associated with an entity’s interests in other entities and the effects of these interests on its financial position, financial performance and cash flows. This new standard is effective for our fiscal year beginning November 1, 2013. We are currently assessing the impact of this new standard on our future financial disclosures.

Financial Instruments

The IASB has released a new standard for the classification and measurement of financial assets and financial liabilities. This is the first phase of a three-phase project to replace the current standard for accounting for financial instruments. The new standard specifies that financial assets are measured at either amortized cost or fair value on the basis of the reporting entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial assets. The classification and measurement of financial liabilities remain generally unchanged; however, fair value changes attributable to changes in the credit risk for financial liabilities designated at fair value through profit or loss are to be recorded in other comprehensive income unless the change is offset in the income statement. The other phases of this project, which are currently under development, address impairment and hedge accounting. The IASB has deferred the effective date of this new standard for two years from the originally proposed effective date, which will make it effective for our fiscal year beginning November 1, 2015. We are currently assessing the impact of this new standard on our future financial results in conjunction with the completion of the other phases of the IASB’s financial instruments project.

Caution

This Future Changes in Accounting Policies section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

BMO Financial Group 195th Annual Report 2012	73

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Annual Report on Disclosure Controls and Procedures and Internal Control over Financial Reporting

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the President and Chief Executive Officer (CEO) and the Executive Vice-President and Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure.

An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures was conducted as at October 31, 2012, by BMO Financial Group’s management under the supervision of the CEO and the CFO. Based on this evaluation, the CEO and the CFO have concluded that, as at October 31, 2012, our disclosure controls and procedures, as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, and in the United States by Rule 13a-15(e) under the Securities Exchange Act of 1934 (the Exchange Act), are effective.

Internal Control over Financial Reporting

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with International Financial Reporting Standards (IFRS) and the requirements of the Securities and Exchange Commission (SEC) in the United States, as applicable. Management is responsible for establishing and maintaining adequate internal control over financial reporting for BMO Financial Group.

BMO’s internal control over financial reporting includes policies and procedures designed to provide reasonable assurance that: records are maintained in reasonable detail to accurately and fairly reflect the transactions and dispositions of the assets of BMO; transactions are recorded as necessary to permit preparation of the financial statements in accordance with IFRS and the requirements of the SEC in the United States, as applicable; receipts and expenditures of BMO are being made only in accordance with authorizations by management and directors of BMO; and unauthorized acquisition, use or disposition of BMO’s assets that could have a material effect on the financial statements are prevented or detected in a timely manner.

Because of its inherent limitations, internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

BMO Financial Group’s management, under the supervision of the CEO and the CFO, has evaluated the effectiveness of internal control over financial reporting using the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that internal control over financial reporting was effective as at October 31, 2012.

BMO Financial Group’s auditors, KPMG LLP (Shareholders’ Auditors), an independent registered public accounting firm, has issued an audit report on our internal control over financial reporting. This audit report appears on page 117.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting in fiscal 2012 that have materially affected, or are reasonably likely to materially affect, the adequacy and effectiveness of our internal control over financial reporting. The transition to IFRS did not materially change BMO’s internal control over financial reporting.

Shareholders’ Auditors’ Services and Fees

Pre-Approval Policies and Procedures

As part of BMO Financial Group’s corporate governance practices, the Board of Directors oversees the strict application of BMO’s corporate policy limiting the services provided by the Shareholders’ Auditors that are not related to their role as auditors. All services provided by the Shareholders’ Auditors are pre-approved by the Audit and Conduct Review Committee as they arise, or through an annual pre-approval of amounts for specific types of services. All services comply with our Auditor Independence Policy, as well as professional standards and securities regulations governing auditor independence.

Shareholders’ Auditors’ Fees

Aggregate fees paid to the Shareholders’ Auditors during the fiscal years ended October 31, 2012 and 2011 were as follows:

Fees ($ millions) (1)	2012	2011
Audit fees	15.8	13.8
Audit-related fees (2)	1.7	0.8
Tax fees	–	–
All other fees (3)	1.2	0.2
Total	18.7	14.8
(1)	The classification of fees is based on applicable Canadian securities laws and United States Securities and Exchange Commission definitions.
(2)	Audit-related fees for 2012 and 2011 relate to fees paid for accounting advice, specified procedures on our Proxy Circular and other specified procedures.
(3)	All other fees for 2012 and 2011 relate primarily to fees paid for reviews of compliance with regulatory requirements for financial information and reports on internal controls over services provided by various BMO Financial Group businesses. They also include costs of translation services.

74	BMO Financial Group 195th Annual Report 2012

Enterprise-Wide Risk Management

As a diversified financial services company active in banking, investment, insurance and wealth management services, we are exposed to a variety of risks that are inherent in carrying out our business activities. Having an integrated and disciplined approach to risk management is key to the success of our business. In order to achieve prudent and measured risk-taking that aligns with our business strategy, we are guided by a risk management framework that is embedded in our daily business activities and planning process. The Enterprise Risk and Portfolio Management (ER&PM) group develops our risk appetite, risk policies and limits, and provides independent review and oversight across the enterprise on risk-related issues.

“Putting our risk management principles into practice is crucial to our company’s risk culture. At BMO, all employees are accountable for their risk decisions.”

Surjit Rajpal

Executive Vice-President and Chief Risk Officer

BMO Financial Group

Strengths and Value Drivers

•	Unified and strong risk culture that is embedded across the enterprise.
•	Risk appetite that shapes business strategies and is integrated into our decision-making processes.
•	Independent risk management practices and oversight.
•	Robust risk management framework and disciplined approach that addresses risks throughout the organization.

Challenges

•	Increasing volume and complexity of regulatory requirements and expectations.
•	Continued volatility in global economic conditions, causing heightened marketplace uncertainty.
•	Intensifying competitive pressures.

Our Priorities

•	Sustain our strong risk culture across the enterprise, with continued focus on maintaining risk independence and effectiveness of our review and oversight.
•	Broaden and strengthen risk capabilities, including enhancing our stress testing functions to deliver better insights to both our risk and business groups.
•	Enhance our risk management infrastructure and technology platform to support increased capabilities and efficiency.
•	Manage regulatory risk effectively.
•	Strive to continuously improve our risk management function, ensuring consistency across the organization.

Our Path to Differentiation

•	Promote excellence in risk management as a defining characteristic of BMO, both internally and externally.
•	Within our independent oversight framework and the limits of our risk appetite, contribute to the enterprise’s customer focus.
•	Proactively benchmark our capabilities against risk management best practices.
•	Maintain a rigorous credit qualification process.
•	Foster a high-performance risk culture through educational training programs and rotational opportunities.
•	Provide leadership in the management of enterprise risk and emerging risk-related industry concerns.

Key Performance Indicators	2012		2011		2010
	BMO	Peer avg. (1)	BMO	Peer avg.	BMO	Peer avg.
Specific provisions for credit losses (PCL) as a % of average net loans and acceptances	0.31	0.36	0.52	0.40	0.61	0.54
Adjusted PCL as a % of average net loans and acceptances	0.21	0.36	0.54	0.40	0.61	0.54
Total PCL as a % of average net loans and acceptances	0.31	0.38	0.56	0.40	0.61	0.52

2010 based on CGAAP.

(1)	Calculated based on information available and estimates used.

Adjusted results in this Enterprise-Wide Risk Management section are non-GAAP and are discussed in the Non-GAAP Measures section on page 98.

Text and tables presented in a blue-tinted font in the Enterprise-Wide Risk Management section of the MD&A form an integral part of the 2012 annual consolidated financial statements. They present required disclosures as set out by the International Accounting Standards Board in IFRS 7 Financial Instruments – Disclosures, which permits cross-referencing between the notes to the financial statements and the MD&A. See Note 1 on page 124 and Note 6 on page 134 of the financial statements.

BMO Financial Group 195th Annual Report 2012	75

MANAGEMENT’S DISCUSSION AND ANALYSIS

2012 Group Objectives and Achievements

Enhance the risk management function and ensure consistent practice across the enterprise.

•	Executed a formalized risk practice benchmarking program to assess our processes, identify best practices and implement enhancements in select high-priority risk areas.
•	Expanded our risk management capabilities and frameworks in several areas, including enhancements to model risk and our stress testing program.
•	Made significant progress towards achieving certification under the Operational Risk Advanced Measurement Approach (AMA).
•	Focused on bringing more rigour to performance management and organizational design to increase productivity and streamline activities.

Continue to embed our strong risk culture across the enterprise, including our acquired businesses.

•	Developed and implemented risk appetite and performance metrics at the line of business level and integrated them into our strategic planning process.
•	Reinforced our risk independence and our three-lines-of-defence approach to managing risk across the enterprise.
•	Enhanced our foundational risk management and operational risk programs, to increase awareness and understanding of risk.
•	Utilized our rotation program to spread our risk culture across the enterprise by transferring talented risk professionals to our business groups.

Maximize the value of our impaired loans and effectively manage problem accounts.

•	Successfully migrated and integrated the M&I loan portfolio onto our risk platform and systems.
•	Reduced exposure to certain stressed real estate assets ahead of schedule.
•	BMO’s legacy impaired loans were lower year over year, and levels are trending down.

Our Approach to Risk Management

•	Understand and manage
•	Protect our reputation
•	Diversify. Limit tail risk
•	Maintain strong capital and liquidity
•	Optimize risk return

Overview

We are exposed to a variety of risks that are inherent in carrying out our business activities. As such, having a disciplined and integrated approach to managing risk is key to the success of our operations. Our risk management framework seeks to provide appropriate and independent risk oversight across the enterprise and is essential to building competitive advantage and stability for our enterprise. All elements of our risk management framework work together in facilitating prudent measured risk-taking and achieving an appropriate balance between risk and return.

In 2012, our primary challenges were the continuing global economic slowdown, heightened regulatory expectations and the need to achieve balance between risk-taking and rewards in the low growth economy. Our strong disciplined approach to managing risk was integral to withstanding these economic challenges and enabled us to deliver strong results, serve our customers well and maintain our solid reputation in the marketplace. We continue to build upon our robust risk management foundation and strive for continuous improvement, including benchmarking against best practices and enhancing our risk management infrastructure, processes and capabilities. We believe that the steps we have taken and the initiatives we continue to pursue position us to successfully execute our business strategy.

76	BMO Financial Group 195th Annual Report 2012

Framework and Risks

Our enterprise-wide risk management framework consists of our operating model and our risk governance structure, both of which are underpinned by our strong risk culture. Our robust framework provides for the management of each individual risk type: credit and counterparty, market, liquidity and funding, and operational. Other risk categories are also recognized within the framework, including insurance, legal and regulatory, business, model, strategic, reputation and environmental and social.

Our framework is anchored in the three-lines-of-defence approach to managing risk and is fundamental to our operating model. The operating groups are the first line of defence and own the risk in their operations. They are responsible for pursuing suitable business opportunities within our risk appetite. Each operating group must ensure that it is acting within its delegated risk-taking authority, as set out in our corporate risk policies and limits. Each of the groups has established effective processes and controls to ensure that they comply with and operate within these limits.

The second line of defence is provided by ER&PM along with other Corporate Support areas. These groups provide independent oversight and establish corporate risk management policies, infrastructure, processes and practices that address all significant risks across the enterprise.

The third line of defence is our Corporate Audit Group, which monitors the efficiency and effectiveness of controls across various functions within our operations, including control, risk management and governance processes that support the enterprise.

Risk Governance

The foundation of our enterprise-wide risk management framework is a governance structure that includes a robust committee structure and a comprehensive set of corporate policies, which are approved by the Board of Directors or its committees, as well as supporting corporate standards and operating guidelines. This enterprise-wide risk management framework is governed through a hierarchy of committees and individual responsibilities as outlined in the diagram below.

Our risk management framework is reviewed on a regular basis by the Risk Review Committee of the Board of Directors (RRC) to provide guidance for the governance of our risk-taking activities. In each of our operating groups, management monitors governance activities, controls, and management processes and procedures. Management also oversees their effective operation within our overall risk management framework. Individual governance committees establish and monitor further risk management limits, consistent with and subordinate to the board-approved limits.

Limits and Authorities

Our risk limits are shaped by our risk principles and risk appetite, which also help to shape our business strategies and decisions. These limits are reviewed and approved by the Board of Directors and/or management committees and include:

•	Credit and Counterparty Risk – limits on country, industry, portfolio/product segments, and group and single-name exposures;
•	Market Risk – limits on Market Value Exposure and stress exposures;
•

Liquidity and Funding Risk – limits on minimum levels of liquid assets and maximum levels of asset pledging, as well as guidelines approved by senior management for liability diversification and credit and liquidity requirements; and

•	Insurance Risk – limits on policy exposure and reinsurance arrangements.

BMO Financial Group 195th Annual Report 2012	77

MANAGEMENT’S DISCUSSION AND ANALYSIS

Board of Directors is responsible for the stewardship of BMO and protecting the interest of BMO’s shareholders. The board, either directly or through its committees, is responsible for oversight in the following areas: strategic planning, defining risk appetite, identification and management of risk, capital management, promoting a culture of integrity, governance, internal controls, succession planning and evaluation of senior management, communication, public disclosure and corporate governance.

Risk Review Committee of the Board of Directors (RRC) assists the board in fulfilling its oversight responsibilities in relation to BMO’s identification and management of risk, adherence to risk management corporate policies and procedures, compliance with risk-related regulatory requirements and evaluation of the Chief Risk Officer.

Audit and Conduct Review Committee of the Board of Directors assists the board in fulfilling its oversight responsibilities for the integrity of BMO’s financial reporting, effectiveness of BMO’s internal controls and performance of its internal and external audit functions.

Chief Executive Officer (CEO) is directly accountable to the board for all of BMO’s risk-taking activities. The CEO is supported by the Risk Management Committee and its sub-committees, as well as Enterprise Risk and Portfolio Management.

Chief Risk Officer (CRO) reports directly to the CEO and is head of Enterprise Risk and Portfolio Management (ER&PM). The CRO is responsible for providing independent review and oversight of enterprise-wide risks and leadership on risk issues, developing and maintaining a risk management framework and fostering a strong risk culture across the enterprise.

Risk Management Committee (RMC) is BMO’s senior risk committee. RMC reviews and discusses significant risk issues and action plans that arise in executing the enterprise-wide strategy. RMC provides risk oversight and governance at the highest levels of management. This committee is chaired by the CRO.

RMC Sub-committees have oversight responsibility for the risk and balance sheet impacts of management strategies, governance, risk measurement and contingency planning. RMC and its sub-committees provide oversight over the processes whereby the risks assumed across the enterprise are identified, measured, monitored and reported in accordance with policy guidelines and are held within delegated limits.

Enterprise Risk and Portfolio Management (ER&PM) provides independent oversight of the credit and counterparty, operational and market risk functions. It promotes consistency of risk management practices and standards across the enterprise. ER&PM facilitates a disciplined approach to risk-taking through the execution of independent transactional approval and portfolio management, policy formulation, risk reporting, stress testing, modelling, vetting and risk education responsibilities. This approach seeks to meet enterprise objectives and to ensure that risks assumed are consistent with BMO’s risk appetite.

Operating Groups are responsible for managing risk within their respective areas. They exercise business judgment and seek to ensure that policies, processes and internal controls are in place and that significant risk issues are appropriately escalated to ER&PM.

The Board of Directors, based on recommendations from the RRC and the RMC, delegates the setting of risk limits to the CEO. The CEO then delegates more specific authorities to the CRO, who in turn delegates them to the Operating Group CROs. These delegated authorities allow the officers to set risk tolerances, approve geographic and industry sector exposure limits within defined parameters, and establish underwriting and inventory limits for trading and investment banking activities. They are reviewed and approved annually by the Board of Directors based on the recommendation of the RRC. The criteria whereby these authorities may be further delegated throughout the organization, as well as the requirements relating to documentation, communication and monitoring of delegated authorities, are set out in corporate policies and standards.

Risk Culture

At BMO, we believe that risk management is the responsibility of every employee within the organization. Our strong risk culture shapes the way we view and manage risk and is evident in the actions and behaviours of our employees and groups as they identify, interpret, discuss and make choices in the face of both opportunity and risk. Our risk culture is deeply rooted across the enterprise, including our acquired business, where we have aligned our risk culture, risk appetite and risk management frameworks, policies and practices this past year.

Our risk culture encourages engagement between ER&PM and the operating groups, contributing to enhanced risk transparency and open and effective communication. This promotes an understanding of the prevalent risks that our businesses are facing and facilitates alignment of business strategies within the limits of our risk appetite, leading to sound business decision-making. We encourage the escalation of concerns regarding potential or emerging risks to senior management so that they can be evaluated and appropriately addressed. Additionally, we support a two-way rotation system that allows employees to transfer between ER&PM and the operating groups in order to effectively embed our strong risk culture across the enterprise.

To enhance our risk management capabilities and support the ongoing strengthening of our risk culture, we continue to add learning opportunities and expand our delivery of risk training across the enterprise. Our educational programs are designed to foster a deep understanding of BMO’s capital and risk management frameworks across the enterprise, providing employees and management with the tools and awareness required to fulfill their responsibilities for independent oversight regardless of their position in the organization. The principles that support our approach to risk management provide a consistent framework for our risk curriculum. This education strategy has been developed in partnership with BMO’s Institute for Learning, our risk management professionals, external risk experts and teaching professionals. Our credit training programs provide role-specific training and practice in sound risk management as a prerequisite to the granting of appropriate discretionary limits to qualified professionals.

Risk Principles

Risk-taking and risk management activities across the enterprise are guided by the following principles:

•	ER&PM provides independent oversight of risk-taking activities across the organization;
•	management of risk is a responsibility at all levels of the organization, employing the three-lines-of-defence approach;
•	ER&PM monitors our risk management framework to ensure that our risk profile is maintained within our established risk appetite and supported with adequate capital;
•	all material risks to which the enterprise is exposed are identified, measured, managed, monitored and reported;
•	decision-making is based on a clear understanding of risk, accompanied by robust metrics and analysis;

78	BMO Financial Group 195th Annual Report 2012

•	business activities are developed, approved and conducted within established risk limits and should generate a level of return appropriate to their risk profile;
•	Economic Capital is used to measure and aggregate risk across all risk types and business activities to facilitate the incorporation of risk into the measurement of business returns; and
•

compensation programs are designed and implemented to incorporate incentives that balance short-, medium- and long-term profit generation with the achievement of sustainable, non-volatile earnings growth, in line with our risk appetite.

Risk Appetite

Our Risk Appetite Framework consists of our Risk Appetite Statement, as well as supporting key risk metrics and corporate policies and standards, including limits. Our risk appetite defines the amount of risk that BMO is willing to assume in all risk types, given our guiding principles and capital capacity, thereby supporting sound business initiatives and growth. Our risk appetite is integrated into both our strategic planning processes and our lines of business. On an annual basis, senior management recommends our Risk Appetite Statement for approval by the RMC and the RRC. Our Risk Appetite Statement is defined in both quantitative and qualitative terms and is articulated and applied consistently across the enterprise. Among other things, our risk appetite requires:

•	that everything we do is guided by principles of honesty, integrity and respect, as well as high ethical standards;
•	only taking risks that are transparent, understood, measured, monitored and managed;
•	maintaining strong capital and liquidity and funding positions that meet or exceed regulatory requirements;
•	subjecting new products and initiatives to a rigorous review and approval process to ensure all key risks and returns are understood and can be managed with appropriate controls;
•	maintaining a robust recovery and resolution framework that enables an effective and efficient response in an extreme crisis;
•	targeting a credit rating for BMO of AA- or better;
•	limiting exposure to low-probability tail event risks that could jeopardize BMO’s credit ratings, capital position or reputation;
•	maintaining a diversified and above-average quality lending portfolio;
•	incorporating risk measures into our performance management system;
•	maintaining enterprise-wide compliance standards, practices and controls to help prevent regulatory exposures that could adversely affect our financial soundness and reputation; and
•	protecting the assets of BMO and BMO’s clients by maintaining a system of strong operational risk controls.

Risk Review and Approval

Risk review and approval processes are established based on the nature, size and complexity of the risks involved. Generally, the process involves a formal review and approval of various categories by either an individual or committee, independent of the originator. Delegated authorities and approvals by category are outlined below.

Portfolio transactions – Transactions are approved through risk assessment processes for all types of transactions, which include operating group recommendations and ER&PM approval of credit risk and transactional and position limits for market risk.

Structured transactions – New structured products and transactions with significant reputation, legal, accounting, regulatory or tax risk are reviewed by the Reputation Risk Management Committee or the Trading Products Risk Committee, as appropriate.

Investment initiatives – Documentation of risk assessments is formalized through our investment spending approval process, which is reviewed and approved by Corporate Support areas.

New products and services – Policies and procedures for the approval of new or modified products and services offered to our customers are reviewed and approved by Corporate Support areas, as well as other senior management committees, including the Operational Risk Committee and Reputation Risk Management Committee, as appropriate.

Risk Monitoring

Enterprise-level risk transparency and monitoring and the associated reporting are critical components of our framework and operating culture that help senior management, committees and the Board of Directors to effectively exercise their business management, risk management and oversight responsibilities. Internal reporting includes a synthesis of key risks and associated metrics that the organization currently faces. This reporting highlights our most significant risks, including assessments of our top and emerging risks, to provide senior management and the Board of Directors with timely, actionable and forward-looking risk reporting on the significant risks our organization faces. This reporting includes material to facilitate assessments of these risks relative to our risk appetite and the relevant limits established within our framework.

On a regular basis, reporting on risk is also provided to stakeholders, including regulators, external rating agencies and our shareholders, as well as to others in the investment community.

Risk-Based Capital Assessment

Two measures of risk-based capital are used by BMO: Economic Capital and Regulatory Capital. Both are aggregate measures of the risk that we undertake in pursuit of our financial targets. Our operating model provides for the direct management of each type of risk, as well as the management of risks on an integrated basis. Economic Capital is our integrated internal measure of the risk underlying our business activities. It represents management’s estimate of the magnitude of economic losses that could occur if adverse situations arise, and allows returns to be adjusted for risks. Economic Capital is calculated for various types of risk – credit, market (trading and non-trading), operational and business – where measures are based on a time horizon of one year. It incorporates a combination of both expected and unexpected losses to assess the extent and correlation of risk before authorizing new exposures; and Economic Capital methodologies and model inputs are reviewed and/or re-calibrated on an annual basis, as applicable. Our Economic Capital models provide a forward-looking estimate of the difference in our maximum potential loss in economic (or market) value and our expected loss, measured over a specified time interval and using a defined confidence level. Both expected and unexpected loss measures on either a transaction or portfolio basis reflect current market conditions and credit quality. As the recovery continues these measures reduce, reflecting portfolio quality improvements, offset somewhat by increases due to growth.

Stress Testing

Stress testing is a key element of our risk and capital management frameworks and informs our business planning, strategy and decision-making processes. We conduct stress testing to evaluate the potential effects of tail events on our balance sheet, earnings and liquidity and capital positions. Enterprise stress testing supports our internal capital adequacy assessment and target-setting through the analysis of macroeconomic scenarios that are uniformly executed by risk and finance groups.

During 2012, we focused on implementing a stress testing framework that enhances governance, processes and systems to coordinate, execute and integrate stress testing across legal entities, lines of business, portfolios and products. This will facilitate more effective linkages between stress testing results and our risk appetite. With the technology enhancements we are currently implementing, we will be able to more readily aggregate stress testing results across all risk types, thereby generating a more holistic view of potential vulnerabilities and opportunities.

BMO Financial Group 195th Annual Report 2012	79

MANAGEMENT’S DISCUSSION AND ANALYSIS

Credit and Counterparty Risk

Credit and counterparty risk is the potential for loss due to the failure of a borrower, endorser, guarantor or counterparty to repay a loan or honour another predetermined financial obligation. This is the most significant measurable risk that BMO faces.

Credit and counterparty risk exists in every lending activity that BMO enters into, as well as in the sale of treasury and other capital markets products, the holding of investment securities and securitization activities. BMO’s robust credit risk management framework is aligned with the three-lines-of-defence approach to managing risk. As the first line of defence, operating groups are accountable for recommending credit decisions based on the completion of appropriate due diligence, and they assume ownership of the risk. As the second line of defence, ER&PM approves credit decisions and is accountable for providing independent oversight of the risks assumed by the operating groups. These experienced and skilled individuals are subject to a rigorous lending qualification process and operate in a disciplined environment with clear delegation of decision-making authority, including individually delegated lending limits. Credit decision-making is conducted at the management level appropriate to the size and risk of each transaction in accordance with comprehensive corporate policies, standards and procedures governing the conduct of credit risk activities.

Credit risk is assessed and measured using risk-based parameters:

Exposure at Default (EAD) represents an estimate of the outstanding amount of a credit exposure at the time a default may occur. For off-balance sheet amounts and undrawn amounts, EAD includes an estimate of any further amounts that may be drawn at the time of default.

Loss Given Default (LGD) is the amount that may not be recovered in the event of a default, presented as a proportion of the exposure at default. LGD takes into consideration the amount and quality of any collateral held.

Probability of Default (PD) represents the likelihood that a credit obligation (loan) will not be repaid and will go into default. A PD is assigned to each account, based on the type of facility, the product type and customer characteristics. The credit history of the counterparty/portfolio and the nature of the exposure are taken into account in the determination of a PD.

Expected Loss (EL) is a measure representing the loss that is expected to occur in the normal course of business in a given period of time. EL is calculated as a function of EAD, LGD and PD.

Under Basel II, there are three approaches available for the measurement of credit risk: Standardized, Foundation Internal Ratings Based and Advanced Internal Ratings Based (AIRB). Subject to a transitional floor based on the Standardized Approach, we apply the AIRB Approach for calculations of credit risk in our portfolios, including portfolios of our subsidiary BMO Bankcorp, Inc. (now part of BMO Financial Corp.). The Standardized Approach is currently being used in the acquired M&I business, and plans to transition to the AIRB Approach have been submitted to OSFI and are pending approval.

Risk Rating Systems

BMO’s risk rating systems are designed to assess and measure the risk of any exposure. The rating systems differ for the consumer and small business portfolios and the commercial and corporate portfolios.

Consumer and Small Business

The consumer and small business portfolios are made up of a diversified group of individual customer accounts and include residential mortgages, personal loans, and credit card and small business loans. These loans are managed in pools of homogeneous risk exposures. For these pools, credit risk models and decision support systems are developed using established statistical techniques and expert systems for underwriting and monitoring purposes. Adjudication models, behavioural scorecards, decision trees and expert knowledge are combined to produce optimal credit decisions in a centralized and automated environment. The characteristics of both the borrower and the credit obligation, along with past portfolio experience, are used to predict the credit performance of new accounts. These metrics are used to define the overall credit risk profile of the portfolio, predict future performance of existing accounts for ongoing credit risk management and determine both Economic Capital and Basel II regulatory capital. The exposure of each pool is assigned risk parameters (PD, LGD and EAD) based on the performance of the pool, and these assignments are reviewed and updated monthly for changes. The PD risk profile of the AIRB Retail portfolio at October 31, 2012, was as follows:

PD risk profile	PD range	% of Retail EAD
Exceptionally low	≤ 0.05%	16.7
Very low	> 0.05% to 0.20%	44.7
Low	> 0.20% to 0.75%	21.0
Medium	> 0.75% to 7.0%	15.5
High	> 7.0% to 99.9%	1.5
Default	100%	0.6

Commercial and Corporate Lending

Within the commercial and corporate portfolios, we utilize an enterprise-wide risk rating framework that is applied to all of our sovereign, bank, corporate and commercial counterparties. This framework is consistent with the principles of Basel II, under which minimum regulatory capital requirements for credit risk are determined. One key element of this framework is the assignment of appropriate borrower risk ratings to help quantify potential credit risk. BMO’s risk rating framework establishes counterparty risk ratings using methodologies and rating criteria based on the specific risk characteristics of each counterparty. The resulting rating is then mapped to a probability of default over a one-year time horizon. As counterparties migrate between risk ratings, the probability of default associated with the counterparty changes.

Material in blue-tinted font above is an integral part of the 2012 annual consolidated financial statements (see page 75).

80	BMO Financial Group 195th Annual Report 2012

As demonstrated in the table below, our internal risk rating system corresponds in a logical manner to those of the external rating agencies.

Borrower Risk Rating Scale

BMO rating	Description of risk	Moody’s Investors Service implied equivalent	Standard & Poor’s implied equivalent
Investment grade
I-1 to I-3	Undoubted to minimal	Aaa to Aa3	AAA to AA-
I-4 to I-5	Modest	A1 to Baa1	A+ to BBB+
I-6 to I-7	Average	Baa2 to Baa3	BBB to BBB-
Non-investment grade
S-1 to S-2	Acceptable	Ba1 to Ba2	BB+ to BB
S-3 to S-4	Marginal	Ba3 to B1	BB- to B+
Watchlist
P-1	Deteriorating	B2	B
P-2 to P-3	Watchlist	B3 to Ca	B- to CC
Default and impaired
D-1 to D-2	Default/default and impaired	C	D

Policies and Standards

BMO’s credit risk management framework is built on governing principles defined in a series of corporate policies and standards, which flow through to more specific guidelines and procedures. These are reviewed on a regular basis to keep them current and consistent with BMO’s risk appetite. The structure, limits, collateral requirements, ongoing management, monitoring and reporting of our credit exposures are all governed by these credit risk management principles.

Credit Risk Governance

The RRC has oversight of the management of all risks faced by the enterprise, including credit risk. Operating practices include the ongoing monitoring of credit risk exposures and regular portfolio and sector reporting to the board and to senior management committees. Performing accounts are reviewed on a regular basis, with most commercial and corporate accounts reviewed at least annually. The frequency of review is increased in accordance with the likelihood and size of potential credit losses, with deteriorating higher-risk situations referred to specialized account management groups for closer attention, when appropriate. Corporate Audit Group reviews and tests management processes and controls and samples credit transactions for adherence to credit terms and conditions, as well as to governing policies, standards and procedures. In addition, we carry out regular portfolio and sector reviews, including stress testing and scenario analysis based on current, emerging or prospective risks.

Portfolio Management

BMO’s credit risk governance policies provide for an acceptable level of diversification. Limits are in place for several portfolio dimensions, including industry, country, product and single-name concentrations, as well as transaction-specific limits. At year end, our credit assets consisted of a well-diversified portfolio comprised of millions of clients, the majority of them consumers and small to medium-sized businesses.

BMO employs a number of measures to mitigate and manage credit risk. These measures include, but are not limited to, strong underwriting standards, qualified professional risk managers, a robust monitoring and review process, the redistribution of exposures, and the purchase or sale of insurance through guarantees or credit default swaps.

Total enterprise-wide outstanding credit exposures were $496 billion at October 31, 2012, comprised of $308 billion in Canada, $157 billion in the United States and $31 billion in other jurisdictions. Credit portfolio quality is discussed on pages 40 and 41. Note 4 on page 131 of the financial statements and Tables 11 to 19 on pages 108 to 111 provide details of BMO’s loan portfolios, impaired loans and provisions and allowances for credit losses. Our exposure to Europe by select European countries is summarized in the Select Geographic Exposures section on page 67 and in Tables 20 to 22 on pages 112 and 113.

Collateral Management

Collateral is used for credit risk mitigation purposes and minimizes losses that would otherwise be incurred. Depending on the type of borrower, the assets available and the structure and term of the credit obligations, collateral can take various forms. Investment grade liquid securities are regularly pledged in support of treasury counterparty facilities. For corporate and commercial borrowers, collateral can take the form of pledges of the assets of a business, such as accounts receivable, inventory, machinery and real estate, or personal assets pledged in support of guarantees. On an ongoing basis, collateral is subject to regular valuation as prescribed in the relevant governing policies and standards, which incorporate set formulas for certain asset types in the context of current economic and market circumstances.

Allowance for Credit Losses

Across all loan portfolios, BMO employs a disciplined approach to provisioning and loan loss evaluation, with the prompt identification of problem loans being a key risk management objective. BMO maintains both specific and collective allowances for credit losses (previously referred to as general allowances). Specific allowances reduce the aggregate carrying value of credit assets for which there is evidence of deterioration in credit quality. We also maintain a collective allowance in order to cover any impairment in the existing portfolio that cannot yet be associated with individually identified impaired loans. Our approach to establishing and maintaining the collective allowance is based on the guideline issued by our regulator, OSFI. The collective allowance is reviewed on a quarterly basis. For the purposes of calculating the collective allowance, we group loans on the basis of similar credit risk characteristics. The calculation methodology incorporates both quantitative and qualitative components to determine an appropriate level for the collective allowance. The quantitative component consists of a collective allowance model that measures long-run expected losses based on probability of default and loss given default risk parameters. For business loans, key factors that determine the expected loss include the underlying risk rating of the borrower, the industry sector, credit product and amount and quality of collateral held. For consumer loans, exposures are pooled based on similar risk characteristics and risk parameters are determined from the long-run default and loss performance of each pool. The expected loss is adjusted to reflect qualitative factors such as management’s credit judgment with respect to current macroeconomic and business conditions, portfolio-specific considerations, credit quality trends, changes in lending practices, model factors and the level of non-performing balances (impaired loans) for which a specific allowance has not yet been assessed.

Material in blue-tinted font above is an integral part of the 2012 annual consolidated financial statements (see page 75).

BMO Financial Group 195th Annual Report 2012	81

MANAGEMENT’S DISCUSSION AND ANALYSIS

Market Risk

Market risk is the potential for adverse changes in the value of BMO’s assets and liabilities resulting from changes in market variables such as interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, and credit spreads, as well as the risk of credit migration and default.

BMO incurs market risk in its trading and underwriting activities and structural banking activities.

As part of our enterprise-wide risk management framework, we apply extensive governance and management processes to our market risk-taking activities. These include:

•	oversight by senior governance committees, including the Balance Sheet and Capital Management Committee, RMC and RRC;
•	an Economic Capital process that incorporates market risk measures (market value exposures);
•	independent valuation of trading positions and measurement of market risk;
•	a broad set of policies and corporate standards;
•	monitoring an extensive range of risk metrics as appropriate for the respective trading portfolios, including VaR, stress and scenario tests, risk sensitivities and operational metrics;
•	a well-developed set of limits with appropriate monitoring, reporting and escalation of limit breaches; and
•	a model risk management framework to control for model risk.

Primary measures for structural market risk include Earnings Volatility (EV) and Market Value Exposure (MVE). These positions are summarized in the table on page 85. The primary measure for market risk in trading and underwriting activities is MVE.

BMO’s Market Risk group provides independent oversight of trading and underwriting portfolios with the goal of ensuring:

•	market risk of our trading and underwriting activities is measured and modelled in compliance with corporate policies and standards;
•	risk profiles of our trading and underwriting activities are maintained within our risk appetite, and are monitored and reported to traders, management, senior executives and board committees;
•

proactive identification and reporting to management, senior executives and board committees of specific exposures or other factors that expose BMO to unusual, unexpected, inappropriate or otherwise not fully identified or quantified risks associated with market or traded credit exposures; and

•

all individuals authorized to execute trading and underwriting activities on behalf of BMO are appropriately informed of BMO’s risk-taking governance, authority structure and procedures and processes, and are given access to and guidance on the relevant corporate policies and standards.

Our Market Risk group also provides oversight of structural market risk, which is managed by BMO’s Corporate Treasury group and described on pages 85 and 86.

Earnings Volatility (EV) is a measure of the adverse impact of potential changes in market parameters on the projected 12-month after-tax net income of a portfolio of assets, liabilities and/or off-balance sheet positions, measured at a 99% confidence level over a specified holding period.

Market Value Exposure (MVE) is a measure of the adverse impact of potential changes in market parameters on the market value of a portfolio of assets, liabilities and off-balance sheet positions, measured at a 99% confidence level over a specified holding period. The holding period considers current market conditions and composition of the portfolio to determine how long it would take to neutralize the market risk without adversely affecting market prices. For trading and underwriting activities, MVE is comprised of Value at Risk and Issuer Risk.

Value at Risk (VaR) is measured for specific classes of risk in BMO’s trading and underwriting activities: interest rate, foreign exchange rate, equity and commodity prices and their implied volatilities. This measure calculates the maximum loss likely to be experienced in the portfolios, measured at a 99% confidence level over a specified holding period.

Issuer Risk arises in BMO’s trading and underwriting portfolios, and measures the adverse impact of credit spread, credit migration and default risks on the market value of fixed-income instruments and similar securities. Issuer risk is measured at a 99% confidence level over a specified holding period.

Trading and Underwriting Market Risk

To capture the multi-dimensional aspects of market risk effectively, a number of metrics are used, including VaR, stress testing, option sensitivities, position concentrations, market and notional values and revenue losses.

VaR and stress testing are estimates of portfolio risk, but have limitations. Among the limitations of VaR is the assumption that all positions can be liquidated within the assigned one-day holding period (ten-day holding period for regulatory calculations), which may not be the case in illiquid market conditions, and that historical data can be used as a proxy to predict future market events. Scenario analysis and probabilistic stress testing are performed daily to determine the impact of unusual and/or unexpected market changes on our portfolios. As well, historical and event stresses are tested on a weekly basis, including tests of scenarios such as the stock market crash of 1987 and the collapse of Lehman Brothers in 2008. Ad hoc analyses are run to examine our sensitivity to high-impact, low-probability hypothetical scenarios. Scenarios are amended, added or deleted to better reflect changes in underlying market conditions. The results are reported to the lines of business, RMC and RRC on a regular basis. Stress testing is limited by the number of scenarios that can be run, and by the fact that not all downside scenarios can be predicted and effectively modelled. Neither VaR nor stress testing is viewed as a definitive predictor of the maximum amount of losses that could occur in any one day, because both measures are computed at prescribed confidence levels and their results could be exceeded in highly volatile market conditions. On a daily basis, exposures are aggregated by lines of business and risk type and monitored against delegated limit levels, and the results are reported to the appropriate stakeholders. BMO has a robust governance process in place to ensure adherence to delegated market risk limits. Amounts exceeding established limits are communicated to senior management on a timely basis for resolution and appropriate action.

Material in blue-tinted font above is an integral part of the 2012 annual consolidated financial statements (see page 75).

82	BMO Financial Group 195th Annual Report 2012

Within the Market Risk group, the Valuation Product Control group is responsible for independent valuation of all portfolios within BMO including trading, available-for-sale and underwriting portfolios within Capital Markets Trading Products and Corporate Treasury to ensure that they are materially accurate by:

•	developing and maintaining valuation adjustment policies and procedures in accordance with regulatory requirements and IFRS;
•	establishing official rate sources for valuation of all portfolios; and
•	providing an independent review of portfolios where trader prices are used for valuation. This would include instruments accounted for on a trading and available-for-sale basis.

The Valuation Product Control processes include all over-the-counter and exchange-traded instruments that are booked within Capital Markets Trading Products portfolios. These include both trading and available-for-sale (AFS) securities. The Valuation Product Control group also performs an independent valuation of certain portfolios outside of Capital Markets Trading Products.

Trader valuations are reviewed to determine whether they align with an independent assessment of the market value of the portfolio. If the valuation difference exceeds the prescribed tolerance threshold, a valuation adjustment is recorded in accordance with our accounting policy and regulatory requirements. Prior to the final month-end general ledger close, meetings are held between key stakeholders from the lines of business, Market Risk, Capital Markets Finance and the Chief Accountant’s Group to review all valuation adjustments that are established by the Market Risk group.

The Valuation Steering Committee is BMO’s senior management valuation committee. It meets at least quarterly to address the more challenging material valuation issues in BMO’s portfolios and acts as a key forum for discussing positions categorized as Level 3 for financial reporting purposes and their inherent uncertainty.

At a minimum, the following are considered when determining appropriate valuation adjustments: credit valuation adjustments, closeout costs, uncertainty, administrative costs, and liquidity and model risk. Also, a fair value hierarchy is used to categorize the inputs used in the valuation of securities, liabilities, derivative assets and derivative liabilities. Level 1 inputs consist of quoted market prices, Level 2 inputs consist of models that use observable market information and Level 3 inputs consist of models without observable market information. Details of Level 1, Level 2 and Level 3 fair value measurements can be found in Note 29 on page 170 of the financial statements.

Our models are used to determine market risk Economic Capital for each of our lines of business and to determine regulatory capital. For capital calculation purposes, longer holding periods and/or higher confidence levels are used than are employed in day-to-day risk management. Prior to use, models are subject to review under the Model Risk Corporate Standard by our Model Risk and Vetting group. The Model Risk Corporate Standard outlines minimum requirements for the identification, assessment, monitoring and management of models and model risk throughout the enterprise and is described on page 90.

We measure the market risk for trading and underwriting portfolios that meet regulatory criteria for trading book capital treatment using the Internal Models Approach. We also apply this approach in measuring the market risk for money market portfolios that are subject to AFS accounting rules under IFRS and are accorded banking book regulatory capital treatment. For trading and underwriting portfolios covered by the Internal Models Approach, VaR is computed using BMO’s Trading Book Value at Risk model. This is a Monte Carlo scenario simulation model, and its results are used for market risk management and reporting of exposures. The model computes one-day VaR results using a 99% confidence level and reflects the correlations between the different classes of market risk factors.

We use a variety of methods to verify the integrity of our risk models, including the application of backtesting against hypothetical losses. This process assumes there are no changes in the previous day’s closing positions and then isolates the effects of each day’s price movements against those closing positions. Models are validated by assessing how often the calculated hypothetical losses exceed the MVE measure over a defined period. Results of this testing confirm the reliability of our models. The correlations and volatility data that underpin our models are updated monthly, so that MVE measures reflect current levels of volatility.

Market risk exposures arising from trading and underwriting activities are summarized in the table below. The total trading and underwriting MVE yearly increase was primarily due to higher equity risk along with slightly higher interest rate risk in mark-to-market portfolios. The Interest Rate VaR (AFS) decrease over the year was mainly due to a reduction in exposures during the latter part of the year. For stressed VaR, reported in the table below, model inputs are calibrated to historical data from a period of significant financial stress, whereas model inputs for VaR are calibrated to data from a trailing one-year period. BMO is seeking regulatory approval for Debt Specific Risk (DSR) and Incremental Risk Charge (IRC) regulatory capital models. For this reason, some of the Trading and Underwriting MVE measures for 2013 will be changed to align with these measures.

Total Trading and Underwriting MVE Summary
($ millions)*

For the year ended October 31, 2012 (pre-tax Canadian equivalent)	Year-end	Average	High	Low
Commodity VaR	(0.6)	(0.6)	(1.0)	(0.2)
Equity VaR	(6.6)	(5.9)	(8.6)	(4.0)
Foreign exchange VaR	(0.2)	(2.3)	(6.8)	(0.1)
Interest rate VaR (mark-to-market)	(6.9)	(8.4)	(13.5)	(6.1)
Diversification	4.1	7.0	nm	nm
Trading market VaR	(10.2)	(10.2)	(15.9)	(7.5)
Trading and underwriting issuer risk	(3.4)	(5.0)	(8.0)	(2.6)
Total trading and underwriting MVE	(13.6)	(15.2)	(21.3)	(10.8)
Interest rate VaR (AFS)	(8.2)	(15.0)	(23.1)	(8.2)

For the year ended October 31, 2011 (pre-tax Canadian equivalent)	Year-end	Average	High	Low
Commodity VaR	(0.3)	(0.2)	(0.6)	(0.1)
Equity VaR	(5.4)	(4.7)	(7.6)	(3.4)
Foreign exchange VaR	(0.9)	(2.8)	(6.6)	(0.1)
Interest rate VaR (mark-to-market)	(6.3)	(10.0)	(16.0)	(5.8)
Diversification	4.2	6.6	nm	nm
Trading market VaR	(8.7)	(11.1)	(17.1)	(7.8)
Trading and underwriting issuer risk	(3.6)	(4.3)	(8.8)	(2.8)
Total trading and underwriting MVE	(12.3)	(15.4)	(22.6)	(11.1)
Interest rate VaR (AFS)	(11.3)	(13.3)	(19.9)	(6.7)

Total Trading Market Stressed Value at Risk (VaR)
($ millions)*

For the year ended October 31, 2012 (pre-tax Canadian equivalent)	Year-end	Average	High	Low	As at Oct. 31, 2011
Commodity stressed VaR	(1.4)	(1.0)	(2.5)	(0.3)	(0.3)
Equity stressed VaR	(11.1)	(9.6)	(13.4)	(5.6)	(6.4)
Foreign exchange stressed VaR	(0.2)	(3.6)	(12.0)	(0.1)	(1.2)
Interest rate stressed VaR (mark-to-market)	(10.4)	(14.4)	(21.4)	(9.5)	(13.2)
Diversification	9.0	11.5	nm	nm	6.7
Trading market stressed VaR	(14.1)	(17.1)	(27.4)	(11.0)	(14.4)

* One-day measure using a 99% confidence level.

nm – not meaningful

Material in blue-tinted font above is an integral part of the 2012 annual consolidated financial statements (see page 75).

BMO Financial Group 195th Annual Report 2012	83

MANAGEMENT’S DISCUSSION AND ANALYSIS

(1) November 28 – $37.5 million which primarily reflects normal trading and credit valuation adjustments.

(2) December 8 – ($20.8) million which primarily reflects normal trading and credit valuation adjustments.

(3) January 31 – $39.7 million which primarily reflects normal trading, valuation adjustments and underwriting.

(4) February 29 – $43.7 million which reflects normal trading, valuation adjustments including credit and underwriting.

(5) June 29 – $36.5 million which primarily reflects normal trading and underwriting.

(6) October 23 – $37.8 million which primarily reflects normal trading activity.

84	BMO Financial Group 195th Annual Report 2012

Structural Market Risk

Structural market risk is comprised of interest rate risk arising from our banking activities (loans and deposits) and foreign exchange risk arising from our foreign currency operations. Structural market risk is managed in support of high-quality earnings and maximization of sustainable product spreads. The RRC approves the market risk policy limits governing structural market risk and regularly reviews structural market risk positions. The Balance Sheet and Capital Management Committee and the RMC provide senior management oversight. BMO’s Corporate Treasury group is responsible for the ongoing management of structural market risk across the enterprise, with independent oversight provided by the Market Risk group.

Structural interest rate risk arises primarily from interest rate mismatches and product embedded options. Interest rate mismatch risk results from differences in the scheduled maturity, repricing dates or reference rates of assets, liabilities and derivatives. Product embedded option risk results from product features that allow customers to alter scheduled maturity or repricing dates. Product embedded options include loan prepayment and deposit redemption privileges and committed rates on unadvanced mortgages. The net interest rate mismatch, representing residual assets funded by common shareholders’ equity, is managed to a target duration, while product embedded options are managed to low risk levels. The net interest rate mismatch risk is primarily managed with interest rate swaps and securities. Product embedded option risk exposures are primarily managed through a dynamic hedging process.

Structural foreign exchange risk arises primarily from translation risk related to the net investment in our U.S. operations and from transaction risk associated with our U.S.-dollar-denominated net income.

Translation risk represents the impact changes in foreign exchange rates can have on the bank’s reported shareholders’ equity and capital ratios. When the Canadian dollar appreciates relative to the U.S. dollar, unrealized translation losses on our net investment in foreign operations, net of related hedging activities, are reported in other comprehensive income in shareholders’ equity. In addition, the Canadian dollar equivalent of U.S.-dollar-denominated RWA decreases. The reverse is true when the Canadian dollar depreciates relative to the U.S. dollar. Consequently, we may hedge our net investment in foreign operations to ensure translation risk does not materially impact our capital ratios.

Transaction risk is managed by assessing at the start of each quarter whether to enter into foreign exchange forward contract hedges that are expected to partially offset the pre-tax effects of Canadian/U.S. dollar exchange rate fluctuations in the quarter on the expected U.S. dollar net income for the quarter. The Canadian dollar equivalent of BMO’s U.S.-dollar-denominated results is affected, favourably or unfavourably, by movements in the Canadian/U.S. dollar exchange rate.

Rate movements will affect future results measured in Canadian dollars and the impact on those results is a function of the periods in which revenues, expenses and provisions for credit losses arise. If future results are consistent with results in 2012, each one cent increase (decrease) in the Canadian/U.S. dollar exchange rate would be expected to increase (decrease) reported net income before income taxes for the year by $18 million.

Structural MVE and EV measures both reflect holding periods of between one month and three months and incorporate the impact of correlation between market variables. Structural MVE and EV are summarized in the following table. Structural MVE declined from the prior year primarily due to higher modelled U.S. mortgage and securities prepayments in the low interest rate environment, and lower modelled interest rate volatility. Structural EV continues to be managed to low levels.

Structural Balance Sheet Market Value Exposure and Earnings Volatility ($ millions)*

As at October 31 (Canadian equivalent)	2012	2011
Market Value Exposure (pre-tax)	(590.6)	(685.9)
12-month Earnings Volatility (after tax)	(74.0)	(95.0)

*Measured at a 99% confidence interval.

In addition to MVE and EV, we use simulations, sensitivity analysis, stress testing and gap analysis to measure and manage interest rate risk. The interest rate gap position is disclosed in Note 19 on page 154 of the financial statements.

Structural interest rate sensitivity to an immediate parallel increase or decrease of 100 and 200 basis points in the yield curve is disclosed in the table below. This sensitivity analysis is performed and disclosed by many financial institutions and facilitates comparison with our peer group. Economic value exposure declined from the prior year primarily due to higher modelled U.S. mortgage and securities prepayments in the low interest rate environment. Earnings sensitivities continue to be managed to low levels. The asset-liability profile at the end of the year results in a structural earnings benefit from interest rate increases and structural earnings exposure to interest rate decreases.

Structural Balance Sheet Interest Rate Sensitivity (1) ($ millions)*

Canadian equivalent	As at October 31, 2012		As at October 31, 2011
	Economic value sensitivity pre-tax	12-month earnings sensitivity after tax	Economic value sensitivity pre-tax	12-month earnings sensitivity after tax
100 basis point increase	(537.6)	20.1	(614.3)	24.8
100 basis point decrease	402.9	(74.6)	441.8	(102.5)
200 basis point increase	(1,223.1)	27.2	(1,295.7)	69.3
200 basis point decrease	783.6	(75.1)	829.4	(63.3)

*Exposures are in brackets and benefits are represented by positive amounts.

(1)	Interest rate sensitivities associated with BMO’s insurance business are not reflected in the table above. For our insurance business, a 100 basis point increase in interest rates results in an increase in earnings after tax of $94 million and an increase in economic value before tax of $560 million ($88 million and $436 million, respectively, at October 31, 2011). A 100 basis point decrease in interest rates results in a decrease in earnings after tax of $74 million and a decrease in economic value before tax of $634 million ($82 million and $494 million, respectively, at October 31, 2011). The change in interest rate sensitivities from the prior year reflects the growth in the insurance business, lower interest rates and changes in investment mix.

Models used to measure structural market risk project changes in interest and foreign exchange rates and predict how customers would likely react to the changes. For customer loans and deposits with scheduled maturity and repricing dates (such as mortgages and term deposits), our models measure how customers are likely to use embedded options to alter those scheduled terms. For customer loans and deposits without scheduled maturity and repricing dates (such as credit card loans and chequing accounts), our models assume a maturity

Material in blue-tinted font above is an integral part of the 2012 annual consolidated financial statements (see page 75).

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MANAGEMENT’S DISCUSSION AND ANALYSIS

profile that considers historical and forecasted trends in changes in the balances due. These models have been developed using statistical analysis and are validated through regular model vetting, backtesting processes and ongoing dialogue with staff in the lines of business. Models used to predict customer behaviour are also used in support of product pricing and performance measurement.

Liquidity and Funding Risk

Liquidity and funding risk is the potential for loss if BMO is unable to meet financial commitments in a timely manner at reasonable prices as they fall due. Financial commitments include liabilities to depositors and suppliers, and lending, investment and pledging commitments.

Management Framework Overview

Managing liquidity and funding risk is essential to maintaining the safety and soundness of the organization, depositor confidence and stability in earnings. It is BMO’s policy to ensure that sufficient liquid assets and funding capacity are available to meet financial commitments, even in times of stress.

BMO’s Liquidity and Funding Risk Management Framework is defined and managed under the appropriate corporate policies and standards. These policies and standards outline key management principles, liquidity and funding management metrics and related limits and guidelines, as well as roles and responsibilities for the management of liquidity and funding risk across the enterprise. BMO has robust limits and guidelines in place to manage liquidity and funding risk. These limits and guidelines establish the secured and unsecured funding appetite for both trading and structural activities, maturity concentration tolerances, counterparty liability diversification requirements, and pledging activity. Guidelines are also established for the size and type of uncommitted and committed credit and liquidity facilities that may be outstanding to ensure liquidity and funding risk is appropriately managed. An enterprise-wide contingency plan that will facilitate effective management through a disruption is also in place. Early warning indicators identified in the contingency plan are regularly monitored to identify early signs of liquidity risk in the market or specific to BMO.

The RRC oversees liquidity and funding risk and annually approves applicable policies, limits and the contingency plan and regularly reviews liquidity and funding positions. The RMC and Balance Sheet and Capital Management Committee provide senior management oversight and also review and discuss significant liquidity and funding policies, issues and action items that arise in the execution of our strategy. The Corporate Treasury group recommends the framework, risk appetite, limits and guidelines, monitors compliance with policy requirements and assesses the impact of market events on liquidity requirements on an ongoing basis.

BMO subsidiaries include regulated and foreign entities, and therefore movements of funds between companies in the corporate group are subject to the liquidity, funding and capital adequacy considerations of the subsidiaries, as well as tax and regulatory considerations. As such, liquidity and funding positions are managed on both a consolidated and key legal entity basis. Liquidity and funding risk management policies and limits are in place for key legal entities that are informed by legal and regulatory requirements for each entity, and positions are regularly reviewed at the legal entity level to ensure compliance with applicable requirements.

BMO employs fund transfer pricing and liquidity transfer pricing practices to ensure the appropriate economic signals are provided to the lines of business on the pricing of products for customers and to assess the performance of each business. These practices capture both the cost of funding assets and the value of deposits under normal operating conditions, as well as the cost of supplemental liquid assets held to support contingent liquidity requirements.

Liquidity and Funding Position Review

Our large and stable base of customer deposits, along with our strong capital base, is a source of strength. It supports the maintenance of a sound liquidity position and reduces our reliance on wholesale funding. The ratio of customer deposits and capital to loans equalled 93.6% at the end of the fiscal year, modestly lower than 96.5% in the prior fiscal year due to growth in loans that was higher than growth in customer deposits.

Customer deposits include core deposits and larger fixed-rate customer deposits. Customer deposits totalled $203.5 billion at the end of the year, up from $194.4 billion in 2011. Core deposits are comprised of customer operating and savings account deposits and smaller fixed-date deposits (less than or equal to $100,000). Canadian dollar core deposits totalled $114.3 billion at the end of the year, up from $103.5 billion in 2011, and U.S. dollar and other currency core deposits totalled US$76.0 billion at the end of the year, up from US$73.8 billion in 2011. The increase in our core deposits reflects the current investor preference for bank deposits. Larger fixed-date customer deposits totalled $13.3 billion at the end of the year, compared with $17.1 billion in 2011. Total deposits, which include both customer deposits and wholesale deposits, increased $21.3 billion during 2012 to $323.7 billion at the end of the year. The increase in total deposits primarily reflects an increase in core deposits from organic business growth that was used to fund loan growth, and an increase in wholesale deposits used to fund loan and securities growth.

Our funding philosophy requires that secured and unsecured wholesale funding used to support loans and less liquid assets is longer term (typically maturing in two to ten years) to better match the term to maturity of these assets. Wholesale secured and unsecured funding for liquid trading assets is generally shorter term (maturing in less than one year) and is aligned with the liquidity of the assets being funded, subject to haircuts in order to reflect lower market values during times of market stress. Supplemental liquidity pools are funded with wholesale term funding to prudently balance the benefits of holding supplemental liquid assets against the costs of funding.

Diversification of our wholesale funding sources is an important part of our overall liquidity management strategy. BMO has the ability to raise long-term funding through various platforms, including a European Note Issuance Program, Canadian and U.S. Medium-Term Note Programs, Canadian and U.S. mortgage securitizations, Canadian credit card securitizations, covered bonds and Canadian and U.S. senior (unsecured) deposits. During 2012, BMO issued $15.8 billion of wholesale term funding in Canada and internationally. Total wholesale term funding outstanding was $72.1 billion at October 31, 2012. The mix and maturities of BMO’s wholesale term funding are outlined in the tables below. Additional information on deposit maturities can be found in Table 23 on page 113.

Material in blue-tinted font above is an integral part of the 2012 annual consolidated financial statements (see page 75).

86	BMO Financial Group 195th Annual Report 2012

Long-term Wholesale Funding Sources ($ millions)

As at October 31, 2012	2012	2011	2010	2009	2008
Unsecured	26,062	20,510	14,198	21,756	35,274
Secured Mortgage securitizations	20,074	20,120	22,631	23,522	20,552
Covered bonds	8,803	6,861	3,460	1,592	1,535
Credit card securitizations	5,206	5,510	4,275	4,525	4,525
FHLB* advances	2,377	2,367	2,423	2,570	2,861
Tier 1 and Tier 2 capital	9,574	11,912	9,386	10,270	9,452
	72,096	67,280	56,373	64,235	74,199

2010 and prior are based on CGAAP.

Long-term Wholesale Funding Maturities ($ millions)

As at October 31, 2012	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	Over 5 years	Total
Unsecured	7,085	4,134	4,531	4,300	4,355	1,657	26,062
Secured Mortgage securitizations	5,802	3,394	2,445	2,110	2,358	3,965	20,074
Covered bonds	1,295	2,002	2,002	1,502	2,002	–	8,803
Credit card securitizations	1,543	526	–	1,284	1,853	–	5,206
FHLB* advances	–	–	–	–	1,001	1,376	2,377
Tier 1 and Tier 2 capital	696	897	1,786	3,290	1,605	1,300	9,574
	16,421	10,953	10,764	12,486	13,174	8,298	72,096

2010 and prior are based on CGAAP.

*FHLB:	Federal Home Loan Banks.

BMO uses the Net Liquidity Position (NLP) as a key measure of liquidity. The NLP represents the amount by which liquid assets exceed potential funding needs under a severe combined enterprise-specific and systemic stress scenario. Potential funding needs may arise from obligations to repay retail, commercial and wholesale deposits that are withdrawn or not renewed, fund drawdowns on available credit and liquidity lines, purchase collateral for pledging due to ratings downgrades or as a result of market volatility, and fund asset growth and strategic investments. Potential funding needs are quantified by applying run-off factors to various business activities based on management’s view of the relative liquidity risk of each activity. These factors vary depending on depositor classification (e.g., retail, small business, non-financial corporate and wholesale counterparties) and deposit type (e.g., insured, uninsured, operational and non-operational deposits) and by commitment type (e.g., uncommitted and committed credit or liquidity facilities by counterparty type). These funding needs are assessed under severely stressed market-wide and enterprise specific scenarios and a combination thereof. BMO targets to maintain a net liquidity position sufficient to withstand each scenario. Stress testing results are compared against BMO’s stated risk tolerance, considered in management decisions on limit or guideline setting and internal liquidity transfer pricing, and help to shape the design of management plans and contingency plans. The liquidity and funding risk framework is also linked with enterprise-wide stress testing, including the Internal Capital Adequacy Assessment Process.

Liquid assets include unencumbered, high-quality assets that are marketable, can be pledged as security for borrowings, and can be converted to cash in a time frame that meets our liquidity and funding requirements. Liquid assets are primarily held in our trading businesses, and in supplemental liquidity pools that are maintained for contingent liquidity risk management purposes. The amount of liquidity recognized for different asset classes under our management framework is subject to reductions reflecting management’s view of the liquidity value of those assets in a stress scenario. Liquid assets in the trading business include cash on deposit with the Federal Reserve and short-term deposits with other financial institutions, highly-rated debt and equity securities and short-term reverse repurchase agreements. With the exception of equities, a large majority of trading assets qualify as liquid assets under Basel III. BMO’s equity security holdings are largely hedged and can be liquidated in a crisis. Supplemental liquidity pool assets are predominantly comprised of cash on deposit with the Federal Reserve and securities and short-term reverse repurchase agreements of highly rated Canadian federal and provincial and U.S. federal government and agency debt. The vast majority of supplemental liquidity pool assets meet the definition of liquid assets under Basel III. Trading liquid assets are held in the parent bank, BMO Harris Bank and BMO’s broker/dealer operations in Canada and internationally. Approximately 75% of the supplemental liquidity pool is held at the parent bank level in Canadian- and U.S.-dollar-denominated assets, with the residual supplemental liquidity pool contained in BMO Harris Bank in U.S.-dollar-denominated assets. The size of the supplemental liquidity pool is calibrated to meet the potential funding needs outside of our trading businesses in each of the parent bank and BMO Harris Bank and achieve BMO’s target NLP in each entity. To meet local regulatory requirements, certain of our legal entities maintain their own minimum liquidity positions that meet overall regulatory requirements. There may be legal and regulatory restrictions on our ability to use liquid assets from one legal entity to support liquidity requirements in another legal entity.

Table 5 on page 103 provides further information on BMO’s liquid assets. Additional information on cash and securities can be found in notes 2 and 3 on page 127 to the financial statements. Liquid assets do not include potential liquidity that could be realized under borrowing programs with central banks or other market sources. BMO’s cash and securities as a percentage of total assets was 29.4% at October 31, 2012, compared with 29.5% at October 31, 2011.

In the ordinary course of business, a portion of cash, securities and securities borrowed or purchased under resale agreements is pledged as collateral to support trading activities and participation in clearing and payment systems in Canada and abroad. BMO may also pledge assets to raise secured funding or to secure deposits received from select counterparties. As part of the Liquidity and Funding Risk Management Framework, a Pledging of Assets corporate policy is in place that sets out the framework and pledging limits for financial and non-financial assets. Pledged assets are considered encumbered for liquidity purposes.

At October 31, 2012, $46.6 billion of cash and securities and $18.8 billion of securities borrowed or purchased under resale agreements had been pledged, compared with $39.8 billion and $16.9 billion, respectively, in 2011. These changes were driven by trading activities. In addition, $43.2 billion of assets had been pledged to raise long-term secured funding and to secure deposits from select counterparties, a decrease from $45.5 billion last year. Pledged assets totalled 20.6% of total assets. See Table 5 on page 103 and Note 28 of the financial statements on page 169 for further information on pledged assets.

Material in blue-tinted font above is an integral part of the 2012 annual consolidated financial statements (see page 75).

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MANAGEMENT’S DISCUSSION AND ANALYSIS

In December 2010, the Basel Committee on Banking Supervision published its international framework for liquidity measurement, standards and monitoring. The framework contains two new liquidity measures, the Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR), and five monitoring tools (contractual maturity mismatch, concentration of funding, available unencumbered assets, LCR by significant currency and market-related monitoring). The LCR is the ratio of the stock of high-quality liquid assets to stressed net cash outflows over a 30-day time period. The NSFR is the ratio of the available amount of stable funding (one-year or greater) to the required amount of stable funding. The LCR and NSFR measures are not yet finalized. An observation period for the LCR and NSFR commenced on January 1, 2012, and implementation of the LCR and NSFR is scheduled for January 1, 2015, and January 1, 2018, respectively. BMO is well positioned to adopt the new framework. The framework and conceptual approach BMO and the financial services industry typically use to manage liquidity and funding risk are consistent with the new regulatory approach; however, the proposed regulatory factors used to determine the amount of liquid assets that banks will be required to hold are more conservative.

Credit Ratings

The credit ratings assigned to BMO’s short-term and senior long-term debt securities by external rating agencies are important in the raising of both capital and funding to support our business operations. Maintaining strong credit ratings allows us to access the capital markets at competitive pricing levels. BMO’s ratings are indicative of high-grade, high-quality issues. Should our credit ratings materially decrease, our cost of funds would likely increase significantly and our access to funding and capital through capital markets could be reduced. A material downgrade of our ratings could have additional consequences, including those set out in Note 10 on page 140 of the financial statements.

On October 26, 2012, Moody’s Investors Service placed the senior long-term debt rating of BMO and five other Canadian financial institutions on review for downgrade. Moody’s noted that following their review, the senior long-term debt rating for the banks on review will generally be no more than one notch lower. Moody’s has also placed BMO and other Canadian bank subordinated debt ratings under review for downgrade. Moody’s affirmed BMO’s short-term rating.

As at October 31, 2012
Rating agency	Short-term debt	Senior long- term debt	Subordinated debt	Outlook
Moody’s	P-1	Aa2	Aa3	Under review for downgrade
S&P	A-1	A+	A-	Stable
Fitch	F1+	AA-	A+	Stable
DBRS	R-1 (high)	AA	AA (low)	Stable

Operational Risk

Operational risk is the potential for loss resulting from inadequate or failed internal processes or systems, human interactions or external events, but excludes business risk.

BMO is exposed to potential losses arising from a variety of operational risks, including process failure, theft and fraud, regulatory non-compliance, business disruption, information security breaches and exposure related to outsourcing, as well as damage to physical assets. Operational risk is inherent in all our business activities, including the processes and controls used to manage credit risk, market risk and all other risks we face. While operational risk can never be fully eliminated, it can be managed to reduce exposure to financial loss, reputational harm or regulatory sanctions.

The three-lines-of-defence operating model establishes appropriate accountability for operational risk management. The operating groups are responsible for the day-to-day management of operational risk in a manner consistent with our enterprise-wide principles. Independent risk management oversight is provided by operating group CROs, group Operational Risk Officers, Corporate Support areas and Enterprise Operational Risk Management. Operating group CROs and Operational Risk Officers independently assess group operational risk profiles, identifying material exposures and potential weaknesses in controls, and recommending appropriate mitigation strategies and actions. Corporate Support areas develop the tools and processes to directly manage specialized operational risks across the organization. Enterprise Operational Risk Management establishes the Operational Risk Management Framework and the necessary governance framework.

Operational Risk Management Framework (ORMF)

The ORMF defines the processes we use to identify, measure, manage, mitigate, monitor and report key operational risk exposures. A primary objective of the ORMF is to ensure that our operational risk profile is consistent with our risk appetite and supported by adequate capital. The key programs, methodologies and processes developed to support the frame-

work are highlighted below. Executing our ORMF strategy also involves a focus on change management and working to achieve a cultural shift toward greater awareness and understanding of operational risk.

Governance

Operational risk management is governed by a robust committee structure supported by a comprehensive set of policies, standards and operating guidelines. Operational Risk Committee (ORC), a sub-committee of the RMC, is the main decision-making committee for all operational risk management matters and has oversight responsibility for operational risk strategy, management and governance. ORC provides advice and guidance to the lines of business on operational risk assessments, measurement and mitigation, and related monitoring and change initiatives. ORC also oversees the development of policies, standards and operating guidelines that give effect to the governing principles of the ORMF. These governance documents incorporate industry best practices and are reviewed on a regular basis to ensure they are current and consistent with our risk appetite. We continue to enhance governance by increasing the number of Corporate Support areas that have oversight over specific operational sub-risks.

Risk and Control Assessment (RCA)

RCA is an established process used by our operating groups to identify the key risks associated with their businesses and the controls required for risk mitigation. The RCA process provides a forward-looking view of the impact of the business environment and internal controls on operating group risk profiles, enabling the proactive management, mitigation and prevention of risk. On an aggregate basis, RCA results also provide a consolidated view of operational risks relative to risk appetite.

Key Risk Indicators (KRIs)

Operating groups and Corporate Support areas identify KRIs related to their material risks. KRIs are used to monitor operational risk profiles and are linked to thresholds that trigger management action. KRIs provide an early indication of adverse changes in risk exposure.

88	BMO Financial Group 195th Annual Report 2012

Event Data Collection and Analysis

Internal loss data serves as an important means of assessing our operational risk exposure and identifying opportunities for future risk prevention measures. Internal loss data is analyzed and benchmarked against external data, and material trends are reported to senior management and the board on a regular basis. BMO is a member of the Operational Riskdata eXchange Association, an international association of banks that share loss data information anonymously to assist in risk identification, assessment and modelling.

Capital Quantification

BMO uses The Standardized Approach (TSA) to determine Basel II regulatory capital requirements for operational risk. The Standardized Approach processes and capital measures have been implemented at both the consolidated enterprise and applicable legal entity levels. BMO has also developed a risk-sensitive capital model that is compliant with the Basel II Advanced Measurement Approach (AMA) requirements and can calculate AMA capital in parallel with TSA capital. A formal application has been submitted to OSFI to allow BMO to hold AMA operational risk capital for Regulatory Capital purposes.

Stress Testing and Scenario Analysis

Stress testing measures the potential impact of plausible operational, economic, market and credit events on our operations and capital. Scenario analysis provides management with a better understanding of low-frequency, high-severity events and provides a gauge of enterprise preparedness for events that could create risks that exceed our risk appetite. Scenario analysis is used in the validation of operational risk capital under the AMA.

Reporting

Regular reporting of our enterprise operational risk profile to senior management and the board is an important element of our ORMF. A critical aspect of this reporting is the quality of our underlying sources and systems. Timely and comprehensive operational risk reporting enhances risk transparency and facilitates the proactive management of material operational risk exposures.

Business Continuity Management

Effective business continuity management is integral to our objective of ensuring that critical operations continue to function in the event of a business disruption, thereby minimizing any adverse effects on our clients.

Corporate Insurance Program

BMO’s corporate insurance program provides a second level of mitigation of certain operational risk exposures. We purchase insurance in amounts that are expected to provide adequate protection against unexpected material loss and where insurance is required by law, regulation or contractual agreement.

Insurance Risk

Insurance risk is the risk of loss due to actual experience being different from that assumed when an insurance product was designed and priced. It generally entails inherent unpredictability that can arise from assuming long-term policy liabilities or from the uncertainty of future events. Insurance risk exists in all our insurance businesses, including annuities and life, accident and sickness, and creditor insurance, as well as our reinsurance business.

Insurance risk consists of:

•

Claims risk – The risk that the actual magnitude or frequency of claims will differ from the levels assumed in the pricing or underwriting process. Claims risk includes mortality risk, morbidity risk, longevity risk and catastrophe risk;

•

Policyholder behaviour risk – The risk that the behaviour of policyholders relating to premium payments, withdrawals or loans, policy lapses and surrenders and other voluntary terminations will differ from the behaviour assumed in the pricing calculations; and

•	Expense risk – The risk that actual expenses associated with acquiring and administering policies and claims processing will exceed the expected expenses assumed in pricing calculations.

Insurance risk approval authority is delegated by BMO’s Board of Directors to senior management. A robust product approval process is a cornerstone for identifying, assessing and mitigating risks associated with new insurance products or changes to existing products. This process, combined with guidelines and practices for underwriting and claims management, promotes the effective identification, measurement and management of insurance risk. Reinsurance, which involves transactions that transfer insurance risk to independent reinsurance companies, is also used to manage our exposure to insurance risk by diversifying risk and limiting claims.

Insurance risk is monitored on a regular basis. Actuarial liabilities are estimates of the amounts required to meet insurance obligations. Liabilities are established in accordance with the standards of practice of the Canadian Institute of Actuaries and the Canadian Institute of Chartered Accountants. The liabilities are validated through extensive internal and external reviews and audits. Assumptions underlying actuarial liabilities are regularly updated to reflect emerging actual experience. The Appointed Actuaries of our insurance subsidiaries are appointed by those subsidiaries’ boards of directors and have statutory responsibility for providing opinions on the adequacy of provisions for the policyholder liabilities, the solvency of the insurance companies and fairness of treatment of participating policyholders. In addition, the work of each Appointed Actuary is subject to an external, independent review by a qualified actuary every three years, in accordance with OSFI Guideline E-15.

BMO’s Board of Directors establishes approval authorities and limits and delegates these to the management teams of the insurance subsidiaries. The boards of directors of our insurance subsidiaries are responsible for the stewardship of their respective insurance companies. Through oversight and monitoring, the boards are responsible for determining that the insurance companies are managed and function in accordance with established insurance strategies and policies. ER&PM is responsible for providing risk management direction and independent oversight to these insurance companies. This group also has the authority to approve activities that exceed the authorities and limits delegated to the boards of the insurance subsidiaries, or that expose BMO to significant risk.

Our insurance subsidiaries provide independent evaluation and reporting of insurance risk exposures to their boards of directors and at the enterprise level, including reporting to both Private Client Group management and the RRC. Reporting involves an assessment of all risks facing the insurance subsidiaries, which include top-line and emerging risks.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Legal and Regulatory Risk

Legal and regulatory risk is the risk of not complying with laws, contractual agreements or other legal requirements, as well as regulatory requirements and regulators’ expectations. Failure to properly manage legal and regulatory risk may result in litigation claims, financial losses, regulatory sanctions, an inability to execute our business strategies, and potential harm to our reputation.

Legal and regulatory risk is inherent in almost everything we do, and we are held to strict compliance standards by government, regulators and other authorities. The financial services industry is highly regulated, and continues to receive heightened attention as new rules are proposed and enacted as part of worldwide regulatory reform initiatives.

Legal, Corporate and Compliance Group (LCCG) maintains enterprise-wide risk management frameworks to identify, measure, manage, monitor and report on legal and regulatory risk. The frameworks reflect the three-lines-of-defence operating model described previously. The operating groups and Corporate Support areas are responsible for the day-to-day management of their legal and regulatory risk in accordance with enterprise-wide policies. LCCG provides advice and independent risk management oversight through legal and compliance teams with designated operating group and corporate area responsibility. LCCG also works closely with the operating groups and Corporate Support areas to identify legal and regulatory requirements and potential risks, recommend mitigation strategies and actions, and oversee litigation involving BMO.

A Legislative Compliance Management (LCM) Framework has been established to identify, assess and properly manage legal and regulatory requirements, using a risk-based approach. Under the LCM Framework, management in operating groups and Corporate Support areas maintains a system of compliance policies, procedures and controls. Separate monitoring activities are carried out under the direction of the Chief Compliance Officer (CCO), including the tracking of action plans that address identified gaps or deficiencies.

The General Counsel and the CCO report periodically on the effectiveness of legal and regulatory risk management to the Audit and Conduct Review Committee of the board and to senior management.

BMO’s code of conduct, FirstPrinciples, outlines our commitment to high standards of ethics and integrity and is updated on an annual basis. One of the seven defining principles in the code is a commitment to follow both the letter and the spirit of the law. All directors and employees are required to complete annual training that tests their knowledge and understanding of their obligations under the code, and also covers topics such as anti-money laundering, privacy and anti-corruption practices.

Business Risk

Business risk arises from the specific business activities of a company and the effects these could have on its earnings.

Business risk encompasses the potential causes of earnings volatility that are distinct from credit, market or operational risk factors. The management of business risk identifies and addresses factors related to the risk that volumes will decrease or margins will shrink without the company having the ability to compensate for this decline by cutting costs.

BMO faces many risks that are similar to those faced by non-financial firms, principally that our profitability, and hence value, may be eroded by changes in the business environment or by failures of strategy or execution. Sources of these risks include, but are not limited to, changing client expectations, adverse business developments and relatively ineffective responses to industry changes.

Within BMO, each operating group is responsible for controlling its respective business risk by assessing, managing and mitigating the risks arising from changes in business volumes and cost structures, among other factors.

Model Risk

Model risk is the potential for loss due to the risk of a model not performing or capturing risk as designed. It also arises from the possibility of the use of an inappropriate model or the inappropriate use of a model.

BMO uses models that range from the very simple to those that value complex transactions or involve sophisticated portfolio and capital management methodologies. These models are used to inform strategic decision-making and to assist in making daily lending, trading, underwriting, funding, investment and operational decisions. Models have also been developed to measure exposure to specific risks and to measure total risk on an integrated basis, using Economic Capital. We have strong controls over the development, implementation and application of these models.

BMO uses a variety of models, which can be grouped within six categories:

•	valuation models for the valuation of assets, liabilities or reserves;
•	risk exposure models for measuring credit risk, market risk, liquidity risk and operational risk, which also address expected loss and its applications;
•	capital and stress testing models for measuring capital, allocating capital and managing regulatory capital and Economic Capital;
•	fiduciary models for asset allocation, asset optimization and portfolio management;
•	major business strategy models to forecast the possible outcomes of new strategies in support of our business decision-making process; and
•	models driven by regulatory and other stakeholder requirements.

Model Risk is governed by the enterprise-wide Model Risk Management Framework, which sets out end-to-end risk governance across the model activity cycle and ensures consistency between model risk and enterprise-wide risk appetite. The framework outlines explicit principles for managing model risk, describes processes and clearly defines roles and responsibilities. The Model Risk Corporate Standard, which was enhanced in 2012, outlines the requirements for the oversight, identification, development, independent validation, implementation, use,

90	BMO Financial Group 195th Annual Report 2012

monitoring and reporting of models and model risk throughout the enterprise. Prior to use, all models must receive approval and an assessment of their model risk by the Model Risk and Vetting (MRV) group. All models are assigned a risk rating as part of the vetting process, which determines the frequency of ongoing review. In addition to regularly scheduled model validation and vetting, model risk monitoring and oversight activities are in place to confirm that models perform and are managed and used as expected, thereby increasing the likelihood of early detection of emerging issues.

The Model Risk Management Forum, a cross-functional group representing all key stakeholders (model users, model owners and the MRV group), meets regularly to provide input into the development, implementation and maintenance of the Model Risk Management Framework and the requirements governing all models that are used across the enterprise.

Strategic Risk

Strategic risk is the potential for loss due to fluctuations in the external business environment and/or failure to properly respond to these fluctuations due to inaction, ineffective strategies or poor implementation of strategies.

Strategic risk arises from external risks inherent in the business environment within which BMO operates, as well as the risk of potential loss if BMO is unable to address those external risks effectively. While external strategic risks – including economic, political, regulatory, technological, social and competitive risks – cannot be controlled, the likelihood and magnitude of their impact can be mitigated through an effective strategic risk management process.

BMO’s Office of Strategic Management (OSM) oversees our strategic planning processes and works with the lines of business, along with risk, finance and other corporate areas, to identify, monitor and mitigate strategic risk across the enterprise. A rigorous strategic management process encourages a consistent approach to the development of strategies and incorporates financial information linked to financial commitments.

The OSM works with the lines of business and key corporate stakeholders during the strategy development process to promote consistency and adherence to strategic management standards. The potential impacts of the changing business environment, such as broad industry trends and the actions of competitors, are considered as part of this process and inform strategic decisions within each of our lines of business. Enterprise and group strategies are reviewed with the Management Committee and the Board of Directors annually in interactive sessions designed to challenge assumptions and strategies in the context of current and potential future business environments.

Performance objectives established through the strategic management process are regularly monitored and are reported upon quarterly, using both leading and lagging indicators of performance, so that strategies can be reviewed and adjusted when necessary. Regular strategic and financial updates are also monitored closely to identify any significant issues.

Reputation Risk

Reputation risk is the risk of a negative impact on BMO that results from a deterioration in stakeholders’ perception of BMO’s reputation. These potential impacts include revenue loss, litigation, regulatory sanction or additional oversight, declines in client loyalty and declines in BMO’s share price.

BMO’s reputation is one of its most valuable assets. By protecting and maintaining our reputation, we can increase shareholder value, reduce our cost of capital and improve employee engagement.

Fostering a business culture in which integrity and ethical conduct are core values is key to effectively protecting and maintaining BMO’s reputation.

We believe that active, ongoing and effective management of reputation risk is best achieved by considering reputation risk issues in the course of strategy development, strategic and operational implementation and transactional or initiative decision-making. Reputation risk is also managed through our corporate governance practices, code of conduct and risk management framework.

All employees are responsible for conducting themselves in accordance with FirstPrinciples, BMO’s code of conduct, thus building and maintaining BMO’s reputation. The Reputation Risk Management Committee considers significant potential reputation risks to the enterprise, including those that may arise from complex credit and structured-finance transactions.

BMO Financial Group 195th Annual Report 2012	91

MANAGEMENT’S DISCUSSION AND ANALYSIS

Environmental and Social Risk

Environmental and social risk is the risk of loss or damage to BMO’s reputation resulting from environmental and social concerns related to BMO or its customers. Environmental and social risk is often associated with credit, operational and reputation risk.

Environmental and social risk is addressed in our board-approved corporate responsibility and sustainability policy. Environmental and social risk management activities are overseen by the Environmental, Social and Governance Group and the Environmental Sustainability group, with support from our lines of business and other Corporate Support areas. BMO’s Sustainability Council, which is comprised of executives representing the various areas of the organization, provides insight and guidance for our environmental and social initiatives. Our environmental and social policies and practices are outlined in detail in our annual Sustainability Report and Public Accountability Statement and on our Corporate Responsibility website.

Environmental and social risk covers a broad spectrum of issues, such as climate change, biodiversity and ecosystem health, pollution, waste and the unsustainable use of water and resources, as well as risks to the livelihoods, health and rights of communities and their cultural heritage. We work with external stakeholders to understand the impact of our operations and financing decisions in the context of these issues, and we use this understanding to determine the consequences for our businesses.

Specific line of business guidelines outline how environmental and social risks inherent in lending activities are managed. Environmental and social risks associated with lending transactions are managed within

BMO’s credit and counterparty risk framework. Enhanced due diligence is applied to transactions with clients operating in environmentally sensitive industry sectors, and we adhere to the standards set out in the Equator Principles, a framework for evaluating environmental and social risk in project finance transactions based on the World Bank’s International Finance Corporation Performance Standards. We are also a signatory to and participate in the Carbon Disclosure Project, which provides corporate disclosure on greenhouse gas emissions and climate change management.

We have developed a robust Environmental Management System (EMS) to manage the impact of our operations on the environment. Our goal is to achieve continual improvement in our overall environmental performance. Our EMS requires that we identify activities within our operations that have a potential impact on the environment, and establish objectives, targets and processes to mitigate or eliminate those impacts. It also requires that we monitor performance against stated objectives and take action to continually reduce the impact of our operational footprint on the environment.

We have achieved certification under the internationally recognized standard, ISO 14001 Environmental Management Systems, for our leased 19-floor office tower located at 55 Bloor Street West in Toronto and for the Bank of Montreal Institute for Learning facility located in Toronto. We continue to apply our EMS across all our operations as we strive to minimize our impact on the environment.

Caution

This Enterprise-Wide Risk Management section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements on page 27.

92	BMO Financial Group 195th Annual Report 2012

2011 Financial Performance Review

The preceding discussions in the MD&A focused on our performance in 2012. This section summarizes our performance in fiscal 2011 relative to fiscal 2010. As noted on page 24, certain prior year data has been reclassified to conform to the presentation in 2012, including restatements arising from transfers between operating groups and restatements of 2011 results for changes arising from the adoption of IFRS. Results for 2010 were not restated to conform with IFRS and, as such, certain variances in results between years may not be meaningful. Further information on restatements is provided on page 44.

Net income increased $230 million or 8.0% to $3,114 million in fiscal 2011 and earnings per share (EPS) increased $0.09 or 1.9% to $4.84. Adjusted net income increased $359 million or 12% to $3,275 million and adjusted EPS increased $0.29 or 6.0% to $5.10. Adjusting items are detailed on pages 32 and 98. Return on equity and adjusted return on equity were 15.1% and 16.0%, respectively, up from 14.9% and 15.0%, respectively, in 2010, primarily due to an increase of $230 million in earnings ($359 million in adjusted earnings) available to common shareholders. Average common shareholders’ equity increased by almost $1.2 billion from 2010 primarily due to the issuance of common shares to M&I shareholders in July 2011 as consideration for the acquisition, as well as internally generated capital. The increase was lowered by the impact of the reduction in reported opening retained earnings in fiscal 2011 as a result of the adoption of IFRS on the November 1, 2010 transition date.

Revenue increased $1,704 million or 14% in 2011 to $13,943 million. Adjusted revenue increased $1,503 million or 12% to $13,742 million. M&I contributed $640 million or 5.2% to adjusted revenue growth in 2011. There was strong adjusted revenue growth in P&C U.S. and in PCG, in large part due to the acquired business, and solid growth in P&C Canada, driven by volume growth in most products, partly offset by a slight reduction in net interest margin. Adjusted revenue growth in BMO Capital Markets was modest, as higher investment banking fees and equity trading revenues were partly offset by lower trading net interest income, a decrease in corporate lending revenues and lower lending volumes. The weaker U.S. dollar lowered overall adjusted revenue growth by $174 million or 1.4 percentage points, excluding the impact related to acquisitions. For the fourth consecutive year, there was solid growth in consolidated net interest income and non-interest revenue.

The global economy experienced volatile and uncertain market conditions in 2011, causing certain sectors to remain challenged, notably the real estate sector. The uncertainty persisted throughout 2011, largely due to growing concerns surrounding the European and U.S. economies, placing pressure on the global economic recovery. BMO recorded $1,212 million of provisions for credit losses in 2011, comprised of $1,126 million of specific provisions for credit losses and an

$86 million increase in the collective allowance. This compared to the $1,049 million provision recorded in 2010, comprised of specific provisions with no change to the collective allowance.

Non-interest expense increased $1,122 million or 15% to $8,741 million in 2011. Adjusted non-interest expense increased $870 million or 11% to $8,453 million. The net effect of the M&I acquisition increased adjusted expense in 2011 relative to 2010 by $381 million or 5.0%. The weaker U.S. dollar reduced adjusted expense in 2011 by $113 million or 1.5%, excluding the impact related to acquisitions. Excluding these two factors, expenses increased $602 million or 7.9%, primarily due to continued investment in our business. There were also increases due to implementation of the harmonized sales tax in Ontario and British Columbia in July 2010. Employment levels increased in 2011 by 9,346 full-time equivalent employees or 25% to 46,975 full-time equivalent employees at October 31, 2011, due to acquisitions and continued investment in our businesses.

The provision for income taxes was $876 million in 2011, compared with $687 million in 2010. The adjusted provision for income taxes in 2011 was $906 million, compared with $691 million in 2010. The effective tax rate in 2011 was 22.0%, compared with 19.2% in 2010. The adjusted effective tax rate in 2011 was 21.7%, compared with 19.2% in 2010. The higher effective adjusted tax rate in 2011 was mainly attributable to proportionately lower tax-exempt income and lower net recoveries of prior years’ income taxes, partially offset by the effect of a reduction in the Canadian statutory income tax rate.

Net income in P&C Canada in 2011 rose $107 million or 6.4% from 2010 to $1,773 million. Revenue increased $305 million or 5.2% to $6,168 million. Results reflected volume growth in most products, partially offset by lower net interest margin. There was good revenue growth in commercial banking and personal banking, with revenues growing by 7.8% and 3.6%, respectively. Non-interest expense increased $169 million or 5.6% to $3,148 million due to higher initiative-related spending, higher employee-related costs and the inclusion of results for two additional months of the Diners Club business.

Net income in P&C U.S. increased $136 million or 62% to $352 million in 2011. Adjusted net income was $387 million, up $152 million or 64%. On a U.S. dollar basis, net income increased $149 million or 72% and adjusted net income increased $166 million or 74%, with M&I contributing $124 million and $142 million, respectively. Revenue increased $557 million to $1,972 million, and increased $639 million on a U.S. dollar basis. Adjusted non-interest expense increased $246 million or 26% to $1,183 million, and increased $299 million or 33% on a U.S. dollar basis. The acquired M&I business increased adjusted non-interest expense by $275 million, and $276 million on a U.S. dollar basis.

BMO Financial Group 195th Annual Report 2012	93

MANAGEMENT’S DISCUSSION AND ANALYSIS

Net income in Private Client Group was $476 million, up $45 million or 10% from 2010. Adjusted net income was $486 million, up $49 million or 11%. Adjusted net income in PCG excluding insurance was $355 million, up $86 million or 32%. Adjusted net income in Insurance was $131 million, down $37 million or 22%, due to the impact of higher than usual earthquake-related reinsurance claims and the unfavourable impact of movements in long-term interest rates. Revenue of $2,585 million in 2011 increased $329 million or 15%. Revenue in PCG excluding insurance increased by 19% due to the impact of the M&I and LGM acquisitions, as well as growth in all of our businesses, due in part to increases in client assets under management and administration. Insurance revenues decreased 15% primarily due to the impact of the reinsurance claims and interest rate movements described above, partially offset by higher net premium revenue. Non-interest expense of $1,956 million increased $277 million or 17%. Adjusted non-interest expense of $1,944 million increased $271 million or 16% primarily due to the impact of acquisitions and higher revenue-based costs, in line with improved performance.

Net income in BMO Capital Markets increased $86 million to $902 million in 2011, as revenue increases and lower provisions for credit losses were partially offset by increased expenses. Revenue increased $21 million to $3,299 million in 2011. Revenue growth reflected the strength and resilience of our businesses. Net interest income decreased due to lower trading net interest income in a weaker market environment, and a decrease in corporate banking revenue, reflecting lower asset levels and reduced spreads. Non-interest revenue increased, driven by higher investment banking fees, particularly from mergers and acquisitions and debt underwriting, and an improvement in equity trading revenue, partly offset by a decline in lending fees. The weaker U.S. dollar reduced revenue by $70 million. Provisions for credit losses were $145 million lower on an expected loss basis. Non-interest expense increased $70 million or 3.8% to $1,895 million due to increased employee costs, as we made strategic hires across our operations to position our business for future growth, and to higher professional fees and computer costs.

Corporate Services net loss for the year was $389 million, compared with a net loss of $245 million in 2010. There was an adjusted net loss of $281 million, compared with an adjusted net loss of $244 million in 2010. The increase in the adjusted net loss was attributable to higher expenses and higher provisions for credit losses charged to Corporate Services under our expected loss provisioning methodology, partly offset by improved revenues. The improvement in revenues was primarily due to a lower group teb offset, partially offset by higher residual funding costs and costs associated with supplemental liquidity. Adjusted expense increased, driven by increases in technology investment spending, professional fees and employee costs.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 98.

94	BMO Financial Group 195th Annual Report 2012

Review of Fourth Quarter 2012 Performance

Reported net income for the fourth quarter of 2012 was $1,082 million, up 41% or $314 million from a year ago. Adjusted net income for the fourth quarter was $1,125 million, up 35% or $293 million from a year ago. Adjusted results for the quarter exclude: $35 million after-tax net benefit for credit-related items in respect of the M&I purchased performing loan portfolio; $153 million pre-tax ($95 million after tax) for integration costs of the acquired business; $67 million before and after tax benefit from run-off structured credit activities; a $49 million decrease ($27 million after tax) in the collective allowance for credit losses; a $74 million ($53 million after tax) restructuring charge to help align our cost structure for the current and future business environment; and $34 million pre-tax ($24 million after tax) of amortization of acquisition-related intangible assets. Summary income statements and data for the quarter and comparative quarters are outlined on page 97. Adjusting items are included in Corporate Services except the amortization of acquisition-related intangible assets, which is included across the operating groups.

Amounts in the rest of this Review of Fourth Quarter 2012 Performance section are stated on an adjusted basis.

Net income growth reflected good revenue growth and controlled expense growth, resulting in operating leverage of 2.7%. Provisions for credit losses were lower and the effective tax rate decreased. BMO Capital Markets net income was significantly higher than a year ago as the market environment improved. PCG results were also higher, due to improvements in its insurance operations. P&C Canada’s results on an expected loss basis were unchanged from a year ago as the effects of increased balances and fees across most products were offset by reduced net interest margin. Its net income increased on an actual loss basis. P&C U.S. results decreased from strong results a year ago due to lower revenue, due primarily to a reduction in certain loan portfolios and regulatory changes that lowered interchange fees. Corporate Services net income was higher, due primarily to a recovery of provisions for credit losses on the M&I purchased credit impaired loan portfolio and lower provisions charged to Corporate Services under BMO’s expected loss provisioning methodology.

BMO’s revenue increased $250 million or 6.8% to $3,920 million. There was strong growth in BMO Capital Markets and in Private Client Group. Revenues were relatively unchanged in P&C Canada and decreased in P&C U.S.

Net interest income decreased $40 million or 2.0% to $1,956 million. BMO’s overall net interest margin decreased by 11 basis points year over year to 1.67% due to decreases in each of the operating groups. Average earning assets increased $20.2 billion or 4.5% relative to a year ago. There was strong asset growth in BMO Capital Markets, P&C Canada and Private Client Group, partly offset by a decrease in P&C U.S.

Non-interest revenue increased $290 million or 17% to $1,964 million from the fourth quarter a year ago. There was strong growth in trading revenues as the trading environment was improved from the prior year. Underwriting fees also improved. Foreign exchange revenues increased and insurance revenues were higher due to changes to our investment portfolio to improve asset-liability management and the annual review of actuarial assumptions.

Non-interest expense increased $95 million or 4.1% from a year ago to $2,436 million. The increase was attributable to higher performance-based costs and spending on strategic initiatives. Our increased focus on productivity contributed to relatively low expense growth.

Provisions for credit losses in the fourth quarter of 2012 were $113 million or an annualized 20 basis points of average net loans and acceptances, compared with $281 million or 53 basis points in the fourth quarter of 2011. Included in the provision for credit losses is a recovery of $132 million related to the M&I purchased credit impaired loans this quarter, compared with $nil in the fourth quarter of 2011.

The provision for income taxes of $246 million increased $30 million. The effective tax rate for the quarter was 17.9%, compared with 20.7% in the fourth quarter of 2011 due to higher recoveries of prior periods’ income taxes.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 98.

BMO Financial Group 195th Annual Report 2012	95

MANAGEMENT’S DISCUSSION AND ANALYSIS

Quarterly Earning Trends

BMO’s results and performance measures for the past eight quarters are outlined on page 97. Periodically, certain business lines and units within the business lines are transferred between client operating groups to more closely align BMO’s organizational structure with its strategic priorities. Comparative figures have been restated to conform to the current presentation.

We have remained focused on embracing a culture that places the customer at the centre of everything we do. Economic conditions were at times challenging for some of our businesses in 2011 and 2012, but conditions have improved overall and quarterly adjusted results have trended higher over the past two years. We are now more focused on improving our productivity in the low growth environment.

BMO’s quarterly earnings, revenue and expense are modestly affected by seasonal factors. Since our second fiscal quarter has 89 days (90 in a leap year) and other quarters have 92 days, second-quarter results are lower relative to other quarters because there are fewer calendar days, and thus fewer business days. The months of July (third quarter) and August (fourth quarter) are typically characterized by lower levels of capital markets activity, which has an effect on results in Private Client Group and BMO Capital Markets. The December holiday season also contributes to a slowdown in some activities; however, credit card purchases are particularly robust in that first-quarter period, as well as in the back-to-school period that falls in our fourth quarter.

P&C Canada has continued to offer attractive products and services to meet our customers’ needs while also providing new products across all channels. These include BMO Mobile Banking, the Online Banking for Business portal and BMO Business Bundles. Customer loyalty improved in both the personal and commercial segments and we continue to see increases in the average number of product categories used by both personal and commercial banking customers. We have strengthened our branch network, expanded our ABM network and added to our specialized sales force. P&C Canada has maintained its good performance over the past two years. Results have reflected growth in volumes across most products in both the personal and commercial segments, but growth in earnings and revenue has been muted by reduced net interest margin as a result of the low interest rate environment and competitive pressures.

P&C U.S. continues to build a customer-focused culture with a superior combination of sector expertise and local knowledge centred on helping our customers grow and achieve their financial goals. P&C U.S. has operated in a difficult economic environment since 2007. A drop in loan utilization in 2010 affected revenue growth and net income, but results improved significantly in 2011 and 2012 as we began to include the results of the acquired business late in the third quarter of 2011, as well as improved commercial loan utilization.

Private Client Group is focused on helping clients reach their goals by providing a broad offering of innovative, high-value products and solutions. Operating results improved in 2012 after having also increased in 2011. Quarterly results in PCG, excluding Insurance, have grown on a relatively consistent basis, reflecting increases in revenues from acquisitions and across most businesses. Quarterly results in Insurance have been subject to variability due to unusually high charge in respect of reinsurance claims related to earthquakes in Japan and New Zealand in 2011 and the effects of long-term interest rate movements in both 2011 and 2012. Results in the fourth quarter each year also reflect the impact from the annual review of actuarial assumptions and, in the fourth quarter of 2012, the benefit of changes to the investment portfolio to improve asset-liability management. In the third quarter of 2011 PCG’s results began to reflect the acquisition of the Lloyd George Management group of companies and the M&I wealth management business. M&I in particular has contributed to strong results for both years.

BMO Capital Markets continues to implement a strategy of building a North American capital markets business by deepening core relationships through a unified approach to client coverage and generating ideas that create a better client experience. Results in the first nine months of 2011 were very strong, but fell in the fourth quarter of that year due to a difficult market environment. Results in the first nine months of 2012 were generally good, but were down from the levels recorded in 2011 due to less favourable market conditions; however, results in the final quarter of 2012 were stronger, due to increased revenues and a recovery of prior periods’ income taxes, and net income for 2012 was better than in 2011.

BMO’s overall provisions for credit losses measured as a percentage of loans and acceptances were lower in 2012 than in 2011. Adjusted provisions, which exclude provisions on the M&I purchased loan portfolio and changes in the collective allowance, were relatively consistent throughout 2012 but were also lower than in 2011, due in part to recoveries of provisions on the M&I purchased credit impaired loan portfolio and an improvement in the credit environment.

Corporate Services quarterly net income can vary, in large part due to the effects of our use of an expected loss provisioning methodology for management reporting purposes, changes in the collective allowance and the impact of recording revenue, expense and income taxes not attributed to the client operating groups. Adjusted results in Corporate Services reflect greater consistency, and on this basis, were relatively steady in 2012 and better than in 2011. This was primarily due to a reduction in the adjusted provision for credit losses recorded in Corporate Services in 2012, reflecting the significant recoveries of provisions on the M&I purchased credit impaired loan portfolio. BMO’s overall provisions on an actual loss basis in 2012 were down from the prior year, and this resulted in an increase in net income in Corporate Services in 2012. BMO’s actual credit losses were lower than expected losses charged to the client operating groups in 2012, compared with a charge in 2011 when BMO’s actual credit losses were higher than expected losses charged to the operating groups. The application of expected credit losses and actual credit losses is discussed in the Corporate Services including the Technology and Operations section on page 58.

The U.S. dollar weakened in the first half of 2011 before strengthening in the fourth quarter and reaching a level close to parity. Movements in exchange rates in 2012 were more subdued. A weaker U.S. dollar lowers the translated value of U.S.-dollar-denominated revenues, expenses, provisions for credit losses, income taxes and net income.

The effective income tax rate can vary, as it depends on the timing of resolution of certain tax matters, recoveries of prior periods’ income taxes and the relative proportion of earnings attributable to the different jurisdictions in which we operate. The adjusted effective rate was lower in 2012 than in 2011 due in large part to a 1.6 percentage point reduction in the statutory Canadian income tax rate in 2012 and higher recoveries of prior periods’ income taxes.

Caution

This Quarterly Earnings Trends section contains forward-looking statements.

Please see the Caution Regarding Forward-Looking Statements.

96	BMO Financial Group 195th Annual Report 2012

Summarized Statement of Income and Quarterly Financial Measures

($ millions)	Oct. 31 2012	July 31 2012	April 30 2012	Jan. 31 2012	Oct. 31 2011*	July 31 2011*	April 30 2011*	Jan. 31 2011*	2012	2011*	2010
Net interest income	2,145	2,225	2,120	2,318	2,262	1,803	1,692	1,717	8,808	7,474	6,235
Non-interest revenue	2,031	1,653	1,839	1,799	1,560	1,517	1,641	1,751	7,322	6,469	6,004
Total revenue	4,176	3,878	3,959	4,117	3,822	3,320	3,333	3,468	16,130	13,943	12,239
Provision for credit losses – specific	216	229	195	122	299	245	265	317	762	1,126	1,049
Provision for credit losses – general	(24)	8	–	19	63	(15)	32	6	3	86	–
Non-interest expense	2,701	2,484	2,499	2,554	2,432	2,221	2,030	2,058	10,238	8,741	7,619
Income before provision for income taxes	1,283	1,157	1,265	1,422	1,028	869	1,006	1,087	5,127	3,990	3,571
Provision for income taxes	201	187	237	313	260	161	193	262	938	876	687
Net income	1,082	970	1,028	1,109	768	708	813	825	4,189	3,114	2,884

Operating group reported net income:
Personal and Commercial Banking	569	582	567	583	594	533	467	531	2,301	2,125	1,882
Private Client Group	166	109	145	105	137	104	91	144	525	476	431
BMO Capital Markets	293	232	225	198	143	270	229	260	948	902	816
Corporate Services, including T&O	54	47	91	223	(106)	(199)	26	(110)	415	(389)	(245)
BMO Financial Group reported net income	1,082	970	1,028	1,109	768	708	813	825	4,189	3,114	2,884
Adjusted net income	1,125	1,013	982	972	832	856	770	817	4,092	3,275	2,916

Information per Common Share ($)
Dividends declared	0.72	0.70	0.70	0.70	0.70	0.70	0.70	0.70	2.82	2.80	2.80
Earnings
Basic	1.59	1.42	1.52	1.65	1.12	1.10	1.34	1.36	6.18	4.90	4.78
Diluted	1.59	1.42	1.51	1.63	1.11	1.09	1.32	1.34	6.15	4.84	4.75
Adjusted earnings
Basic	1.65	1.49	1.45	1.43	1.22	1.35	1.26	1.35	6.02	5.17	4.83
Diluted	1.65	1.49	1.44	1.42	1.20	1.34	1.25	1.32	6.00	5.10	4.81
Book value	40.25	39.43	38.06	37.85	36.76	35.38	31.38	31.38	40.25	36.76	34.09
Market price
High	59.96	58.73	59.91	61.29	61.40	62.74	63.94	62.44	61.29	63.94	65.71
Low	56.72	53.15	56.54	54.38	55.02	59.31	57.81	56.17	53.15	55.02	49.78
Close	59.02	57.44	58.67	58.29	58.89	60.03	62.14	57.78	59.02	58.89	60.23

Financial Measures (%)
Dividend yield	4.9	4.9	4.8	4.8	4.8	4.7	4.5	4.8	4.8	4.8	4.6
Diluted earnings per share growth	43.2	30.3	14.4	21.6	(10.5)	(3.5)	4.8	19.6	27.1	1.9	54.2
Adjusted diluted earnings per share growth	37.5	11.2	15.2	7.6	(4.8)	17.5	(2.3)	16.8	17.6	6.0	19.7
Return on equity	15.6	14.5	16.2	17.2	12.7	13.3	17.5	17.8	15.9	15.1	14.9
Adjusted return on equity	16.3	15.2	15.4	15.0	13.9	16.4	16.6	17.6	15.5	16.0	15.0
Net economic profit growth	+100	84.5	16.2	33.4	(21.1)	31.0	30.9	+100	53.0	33.0	+100
Net income growth	40.8	36.9	26.5	34.4	1.4	3.0	6.5	22.1	34.5	8.0	54.8
Adjusted net income growth	35.1	18.4	27.5	18.9	8.6	22.9	–	19.7	24.9	12.3	22.9
Revenue growth	9.3	16.8	18.8	18.7	18.1	13.9	9.0	14.4	15.7	13.9	10.6
Adjusted revenue growth	6.8	8.8	14.9	8.5	13.4	16.0	6.1	13.7	9.7	12.3	5.7
Expense growth	11.0	11.9	23.2	24.1	19.9	16.5	10.4	11.5	17.1	14.7	3.2
Adjusted expense growth	4.1	13.2	18.2	16.1	16.0	9.1	9.0	11.5	12.5	11.5	5.0
Net interest margin on earning assets	1.83	1.88	1.89	2.05	2.01	1.76	1.82	1.78	1.91	1.85	1.88
Adjusted net interest margin on earning assets	1.67	1.70	1.76	1.85	1.78	1.78	1.83	1.79	1.74	1.79	1.88
Efficiency ratio	64.7	64.1	63.1	62.0	63.7	66.9	60.9	59.3	63.5	62.7	62.2
Adjusted efficiency ratio	62.2	63.7	63.2	63.5	63.8	61.2	61.5	59.4	63.1	61.5	62.0
Operating leverage	(1.7)	4.9	(4.4)	(5.4)	(1.8)	(2.6)	(1.4)	2.9	(1.4)	(0.8)	7.4
Adjusted operating leverage	2.7	(4.4)	(3.3)	(7.6)	(2.6)	6.9	(2.9)	2.2	(2.8)	0.8	0.7
Provision for credit losses as a % of average net loans and acceptances	0.30	0.38	0.32	0.23	0.60	0.43	0.58	0.63	0.31	0.56	0.61
Effective tax rate	15.7	16.2	18.7	22.0	25.3	18.5	19.2	24.1	18.3	22.0	19.2
Adjusted effective tax rate	17.9	16.9	19.5	23.7	20.7	19.7	21.7	24.5	19.5	21.7	19.2
Canadian/U.S. dollar average exchange rate ($)	0.989	1.018	0.992	1.013	1.008	0.963	0.962	1.007	1.003	0.985	1.043
Gross impaired loans and acceptances as a % of equity and allowance for credit losses (1)	9.30	9.15	9.34	8.74	8.98	7.94	10.18	11.46	9.30	8.98	12.18
Cash and securities-to-total assets	29.4	31.3	32.0	32.2	29.5	32.0	32.9	33.1	29.4	29.5	35.0
Common Equity Ratio (Basel II basis)	10.5	10.3	9.9	9.7	9.6	9.1	10.7	10.2	10.5	9.6	10.3
Tier 1 Capital Ratio	12.6	12.4	12.0	11.7	12.0	11.5	13.8	13.0	12.6	12.0	13.5
Total Capital Ratio	14.9	14.8	14.9	14.6	14.9	14.2	17.0	15.2	14.9	14.9	15.9

2010 based on CGAAP.

* Growth rates for 2011 reflect growth based on CGAAP in 2010 and IFRS in 2011.

(1)	Effective in the fourth quarter of 2010, the calculation excludes non-controlling interest in subsidiaries. Prior periods have been restated to reflect this change.

In the opinion of Bank of Montreal management, information that is derived from unaudited financial information, including information as at and for the interim periods, includes all adjustments necessary for a fair presentation of such information. All such adjustments are of a normal and recurring nature. Financial ratios for interim periods are stated on an annualized basis where appropriate, and the ratios, as well as interim operating results, are not necessarily indicative of actual results for the full fiscal year.

Net economic profit and adjusted results in this table are non-GAAP and are discussed in the Non-GAAP Measures section on page 98.

BMO Financial Group 195th Annual Report 2012	97

MANAGEMENT’S DISCUSSION AND ANALYSIS

Non-GAAP Measures

Results and measures in this MD&A are presented on a GAAP basis. They are also presented on an adjusted basis that excludes the impact of certain items as set out in the following table. Management assesses performance on both a reported and an adjusted basis and considers both bases to be useful in assessing underlying ongoing business performance. Presenting results on both bases provides readers with an enhanced understanding of how management views results. It also permits readers to assess the impact of the specified items on results for the periods presented and to better assess results excluding those items if they consider the items to not be reflective of ongoing results. As such, the presentation may facilitate readers’ analysis of trends, as well as comparisons with our competitors. Adjusted results and measures are non-GAAP and as such do not have standardized meaning under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from or as a substitute for GAAP results. Details of adjustments are also set out in the Adjusting Items section on page 32.

Certain of the adjusting items relate to expenses that arise as a result of acquisitions, including the amortization of acquisition-related intangible assets, and these expenses have been designated as adjusting items because the purchase decision may not consider the amortization of such assets to be a relevant expense. Certain other acquisition-related costs in respect of the acquired business have been designated as adjusting items due to the significance of the amounts and the fact that they can affect trend analysis. Certain other items have also been designated as adjusting items due to their effects on trend analysis. These include changes in the collective allowance and credit-related amounts in respect of the acquired M&I performing loan portfolio, structured credit run-off activities and restructuring costs.

Net economic profit represents net income available to common shareholders after deduction of a charge for capital, and is considered an effective measure of added economic value.

Pre-provision, pre-tax earnings is considered a useful measure of performance because it excludes the effects of credit losses and income taxes, which can at times mask performance because of their size and variability.

In fiscal 2012, adjusting items increased pre-tax income by $44 million ($97 million after tax) and included a $251 million net benefit after tax of credit-related items in respect of the M&I purchased performing loan portfolio; an $82 million ($53 million after tax) decrease in the collective allowance; costs of $402 million ($250 million after tax) for the integration of the acquired business; a $134 million ($96 million after tax) charge for amortization of acquisition-related intangible assets on all acquisitions; the benefit from run-off structured credit activities of $264 million ($261 million after tax) primarily included in trading revenue; and a restructuring charge of $173 million ($122 million after tax) to align our cost structure with the emerging business environment. Adjusting items were included in Corporate Services with the exception of the amortization of acquisition-related intangible assets, which was charged to the operating groups as follows: P&C Canada $11 million ($10 million after tax); P&C U.S. $94 million ($64 million after tax); Private Client Group $28 million ($21 million after tax); and BMO Capital Markets $1 million ($1 million after tax).

In fiscal 2011, adjusting items decreased net income by $161 million after tax and included: a $107 million net benefit after tax of credit-related items in respect of the M&I purchased performing loan portfolio; an increase in the collective allowance for credit losses of $6 million ($4 million after tax); costs of $131 million ($84 million after tax) for the integration of the acquired business; M&I acquisition-related costs of $87 million ($62 million after tax); a $70 million ($54 million after tax) charge for amortization of acquisition-related intangible assets on all acquisitions; a $50 million loss before and after tax from run-off structured credit activities; and a $20 million ($14 million after tax) charge on the hedge of foreign currency risk on the purchase of M&I. Adjusting items were included in Corporate Services with the exception of the amortization of acquisition-related intangible assets, which was charged to the operating groups as follows: P&C Canada $9 million ($9 million after tax); P&C U.S. $49 million ($35 million after tax); and Private Client Group $12 million ($10 million after tax).

In fiscal 2010, there were no adjusting items other than a $36 million ($32 million after tax) charge for amortization of acquisition-related intangible assets, which was charged to the operating groups as follows: P&C Canada $6 million ($6 million after tax); P&C U.S. $23 million ($19 million after tax); Private Client Group $6 million ($6 million after tax); and BMO Capital Markets $1 million ($1 million after tax).

In the fourth quarter of 2012, adjusting items decreased net income by $88 million ($43 million after tax) and included a $35 million net benefit after tax of credit-related items in respect of the acquired M&I performing loan portfolio; an increase in the collective allowance for credit losses of $49 million ($27 million after tax); costs of $153 million ($95 million after tax) for the integration of the acquired business; a $34 million ($24 million after tax) charge for amortization of acquisition-related intangible assets on all acquisitions; the benefit from run-off structured credit activities of $67 million before and after tax; and a restructuring charge of $74 million ($53 million after tax) to align our cost structure with the current and future business environment. Adjusting items were included in Corporate Services with the exception of the amortization of acquisition-related intangible assets, which was charged to the operating groups as follows: P&C Canada $3 million ($2 million after tax); P&C U.S. $24 million ($16 million after tax); and Private Client Group $7 million ($6 million after tax).

In the fourth quarter of 2011, adjusting items decreased net income by $64 million after tax. Adjusting items consisted of a $107 million net benefit after tax of credit-related items in respect of the acquired M&I performing loan portfolio; $53 million ($35 million after tax) for the integration costs of the acquired business; a $33 million ($25 million after tax) charge for amortization of acquisition-related intangible assets on all acquisitions; a $119 million loss before and after tax from the results of run-off structured credit activities, primarily included in trading revenue; a $17 million ($12 million after tax) collective provision for credit losses; and a $5 million ($4 million after tax) charge for M&I acquisition-related costs. Adjusting items were included in Corporate Services with the exception of the amortization of acquisition-related intangible assets, which was charged to the operating groups as follows: P&C Canada $3 million ($2 million after tax); P&C U.S. $25 million ($17 million after tax); and Private Client Group $6 million ($6 million after tax).

98	BMO Financial Group 195th Annual Report 2012

Non-GAAP Measures (Cont’d)

(Canadian $ in millions, except as noted)	2012	2011*	2010	Q4 2012	Q4 2011*

Reported Results
Revenue	16,130	13,943	12,239	4,176	3,822
Non-interest expense	(10,238)	(8,741)	(7,619)	(2,701)	(2,432)
Pre-provision, pre-tax earnings	5,892	5,202	4,620	1,475	1,390
Provision for credit losses	(765)	(1,212)	(1,049)	(192)	(362)
Provision for income taxes	(938)	(876)	(687)	(201)	(260)
Net income	4,189	3,114	2,884	1,082	768

Reported Measures (5)
EPS ($)	6.15	4.84	4.75	1.59	1.11
Net income growth (%)	34.5	8.0	54.8	40.8	1.4
EPS growth (%)	27.1	1.9	54.2	43.2	(10.5)
Revenue growth (%)	15.7	13.9	10.6	9.3	18.1
Non-interest expense growth (%)	17.1	14.7	3.2	11.0	19.9
Efficiency ratio (%)	63.5	62.7	62.2	64.7	63.7
Operating leverage (%)	(1.4)	(0.8)	7.4	(1.7)	(1.8)
Return on equity (%)	15.9	15.1	14.9	15.6	12.7

Adjusting Items (Pre-tax)
Credit-related items on the M&I purchased performing loan portfolio (2)	407	173	–	57	173
M&I integration costs (4)	(402)	(131)	–	(153)	(53)
M&I acquisition-related costs	–	(87)	–	–	(5)
Hedge costs related to foreign exchange risk on purchase of M&I	–	(20)	–	–	–
Amortization of acquisition-related intangible assets (4)	(134)	(70)	(36)	(34)	(33)
Decrease (increase) in the collective allowance for credit losses	82	(6)	–	49	17
Run-off structured credit activities (3)	264	(50)	–	67	(119)
Restructuring charge (4)	(173)	–	–	(74)	–
Adjusting items included in reported pre-tax income	44	(191)	(36)	(88)	(20)

Adjusting Items (After tax)
Credit-related items on the M&I purchased performing loan portfolio (2)	251	107	–	35	107
M&I integration costs (4)	(250)	(84)	–	(95)	(35)
M&I acquisition-related costs	–	(62)		–	(4)
Hedge costs related to foreign exchange risk on purchase of M&I	–	(14)	–	–	–
Amortization of acquisition-related intangible assets (4)	(96)	(54)	(32)	(24)	(25)
Decrease (increase) in the collective allowance for credit losses	53	(4)	–	27	12
Run-off structured credit activities (3)	261	(50)	–	67	(119)
Restructuring charge (4)	(122)	–	–	(53)	–
Adjusting items included in reported net income after tax	97	(161)	(32)	(43)	(64)
EPS ($)	0.15	(0.26)	(0.06)	(0.06)	(0.09)

Adjusted Results (1)
Revenue	15,067	13,742	12,239	3,920	3,670
Non-interest expense	(9,513)	(8,453)	(7,583)	(2,436)	(2,341)
Pre-provision, pre-tax earnings	5,554	5,289	4,656	1,484	1,329
Provision for credit losses	(471)	(1,108)	(1,049)	(113)	(281)
Provision for income taxes	(991)	(906)	(691)	(246)	(216)
Adjusted net income	4,092	3,275	2,916	1,125	832

Adjusted Measures (1) (5)
EPS ($)	6.00	5.10	4.81	1.65	1.20
Net income growth (%)	24.9	12.3	22.9	35.1	8.6
EPS growth (%)	17.6	6.0	19.7	37.5	(4.8)
Revenue growth (%)	9.7	12.3	5.7	6.8	13.4
Non-interest expense growth (%)	12.5	11.5	5.0	4.1	16.0
Efficiency ratio (%)	63.1	61.5	62.0	62.2	63.8
Operating leverage (%)	(2.8)	0.8	0.7	2.7	(2.6)
Return on equity (%)	15.5	16.0	15.0	16.3	13.9

2010 based on CGAAP.

(1)	Adjusted results and measures in this table are non-GAAP amounts or non-GAAP measures.
(2)	Comprised of $783 million of net interest income, $291 million of specific provisions for credit losses and $85 million of collective provisions in 2012; and $271 million of net interest income, $80 million of specific provisions for credit losses and $18 million of collective provisions in 2011.
(3)	Substantially all included in trading revenue, in non-interest revenue.
(4)	Included in non-interest expense.
(5)	Amounts for periods prior to fiscal 2011 have not been restated to conform to IFRS. As a result, growth measures for years prior to 2012 may not be meaningful.
*	Growth rates for 2011 reflect growth based on CGAAP in 2010 and IFRS in 2011.

BMO Financial Group 195th Annual Report 2012	99

SUPPLEMENTAL INFORMATION

Supplemental Information

As of November 1, 2011, BMO’s financial results have been reported in accordance with IFRS. The consolidated financial statements for comparative periods in fiscal year 2011 have been restated. Results for years prior to 2011 have not been restated and are presented in accordance with Canadian GAAP as defined at that time (CGAAP). As such, certain growth rates and compound annual growth rates (CAGR) may not be meaningful.

Adjusted results in this section are non-GAAP measures. Refer to the non-GAAP Measures section on page 98.

Table 1: Shareholder Value

As at or for the year ended October 31	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
Market Price per Common Share ($)
High	61.29	63.94	65.71	54.75	63.44	72.75	70.24	62.44	59.65	50.26
Low	53.15	55.02	49.78	24.05	35.65	60.21	56.86	53.05	49.28	37.79
Close	59.02	58.89	60.23	50.06	43.02	63.00	69.45	57.81	57.55	49.33

Common Share Dividends
Dividends declared per share ($)	2.82	2.80	2.80	2.80	2.80	2.71	2.26	1.85	1.59	1.34
Dividends paid per share ($)	2.80	2.80	2.80	2.80	2.80	2.63	2.13	1.80	1.50	1.29
Dividend payout ratio (%)	45.6	57.1	58.6	90.6	73.9	64.8	43.0	39.1	35.2	38.2
Dividend yield (%)	4.8	4.8	4.6	5.6	6.5	4.3	3.3	3.2	2.8	2.7
Dividends declared ($ millions)	1,820	1,690	1,571	1,530	1,409	1,354	1,133	925	796	666

Total Shareholder Return (%)
Five-year average annual return	4.2	1.9	5.9	1.8	0.9	14.2	19.1	13.8	18.9	12.9
Three-year average annual return	10.8	17.4	4.5	(5.3)	(5.6)	6.6	15.6	18.4	23.0	15.3
One-year return	5.2	2.4	26.4	25.1	(27.9)	(5.8)	24.1	3.7	20.0	33.4

Common Share Information
Number outstanding (in thousands)
End of year	650,730	639,000	566,468	551,716	504,575	498,563	500,726	500,219	500,897	499,632
Average basic	644,407	591,403	559,822	540,294	502,062	499,950	501,257	500,060	501,656	496,208
Average diluted	648,615	607,068	563,125	542,313	506,697	508,614	511,173	510,845	515,045	507,009
Number of shareholder accounts	59,238	58,769	36,612	37,061	37,250	37,165	38,360	40,104	41,438	42,880
Book value per share ($)	40.25	36.76	34.09	31.95	32.02	28.29	28.89	26.48	24.20	22.09
Total market value of shares ($ billions)	38.4	37.6	34.1	27.6	21.7	31.4	34.8	28.9	28.8	24.6
Price-to-earnings multiple	9.6	12.2	12.7	16.3	11.4	15.3	13.5	12.5	13.1	14.3
Price-to-adjusted earnings multiple	9.8	11.5	12.5	12.5	9.2	11.6	13.4	12.9	13.4	13.7
Market-to-book value multiple	1.47	1.49	1.77	1.57	1.34	2.23	2.40	2.18	2.38	2.23

2010 and prior based on CGAAP.

Throughout this Supplemental Information section, certain amounts for years prior to 2004 have not been restated to reflect changes in accounting policies in 2006 as the changes were not significant.

100	BMO Financial Group 195th Annual Report 2012

Table 2: Summary Income Statement and Growth Statistics ($ millions, except as noted)

For the year ended October 31	2012	2011	2010	2009	2008	5-year CAGR	10-year CAGR
Income Statement – Reported Results
Net interest income	8,808	7,474	6,235	5,570	5,072	12.8	6.5
Non-interest revenue	7,322	6,469	6,004	5,494	5,133	10.1	6.4
Total revenue	16,130	13,943	12,239	11,064	10,205	11.5	6.5
Provision for credit losses	765	1,212	1,049	1,603	1,330	nm	nm
Non-interest expense	10,238	8,741	7,619	7,381	6,894	9.2	5.4
Income before provision for income taxes	5,127	3,990	3,571	2,080	1,981	16.4	11.2
Provision for (recovery of) income taxes	938	876	687	217	(71)	37.8	9.2
Non-controlling interest in subsidiaries (1)	na	na	74	76	74	nm	nm
Net income	4,189	3,114	2,810	1,787	1,978	13.7	11.6
Attributable to bank shareholders	4,115	3,041	2,810	1,787	1,978	14.1	11.6
Attributable to non-controlling interest in subsidiaries	74	73	na	na	na	nm	nm
Net income	4,189	3,114	2,810	1,787	1,978	13.7	11.6

Income Statement – Adjusted Results
Net interest income	8,029	7,248	6,235	5,570	5,072	10.7	5.5
Non-interest revenue	7,038	6,494	6,004	6,015	5,521	5.2	7.2
Total revenue	15,067	13,742	12,239	11,585	10,593	7.9	5.7
Provision for credit losses	471	1,108	1,049	1,543	1,070	nm	nm
Non-interest expense	9,513	8,453	7,583	7,220	6,852	7.9	6.1
Income before provision for income taxes	5,083	4,181	3,607	2,822	2,671	7.9	7.2
Provision for (recovery of) income taxes	991	906	691	450	158	10.7	(0.4)
Non-controlling interest in subsidiaries (1)	na	na	74	76	74	nm	nm
Adjusted net income	4,092	3,275	2,916	2,372	2,513	7.3	10.5
Attributable to bank shareholders	4,018	3,202	2,916	2,372	2,513	6.9	10.3
Attributable to non-controlling interest in subsidiaries	74	73	na	na	na	nm	nm
Adjusted net income	4,092	3,275	2,916	2,372	2,513	7.3	10.5

Earnings per Share (EPS) ($)
Basic	6.18	4.90	4.78	3.09	3.79	8.1	8.5
Diluted	6.15	4.84	4.75	3.08	3.76	8.4	8.7
Adjusted diluted	6.00	5.10	4.81	4.02	4.67	2.0	7.5

Year-over-Year Growth-Based Statistical Information (%)
Net income growth	34.5	8.0	54.8	(9.2)	(7.0)	na	na
Adjusted net income growth	24.9	12.3	22.9	(5.6)	(12.8)	na	na
Diluted EPS growth	27.1	1.9	54.2	(18.1)	(8.5)	na	na
Adjusted diluted EPS growth	17.6	6.0	19.7	(13.9)	(14.0)	na	na
2010 and prior based on CGAAP. Five and ten year CAGR based on CGAAP in 2007 and 2002, respectively, and on IFRS in 2012. 2011 growth rates based on CGAAP in 2010 and IFRS in 2011.

(1) Prior to 2011, under CGAAP, non-controlling interest in subsidiaries was deducted in the determination of net income.

nm – not meaningful

na – not applicable

BMO Financial Group 195th Annual Report 2012	101

SUPPLEMENTAL INFORMATION

Table 3: Returns on Equity and Assets ($ millions, except as noted)

For the year ended October 31	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
Reported net income	4,189	3,114	2,810	1,787	1,978	2,131	2,663	2,396	2,295	1,781
Attributable to non-controlling interest in subsidiaries (1)	74	73	na	na	na	na	na	na	na	na
Preferred dividends	136	146	136	120	73	43	30	30	31	38
Reported net income available to common shareholders	3,979	2,895	2,674	1,667	1,905	2,088	2,633	2,366	2,264	1,743
Average common shareholders’ equity	25,106	19,145	17,980	16,865	14,612	14,506	13,703	12,577	11,696	10,646
Return on equity (%)	15.9	15.1	14.9	9.9	13.0	14.4	19.2	18.8	19.4	16.4
Return on average assets (%)	0.76	0.65	0.71	0.41	0.50	0.59	0.86	0.81	0.87	0.67
Return on average risk-weighted assets (%) (2)	1.98	1.70	1.74	0.97	1.07	1.20	1.71	1.63	1.67	1.37
Return on average assets available to common shareholders (%)	0.73	0.62	0.67	0.38	0.48	0.58	0.85	0.80	0.86	0.66
Average equity to average total assets (%)	0.05	0.04	0.05	0.04	0.04	0.04	0.04	0.04	0.04	0.04
Adjusted net income	4,092	3,275	2,916	2,372	2,513	2,881	2,752	2,386	2,260	1,882
Adjusted net income available to common shareholders	3,882	3,056	2,780	2,252	2,440	2,838	2,722	2,356	2,229	1,844
Adjusted return on equity (%)	15.5	16.0	15.0	12.9	16.2	19.0	19.3	18.3	18.9	17.1
Adjusted return on average assets (%)	0.74	0.68	0.71	0.52	0.61	0.78	0.87	0.78	0.85	0.72
Adjusted return on average risk-weighted assets (%) (2)	1.93	1.79	1.76	1.25	1.32	1.58	1.71	1.58	1.65	1.43
Adjusted return on average assets available to common shareholders (%)	0.71	0.65	0.68	0.50	0.59	0.77	0.86	0.77	0.84	0.70

2010 and prior based on CGAAP.

(1)	Prior to 2011, under CGAAP, non-controlling interest in subsidiaries was deducted in the determination of net income.
(2)	Beginning in 2008, return on average risk-weighted assets has been calculated under the Basel II guidelines; for all prior periods, return on average risk-weighted assets has been calculated using the Basel I methodology.

na – not applicable

Table 4: Summary Balance Sheet ($ millions)

As at October 31	2012	2011	2010	2009	2008
Assets
Cash and cash equivalents	19,941	19,676	17,368	9,955	9,134
Interest bearing deposits with banks	6,341	5,980	3,186	3,340	11,971
Securities	128,324	122,115	123,399	110,813	100,138
Securities borrowed or purchased under resale agreements	44,238	37,970	28,102	36,006	28,033
Net loans and acceptances	256,608	238,885	176,643	167,829	186,962
Other assets	69,997	75,949	62,942	60,515	79,812
Total assets	525,449	500,575	411,640	388,458	416,050
Liabilities and Shareholders’ Equity
Deposits	323,702	302,373	249,251	236,156	257,670
Other liabilities	167,102	164,197	135,933	126,719	134,761
Subordinated debt	4,093	5,348	3,776	4,236	4,315
Capital trust securities	462	821	800	1,150	1,150
Preferred share liability	–	–	–	–	250
Share capital
Preferred	2,465	2,861	2,571	2,571	1,746
Common	11,957	11,332	6,927	6,198	4,708
Contributed surplus	213	113	92	79	69
Retained earnings	13,540	11,381	12,848	11,748	11,632
Accumulated other comprehensive loss	480	666	(558)	(399)	(251)
Non-controlling interest in subsidiaries	1,435	1,483	–	–	–
Total liabilities and shareholders’ equity	525,449	500,575	411,640	388,458	416,050
Average Daily Balances
Net loans and acceptances	247,438	215,414	171,554	182,097	175,079
Assets	544,264	469,934	398,474	438,548	397,609

2010 and prior based on CGAAP.

102	BMO Financial Group 195th Annual Report 2012

Table 5: Asset Liquidity ($ millions, except as noted)

As at October 31	2012	2011	2010	2009	2008
Canadian Dollar Cash and Securities
Cash and cash equivalents	3,991	5,799	1,681	2,518	138
Interest bearing deposits with banks	2,218	2,299	586	680	1,793
Securities (1)
Government debt	36,815	41,577	35,711	38,097	23,822
Mortgage-backed securities and collateralized mortgage obligations (2)	613	1,081	8,442	9,800	11,043
Corporate debt	11,787	10,373	11,715	11,646	12,021
Corporate equity	28,614	23,054	19,664	14,706	11,753
Total securities	77,829	76,085	75,533	74,249	58,639
Total Canadian dollar cash and securities	84,038	84,183	77,800	77,447	60,570
U.S. Dollar and Other Currencies Cash and Securities
Cash and cash equivalents	15,950	13,877	15,687	7,437	8,996
Interest bearing deposits with banks	4,123	3,681	2,600	2,660	10,178
Securities (1)
Government debt	29,436	24,653	31,097	12,582	19,661
Mortgage-backed securities and collateralized mortgage obligations (2)	7,348	7,170	1,539	819	877
Corporate debt	10,484	8,762	5,499	13,879	11,129
Corporate equity	3,227	5,445	9,732	9,284	9,832
Total securities	50,495	46,030	47,866	36,564	41,499
Total U.S. dollar and other currencies cash and securities	70,568	63,588	66,153	46,661	60,673
Total Cash and Securities (3) (4)	154,606	147,771	143,953	124,108	121,243

Securities borrowed or purchased under resale agreements	44,238	37,970	28,102	36,006	28,033
NHA mortgage-backed securities (reported as loans at amortized cost) (2)	9,094	8,006	–	–	–
Liquid assets (4) (5)	207,938	193,747	172,055	160,114	149,276
Cash and securities-to-total assets	29.4	29.5	35.0	31.9	29.1
Pledged assets included in total cash and securities (3)	46,623	40,569	50,506	39,041	38,142
Pledged assets included in total securities borrowed or purchased under resale agreements	18,796	16,854	18,920	25,196	21,698

2010 and prior based on CGAAP.

(1)	Average balances for the last 3 recent years are shown in Table 9 on page 106.
(2)	Under IFRS, NHA MBS that include BMO originated mortgages as the underlying collateral are classified as loans. Unencumbered NHA MBS securities have liquidity value and are included as liquid assets under the bank’s liquidity and funding management framework. This amount is shown as a separate line item called NHA mortgage-backed securities in 2012 and 2011. Prior to 2011, these securities were reported as available-for-sale securities, and included as part of mortgage-backed securities and collateralized mortgage obligations.
(3)	Included within liquid assets are cash and securities that have been pledged as security for securities borrowed, securities lent, securities sold under repurchase agreements and other secured liabilities. While pledged, these assets are not available to meet our liquidity needs. Liquid assets do not include collateral received from clients that has been repledged in the bank’s activities. For more information on pledged assets, please refer to Note 28(d) to the financial statements on page 169.
(4)	Cash and securities and liquid assets do not include other significant sources of liquidity, including highly rated collateral received from third parties that may be rehypothecated or potential liquidity that could be realized under borrowing programs with central banks or other market sources. Total cash and securities also includes select holdings management believes are not readily available to support the liquidity requirements of the bank (e.g., minimum required deposits at central banks of $1,059 million, securities held in BMO’s insurance subsidiary of $5,865 million, structured investment vehicles of $1,692 million and a credit protection vehicle of $2,180 million, and certain investments held in our merchant banking business of $714 million).
(5)	Liquid assets are primarily held in our trading business and in supplemental liquidity pools that are maintained for contingent liquidity risk management purposes. For more information, please refer to Liquidity and Funding Risk on page 136.

BMO Financial Group 195th Annual Report 2012	103

Supplemental Information

SUPPLEMENTAL INFORMATION

Table 6: Other Statistical Information

As at or for the year ended October 31	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
Other Information
Employees (1)
Canada	30,767	31,351	29,821	29,118	29,529	28,944	27,922	26,684	26,494	26,842
United States	14,963	15,184	7,445	6,732	7,256	6,595	6,785	6,901	6,900	6,974
Other	542	440	363	323	288	288	234	200	199	177
Total	46,272	46,975	37,629	36,173	37,073	35,827	34,941	33,785	33,593	33,993
Bank branches
Canada	930	920	910	900	983	977	963	968	988	970
United States	638	688	321	290	292	243	215	208	182	168
Other	3	3	3	5	5	4	4	4	4	4
Total	1,571	1,611	1,234	1,195	1,280	1,224	1,182	1,180	1,174	1,142
Automated banking machines
Canada	2,596	2,235	2,076	2,030	2,026	1,978	1,936	1,952	1,993	2,023
United States	1,375	1,366	905	636	640	583	547	539	479	439
Total	3,971	3,601	2,981	2,666	2,666	2,561	2,483	2,491	2,472	2,462

Rates
Average Canadian prime rate (%)	3.00	3.00	2.46	2.70	5.21	6.08	5.57	4.30	4.05	4.69
Average U.S. prime rate (%)	3.25	3.25	3.25	3.34	5.69	8.19	7.76	5.85	4.17	4.17
Canadian/U.S. dollar exchange rates ($)
High	1.05	1.06	1.08	1.30	1.29	1.19	1.20	1.27	1.40	1.59
Low	0.97	0.94	1.00	1.03	0.92	0.95	1.10	1.16	1.22	1.30
Average	1.00	0.99	1.04	1.16	1.03	1.09	1.13	1.21	1.31	1.44
End of year	1.00	1.00	1.02	1.08	1.20	0.94	1.12	1.18	1.22	1.32

(1)	Reflects full-time equivalent number of employees, comprising full-time and part-time employees and adjustments for overtime hours.

Table 7: Revenue and Revenue Growth ($ millions, except as noted)

For the year ended October 31	2012	2011	2010	2009	2008	5-year CAGR	10-year CAGR
Net Interest Income	8,808	7,474	6,235	5,570	5,072	12.8	6.5
Year-over-year growth (%)	17.8	19.9	11.9	9.8	5.0	na	na

Adjusted Net Interest Income	8,029	7,248	6,235	5,570	5,072	10.7	5.5
Year-over-year growth (%)	10.8	16.3	11.9	9.8	5.0	na	na

Net Interest Margin (1)
Average earning assets	460,205	404,195	332,468	341,848	326,803	8.6	8.6
Net interest margin (%)	1.91	1.85	1.88	1.63	1.55	na	na
Adjusted net interest margin (%)	1.74	1.79	1.88	1.63	1.55	na	na
Canadian dollar net interest margin (%)	1.85	1.99	2.12	1.78	2.00	na	na
U.S. dollar and other currencies net interest margin (%)	2.01	1.61	1.47	1.43	0.92	na	na

Non-Interest Revenue
Securities commissions and fees	1,146	1,215	1,077	973	1,105	–	3.5
Deposit and payment service charges	929	834	802	820	756	5.0	2.4
Trading revenues (losses)	1,025	549	504	723	546	nm	17.2
Lending fees	641	593	572	556	429	9.6	7.7
Card fees	708	689	233	121	291	45.8	10.5
Investment management and custodial fees	725	496	355	344	339	17.6	8.8
Mutual fund revenues	647	633	550	467	589	2.4	7.7
Securitization revenues	–	–	678	929	513	(85.2)	(61.9)
Underwriting and advisory fees	442	512	445	397	353	(3.5)	6.8
Securities gains (losses), other than trading	152	189	150	(354)	(315)	(9.3)	nm
Foreign exchange, other than trading	153	130	93	53	80	3.0	0.1
Insurance income	335	283	321	295	237	6.3	12.3
Other revenues	419	346	224	170	210	8.9	2.9
Total non-interest revenue	7,322	6,469	6,004	5,494	5,133	10.1	6.4
Year-over-year growth (%)	13.2	7.7	9.3	7.0	13.6	na	na
Non-interest revenue as a % of revenue	45.4	46.4	49.1	49.7	50.3	na	na
Adjusted non-interest revenue	7,038	6,494	6,004	6,015	5,521	5.2	7.2
Year-over-year adjusted non-interest revenue growth (%)	8.4	8.1	(0.2)	8.9	1.0	na	na
Adjusted non-interest revenue as a % of adjusted revenue	46.7	47.3	49.1	51.9	52.1	na	na
Total Revenue	16,130	13,943	12,239	11,064	10,205	11.5	6.5
Year-over-year total revenue growth (%)	15.7	13.9	10.6	8.4	9.2	na	na
Total Adjusted Revenue	15,067	13,742	12,239	11,585	10,593	7.9	5.7
Year-over-year total adjusted revenue growth (%)	9.7	12.3	5.7	9.4	2.9	na	na

2010 and prior based on CGAAP. Five and ten year CAGR based on CGAAP in 2007 and 2002, respectively, and on IFRS in 2012. 2011 growth rates based on CGAAP in 2010 and IFRS in 2011.

(1)	Net interest margin is calculated based on average earning assets.

na – not applicable

nm – not meaningful

104	BMO Financial Group 195th Annual Report 2012

Table 8: Non-Interest Expense and Expense-to-Revenue Ratio ($ millions, except as noted)

For the year ended October 31	2012	2011	2010	2009	2008	5-year CAGR	10-year CAGR
Non-Interest Expense
Employee compensation
Salaries	3,208	2,646	2,285	2,395	2,149	10.3	4.7
Performance-based compensation	1,657	1,560	1,455	1,338	1,297	5.4	5.8
Employee benefits	763	621	624	652	530	5.4	5.6
Total employee compensation	5,628	4,827	4,364	4,385	3,976	8.0	5.2
Premises and equipment
Rental of real estate	400	360	319	306	279	9.3	8.4
Premises, furniture and fixtures	368	310	269	272	255	8.7	2.5
Property taxes	36	30	28	30	29	5.0	(3.7)
Computers and equipment (1)	1,112	878	727	673	678	7.7
Total premises and equipment (1)	1,916	1,578	1,343	1,281	1,241	8.1
Other expenses
Amortization of intangible assets (1)	339	231	203	203	183	29.2
Communications	301	259	229	221	202	15.1	5.7
Business and capital taxes	46	51	52	44	42	(0.4)	(5.0)
Professional fees	593	624	401	362	384	14.6	7.4
Travel and business development	491	382	343	309	328	11.3	6.5
Other	924	789	684	576	538	23.3	7.3
Total other expenses	2,694	2,336	1,912	1,715	1,677	17.5	7.7
Total Non-Interest Expense	10,238	8,741	7,619	7,381	6,894	9.2	5.4
Year-over-year total non-interest expense growth (%)	17.1	14.7	3.2	7.1	4.4	na	na
Total Adjusted Non-Interest Expense	9,513	8,453	7,583	7,220	6,852	7.9	6.1
Year-over-year total adjusted non-interest expense growth (%)	12.5	11.5	5.0	5.4	5.1	na	na
Non-interest expense-to-revenue ratio (Efficiency ratio) (%)	63.5	62.7	62.2	66.7	67.6	na	na
Adjusted non-interest expense-to-revenue ratio (Efficiency ratio) (%)	63.1	61.5	62.0	62.3	64.7	na	na

Government Levies and Taxes (2)
Government levies other than income taxes
Payroll levies	250	203	175	171	164	8.7	5.3
Property taxes	36	30	28	30	29	5.0	(3.7)
Provincial capital taxes	37	44	45	35	32	(0.2)	(6.1)
Business taxes	9	7	7	9	10	(1.0)	1.9
Harmonized sales tax, GST and other sales taxes (3)	249	235	146	116	142	15.3	5.8
Sundry taxes	2	1	1	3	3	nm	nm
Total government levies other than income taxes	583	520	402	364	380	9.8	3.3
Provision for (recovery of) income taxes	938	876	687	217	(71)	37.8	9.2
Total Government Levies and Taxes	1,521	1,396	1,089	581	309	22.4	6.5
Total government levies and taxes as a % of income available to pay government levies and taxes	26.6	31.0	27.4	23.8	13.1	na	na
Effective income tax rate (%)	18.3	22.0	19.2	10.5	(3.6)	na	na
Adjusted effective income tax rate (%)	19.5	21.7	19.2	15.9	6.0	na	na

2010 and prior based on CGAAP. Five and ten year CAGR based on CGAAP in 2007 and 2002, respectively, and on IFRS in 2012. 2011 growth rates based on CGAAP in 2010 and IFRS in 2011.

(1)	In 2009, we adopted new accounting requirements for intangible assets and reclassified certain computer equipment from premises and equipment to intangible assets. Computer and equipment expense and the amortization of intangible assets were restated, but not for years prior to 2007. As such, ten-year growth rates for these expense categories are not meaningful. Together, computer and equipment expense and the amortization of intangible assets increased at a compound annual growth rate of 8.4% over ten years. Together, total premises and equipment expense and the amortization of intangible assets increased at a compound annual growth rate of 6.9% over ten years.
(2)	Government levies are included in various non-interest expense categories.
(3)	On July 1, 2010, the harmonized sales tax was implemented in both Ontario and British Columbia. This has increased the sales tax paid in these two jurisdictions.

na – not applicable

nm – not meaningful

BMO Financial Group 195th Annual Report 2012	105

SUPPLEMENTAL INFORMATION

Table 9: Average Assets, Liabilities and Interest Rates ($ millions, except as noted)

			2012			2011			2010
For the year ended October 31	Average balances	Average interest rate (%)	Interest income/ expense	Average balances	Average interest rate (%)	Interest income/ expense	Average balances	Average interest rate (%)	Interest income/ expense
Assets
Canadian Dollar
Deposits with other banks	2,418	1.22	30	2,650	0.84	22	518	0.71	4
Securities	80,683	1.84	1,486	73,622	1.90	1,393	76,285	1.93	1,476
Securities borrowed or purchased under resale agreements	20,898	1.11	232	14,409	1.08	156	11,116	0.22	24
Loans
Residential mortgages	73,538	3.41	2,509	70,144	4.15	2,912	41,465	3.88	1,609
Non-residential mortgages	4,026	4.72	190	3,992	5.05	202	3,771	5.02	189
Consumer instalment and other personal	46,113	4.05	1,868	42,858	4.18	1,793	37,719	4.00	1,507
Credit cards	7,104	11.58	823	7,109	11.72	833	2,729	12.12	331
Businesses and governments	34,055	5.19	1,766	31,968	5.85	1,870	30,153	5.55	1,673
Total loans	164,836	4.34	7,156	156,071	4.87	7,610	115,837	4.58	5,309
Other non-interest bearing assets	80,499			91,611			78,864
Total Canadian dollar	349,334	2.55	8,904	338,363	2.71	9,181	282,620	2.41	6,813
U.S. Dollar and Other Currencies
Deposits with other banks	38,666	0.54	209	29,993	0.41	123	15,056	0.46	70
Securities	47,840	1.63	779	44,969	1.74	783	44,159	1.49	658
Securities borrowed or purchased under resale agreements	26,587	0.33	89	22,890	0.54	124	17,279	0.50	86
Loans
Residential mortgages	8,239	4.67	384	5,833	6.22	363	5,476	4.95	271
Non-residential mortgages	2,542	14.07	358	3,428	6.61	227	3,417	5.59	191
Consumer instalment and other personal	13,800	4.59	633	11,056	4.15	458	10,294	4.32	444
Credit cards	570	7.25	41	411	4.65	19	293	3.07	9
Businesses and governments	49,770	4.52	2,248	31,453	3.96	1,246	28,822	3.25	936
Total loans	74,921	4.89	3,664	52,181	4.43	2,313	48,302	3.83	1,851
Other non-interest bearing assets	6,916			(18,462)			(8,942)
Total U.S. dollar and other currencies	194,930	2.43	4,741	131,571	2.54	3,343	115,854	2.30	2,665
Total All Currencies
Total assets and interest income	544,264	2.51	13,645	469,934	2.67	12,524	398,474	2.37	9,478
Liabilities
Canadian Dollar
Deposits
Banks	4,233	0.34	14	3,137	0.34	11	2,846	(0.27)	(8)
Businesses and governments	76,139	1.51	1,147	70,096	1.79	1,251	66,088	1.28	848
Individuals	81,031	1.00	808	78,357	1.13	885	78,209	1.32	1,032
Total deposits	161,403	1.22	1,969	151,590	1.42	2,147	147,143	1.27	1,872
Securities sold but not yet purchased	20,203	–	–	16,309	–	–	12,346	–	–
Securities lent or sold under repurchase agreements (1)	24,011	1.02	244	20,181	1.22	246	24,495	0.42	103
Subordinated debt and other interest bearing liabilities	36,039	4.56	1,644	38,664	4.54	1,754	5,603	8.17	458
Other non-interest bearing liabilities	80,078			90,069			72,795
Total Canadian dollar	321,734	1.20	3,857	316,813	1.31	4,147	262,382	0.81	2,433
U.S. Dollar and Other Currencies
Deposits
Banks	17,131	1.96	335	18,144	1.47	267	19,106	1.26	241
Businesses and governments	102,380	0.10	107	74,842	0.17	131	55,715	0.19	106
Individuals	40,503	0.41	167	27,183	0.54	148	19,999	0.71	142
Total deposits	160,014	0.38	609	120,169	0.45	546	94,820	0.52	489
Securities sold but not yet purchased	6,063	–	–	4,891	–	–	5,152
Securities lent or sold under repurchase agreements (1)	27,272	0.14	38	26,596	0.11	29	22,558	0.13	30
Subordinated debt and other interest bearing liabilities	3,830	8.70	333	3,323	9.86	328	2,601	11.20	291
Other non-interest bearing liabilities	(2,348)			(23,602)			(9,590)
Total U.S. dollar and other currencies	194,831	0.50	980	131,377	0.69	903	115,541	0.70	810
Total All Currencies
Total liabilities and interest expense	516,565	0.94	4,837	448,190	1.13	5,050	377,923	0.86	3,243
Shareholders’ equity	27,699			21,744			20,551
Total Liabilities, Interest Expense and Shareholders’ Equity	544,264	0.89	4,837	469,934	1.07	5,050	398,474	0.81	3,243
Net interest margin
– based on earning assets		1.91			1.85			1.88
– based on total assets		1.62			1.59			1.56
Net interest income based on total assets			8,808			7,474			6,235
Adjusted net interest margin
– based on earning assets		1.74			1.79			1.88
– based on total assets		1.48			1.54			1.56
Adjusted net interest income based on total assets			8,029			7,248			6,235

2010 based on CGAAP.

(1)	For the years ended October 31, 2012, 2011 and 2010, the maximum amount of securities lent or sold under repurchase agreements at any month end amounted to $62,038 million, $51,109 million and $53,830 million, respectively.

106	BMO Financial Group 195th Annual Report 2012

Table 10: Volume/Rate Analysis of Changes in Net Interest Income ($ millions)

			2012/2011			2011/2010
	Increase (decrease) due to change in			Increase (decrease) due to change in
For the year ended October 31	Average balance	Average rate	Total	Average balance	Average rate	Total
Assets
Canadian Dollar
Deposits with other banks	(2)	9	7	15	4	19
Securities	134	(43)	91	(52)	(29)	(81)
Securities borrowed or purchased under resale agreements	70	7	77	7	124	131
Loans
Residential mortgages	141	(543)	(402)	1,111	189	1,300
Non-residential mortgages	2	(13)	(11)	11	1	12
Consumer instalment and other personal	134	(59)	75	207	79	286
Credit cards	–	(10)	(10)	531	(29)	502
Businesses and governments	122	(226)	(104)	101	97	198
Total loans	399	(851)	(452)	1,961	337	2,298
Other non-interest bearing assets	–	–	–	–	–	–
Change in Canadian dollar interest income	601	(878)	(277)	1,931	436	2,367
U.S. Dollar and Other Currencies
Deposits with other banks	35	51	86	69	(17)	52
Securities	50	(54)	(4)	12	113	125
Securities borrowed or purchased under resale agreements	20	(55)	(35)	28	11	39
Loans
Residential mortgages	149	(128)	21	18	74	92
Non-residential mortgages	(59)	190	131	1	35	36
Consumer instalment and other personal	114	61	175	33	(19)	14
Credit cards	7	15	22	4	6	10
Businesses and governments	726	276	1,002	85	225	310
Total loans	937	414	1,351	141	321	462
Other non-interest bearing assets	–	–	–	–	–	–
Change in U.S. dollar and other currencies interest income	1,042	356	1,398	250	428	678
Total All Currencies
Change in total interest income (a)	1,643	(522)	1,121	2,181	864	3,045

Liabilities
Canadian Dollar
Deposits
Banks	4	–	4	(1)	19	18
Businesses and governments	107	(211)	(104)	52	352	404
Individuals	30	(107)	(77)	2	(150)	(148)
Total deposits	141	(318)	(177)	53	221	274
Securities sold but not yet purchased	–	–	–	–	–	–
Securities lent or sold under repurchase agreements	47	(49)	(2)	(18)	162	144
Subordinated debt and other interest-bearing liabilities	(120)	8	(112)	2,701	(1,404)	1,297
Other non-interest bearing liabilities	–	–	–	–	–	–
Change in Canadian dollar interest expense	68	(359)	(291)	2,736	(1,021)	1,715
U.S. Dollar and Other Currencies
Deposits
Banks	(15)	83	68	(12)	38	26
Businesses and governments	48	(72)	(24)	36	(12)	24
Individuals	73	(54)	19	51	(45)	6
Total deposits	106	(43)	63	75	(19)	56
Securities sold but not yet purchased	–	–	–	–	–	–
Securities lent or sold under repurchase agreements	1	8	9	5	(6)	(1)
Other interest bearing liabilities	50	(44)	6	80	(44)	36
Other non-interest bearing liabilities	–	–	–	–	–	–
Change in U.S. dollar and other currencies interest expense	157	(79)	78	160	(69)	91
Total All Currencies
Change in total interest expense (b)	225	(438)	(213)	2,896	(1,090)	1,806
Change in total net interest income (a – b)	1,418	(84)	1,334	(715)	1,954	1,239

2010 based on CGAAP.

BMO Financial Group 195th Annual Report 2012	107

SUPPLEMENTAL INFORMATION

Table 11: Net Loans and Acceptances – Segmented Information ($ millions)

	Canada					United States					Other countries
As at October 31	2012	2011	2010	2009	2008	2012	2011	2010	2009	2008	2012	2011	2010	2009	2008
Consumer
Residential mortgages (1)	76,649	68,190	40,730	36,916	38,490	7,416	7,945	4,982	6,160	8,086	–	–	–	–	–
Cards	7,381	7,564	3,056	2,574	2,117	433	474	252	–	3	–	–	–	–	–
Consumer instalment and other personal loans	47,955	45,584	41,112	35,296	31,633	13,419	13,802	10,000	10,477	12,102	–	–	–	–	–
Total consumer	131,985	121,338	84,898	74,786	72,240	21,268	22,221	15,234	16,637	20,191	–	–	–	–	–
Commercial and corporate	57,355	50,737	49,414	46,062	52,148	42,535	41,209	19,148	21,560	31,827	4,724	4,649	9,246	10,090	11,877
Total loans and acceptances, net of specific allowances	189,340	172,075	134,312	120,848	124,388	63,803	63,430	34,382	38,197	52,018	4,724	4,649	9,246	10,090	11,877
Collective allowance	(705)	(687)	(595)	(589)	(579)	(755)	(765)	(702)	(717)	(742)	–	–	–	–	–
Total net loans and acceptances	188,635	171,388	133,717	120,259	123,809	63,048	62,665	33,680	37,480	51,276	4,724	4,649	9,246	10,090	11,877

Table 12: Net Impaired Loans and Acceptances – Segmented Information ($ millions, except as noted)
	Canada					United States					Other countries
As at October 31	2012	2011	2010	2009	2008	2012	2011	2010	2009	2008	2012	2011	2010	2009	2008
Consumer
Residential mortgages	182	178	227	236	211	335	221	220	121	–	–	–	–	–	–
Consumer instalment and other personal loans	64	101	96	97	89	275	128	79	73	91	–	–	–	–	–
Total consumer	246	279	323	333	300	610	349	299	194	91	–	–	–	–	–
Commercial and corporate	377	433	372	376	374	1,271	1,108	1,279	1,673	1,147	25	2	40	125	49
Total impaired loans and acceptances, net of specific allowances	623	712	695	709	674	1,881	1,457	1,578	1,867	1,238	25	2	40	125	49
Collective allowance	(705)	(687)	(595)	(589)	(579)	(755)	(765)	(702)	(717)	(742)	–	–	–	–	–
Total net impaired loans and acceptances (NIL)	(82)	25	100	120	95	1,126	692	876	1,150	496	25	2	40	125	49
Condition Ratios
NIL as a % of net loans and acceptances (3) (4)	(0.04)	0.01	0.07	0.10	0.08	1.81	1.15	2.62	3.07	0.97	0.53	0.04	0.43	1.24	0.41
NIL as a % of net loans and acceptances (3) (4)
Consumer	0.19	0.23	0.38	0.45	0.42	2.87	1.57	1.96	1.17	0.45	–	–	–	–	–
Commercial and corporate	0.66	0.85	0.76	0.82	0.72	2.99	2.69	6.78	7.76	3.60	0.53	0.04	0.43	1.24	0.41
NIL as a % of net loans and acceptances excluding purchased portfolios (3) (4)	(0.04)	0.01	0.07	0.10	0.08	1.03	1.86	2.66	3.07	0.97	0.53	0.04	0.43	1.24	0.41

2010 and prior in Tables 11 – 19 based on CGAAP.

(1)	Excludes residential mortgages classified as commercial corporate loans.
(2)	Effective in 2011, the total equity includes non-controlling interest in subsidiaries. In addition, geographic allocations are not available, as equity is not allocated on a country of risk basis.
(3)	Aggregate balances are net of specific and collective allowances; the consumer and commercial and corporate categories are stated net of specific allowances only.
(4)	Ratio is presented including purchased portfolios and prior periods have been restated. The above ratios are also presented excluding purchased portfolios, to provide for better historical comparisons (refer to the Acquisition of Marshall and Ilsley section on page 34 for details).
(5)	Beginning with our 2009 reporting of net loans and acceptances by province, we changed the source of our data for the provincial distribution table. This change resulted in a shift in the provincial distribution to what we believe is a more accurate representation of our portfolio. In 2009, we restated 2008 data to reflect this change.
(6)	In 2009, the industry allocation of impaired loans for U.S. operations was revised to reclassify impairment of commercial mortgages to the commercial mortgages category. Previously commercial mortgages for U.S. operations were classified in applicable industry categories. 2008 has not been restated.
(7)	Beginning in 2008, our industry segmentation was improved to provide a split between government and financial institutions.
(8)	Includes amounts returning to performing status, sales, repayments, the impact of foreign exchange, and offsets for consumer write-offs that are not recognized as formations.
(9)	Amounts for 2012 exclude specific allowances of $29 million related to Other Credit Instruments ($45 million for 2011) included in Other Liabilities.
(10)	Adjusted provision for credit losses exclude provisions related to the M&I purchased portfolio and changes to the collective allowance.
(11)	Results for years prior to 2011 have not been restated and are presented in accordance with Canadian GAAP as defined at the time. For 2011, the allowance for credit losses at the beginning of year has been restated to comply with the requirements of IFRS.

un	– unavailable

108	BMO Financial Group 195th Annual Report 2012

Total
2012	2011	2010	2009	2008

84,065	76,135	45,712	43,076	46,576
7,814	8,038	3,308	2,574	2,120
61,374	59,386	51,112	45,773	43,735
153,253	143,559	100,132	91,423	92,431
104,614	96,595	77,808	77,712	95,852
257,867	240,154	177,940	169,135	188,283
(1,460)	(1,452)	(1,297)	(1,306)	(1,321)
256,407	238,702	176,643	167,829	186,962

Total
2012	2011	2010	2009	2008

517	399	447	357	211
339	229	175	170	180
856	628	622	527	391
1,673	1,543	1,691	2,174	1,570
2,529	2,171	2,313	2,701	1,961
(1,460)	(1,452)	(1,297)	(1,306)	(1,321)
1,069	719	1,016	1,395	640

0.42	0.30	0.57	0.83	0.34

0.56	0.44	0.62	0.58	0.42
1.61	1.63	2.18	2.80	1.64
0.14	0.30	0.57	0.83	0.34

Table 13: Net Loans and Acceptances –

                 Segmented Information ($ millions)

As at October 31	2012	2011	2010	2009	2008
Net Loans and Acceptances by Province (5)
Atlantic provinces	12,116	10,681	8,476	7,227	7,127
Quebec	36,600	28,603	22,194	19,396	21,346
Ontario	70,851	68,831	54,056	50,079	49,996
Prairie provinces	35,347	32,291	25,159	22,877	24,378
British Columbia and territories	34,426	31,669	24,427	21,269	21,541
Total net loans and acceptances in Canada	189,340	172,075	134,312	120,848	124,388
Net Commercial and Corporate Loans by Industry
Commercial mortgages (6)	15,934	18,851	11,004	9,284	10,121
Commercial real estate	8,790	8,519	6,796	6,648	8,300
Construction (non-real estate)	2,400	2,298	1,802	1,795	1,857
Retail trade	8,495	7,129	5,751	4,864	5,269
Wholesale trade	6,406	5,330	3,174	2,854	3,849
Agriculture	5,078	4,488	3,839	3,505	3,769
Communications	505	556	932	1,041	1,404
Manufacturing	9,346	8,601	6,220	7,006	9,290
Mining	623	640	266	1,049	3,256
Oil and gas	3,456	3,466	3,678	4,280	6,199
Transportation	1,998	1,865	1,286	1,386	1,788
Utilities	1,165	838	1,101	1,197	1,591
Forest products	574	498	405	696	875
Service industries	13,452	11,982	8,605	8,879	9,613
Financial institutions	17,812	14,632	17,318	17,867	23,710
Government (7)	1,272	782	580	601	865
Other	7,308	6,120	5,051	4,760	4,096
	104,614	96,595	77,808	77,712	95,852
Table 14:Net Impaired Loans and Acceptances – Segmented Information ($ millions)
As at October 31	2012	2011	2010	2009	2008
Net Impaired Commercial and Corporate Loans
Commercial mortgages (6)	715	523	436	510	38
Commercial real estate	318	310	453	542	460
Construction (non-real estate)	38	28	66	9	15
Retail trade	41	68	56	40	41
Wholesale trade	37	17	27	48	51
Agriculture	98	96	41	100	73
Communications	5	7	1	–	–
Manufacturing	110	95	115	252	275
Mining	5	2	–	–	–
Oil and gas	1	2	10	44	47
Transportation	30	33	26	42	27
Utilities	2	2	2	–	1
Forest products	23	35	71	63	16
Service industries	164	82	115	142	93
Financial institutions	66	179	217	363	244
Government (7)	–	–	2	–	3
Other	20	64	53	19	186
	1,673	1,543	1,691	2,174	1,570

Table15: Changes in Impaired Loans and Allowance

for Credit Losses ($ millions)

As at October 31	2012	2011	2010	2009	2008
Gross impaired loans and acceptances (GIL), beginning of year	2,685	2,894	3,297	2,387	720
Additions to impaired loans and acceptances	3,101	1,992	2,330	2,690	2,506
Reductions in impaired loans and acceptances (8)	(1,631)	(1,285)	(1,750)	(288)	131
Write-offs	(1,179)	(916)	(983)	(1,492)	(970)
GIL, End of Year	2,976	2,685	2,894	3,297	2,387
Allowance for credit losses, beginning of year	1,966	1,964	1,902	1,747	1,055
Increases – specific allowances	1,527	1,263	1,201	1,662	1,239
Change in the collective allowance	8	69	(9)	(15)	423
Write-offs	(1,594)	(1,330)	(1,216)	(1,492)	(970)
Allowance for Credit Losses, End of Year (9) (11)	1,907	1,966	1,878	1,902	1,747
Consumer
Residential mortgages	517	399	447	357	211
Consumer instalment and other personal loans	339	229	175	170	180
Total consumer	856	628	622	527	391
Commercial and corporate	1,673	1,543	1,691	2,174	1,570
Total impaired loans and acceptances, net of specific allowances	2,529	2,171	2,313	2,701	1,961
Collective allowance	(1,460)	(1,452)	(1,297)	(1,306)	(1,321)
Total net impaired loans and acceptances	1,069	719	1,016	1,395	640
Condition Ratios
GIL as a % of equity and allowance for credit losses (2) (4)	9.30	8.98	12.18	14.92	12.15
GIL as a % of equity and allowance for credit losses excluding purchased portfolios (2) (4)	6.18	8.36	12.18	14.92	12.15

BMO Financial Group 195th Annual Report 2012	109

SUPPLEMENTAL INFORMATION

Table 16: Changes in Allowance for Credit Losses –

Segmented Information ($ millions, except as noted)

	Canada					United States					Other countries
As at October 31	2012	2011	2010	2009	2008	2012	2011	2010	2009	2008	2012	2011	2010	2009	2008
Allowance for credit losses, beginning of year	932	927	830	708	692	1,067	1,004	1,011	998	362	12	42	61	41	1
Provision for credit losses	633	680	485	517	340	135	533	573	1,065	942	(3)	(1)	(9)	21	48
Transfer of allowance	–	–	8	–	–	–	–	28	–	–	–	–	–	–	–
Recoveries	95	81	73	58	61	751	160	110	87	53	–	–	–	–	–
Write-offs	(640)	(723)	(544)	(451)	(387)	(953)	(578)	(670)	(1,041)	(576)	(1)	(29)	(2)	–	(7)
Other, including foreign exchange rate changes	(52)	(33)	–	(2)	2	(50)	(52)	(59)	(98)	217	10	–	(8)	(1)	(1)
Allowance for credit losses, end of year (11)	968	932	852	830	708	950	1,067	993	1,011	998	18	12	42	61	41
Allocation of Write-offs by Market
Consumer	(564)	(587)	(430)	(383)	(303)	(492)	(289)	(322)	(302)	(125)	–	–	–	–	–
Commercial and corporate	(76)	(136)	(114)	(68)	(84)	(461)	(289)	(348)	(739)	(451)	(1)	(29)	(2)	–	(7)
Allocation of Recoveries by Market
Consumer	91	80	76	57	56	125	61	61	47	35	–	–	–	–	–
Commercial and corporate	4	1	(3)	1	5	626	99	49	40	18	–	–	–	–	–
Net write-offs as a % of average loans and acceptances (4)	un	un	un	un	un	un	un	un	un	un	un	un	un	un	un
Net write-offs as a % of average loans and acceptances excluding purchased portfolios (4)	un	un	un	un	un	un	un	un	un	un	un	un	un	un	un

Table 17: Allocation of Allowance for Credit Losses – Segmented Information ($ millions, except as noted)
	Canada					United States					Other countries
As at October 31	2012	2011	2010	2009	2008	2012	2011	2010	2009	2008	2012	2011	2010	2009	2008
Consumer
Residential mortgages	36	38	42	33	13	30	34	10	–	–	–	–	–	–	–
Consumer instalment and other personal loans	55	54	47	51	2	7	5	–	–	–	–	–	–	–	–
Total consumer	91	92	89	84	15	37	39	10	–	–	–	–	–	–	–
Commercial and corporate	172	153	168	157	114	129	218	272	294	256	18	12	42	61	41
Off-balance sheet	–	–	–	–	–	29	45	9	–	–	–	–	–	–	–
Total specific allowances	263	245	257	241	129	195	302	291	294	256	18	12	42	61	41
Collective allowance	705	687	595	589	579	755	765	702	717	742	–	–	–	–	–
Allowance for credit losses	968	932	852	830	708	950	1,067	993	1,011	998	18	12	42	61	41
Coverage Ratios
Allowance for credit losses as a % of gross impaired loans and acceptances (4)
Total	109.3	97.4	89.5	87.4	88.2	45.0	59.6	52.9	46.8	66.8	41.9	85.7	51.2	32.8	45.6
Consumer	27.0	24.8	21.6	20.1	4.8	5.7	10.1	3.2	–	–	–	–	–	–	na
Commercial and corporate	31.3	26.1	31.1	29.5	23.4	9.2	16.4	17.5	14.9	18.2	41.9	85.7	51.2	32.8	45.5
Allowance for credit losses as a % of gross impaired loans and acceptances excluding purchased portfolios (4)
Total	109.3	97.4	89.5	87.4	88.2	63.6	60.1	52.9	46.8	66.8	41.9	85.7	51.2	32.8	45.6

un – unavailable

na – not applicable

110	BMO Financial Group 195th Annual Report 2012

Total
2012	2011	2010	2009	2008

2,011	1,973	1,902	1,747	1,055
765	1,212	1,049	1,603	1,330
–	–	36	–	–
846	241	183	145	114
(1,594)	(1,330)	(1,216)	(1,492)	(970)
(92)	(85)	(67)	(101)	218
1,936	2,011	1,887	1,902	1,747

(1,056)	(876)	(752)	(685)	(428)
(538)	(454)	(464)	(807)	(542)

216	141	137	104	91
630	100	46	41	23
0.3	0.5	0.6	0.7	0.5
0.4	0.5	0.6	0.7	0.5

Total
2012	2011	2010	2009	2008

66	72	52	33	13
62	59	47	51	2
128	131	99	84	15
319	383	482	512	411
29	45	9	–	–
476	559	590	596	426
1,460	1,452	1,297	1,306	1,321
1,936	2,011	1,887	1,902	1,747

64.1	73.2	64.9	57.7	73.2
13.1	17.3	13.7	13.7	3.7
16.0	19.9	22.2	19.1	20.7

83.7	74.5	64.9	57.7	73.2
Table 18:	Provision for Credit Losses –
Segmented	Information ($ millions)

For the year ended October 31	2012	2011	2010	2009	2008
Consumer
Residential mortgages	132	109	107	104	5
Cards	356	376	194	174	154
Consumer instalment and other personal loans	387	291	329	372	178
Total consumer	875	776	630	650	337
Commercial and Corporate
Commercial mortgages (6)	(15)	109	87	114	1
Commercial real estate	(87)	70	91	277	254
Construction (non-real estate)	(12)	20	48	31	2
Retail trade	(1)	7	22	7	10
Wholesale trade	(16)	(1)	9	44	3
Agriculture	2	7	8	10	2
Communications	(5)	(9)	8	3	–
Manufacturing	23	47	9	237	132
Mining	(1)	–	–	–	–
Oil and gas	–	1	(1)	7	27
Transportation	5	7	18	32	12
Utilities	–	–	–	–	–
Forest products	6	4	(4)	17	5
Service industries	26	31	59	50	33
Financial institutions	(29)	45	66	62	251
Government	–	–	–	1	2
Other	(9)	12	(1)	1	(1)
Total commercial and corporate	(113)	350	419	893	733
Total specific provisions	762	1,126	1,049	1,543	1,070
Collective provision for credit losses	3	86	–	60	260
Total provision for credit losses	765	1,212	1,049	1,603	1,330
Adjusted provision for credit losses (10)	471	1,108	1,049	1,543	1,070

Table 19:Specific Allowances for Credit Losses – Segmented Information ($ millions)
As at October 31	2012	2011	2010	2009	2008
Commercial and Corporate Specific
Allowances by Industry
Commercial mortgages (6)	53	45	55	29	–
Commercial real estate	55	102	65	76	108
Construction (non-real estate)	21	16	40	7	4
Retail trade	13	13	12	8	6
Wholesale trade	6	8	23	28	14
Agriculture	8	8	17	19	9
Communications	1	–	1	–	–
Manufacturing	59	37	85	129	108
Mining	–	–	–	–	–
Oil and gas	2	3	2	6	25
Transportation	1	9	9	21	8
Utilities	1	–	–	–	–
Forest products	15	14	15	22	6
Service industries	65	45	51	43	23
Financial institutions	8	63	101	113	70
Government	1	2	2	2	2
Other	10	18	4	9	28
Total specific allowances for credit losses on commercial and corporate loans (6)	319	383	482	512	411

BMO Financial Group 195th Annual Report 2012	111

SUPPLEMENTAL INFORMATION

Table 20: European Lending Exposure (1)
by Country and  Counterparty (Canadian $ in millions)

As at October 31, 2012	Lending (2)
	Commitments				Funded
Country	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total
GIIPS
Greece	–	–	–	–	–	–	–	–
Ireland (5)	–	–	–	–	–	–	–	–
Italy	–	–	–	–	–	–	–	–
Portugal	–	47	–	47	–	–	–	–
Spain	69	–	–	69	69	–	–	69
Total – GIIPS	69	47	–	116	69	–	–	69
Eurozone (excluding GIIPS)
France	39	–	–	39	39	–	–	39
Germany	63	42	75	180	63	5	75	143
Netherlands	27	247	–	274	27	131	–	158
Other (6)	357	84	–	441	222	46	–	268
Total – Eurozone (excluding GIIPS)	486	373	75	934	351	182	75	608
Rest of Europe
Denmark	4	–	–	4	4	–	–	4
Norway	7	–	–	7	7	–	–	7
Sweden	23	35	–	58	23	2	–	25
Switzerland	12	363	–	375	12	354	–	366
United Kingdom	97	376	–	473	97	167	–	264
Other (6)	250	–	–	250	250	–	–	250
Total – Rest of Europe	393	774	–	1,167	393	523	–	916
Total – All of Europe	948	1,194	75	2,217	813	705	75	1,593

Table 21: European Securities Exposure (1) by Country and Counterparty (Canadian $ in millions)
As at October 31, 2012	Securities (3)
	Gross				Net
Country	Bank	Corporate	Sovereign (4)	Total	Bank	Corporate	Sovereign (4)	Total
GIIPS
Greece	–	–	–	–	–	–	–	–
Ireland	–	–	25	25	–	–	–	–
Italy	58	40	111	209	–	–	–	–
Portugal	–	–	125	125	–	–	–	–
Spain	44	52	45	141	–	–	–	–
Total – GIIPS	102	92	306	500	–	–	–	–
Eurozone (excluding GIIPS)
France	56	84	707	847	–	–	707	707
Germany	150	261	1,463	1,874	13	35	1,463	1,511
Netherlands	424	73	100	597	424	8	100	532
Other (6)	34	101	621	756	8	39	509	556
Total – Eurozone (excluding GIIPS)	664	519	2,891	4,074	445	82	2,779	3,306
Rest of Europe
Denmark	384	1	780	1,165	384	–	780	1,164
Norway	394	–	636	1,030	394	–	636	1,030
Sweden	204	37	1	242	204	–	1	205
Switzerland	11	34	–	45	–	–	–	–
United Kingdom	105	333	277	715	42	53	277	372
Other (6)	–	10	504	514	–	–	–	–
Total – Rest of Europe	1,098	415	2,198	3,711	1,024	53	1,694	2,771
Total – All of Europe	1,864	1,026	5,395	8,285	1,469	135	4,473	6,077

(1)	BMO also has exposure to entities in a number of European countries through our credit protection vehicle, U.S. customer securitization vehicle and structured investment vehicle. These exposures are not included in the tables due to the credit protection incorporated in their structures.
(2)	Lending includes loans and trade finance. Amounts are net of write-offs and gross of specific allowances, both of which are not considered material.
(3)	Securities include cash products, insurance investments and traded credit. Gross traded credit includes only the long positions and excludes offsetting short positions.
(4)	Sovereign includes sovereign-backed bank cash products.
(5)	Does not include our Irish subsidiary’s reserves with the Irish Central Bank of $89 million.
(6)	Includes countries with less than $500 million in gross exposure. Other Eurozone includes exposures to Austria, Belgium, Finland, Luxembourg, Slovakia and Slovenia. Other Europe includes exposures to Croatia, Czech Republic, Hungary, Iceland, Poland and Russian Federation.
(7)	Repo-style transactions are all with bank counterparties.
(8)	Derivatives amounts are marked-to-market, incorporating transaction netting and, for counterparties where a Credit Support Annex is in effect, collateral offsets. Derivative replacement risk net of collateral for all of Europe is approximately $2.9 billion.

112	BMO Financial Group 195th Annual Report 2012

Table 22: European Repo and Derivatives Exposure (1) by Country and

Counterparty (Canadian $ in millions)

As at October 31, 2012	Repo-style transactions (7)		Derivatives (8)
	Gross	Net of collateral	Gross				Net of collateral
Country	Total	Total	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total
GIIPS
Greece	–	–	–	–	–	–	–	–	–	–
Ireland	128	3	56	–	–	56	1	–	–	1
Italy	114	5	5	–	–	5	2	–	–	2
Portugal	–	–	1	–	–	1	–	–	–	–
Spain	–	–	7	–	–	7	3	–	–	3
Total – GIIPS	242	8	69	–	–	69	6	–	–	6
Eurozone (excluding GIIPS)
France	1,693	3	344	–	–	344	44	–	–	44
Germany	1,055	5	84	–	–	84	14	–	–	14
Netherlands	998	2	92	–	–	92	9	–	–	9
Other (6)	–	–	80	–	–	80	9	–	–	9
Total – Eurozone (excluding GIIPS)	3,746	10	600	–	–	600	76	–	–	76
Rest of Europe
Denmark	195	–	4	–	–	4	4	–	–	4
Norway	180	–	–	–	19	19	–	–	19	19
Sweden	295	–	1	–	–	1	1	–	–	1
Switzerland	280	7	13	–	–	13	13	–	–	13
United Kingdom	3,036	8	396	9	26	431	54	9	26	89
Other (6)	–	–	–	–	–	–	–	–	–	–
Total – Rest of Europe	3,986	15	414	9	45	468	72	9	45	126
Total – All of Europe	7,974	33	1,083	9	45	1,137	154	9	45	208

Table 23: Contractual Obligations ($ millions)

As at October 31, 2012	Less than one year	1 to 3 years	3 to 5 years	Over 5 years	No fixed maturity	Total
On-Balance Sheet Financial Instruments
Deposits (1)	115,100	22,611	16,216	1,449	164,025	319,401
Subordinated debt	198	389	498	4,769	–	5,854
Capital trust securities	46	473	–	–	–	519
Other financial liabilities	57,978	8,306	7,663	7,978	360	82,285
(1)	Excludes interest payments and structured notes designated under the fair value option.
(2)	For the BMO Tier 1 Notes – Series A, we have incorporated cash flows for principal and interest to the first redemption date at the option of the Trust (see Note 18 for redemption date).

The balances for on-balance sheet financial liabilities in the table above will not agree with those in our consolidated financial statements as this table incorporates all cash flows, on an undiscounted basis, including both principal and interest.

As at October 31, 2012	Less than one year	1 to 3 years	3 to 5 years	Over 5 years	No fixed maturity	Total
Off-Balance Sheet Financial Instruments
Commitments to extend credit (1)	14,161	18,087	24,800	2,937	–	59,985
Operating leases	274	469	359	700	–	1,802
Financial guarantee contracts (1)	28,469	–	–	–	–	28,469
Purchase obligations (2)	518	517	286	207	–	1,528
(1)	A large majority of these commitments expire without being drawn upon. As a result, the contractual amounts may not be representative of the funding likely to be required for these commitments.
(2)	We have five significant outsourcing contracts. In 2012, we have extended the contract for five years with an external service provider for technology and payment processing. Also in 2012, we have extended the contract for seven years with an external service provider for various human resources activities including payroll processing, benefits administration and other services. In 2010, we entered into a nine-year contract with an external service provider for the processing of various credit card account portfolios and other services. In 2008, we entered into a five-year contract with an external service provider which grants us the right to issue Air Miles in Canada to our customers. In 2000, we entered into a 15-year contract with an external service provider for cheque processing, statement production, mail distribution, ABM envelope processing and wholesale lockbox processing.

BMO Financial Group 195th Annual Report 2012	113

SUPPLEMENTAL INFORMATION

Table 24: Capital Adequacy ($ millions, except as noted)

	Basel II basis
As at October 31	2012	2011	2010	2009	2008
Tier 1 capital
Gross regulatory common shareholders’ equity	26,060	24,455	18,753	17,132	15,974
IFRS phase-in not applicable to common equity	22	–	–	–	–
Goodwill and excess intangible assets (1)	(3,717)	(3,585)	(1,619)	(1,569)	(1,635)
Accumulated net after-tax unrealized losses on available-for-sale equity securities	–	–	–	(2)	(15)
Securitization-related deductions	(31)	(168)	(165)	(168)	(115)
Expected loss in excess of allowance (AIRB Approach) (2)	(65)	(205)	–	(61)	–
Substantial investments and investments in insurance subsidiaries (3)	(634)	(481)	(427)	(374)	na
Other deductions	–	–	–	–	(1)
Adjusted common shareholders’ equity	21,635	20,016	16,542	14,958	14,208
Non-cumulative preferred share (4)	2,465	2,861	2,571	2,571	1,996
Innovative Tier 1 capital instruments (4)	1,859	2,156	2,542	2,907	2,486
Non-controlling interest in subsidiaries	16	38	23	26	39
IFRS phase-in not applicable to common equity	(22)	–	–	–	–
Other deductions	(57)	–	–	–	–
Tier 1 capital – after adjustments	25,896	25,071	21,678	20,462	18,729
Tier 2 capital
Subordinated debt	4,351	5,896	3,776	4,236	4,175
Trust subordinated notes	800	800	800	800	800
Accumulated net after-tax unrealized gains on available-for-sale equity securities	34	7	10	–	–
Eligible portion of collective allowance for credit losses (2)	318	309	292	296	494
Total Tier 2 capital	5,503	7,012	4,878	5,332	5,469
Securitization-related deductions	(31)	(31)	(29)	(7)	(6)
Expected loss in excess of allowance (AIRB Approach) (2)	(65)	(205)	–	(60)	–
Investments in non-consolidated subsidiaries and substantial investments (3)	(634)	(855)	(890)	(868)	(871)
Tier 2 capital – after adjustments	4,773	5,921	3,959	4,397	4,592
Total capital	30,669	30,992	25,637	24,859	23,321
Risk-weighted assets	205,230	208,672	161,165	167,201	191,608
Capital ratios (%)
Tier 1 Capital Ratio	12.6	12.0	13.5	12.2	9.8
Total Capital Ratio	14.9	14.9	15.9	14.9	12.2
Assets-to-capital multiple	15.2	13.7	14.5	14.1	16.4

2011 and prior based on CGAAP.

(1)	In addition to goodwill, intangible assets in excess of 5% of gross Tier 1 capital are deducted from Tier 1 capital.
(2)	When expected loss as calculated under the Advanced Internal Ratings Based (AIRB) Approach exceeds total provisions, 50% of the difference is deducted from Tier 1 capital and 50% from Tier 2. When the expected loss is less than total provisions, the difference is added to Tier 2 capital. The collective allowance related to credit risk measured under the Standardized Approach is included in Tier 2 capital, up to 1.25% of risk-weighted assets.
(3)	Effective November 1, 2008, substantial investments are deducted 50% from Tier 1 capital and 50% from Tier 2 capital. Previously these investments were deducted from Tier 2 capital. Investments in insurance subsidiaries held prior to January 1, 2007 are deducted from Tier 2 capital. Effective 2012, these investments in insurance subsidiaries will be deducted 50% from Tier 1 capital and 50% from Tier 2 capital. In addition, incremental investments in insurance subsidiaries are immediately deducted 50% from Tier 1 capital and 50% from Tier 2 capital.
(4)	Non-cumulative preferred shares and Innovative Tier 1 capital instruments include amounts that are reflected as liabilities on the consolidated balance sheet, but are eligible for inclusion in the capital calculation for regulatory purposes.

na –	not applicable

114	BMO Financial Group 195th Annual Report 2012

Table 25: Risk-Weighted Assets ($ millions)

		Risk-weighted assets				Risk-weighted assets
As at October 31	Exposure at Default	Standardized Approach	Advanced Approach (2)	2012 Total	Exposure at Default	Standardized Approach	Advanced Approach	2011 Total
Credit Risk
Wholesale
Corporate, including specialized lending	145,802	26,563	44,278	70,841	129,111	30,756	36,894	67,650
Corporate small and medium-sized enterprises	46,541	–	22,120	22,120	45,538	760	23,650	24,410
Sovereign	59,691	–	645	645	68,239	–	668	668
Bank	53,318	2	4,851	4,853	40,179	4	4,976	4,980
Retail
Residential mortgages, excluding home equity line of credit	78,113	2,966	5,612	8,578	52,450	2,631	6,267	8,898
Home equity line of credit	42,320	1,317	6,408	7,725	46,534	1,600	6,881	8,481
Qualifying revolving retail	42,204	–	5,622	5,622	39,301	–	5,410	5,410
Other retail, excluding small and medium-sized enterprises	24,520	2,372	9,141	11,513	23,418	1,935	9,469	11,404
Retail small and medium-sized enterprises	3,159	79	1,056	1,135	1,515	93	843	936
Equity	1,942	–	1,359	1,359	1,736	–	1,098	1,098
Trading book	69,340	223	6,109	6,332	67,340	55	6,804	6,859
Securitization	29,454	–	6,796	6,796	38,267	–	13,565	13,565
Other credit risk assets – non-counterparty managed assets	72,700	–	17,596	17,596	81,097	–	17,742	17,742
Scaling factor for credit risk assets under AIRB Approach (1)	–	–	6,840	6,840	–	–	6,991	6,991
Total Credit Risk	669,104	33,522	138,433	171,955	634,725	37,834	141,258	179,092
Market Risk		2,263	5,335	7,598		2,013	2,958	4,971
Operational Risk		25,677	–	25,677		24,609	–	24,609
Total Basel II Risk-Weighted Assets		61,462	143,768	205,230		64,456	144,216	208,672

(1)	The scaling factor is applied to the risk-weighted assets amounts for credit risk under the AIRB Approach.
(2)	The AIRB Approach RWA for BMO Harris Bank is adjusted to a transitional floor based on the Standardized Approach.

Table 26: Average Deposits ($ millions, except as noted)

	2012		2011		2010
	Average balance	Average rate paid (%)	Average balance	Average rate paid (%)	Average balance	Average rate paid (%)
Deposits Booked in Canada
Demand deposits – interest bearing	19,146	0.44	17,489	0.41	15,331	0.24
Demand deposits – non-interest bearing	23,343	–	21,620	–	19,213	–
Payable after notice	56,262	0.60	49,282	0.53	45,384	0.29
Payable on a fixed date	92,314	1.24	89,469	1.90	87,208	1.88
Total deposits booked in Canada	191,065	0.82	177,860	1.14	167,136	1.08
Deposits Booked in the United States and Other Countries
Banks located in the United States and other countries	9,213	0.60	8,619	0.53	8,022	0.98
Governments and institutions in the United States and other countries	8,381	0.35	9,909	0.54	8,862	0.51
Other demand deposits	7,546	0.02	4,497	0.03	3,114	0.03
Other deposits payable after notice or on a fixed date	105,212	0.51	70,874	0.73	54,829	0.78
Total deposits booked in the United States and other countries	130,352	0.47	93,899	0.66	74,827	0.74
Total average deposits	321,417	0.68	271,759	0.98	241,963	0.98

2010 based on CGAAP.

As at October 31, 2012, 2011 and 2010: deposits by foreign depositors in our Canadian bank offices amounted to $24,639 million, $18,237 million and $14,129 million, respectively; total deposits payable after notice included $24,607 million, $24,995 million and $24,340 million, respectively, of chequing accounts that would have been classified as demand deposits under U.S. reporting requirements; and total deposits payable on a fixed date included $16,630 million, $17,365 million and $15,844 million, respectively, of federal funds purchased, commercial paper issued and other deposit liabilities.

These amounts would have been classified as short-term borrowings for U.S. reporting purposes.

Table 27: Unrealized Gains (Losses) on Available-for-Sale Securities ($ millions)

			Unrealized gains (losses) (2)
As at October 31	Amortized cost	Fair value (1)	2012	2011	2010	2009	2008
Canadian governments debt	19,692	19,957	265	441	322	146	30
U.S. governments debt	13,781	13,946	165	246	293	70	32
Mortgage-backed securities – Canada	432	435	3	18	284	247	87
Mortgage backed securities – United States	6,324	6,388	64	104	31	28	3
Corporate debt	7,724	7,875	151	41	116	123	(255)
Corporate equity	1,129	1,185	56	70	24	(6)	(19)
Other governments debt	6,591	6,596	5	5	29	47	1
Total available-for-sale securities	55,673	56,382	709	925	1,099	655	(121)

2010 and prior based on CGAAP.

(1)	Available-for-sale securities are reflected in the balance sheet at fair value. Unrealized gains (losses) are included in other comprehensive income.
(2)	Unrealized gains (losses) may be offset by related losses (gains) on liabilities or hedge contracts.

BMO Financial Group 195th Annual Report 2012	115

Glossary of Financial Terms

Adjusted Earnings and Measures present results adjusted to exclude the impact of certain items as set out in the Non-GAAP Measures section. Management considers both reported and adjusted results to be useful in assessing underlying ongoing business performance.

Allowance for Credit Losses represents an amount deemed adequate by management to absorb credit-related losses on loans and acceptances and other credit instruments. Allowances for credit losses can be specific or collective and are recorded on the balance sheet as a deduction from loans and acceptances or, as they relate to credit instruments, as other liabilities.

P 70, 81, 131

Assets under Administration and under Management refers to assets administered or managed by a financial institution that are beneficially owned by clients and therefore not reported on the balance sheet of the administering or managing financial institution.

Asset-Backed Commercial Paper (ABCP) is a short-term investment with a maturity that is typically less than 180 days. The commercial paper is backed by physical assets such as trade receivables, and is generally used for short-term financing needs.

Assets-to-Capital Multiple reflects total assets, including specified off-balance sheet items net of other specified deductions, divided by total capital.

P 61, 158

Average Earning Assets represents the daily or monthly average balance of deposits with other banks and loans and securities, over a one-year period.

Bankers’ Acceptances (BAs) are bills of exchange or negotiable instruments drawn by a borrower for payment at maturity and accepted by a bank. BAs constitute a guarantee of payment by the bank and can be traded in the money market. The bank earns a “stamping fee” for providing this guarantee.

Basis Point is one one-hundredth of a percentage point.

Business Risk arises from the specific business activities of a company and the effects these could have on its earnings.

P 90

Collective Allowance (previously referred to as the General Allowance) is maintained to cover impairment in the existing credit portfolio that cannot yet be associated with specific credit assets. Our approach to establishing and maintaining the collective allowance is based on the guideline issued by our regulator, OSFI. The collective allowance is assessed on a quarterly basis and a number of factors are considered when determining its level, including the long-run expected loss amount and management’s credit judgment with respect to current macroeconomic and portfolio conditions.

P 40, 81, 131

Common Equity Ratio reflects common shareholders’ equity less capital adjustments, divided by risk-weighted assets.

P 61, 158

Common Shareholders’ Equity is the most permanent form of capital. Adjusted common shareholders’ equity is comprised of common shareholders’ equity less capital adjustments.

Credit and Counterparty Risk is the potential for loss due to the failure of a borrower, endorser, guarantor or counterparty to repay a loan or honour another predetermined financial obligation.

P 80

Derivatives are contracts whose value is “derived” from movements in interest or foreign exchange rates, or equity or commodity prices. Derivatives allow for the transfer, modification or reduction of current or expected risks from changes in rates and prices.

Dividend Payout Ratio represents common share dividends as a percentage of net income available to common shareholders. It is computed by dividing dividends per share by basic earnings per share.

Earnings Per Share (EPS) is calculated by dividing net income, after deduction of preferred dividends, by the average number of common shares outstanding. Diluted EPS, which is our basis for measuring performance, adjusts for possible conversions of financial instruments into common shares if those conversions would reduce EPS. Adjusted EPS is calculated in the same manner, using adjusted net income.

P 32, 166

Earnings Volatility (EV) is a measure of the adverse impact of potential changes in market parameters on the projected 12-month after-tax net income of a portfolio of assets, liabilities and/or off-balance sheet positions, measured at a 99% confidence level over a specified holding period.

P 82

Economic Capital is our internal assessment of the risks underlying BMO’s business activities. It represents management’s estimate of the likely magnitude of economic losses that could occur if adverse situations arise, and allows returns to be measured on a basis that considers the risks taken. Economic Capital is calculated for various types of risk – credit, market (trading and non-trading), operational and business – where measures are based on a time horizon of one year. Economic Capital is a key element of our risk-based capital management and ICAAP framework.

P 63, 79

Efficiency Ratio (or Expense-to-Revenue Ratio) (previously referred to as the Productivity Ratio) is a key measure of efficiency. It is calculated as non-interest expense divided by total revenues, expressed as a percentage. The adjusted efficiency ratio is calculated in the same manner, utilizing adjusted revenues and non-interest expense.

P 42

Environmental and Social Risk is the risk of loss or damage to BMO’s reputation resulting from environmental and social concerns related to BMO or its customers. Environmental and social risk is often associated with credit, operational and reputation risk.

P 92

Fair Value is the amount of consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act.

Forwards and Futures are contractual agreements to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a specific price and date in the future. Forwards are customized contracts transacted in the over-the-counter market. Futures are transacted in standardized amounts on regulated exchanges and are subject to daily cash margining.

P 141

Hedging is a risk management technique used to neutralize, manage or offset interest rate, foreign currency, equity, commodity or credit exposures arising from normal banking activities.

Impaired Loans are loans for which there is no longer reasonable assurance of the timely collection of principal or interest.

Innovative Tier 1 Capital is a form of Tier 1 capital that can be included in calculating a bank’s Tier 1 Capital Ratio, Total Capital Ratio and Assets-to-Capital Multiple. Innovative Tier 1 capital cannot comprise more than 20% of net Tier 1 capital, at time of issue, with 15% qualifying as Tier 1 capital and the remaining 5% included in Tier 2 capital.

Insurance Risk is the risk of loss due to actual experience being different from that assumed when an insurance product was designed and priced. It generally entails inherent unpredictability that can arise from assuming long-term policy liabilities or from the uncertainty of future events. Insurance risk exists in all our insurance businesses, including annuities and life, accident and sickness, and creditor insurance, as well as our reinsurance business.

P 89

Issuer Risk arises in BMO’s trading and underwriting portfolios, and measures the adverse impact of credit spread, credit migration and default risks on the market value of fixed-income instruments and similar securities. Issuer risk is measured at a 99% confidence level over a specified holding period.

P 82

Legal and Regulatory Risk is the risk of not complying with laws, contractual agreements or other legal requirements, as well as regulatory requirements and regulators’ expectations. Failure to properly manage legal and regulatory risk may result in litigation claims, financial losses, regulatory sanctions, an inability to execute our business strategies, and potential harm to our reputation.

P 90

Leverage Ratio is defined as Tier 1 capital divided by the sum of on-balance sheet items and specified off-balance sheet items net of specified deductions.

P 62

Liquidity and Funding Risk is the potential for loss if BMO is unable to meet financial commitments in a timely manner at reasonable prices as they fall due. Financial commitments include liabilities to depositors and suppliers, and lending, investment and pledging commitments.

P 86, 136

Mark-to-Market represents the valuation of financial instruments at market rates as of the balance sheet date, where required by accounting rules.

Market Risk is the potential for adverse changes in the value of BMO’s assets and liabilities resulting from changes in market variables such as interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, and credit spreads, as well as the risk of credit migration and default.

P 82, 136

BMO Financial Group 195th Annual Report 2012	183

GLOSSARY OF FINANCIAL TERMS

Market Value Exposure (MVE) is a measure of the adverse impact of changes in market parameters on the market value of a portfolio of assets, liabilities and off-balance sheet positions, measured at a 99% confidence level over a specified holding period. The holding period considers current market conditions and/or composition of the portfolio to determine how long it would take to neutralize the market risk without adversely affecting market prices. For trading and underwriting activities, MVE is comprised of Value at Risk and Issuer Risk.

P 82

Model Risk is the potential for loss due to the risk of a model not performing or capturing risk as designed. It also arises from the possibility of the use of an inappropriate model or the inappropriate use of a model.

P 90

Net Economic Profit (NEP) represents net income available to common shareholders, before deduction for the after-tax impact of the amortization of acquisition-related intangible assets, less a charge for capital. Adjusted NEP is computed using adjusted net income. NEP is an effective measure of added economic value. NEP and adjusted NEP are non-GAAP measures.

P 33

Net Interest Income is comprised of earnings on assets, such as loans and securities, including interest and dividend income and BMO’s share of income from investments accounted for using the equity method of accounting, less interest expense paid on liabilities, such as deposits.

P 37

Net Interest Margin is the ratio of net interest income to earning assets, expressed as a percentage or in basis points. Net interest margin is sometimes computed using total assets.

P 37

Notional Amount refers to the principal used to calculate interest and other payments under derivative contracts. The principal amount does not change hands under the terms of a derivative contract, except in the case of cross-currency swaps.

Off-Balance Sheet Financial Instruments include a variety of financial arrangements offered to clients, which include credit derivatives, written put options, backstop liquidity facilities, standby letters of credit, performance guarantees, credit enhancements, commitments to extend credit, securities lending, documentary and commercial letters of credit, and other indemnifications.

Office of the Superintendent of Financial Institutions Canada (OSFI) is the government agency respon-

sible for regulating banks, insurance companies, trust companies, loan companies and pension plans in Canada.

Operating Leverage is the difference between revenue and expense growth rates. Adjusted operating leverage is the difference between adjusted revenue and adjusted expense growth rates.

P 25

Operational Risk is the potential for loss resulting from inadequate or failed internal processes or systems, human interactions or external events, but excludes business risk.

P 88

Options are contractual agreements that convey to the buyer the right but not the obligation to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a fixed future date or at any time within a fixed future period.

P 141

Provision for Credit Losses is a charge to income that represents an amount deemed adequate by management to fully provide for impairment in a portfolio of loans and acceptances and other credit instruments, given the composition of the portfolio, the probability of default, the economic environment and the allowance for credit losses already established.

P 40, 81, 131

Reputation Risk is the risk of a negative impact on BMO that results from a deterioration in stakeholders’ perception of BMO’s reputation. These potential impacts include revenue loss, litigation, regulatory sanction or additional oversight, declines in client loyalty and declines in BMO’s share price.

P 91

Return on Equity or Return on Common Shareholders’ Equity (ROE) is calculated as net income, less preferred dividends, as a percentage of average common shareholders’ equity. Common shareholders’ equity is comprised of common share capital, contributed surplus, accumulated other comprehensive income (loss) and retained earnings. Adjusted ROE is calculated using adjusted net income.

P 34

Securities Borrowed or Purchased under Resale Agreements are low-cost, low-risk instruments, often supported by the pledge of cash collateral, which arise from transactions that involve the borrowing or purchasing of securities.

Securities Lent or Sold under Repurchase Agreements are low-cost, low-risk liabilities, often supported by cash collateral, which arise from transactions that involve the lending or selling of securities.

Securitization is the practice of selling pools of contractual debts, such as residential mortgages, commercial mortgages, auto loans and credit card debt obligations, to third parties.

P 138

Special Purpose Entities (SPEs) include entities created to accomplish a narrow and well-defined objective. We are required to consolidate an SPE if we control the SPE by having the power to govern the financial and operating policies of the SPE so as to obtain benefits from the SPE’s activities.

P 70, 71, 139

Specific Allowances reduce the carrying value of specific credit assets to the amount we expect to recover if there is evidence of deterioration in credit quality.

P 40, 81, 131

Strategic Risk is the potential for loss due to fluctuations in the external business environment and/or failure to properly respond to these fluctuations due to inaction, ineffective strategies or poor implementation of strategies.

P 91

Swaps are contractual agreements between two parties to exchange a series of cash flows. The various swap agreements that we enter into are as follows:

•	Commodity swaps – counterparties generally exchange fixed-rate and floating-rate payments based on a notional value of a single commodity.

•	Credit default swaps – one counterparty pays the other a fee in exchange for that other counterparty agreeing to make a payment if a credit event occurs, such as bankruptcy or failure to pay.

•	Cross-currency interest rate swaps – fixed-rate and floating-rate interest payments and principal amounts are exchanged in different currencies.

•	Cross-currency swaps – fixed-rate interest payments and principal amounts are exchanged in different currencies.

•	Equity swaps – counterparties exchange the return on an equity security or a group of equity securities for the return based on a fixed or floating interest rate or the return on another equity security or group of equity securities.

•	Interest rate swaps – counterparties generally exchange fixed-rate and floating-rate interest payments based on a notional value in a single currency.

P 140

Taxable Equivalent Basis (teb): Revenues of operating groups reflected in our MD&A are presented on a taxable equivalent basis (teb). To facilitate comparisons, the teb adjustment increases reported revenues and the provision for income taxes by an amount that would increase revenues on certain tax-exempt securities to a level that would incur tax at the statutory rate.

P 36

Tier 1 Capital is primarily comprised of regulatory common equity, preferred shares and Innovative Tier 1 capital.

Tier 1 Capital Ratio reflects Tier 1 capital divided by risk-weighted assets.

P 61, 158

Total Capital includes Tier 1 and Tier 2 capital, net of certain deductions. Tier 2 capital is primarily comprised of subordinated debentures and a portion of the collective allowance for credit losses.

Total Capital Ratio reflects total capital divided by risk-weighted assets.

P 61, 158

Total Shareholder Return: The five-year average annual total shareholder return (TSR) represents the average annual total return earned on an investment in BMO common shares made at the beginning of a five-year period. The return includes the change in share price and assumes that dividends received were reinvested in additional common shares. The one-year TSR also assumes that dividends were reinvested in shares.

P 31

Trading-Related Revenues include net interest income and non-interest revenue earned from on- and off-balance sheet positions undertaken for trading purposes. The management of these positions typically includes marking them to market on a daily basis. Trading-related revenues include income (expense) and gains (losses) from both on-balance sheet instruments and interest rate, foreign exchange (including spot positions), equity, commodity and credit contracts.

P 39

Value at Risk (VaR) is measured for specific classes of risk in BMO’s trading and underwriting activities: interest rate, foreign exchange rate, equity and commodity prices and their implied volatilities. This measure calculates the maximum loss likely to be experienced in the portfolios, measured at a 99% confidence level over a specified holding period.

P 82

184	BMO Financial Group 195th Annual Report 2012